Filed pursuant to Rule 424(b)(4)
Registration No. 333-190135

PROSPECTUS

13,750,000 Common Units

Representing Limited Partner Interests

Western Refining Logistics, LP

This is the initial public offering of our common units representing limited partner interests. Prior to this offering, there has been no public market for our common units. We have been approved to list our common units on the New York Stock Exchange under the symbol “WNRL,” subject to official notice of issuance. We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 21.

These risks include the following:

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Our parent company, Western Refining, Inc., or Western, accounts for substantially all of our revenues. If Western changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason or significantly reduces the volumes transported through our pipelines and gathering systems or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be adversely affected.

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•

Western may suspend, reduce, or terminate its obligations under each of our commercial agreements and our services agreement in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

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Western will own a 69.9% limited partner interest in us and will control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Western, have conflicts of interest with us and limited duties to us and may favor their own interests to the detriment of our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Unitholders will experience immediate and substantial dilution of $17.30 per common unit.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Public offering price	$22.00	$302,500,000
Underwriting discount (1)	$ 1.32	$ 18,150,000
Proceeds to Western Refining Logistics, LP (before expenses)	$20.68	$284,350,000

(1)	Excludes a structuring fee equal to 0.50% of the gross proceeds of this offering payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Please read “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters may also exercise their option to purchase up to an additional 2,062,500 common units from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about October 16, 2013 through the book-entry facilities of The Depository Trust Company.

BofA Merrill Lynch	Barclays

Goldman, Sachs & Co.	Wells Fargo Securities

Credit Suisse	Deutsche Bank Securities	UBS Investment Bank

SunTrust Robinson Humphrey	Credit Agricole CIB

The date of this prospectus is October 10, 2013

Western Refining Logistics
WNR Refineries
Asphalt Plant/Terminal
Transportation & Storage
Refined Products Terminal
Pipelines
Third-Party Crude Oil Pipelines
UT
CO
KS
OK
AZ
NM
TX
San Juan Basin
Bloomfield
Bisti
Pettigrew
Lybrook
Star Lake
Gallup
Albuquerque
Phoenix
Tucson
El Paso
Kinder Morgan
Mason Station
Wink
Kinder Morgan
McCamey
Permian Basin
Delaware Basin
Mexico
WA
OR
ID
MT
WY
NV
UT
CA
CO
AZ
NM
OK
TX
LA
Mexico

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. These data sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Moreover, forecasted information is inherently uncertain and we can provide no assurance that forecasted information will materialize. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management’s estimates and assumptions about our markets, and our internal research. Certain market and industry data has been derived from a report commissioned by us and prepared by BENTEK Energy, LLC (“BENTEK”). While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks, and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks, and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks, and trade names.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus, unless otherwise indicated, assumes that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

Unless the context otherwise requires, references in this prospectus to “Western Refining Logistics, LP,” “our partnership,” “we,” “our,” “us,” or like terms when used in a historical context, refer to Western Refining Logistics, LP Predecessor, our predecessor for accounting purposes, also referred to as “the Predecessor,” and when used in the present tense or prospectively, refer to Western Refining Logistics, LP and its subsidiaries. Unless the context otherwise requires, references in this prospectus to “Western” refer collectively to Western Refining, Inc. and its subsidiaries, other than Western Refining Logistics, LP, its subsidiaries and its general partner.

Western Refining Logistics, LP

Overview

We are a fee-based, growth oriented Delaware limited partnership recently formed by Western to own, operate, develop, and acquire terminals, storage tanks, pipelines, and other logistics assets. Our initial assets consist of pipeline and gathering assets and terminalling, transportation, and storage assets in the Southwestern portion of the U.S., including approximately 300 miles of pipelines and approximately 7.9 million barrels of active storage capacity, as well as other assets. Most of our assets are integral to the operations of Western’s refineries located in El Paso, Texas, and near Gallup, New Mexico.

We generate revenue primarily by charging fees and tariffs for transporting crude oil and refined and other products through our terminals and pipelines and for providing storage at our storage tanks and terminals. We do not take ownership of the hydrocarbons or products (other than certain additives) that we handle or engage in the trading of any commodities. Accordingly, we generally do not have direct exposure to fluctuations in commodity prices. Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western, supported by minimum volume commitments and inflation adjustments. We believe these contracts will generate stable and predictable cash flows. Please read “—Our Commercial Agreements with Western” below for a description of these agreements.

Our relationship with Western is one of our principal strengths. Western is a publicly traded (NYSE: WNR) independent crude oil refiner and marketer of refined and other products, and owns and operates two refineries, in El Paso, Texas and Gallup, New Mexico (referred to as Western’s “El Paso Refinery” and “Gallup Refinery,” respectively), with a total crude oil throughput capacity of 153,000 barrels per day (“bpd”). Western’s primary operating areas that we support encompass West Texas, Arizona, New Mexico, Utah, and Colorado. In addition to its refineries, Western also operates retail convenience stores in Arizona, Colorado, New Mexico, and Texas; a fleet of crude oil and refined product truck transports; and a wholesale petroleum products distributor that operates in Arizona, California, Colorado, Georgia, Nevada, New Mexico, Texas, Maryland, and Virginia. For the year ended December 31, 2012, Western reported net sales, operating income and net income of $9.5 billion, $711.9 million and $398.9 million, respectively. For the six months ended June 30, 2013, Western reported net sales, operating income and net income of $4.6 billion, $445.7 million and $233.0 million. As of June 30, 2013, Western reported total assets of $2.5 billion and total debt of $550.8 million.

We intend to expand our business primarily by increasing utilization of our existing systems, acquiring additional logistics assets from Western and third parties and executing organic growth projects. The Permian Basin in general, and the Delaware Basin in particular, are experiencing significant crude oil production growth as a result of improved drilling and completion techniques. This production growth provides the El Paso Refinery with a local supply of high quality, cost-advantaged crude oil. Western has stated that it intends to increase its access to this production and grow its logistics business generally, and has formed us to be the primary growth vehicle for this business. Western will grant us a right of first offer on certain logistics assets that it will retain following the completion of this offering, as well as on additional assets that Western may acquire or construct in our existing areas of operation in the future. Please read “Business—Our Assets and Operations—Right of First Offer.” We do not have a current agreement or understanding with Western to purchase any assets covered by our rights of first offer.

Our Assets and Operations

Our initial assets consist of the following:

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Pipeline and Gathering Assets. Our pipeline and gathering assets consist of approximately 300 miles of crude oil pipelines and gathering systems and approximately 566,000 barrels of active crude oil storage located primarily in the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area in northwestern New Mexico. These assets serve as a key source of high quality, cost-advantaged crude oil for Western’s El Paso and Gallup Refineries.

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Terminalling, Transportation, and Storage Assets. Our terminalling, transportation, and storage assets consist of terminals and storage assets located on site at each of Western’s El Paso and Gallup Refineries, and standalone refined products terminals located in Bloomfield and Albuquerque, New Mexico. These assets include approximately 6.9 million barrels of active shell storage capacity. These assets primarily receive, store, and distribute crude oil, feedstock, and refined products for Western’s refineries. We also provide fee-based asphalt terminalling and processing services at an asphalt plant and terminal in El Paso and asphalt terminalling services at three stand-alone asphalt terminals located in Albuquerque, New Mexico and Phoenix and Tucson, Arizona, which have a combined storage capacity of approximately 473,000 barrels.

Business Objectives and Strategies

Our primary business objectives are to maintain stable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

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Generate Stable, Fee-Based Revenues. We are focused on generating stable and predictable cash flows by providing fee-based logistics services. Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western, supported by minimum volume commitments and inflation adjustments. As we grow our business, we will seek to enter into similar contracts with third parties that generate stable and predictable cash flows, as well as increase volumes under our existing contracts with Western. Pursuant to our contracts with Western, we generally do not have exposure to variability in the prices of the hydrocarbons and other products we handle.

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Increase Utilization and Pursue Attractive Organic Growth Opportunities. We expect to realize increased throughput on our existing systems due to projected crude oil production growth in the Delaware Basin and Four Corners area and the continued ramp-up of our new gathering system in the Delaware Basin. We also intend to evaluate organic growth opportunities to increase utilization of our existing assets by, for example, adding gathering lines to connect new production to our mainline gathering lines. Additionally, we intend to take other steps to accommodate growth in Western’s business as well as increased third-party activity in our existing areas of operations.

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Grow Through Strategic Acquisitions. We plan to pursue accretive acquisitions of complementary assets from Western as well as third parties. In order to provide us with initial acquisition opportunities, Western will grant us a right of first offer to acquire certain logistics assets that it will retain following this offering, as well as additional assets that it may acquire or construct in our existing areas of operation in the future. We believe we complement Western’s acquisition strategy by providing a specialized vehicle for owning, operating and acquiring logistics assets. This allows us to either bid jointly with Western for assets with associated logistics or subsequently purchase logistics assets from Western pursuant to our right of first offer in the omnibus agreement.

•

Maintain Safe, Reliable, and Efficient Operations. We are committed to maintaining and improving the safety, reliability, environmental compliance, and efficiency of our operations. We believe these objectives are integral to maintaining stable cash flows and are critical to the success of our business.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

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Well-Positioned Assets in High-Growth Regions. Most of our assets are located in or near the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area in the San Juan and Paradox Basins in northwestern New Mexico. These shale-focused, crude oil producing basins are experiencing significant growth in production. According to BENTEK Energy, LLC (“BENTEK”), an energy market analytics company, Delaware Basin crude oil production was 450,000 bpd as of June 2013. BENTEK predicts that Delaware Basin crude oil production will increase by approximately 120,000 bpd over the next five years based on current drilling, and could increase by as much as an additional 300,000 bpd, for a total of 870,000 bpd, over this same period assuming increases in horizontal rig count, well count, and initial production (“IP”) rates. Western’s Gallup Refinery is currently sourcing approximately 25,000 bpd of crude oil primarily from the San Juan and Paradox Basins. Drilling activity in the area is increasing, and BENTEK predicts total production in the San Juan Basin alone could grow from approximately 7,700 bpd currently to between 20,000 bpd and 52,000 bpd over the next five years. This range is based on certain assumptions by BENTEK relating to horizontal rig count, well count, and IP rates. We believe crude oil production growth in these basins should increase utilization of our pipeline and gathering assets and create organic growth opportunities.

•

Relationship with Western. One of our principal strengths is our relationship with Western. We believe that Western will be incentivized to grow our business as a result of its significant economic interest in us, as well as its stated strategies of growing its logistics business and increasing its access to crude oil produced in its existing areas of operations. In particular, we expect to benefit from the following aspects of our relationship with Western:

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Acquisition Opportunities. Western will grant us a right of first offer to acquire certain logistics assets that it will retain following this offering, as well as additional assets that it may acquire or construct in its existing areas of operation in the future;

•

Strength and Stability of Western’s Refining Business. Western’s El Paso and Gallup Refineries have a combined crude oil throughput capacity of 153,000 bpd. Western’s refining margins are supported throughout the refining cycle by a combination of abundant and lower cost feedstocks and strong values for its refined products. Through access to multiple strategic product pipelines afforded by our assets, Western sells products into several areas in the southwestern United States where refined product margins have historically been higher than Gulf Coast benchmarks. In addition, Western’s integrated distribution network of wholesale and retail assets provides a ratable output for products produced at its refineries;

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Integration of Assets with Western’s Refineries. Most of our assets are integral to the operations of Western’s refineries. The refineries are strategically located in West Texas and New Mexico, which gives Western access to high quality, advantageously priced crude oils. Our assets provide the refineries with their primary access to this supply of crude oil, and many of our assets are located adjacent to these refineries; and

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Access to Operational and Industry Expertise. We expect to benefit from Western’s extensive operational, commercial, and technical expertise, as well as its industry relationships, as we seek to optimize and expand our existing asset base.

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Long-Term, Fee-Based Contracts. Initially, we will generate substantially all of our revenue under two 10-year, fee-based contracts with Western that will include minimum volume commitments and inflation adjustments. We believe these contracts will generate stable, predictable cash flows and mitigate substantially all of our direct exposure to commodity price fluctuations. For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under these agreements are expected to total $118.3 million, or approximately 90% of our forecasted revenues of $130.8 million for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

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Experienced Management Team. Our management team is experienced in the operation of logistics assets and the execution of expansion and acquisition strategies. Our management team includes some of the most senior officers of Western, who average more than 20 years of experience in the energy industry.

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Financial Flexibility. In connection with this offering, we expect to enter into a new $300 million revolving credit facility and will have no initial indebtedness at the closing of this offering. In addition, we expect to retain $75 million as cash-on-hand from the proceeds of this offering. We believe we will have the financial flexibility to execute our growth strategy through cash-on-hand, the available capacity under our revolving credit facility, and our ability to access the debt and equity capital markets.

Growth Opportunities

Over the last few years, the U.S. has experienced a significant increase in crude oil production, driven primarily by new technologies including multi-stage fracturing and horizontal drilling. According to BENTEK, U.S. and Canadian crude oil production has grown from approximately 8.7 million bpd in 2011 to approximately 11.0 million bpd as of June 2013. The Permian Basin is among those basins experiencing significant growth. For example, according to BENTEK, current crude oil production in the Delaware Basin area of the Permian Basin was 450,000 bpd as of June 2013. BENTEK predicts that Delaware Basin crude oil production will increase by approximately 120,000 bpd over the next five years based on current drilling, and could increase by as much as an additional 300,000 bpd, for a total of 870,000 bpd, over this same period assuming increases in horizontal rig count, well count, and IP rates. We believe there are a number of potential growth opportunities for infrastructure projects within the Permian Basin and Four Corners areas to facilitate the delivery of crude oil from the wellhead to Western’s refineries and potentially other third parties.

Our asset portfolio consists of pipeline and gathering assets and terminalling, transportation, and storage assets, which are primarily located in or near the Delaware and San Juan Basins, and provide Western’s El Paso and Gallup Refineries with their primary access to the crude oil production in these areas. The anticipated increase in production in these basins provides us two distinct ways to grow our revenues and cash flow:

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Increasing throughput on our existing systems. Our Delaware Basin system was placed into service in April 2013 and throughput on this system is increasing. In anticipation of increased crude oil production in the region and the addition of new gathering connections, mainline capacity of the system is designed to handle 100,000 bpd. In addition, there is approximately 38,000 bpd of truck unloading capacity at our Mason Station crude oil facility. Western’s forecasted throughput for the twelve months ending September 30, 2014 is 27,250 bpd on the mainline and 14,900 bpd at the Mason Station truck rack, representing approximately 27% and 39% of total capacity, respectively. Our Four Corners system also has available throughput capacity to accept increased production in the San Juan and Paradox Basins.

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Organic growth projects to connect additional production to our system. We expect to construct or acquire from Western additional pipelines that connect to our existing gathering systems. These additional pipelines would generate revenue not only through fees charged for volumes transported on such pipelines, but also through increased throughput on our existing pipeline assets to which they connect.

For purposes of our forecast included elsewhere in this prospectus, we have not budgeted for any expansion capital expenditures for the twelve months ending September 30, 2014. We expect to fund future growth capital expenditures primarily from a combination of cash-on-hand, borrowings under our revolving credit facility and the issuance of additional equity or debt securities. To the extent we issue additional units to fund future acquisitions or expansion capital expenditures, the payments of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level.

Rights of First Offer

We believe that our relationship with Western should provide us with a number of potential future growth opportunities, including the opportunity to potentially acquire the following assets that Western will grant us a right of first offer to acquire for a period of 10 years after the closing of this offering, should Western decide to sell them:

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TexNew Mex 16” Pipeline. At the closing of this offering, Western will contribute to us an approximately 43-mile segment of its TexNew Mex 16” Pipeline, and retain the remaining 299-mile segment that is currently not operating but is being evaluated for return to service. The retained segment extends from our crude oil station in Star Lake, New Mexico in the Four Corners area to near Maljamar, New Mexico in the Delaware Basin, and has hydraulic capacity to flow in a northerly or southerly direction. Western also anticipates the potential construction of crude oil gathering and storage tanks along this line should it be brought back into service. However, we currently do not expect Western to return this pipeline to service during the twelve months ending September 30, 2014.

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Jal NGL Terminal. Western’s Jal NGL Terminal, located in Lea County, New Mexico, receives, stores, and ships various light hydrocarbon products or natural gas liquids (“NGLs”) via truck, rail, and pipeline. On an annual average basis, Western uses approximately 25% of this terminal’s throughput capacity primarily to receive and store butanes in support of its El Paso Refinery. Primary storage at the Jal NGL Terminal consists of four large NGL storage caverns, with combined storage capacity of approximately 562,000 barrels, that are connected to the Enterprise Products Partners L.P. (“Enterprise”) MAPL system connecting NGL hubs at Conway, Kansas and Mt. Belvieu, Texas. Brine ponds are available on site to support product movement in and out of the storage caverns. The terminal also includes 17 storage tanks with a combined shell storage capacity of approximately 15,000 barrels, and loading and unloading capacity of up to 6,000 bpd, utilizing either a three-bay truck rack or a rail loading facility located on the Texas-New Mexico Railroad that has 16 loading spots.

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Crude Oil Trucking and Refined Products Trucking. Western operates a fleet of approximately 190 crude oil and refined product truck transports. Twenty-nine crude truck transports in the Four Corners area gather approximately 9,100 bpd of crude oil, and Western anticipates growing its newly-created Delaware Basin fleet to approximately 40 truck transports by the end of 2013. In addition, Western has a fleet of 156 refined product truck transports that operate in Texas, New Mexico, Arizona, Colorado, Utah, and California.

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Wholesale Fuel/Jobber/Lube Facilities. Western’s wholesale operations market and distribute approximately 73,900 bpd of Western’s refinery production. Western’s lubricant marketing, distribution and warehousing operations handle approximately one million gallons per month. Western’s wholesale operations distribute refined products and lubricants in Arizona, California, Colorado, Nevada, New Mexico, and Texas.

In addition, Western will grant us a right of first offer to acquire additional logistics assets in the Permian Basin or the Four Corners area that it may construct or acquire in the future. Western currently anticipates constructing additional logistics assets that would be subject to our rights of first offer, if constructed. These assets, which may require significant capital to construct and place into service, include:

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Additional gathering lines connected to the Delaware Basin system and the Four Corners system. The Delaware Basin system mainline is designed to handle up to 100,000 bpd in anticipation of the expected growth of crude oil production in the surrounding area. Western is evaluating building gathering facilities to tie nearby production facilities to our mainlines. Western is also evaluating building additional gathering lines to connect producers in the Four Corners area to our Four Corners system.

•

Pipeline to connect Delaware Basin system and TexNew Mex 16” Pipeline. Western is in the initial engineering phase for the potential construction of an approximately 70-mile pipeline to connect the TexNew Mex 16” Pipeline near Maljamar with our Delaware Basin system. Western anticipates the potential construction of additional crude oil gathering systems, both pipeline and truck, and additional storage tank capacity along this pipeline, should it be completed.

We refer to the assets listed above as our “right of first offer assets” and our rights related to them as our “rights of first offer.” Pursuant to an omnibus agreement, Western will be required to offer us the opportunity to acquire these assets in the future if it decides to sell them. We expect that Western would be the primary customer for these assets after any purchase of such assets by us. The consummation and timing of any acquisition of assets owned by Western will depend upon, among other things, Western’s willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and commercial agreement with respect to the asset and our ability to obtain financing on acceptable terms. We do not have a current agreement or understanding with Western to purchase any assets covered by our rights of first offer.

As further discussed under “—Growth Opportunities”, for purposes of our forecast, we have not budgeted for any expansion capital expenditures for the twelve months ending September 30, 2014, and we expect to fund future growth capital expenditures primarily from a combination of cash-on-hand, borrowings under our revolving credit facility and the issuance of additional equity or debt securities. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payments of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level.

Our Relationship with Western

Following the completion of this offering, Western will continue to own and operate its refining and other assets and will retain a significant interest in us through its ownership of a 69.9% limited partner interest, as well as ownership of our general partner and, indirectly, all of our incentive distribution rights. Given Western’s significant ownership in us following this offering, as well as its stated strategies of growing its logistics business and increasing its access to crude oil produced in our existing areas of operations, we believe Western will be incentivized to contribute additional assets to us over time and to facilitate organic growth opportunities and accretive acquisitions from third parties. However, Western is under no obligation to contribute or sell any assets to us or accept any offer for its assets that we may choose to make.

In addition to the commercial agreements we will enter into with Western upon the closing of this offering, we will also enter into an omnibus agreement and a services agreement with Western. Under the omnibus agreement, subject to certain exceptions, Western will grant us our rights of first offer. The omnibus agreement will also address our reimbursement to Western for the provision of various administrative services in support of our assets and Western’s indemnification of us for certain matters, including environmental, title and tax matters. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

While our relationship with Western and its subsidiaries is a significant strength, it is also a source of potential conflicts. Please read “Conflicts of Interest and Duties” and “Risk Factors.”

Our Commercial Agreements with Western

Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western (one for pipeline and gathering services, and another for terminalling, transportation and storage services), supported by minimum volume commitments and inflation adjustments, that may be renewed for two five-year periods upon mutual agreement of us and Western. Under these agreements, we will provide various crude oil gathering, terminalling, and storage services to Western, and Western will commit to provide us with minimum monthly throughput volumes of crude oil and refined and other products, and to reserve storage capacity. For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under these agreements are expected to total $118.3 million, or approximately 90% of our forecasted revenues of $130.8 million for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

Our commercial agreements with Western were not the result of arm’s-length negotiations. For additional information about these commercial agreements, please read “Certain Relationships and Related Party Transactions—Our Commercial Agreements with Western.”

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. As long as a company is deemed an emerging growth company, it may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

•	a requirement to present only two years of audited financial statements and related Management’s Discussion and Analysis included in an initial public offering registration statement;

•	an exemption to provide fewer than five years of selected financial data in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the fiscal year in which we have more than $1.0 billion in annual revenues, (3) the date on which we have more than $700 million in market value of our common units held by non-affiliates or (4) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period.

We have elected to adopt the reduced disclosure requirements described above, except we have elected to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable). As a result of these elections, the information that we provide in this prospectus may be different from the information you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure, and the tax characteristics of our common units. You should read carefully the risks under the caption “Risk Factors.”

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in July 2013 by Western to own, operate, develop, and acquire terminals, storage tanks, pipelines, and other logistics assets. In connection with this offering, Western will contribute certain assets and operations to us.

Additionally, at the closing of this offering, the following transactions will occur:

•	we will issue a non-economic general partner interest in us, as well as all of our incentive distribution rights, to our general partner;

•	we will issue 9,061,000 common units and 22,811,000 subordinated units to Western, representing an aggregate 69.9% limited partner interest in us;

•	we will issue 13,750,000 common units in this offering to the public, representing a 30.1% limited partner interest in us;

•	we will enter into a new $300 million revolving credit facility, with no borrowings under the facility at the closing of this offering;

•	we will enter into two 10-year commercial agreements with Western;

•	we will enter into an omnibus agreement with Western; and

•	we will enter into a services agreement with Western.

We will use the net proceeds from this offering (including any net proceeds from the exercise of the underwriters’ option to purchase additional common units from us) as described in “Use of Proceeds.”

The diagram on the following page depicts a simplified version of our organization and ownership structure after giving effect to this offering and the related formation transactions.

Ownership of Western Refining Logistics, LP

After giving effect to the transactions described above, assuming the underwriters’ option to purchase additional common units from us is not exercised, all of our incentive distribution rights will be held by our general partner and our units will be held as follows:

Public Common Units	30.1%
Common Units held by Western	19.9%
Subordinated Units held by Western	50.0%
Non-Economic General Partner Interest held by Western Refining Logistics GP, LLC	—

Total	100%

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.

Our Management

We are managed and operated by the board of directors and executive officers of Western Refining Logistics GP, LLC, our general partner. Western is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange (“NYSE”). Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve as executive officers of Western. For more information about the directors and executive officers of our general partner, please read “Management—Directors and Executive Officers of Western Refining Logistics GP, LLC.”

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. However, neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Western or others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, including Western, and certain specified employees of Western will be seconded to us to provide operating, maintenance and other services with respect to the assets owned and operated by us under our direction, supervision and control pursuant to the services agreement. We sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 123 W. Mills Avenue, El Paso, Texas 79901 and our telephone number is (915) 534-1400. Our website will be located at www.wnrl.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”), available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

General. Under our partnership agreement, our general partner has a duty to manage us in a manner it subjectively believes to be in, or not opposed to, the best interests of our partnership. However, because our general partner is a wholly owned subsidiary of Western, the officers and directors of our general partner also have a duty to manage our general partner in a manner that is in the best interests of Western. Consequently, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Western, on the other hand.

Partnership Agreement Replacement of Fiduciary Duties. Our partnership agreement limits the liability and eliminates and replaces the fiduciary duties of our general partner to our unitholders, and also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s duties. By purchasing a common unit, each purchaser agrees to be bound by the terms of our partnership agreement. Each unitholder is also treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties.

For a more detailed description of the conflicts of interest and duties of our general partner, please read “Conflicts of Interest and Duties.”

The Offering

Common units offered to the public	13,750,000 common units.

15,812,500 common units if the underwriters exercise their option to purchase an additional 2,062,500 common units (the “option units”) in full.

Units outstanding after this offering	22,811,000 common units and 22,811,000 subordinated units, for a total of 45,622,000 limited partner units, regardless of whether the underwriters exercise their option to purchase any of the option units, representing a 100% limited partner interest in us. Of this amount, 6,998,500 common units will be issued to Western or a wholly owned subsidiary of Western at the closing of this offering and, assuming the underwriters do not exercise their option to purchase any of the option units, 2,062,500 option units will be issued to Western, upon the expiration of the underwriters’ option exercise period. However, if the underwriters exercise their option to purchase any portion of the option units, we will (1) issue to the public the number of option units purchased by the underwriters pursuant to such exercise, and (2) issue to Western, upon the expiration of the option exercise period, all remaining option units. Any such option units issued to Western will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. In addition, our general partner will own a non-economic general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $280.0 million from this offering, after deducting underwriting discounts, structuring fees and offering expenses, as follows:

•	we will retain $75 million for general partnership purposes;

•	we will pay $1.8 million in estimated debt issuance costs related to our revolving credit facility; and

•

we will distribute the balance of any net proceeds to Western in partial consideration of its contribution of assets to us in connection with this offering and to reimburse Western for certain capital expenditures incurred with respect to such assets. We will not be required to pay additional consideration for the contributed assets or reimburse additional pre-closing capital expenditures, except as described above. For more information about the book value of the assets to be contributed to us and distributions to Western from the net proceeds of this offering, please see “Dilution.”

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $42.4 million. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be distributed to Western.

Cash distributions	Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.2875 per common unit and subordinated unit ($1.15 per common unit and subordinated unit on an annualized basis) to the extent we have sufficient cash after establishment of reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and it is defined in our partnership agreement included in this prospectus as Appendix A. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

For the first quarter that we are publicly traded, we anticipate that we will pay investors in this offering a prorated distribution covering the period from the completion of this offering through December 31, 2013, based on the actual length of that period.

Our partnership agreement requires us to distribute all of our available cash each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.2875 plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.2875; and

•	third, to all unitholders, pro rata, until each unit has received a distribution of $0.3306.

If cash distributions to our unitholders exceed $0.3306 per unit in any quarter, our general partner, as the holder of our incentive distribution rights, will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Unitholders	General Partner (as Holder of Our Incentive Distribution Rights)
above $0.3306 up to $0.3594	85.0%	15.0%
above $0.3594 up to $0.4313	75.0%	25.0%
above $0.4313	50.0%	50.0%

We refer to these distributions as “incentive distributions.” Please read “How We Make Distributions to Our Partners.”

We believe, based on our financial forecast and related assumptions included in “Our Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient available cash to pay the minimum quarterly distribution of $0.2875 on all of our common units and subordinated units for each quarter in the twelve months ending September 30, 2014. During the three month period ending March 31, 2014, Western is scheduled to conduct a planned maintenance turnaround at its El Paso Refinery. As such, our volumes and revenue are forecasted to be lower in such quarter than in other quarters during our financial forecast period. To the extent that there is a shortfall during any quarter in the forecast period such that we do not have enough cash available to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our units, we believe we would be able to borrow under our revolving credit facility to pay distributions in such quarter and would likely be able to repay such borrowings in a subsequent quarter, as we believe total cash available for distribution during the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution on all of our units. However, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate, except as provided in our partnership agreement. If we do not generate sufficient cash from operations we may, but are not required to, borrow funds to pay the minimum quarterly distribution to our unitholders. There is no guarantee that we will distribute quarterly cash distributions to our unitholders in any quarter. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

If we had completed this offering and related transactions on July 1, 2012, our unaudited pro forma cash available for distribution for the twelve-month period ended June 30, 2013 would have been approximately $29.2 million. This amount would have been sufficient to pay the minimum quarterly distribution of $0.2875 per unit per quarter ($1.15 per unit on an annualized basis) on all of our common units and a cash distribution of $0.0325 per unit per quarter ($0.13 per unit on an annualized basis), or approximately 11.3% of the minimum quarterly distribution, on all of our subordinated units for such period.

If we had completed this offering and related transactions on January 1, 2012, our unaudited pro forma cash available for distribution for the year ended December 31, 2012 would have been approximately $34.2 million. This amount would have been sufficient to pay the minimum quarterly distribution of $0.2875 per unit per quarter ($1.15 per unit on an annualized basis) on all of our common units and a cash distribution of $0.087 per unit per quarter ($0.348 per unit on an annualized basis), or approximately 30.3% of the minimum quarterly distribution, on all of our subordinated units for such period.

Subordinated units	Western will initially own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid distributions of available cash of at least (1) $1.15 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2016, or (2) $1.725 (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the related distributions on the incentive distribution rights for any four-quarter period ending on or after September 30, 2014, in each case provided there are no arrearages in the payment of the minimum quarterly distributions on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holder(s) of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter common units will no longer be entitled to arrearages.

Our general partner’s right to reset the target distribution levels	Our general partner, as the initial holder of all of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive whole fiscal quarters and the amount of the total distributions during such four-quarter period did not exceed aggregate adjusted operating surplus during such period, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units equal to the number of common units that would have entitled their holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our general partner on the incentive distribution rights in the quarter prior to the reset election. Please read “How We Make Distributions to Our Partners—Our General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Western will own an aggregate of 69.9% of our outstanding units (or 65.3% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give Western the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed, and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.” Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, our general partner and its affiliates will own, directly or indirectly, 39.7% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our general partner and its affiliates will own 69.9% of our outstanding common units.

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2016, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.15 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.23 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Directed unit program	At our request, the underwriters have reserved for sale up to 7.3% of the common units being offered by this prospectus for sale at the initial public offering price to the directors and executive officers of our general partner and Western, and certain other employees and consultants of Western and its affiliates. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Reserved Common Units.”

Exchange listing	We have been approved to list our common units on the NYSE under the symbol “WNRL,” subject to official notice of issuance.

Summary Historical and Pro Forma Financial Data

The following table shows summary historical combined financial data of the Predecessor, and summary unaudited pro forma combined financial data of Western Refining Logistics, LP for the periods and as of the dates indicated. The summary historical combined financial statements of the Predecessor, as of and for the years ended December 31, 2012, and December 31, 2011, are derived from the audited combined financial statements of the Predecessor appearing elsewhere in this prospectus. The summary historical interim combined financial data of the Predecessor as of and for the six months ended June 30, 2013, and for the six months ended June 30, 2012, are derived from the unaudited interim combined financial statements of the Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma combined financial statements presented in the following table as of and for the six months ended June 30, 2013, and for the year ended December 31, 2012, are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of June 30, 2013, and the unaudited pro forma combined statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012, assume the offering and the related transactions occurred as of January 1, 2012. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	Western’s contribution of certain of the Predecessor’s assets to us and the elimination of certain of the Predecessor’s assets that will not be contributed to us;

•	our entering into a new $300 million revolving credit facility, under which there will be no borrowings at the closing of this offering;

•

our entering into two 10-year commercial agreements with Western, and the recognition of crude oil gathering and transportation, terminalling and storage revenue under those agreements (using historical volumes) at rates that were not recognized on a historical basis by the Predecessor;

•	our entering into an omnibus agreement and services agreement with Western;

•

the completion of this offering, and our issuance of (i) our non-economic general partner interest and all of our incentive distribution rights to our general partner; (ii) 9,061,000 common units and 22,811,000 subordinated units, representing an aggregate 69.9% limited partner interest in us to Western and its subsidiaries; and (iii) 13,750,000 common units, representing a 30.1% limited partner interest in us, to the public; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma combined financial statements do not include $3.5 million in estimated incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

	Western Refining Logistics, LP Predecessor Historical				Western Refining Logistics, LP Pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30,	Year ended December 31,
(in thousands, except per unit amounts)	2013	2012	2012	2011	2013	2012
	(unaudited)				(unaudited)
Combined statements of income:
Revenues (1):
Affiliate	$1,919	$1,714	$3,167	$2,439	$50,482	$100,385
Third-party	519	381	678	992	519	678

Total revenues	2,438	2,095	3,845	3,431	51,001	101,063

Operating costs and expenses:
Operating and maintenance expenses	34,072	26,606	58,667	53,766	28,754	51,347
General and administrative expenses	2,190	2,035	4,227	4,045	2,190	4,227
Loss (gain) on disposal of assets	—	335	335	(26,687)	—	335
Depreciation and amortization expense	5,816	5,833	11,620	12,694	4,832	9,527

Total operating costs and expenses	42,078	34,809	74,849	43,818	35,776	65,436

Operating income (loss)	(39,640)	(32,714)	(71,004)	(40,387)	15,225	35,627
Other income (expense):
Interest expense and other financing costs	—	—	—	—	(742)	(1,485)
Other, net	6	4	12	14	6	12

Income (loss) before income taxes	(39,634)	(32,710)	(70,992)	(40,373)	14,489	34,154
Provision for income taxes	—	—	—	—	(203)	(448)

Net income (loss)	$(39,634)	$(32,710)	$(70,992)	$(40,373)	$14,286	$33,706

Net income per limited partner unit (basic and diluted):
Common units					$0.31	$0.74
Subordinated units					0.31	0.74
Combined balance sheets (at period end):
Cash and cash equivalents	$—		$—	$—	$75,000
Property, plant, and equipment, net	164,783		134,596	120,015	137,443
Total assets	165,254		135,331	120,384	214,243
Total liabilities	2,963		5,558	2,450	—
Division equity	162,291		129,773	117,934	—
Partners’ capital	—		—	—	214,243
Total liabilities, division equity, and partners’ capital	165,254		135,331	120,384	214,243
Combined statements of cash flows:
Net cash provided by (used in):
Operating activities	(36,083)	(26,974)	(57,331)	(53,603)
Investing activities	(36,069)	(6,258)	(25,500)	36,069
Financing activities	72,152	33,232	82,831	17,534
Other financial data:
Capital Expenditures:
Maintenance (2)	1,542	2,464	5,922	3,302	1,542	5,922
Expansion (2)	34,462	4,037	20,839	656	34,462	20,839
EBITDA (3)	$(33,818)	$(26,877)	$(59,372)	$(27,679)	$20,063	$45,166

(1)	Our assets have historically been a part of the integrated operations of Western, and the Predecessor generally recognized only the costs and did not record revenue associated with the transportation, terminalling, or storage services provided to Western on an intercompany basis. Accordingly, the revenues in the Predecessor’s historical combined financial statements relate only to amounts received from third parties for these services and minimum amounts required to be recorded for Western for local tax purposes. Following the closing of this offering, our revenues will be generated by existing third-party contracts and from the commercial agreements that we will enter into with Western at the closing of this offering. Pro forma revenues reflect recognition of affiliate revenues generated by pipeline and gathering assets and terminalling, transportation and storage assets to be contributed to us at the closing of this offering that were not previously recorded in the historical financial records of the Predecessor.

(2)	Historically, we did not distinguish between maintenance capital expenditures and expansion capital expenditures in accordance with the definition of those terms in our partnership agreement. We believe that the amount of maintenance and expansion capital expenditures shown above approximates the maintenance and expansion capital expenditures we would have recorded in accordance with our partnership agreement for the periods indicated. For a discussion of maintenance and expansion capital expenditures, please read “How We Make Distributions to our Partners—Capital Expenditures.”

(3)	We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. For a reconciliation of EBITDA to our most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”), please read “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

RISK FACTORS

Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks that we are subject to are similar to those that would be faced by a corporation engaged in similar businesses. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution or any distributions at all on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

Western accounts for substantially all of our revenues, and therefore we are subject to the business risks of Western. If Western changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason or significantly reduces the volumes transported through our pipelines and gathering systems or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be adversely affected.

For the six months ended June 30, 2013 and the year ended December 31, 2012, Western accounted for greater than 99% of our unaudited pro forma revenues. Western is the primary shipper on our pipelines and gathering systems and our primary customer for our terminalling and storage activities. As we expect to continue to derive substantially all of our revenues from Western for the foreseeable future, we are subject to the risk of nonpayment or nonperformance by Western under our commercial agreements. Any event, whether in our existing areas of operation or otherwise, that materially and adversely affects Western’s financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of Western, some of which are related to the following:

•	the price volatility of crude oil, other feedstock, refined and other products, and fuel and utility services may have a material adverse effect on Western’s earnings and cash flows;

•

if the price of crude oil increases significantly or Western’s credit profile changes, or if Western is unable to access its revolving credit facility for borrowings or for letters of credit, Western’s liquidity and ability to purchase enough crude oil to operate its refineries at full capacity could be materially and adversely affected;

•	Western’s hedging transactions may limit its gains and expose Western to other risks;

•

the risk of contract cancellation, non-renewal or failure to perform by Western’s customers, and Western’s inability to replace such contracts and/or customers could have a material adverse effect on Western’s earnings and cash flows;

•

Western’s indebtedness, including any indebtedness it may incur in the future, may limit its ability to obtain additional financing and Western may also face difficulties complying with the terms of its debt instruments;

•	covenants and events of default in Western’s debt instruments could limit its ability to undertake certain types of transactions and adversely affect its liquidity;

•	Western has capital needs for which its internally generated cash flows and other sources of liquidity may not be adequate;

•

future acquisitions by Western may reduce, rather than increase, its cash flows and the impacts of such acquisitions, together with any indebtedness incurred to fund such acquisitions, could have a negative impact on Western’s creditworthiness;

•

the dangers inherent in Western’s operations could cause disruptions and could expose Western to potentially significant losses, costs, or liabilities. Any significant interruptions in the operations of any of Western’s refineries could materially and adversely affect its business, financial condition, results of operations, and cash flows;

•	Western’s operations involve environmental risks that could give rise to material liabilities;

•	Western may incur significant costs to comply with environmental, health, and safety laws and regulations;

•	Western could experience business interruptions caused by pipeline shutdowns or interruptions;

•	a material decrease in the supply of crude oil available to Western’s refineries could significantly reduce its production levels;

•

severe weather could interrupt the supply of some of Western’s feedstock for its refineries that could have a material adverse effect on its business, financial condition, results of operation, and cash flows;

•	Western could incur substantial costs or disruptions in its business if it cannot obtain or maintain necessary permits and authorizations;

•

competition in the refining and marketing industry is intense, and an increase in competition in the areas in which Western sells its refined and other products could adversely affect Western’s sales and profitability;

•	Western’s business, financial condition, results of operations, and cash flow may be materially adversely affected by a continued economic downturn;

•	Western’s insurance policies do not cover all losses, costs, or liabilities that Western may experience;

•	Western could be subject to damages based on claims brought by its customers or lose customers as a result of a failure of its products to meet certain quality specifications;

•	a substantial portion of Western’s refining workforce is unionized, and Western may face labor disruptions that would interfere with their operations;

•	if Western loses any of its key personnel, Western’s ability to manage its business could be negatively impacted; and

•	terrorist attacks, cyber-attacks, threats of war, or actual war may negatively affect Western’s operations, financial condition, results of operations, cash flows, and prospects.

Petroleum refining and marketing is highly competitive. Due to their geographic diversity, larger and more complex refineries, integrated operations, and greater resources, some of Western’s competitors may be better able to withstand volatile market conditions, compete on the basis of price, obtain crude oil in times of shortage, and bear the economic risk inherent in all phases of the refining industry. The El Paso and Gallup Refineries primarily compete with Valero Energy Corp., Phillips 66 Company, Alon USA Energy, Inc., HollyFrontier Corporation, Tesoro Corporation, Chevron Products Company, and Suncor Energy, Inc. as well as refineries in other regions of the country that serve the regions Western serves through pipelines. The areas where Western sells refined products are also supplied by various refined product pipelines. Any expansions or additional products supplied by these third-party pipelines could put downward pressure on refined product prices in these areas.

Western is not obligated to use our services with respect to volumes of crude oil or refined and other products in excess of the minimum volume commitments under its commercial agreements with us. In addition, the initial terms of Western’s obligations under those agreements are 10 years. If Western fails to use our assets and services after expiration of those agreements, or should our commercial agreements be invalidated for any reason, and we are unable to generate additional revenue from third parties, our ability to make cash distributions to unitholders may be materially and adversely affected. Furthermore, our commercial agreements with Western were not the result of arm’s-length negotiations, and we may enter into future agreements with Western that are not the result of arm’s-length negotiations.

Additionally, Western may consider opportunities presented by third parties with respect to its refinery assets. These opportunities may include offers to purchase assets and joint venture propositions. Western may also change its refineries’ operations by developing new facilities, suspending or reducing certain operations, modifying or closing facilities or terminating operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Western actively manages its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future. No such changes will be subject to our consent.

Furthermore, conflicts of interest may arise between Western and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. We have no control over Western, our largest source of revenue and our primary customer, and Western may elect to pursue a business strategy that does not favor us and our business. Please read “Risk Factors—Risks Inherent in an Investment in Us.”

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to pay the minimum quarterly distribution of $0.2875 per unit per quarter, or $1.15 per unit on an annualized basis, we will require available cash of approximately $13.1 million per quarter, or approximately $52.5 million per year, based on the number of common units and subordinated units to be outstanding immediately after completion of this offering. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution.

For example, during the three month period ending March 31, 2014, Western is scheduled to conduct a planned maintenance turnaround at its El Paso Refinery. As such, our volumes and revenue are forecasted to be lower in such quarter than in other quarters during our financial forecast period. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volume of crude oil and refined and other products we handle;

•	the transportation, terminalling, and storage fees with respect to volumes that we handle;

•	our entitlement to payments associated with the minimum volume commitments under our commercial agreements with Western;

•	timely payments by Western and our other customers; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will also depend on other factors, some of which are beyond our control, including:

•

the amount of our operating expenses and general and administrative expenses, including our obligation to reimburse Western or our general partner in respect of those expenses, which obligation is not limited in amount under our partnership agreement, omnibus agreement or services agreement;

•	the level of capital expenditures we make;

•	the cost of acquisitions and organic growth projects, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our revolving credit facility and other debt service requirements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

On an unaudited pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the twelve months ended June 30, 2013 or the year ended December 31, 2012.

The amount of available cash we need to pay the minimum quarterly distribution for four quarters on all of our units to be outstanding immediately after this offering will be approximately $52.5 million. The amount of our pro forma cash available for distribution generated during the twelve months ended June 30, 2013 was $29.2 million, which would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units during such period but only 11.3% of the minimum quarterly distribution on our subordinated units during this period. The amount of pro forma cash available for distribution generated during the year ended December 31, 2012 was $34.2 million, which would have been sufficient to allow us to pay the minimum quarterly distribution on all of our common units during such period but only 30.3% of the minimum quarterly distributions on our subordinated units during this period. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the twelve months ended June 30, 2013 and the year ended December 31, 2012, please read “Our Cash Distribution Policy and Restrictions on Distributions.” If we are not able to generate additional cash for distribution to our unitholders in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of cash available for distribution, as set forth in “Our Cash Distribution Policy and Restrictions on Distributions,” are inherently uncertain and are subject to significant business, economic, financial, regulatory, and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecasted results of operations, EBITDA and cash available for distribution for the twelve months ending September 30, 2014. Our ability to pay the full minimum quarterly distributions in the forecast period is based upon a number of assumptions that may not prove to be correct that are discussed in “Our Cash Distribution Policy and Restrictions on Distributions.” Management has prepared the financial forecast and has not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory, and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

In addition, for purposes of our forecast included elsewhere in this prospectus, we have not budgeted for any expansion capital expenditures for the twelve months ending September 30, 2014 and expect to fund future growth capital expenditures primarily from a combination of cash-on-hand, borrowings under our revolving credit facility and the issuance of additional equity or debt securities. To the extent we issue additional units to fund future acquisitions or expansion capital expenditures, the payments of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Western may suspend, reduce, or terminate its obligations under each of our commercial agreements and our services agreement in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to unitholders.

Our commercial agreements and services agreement with Western include provisions that permit Western to suspend, reduce, or terminate its obligations under the applicable agreement if certain events occur. These events include a material breach of the agreement by us, or Western deciding to permanently or indefinitely suspend refining operations at one or more of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. Western has the discretion to make such decisions notwithstanding the fact that they may significantly and adversely affect us. For instance, under the commercial agreements, if Western decides to permanently or indefinitely suspend, in full or in part, refining operations at a refinery for a period that will continue for at least twelve consecutive months, then it may terminate or proportionately reduce, as applicable, its obligations under the agreement on no less than twelve-months’ prior written notice to us, unless it publicly announces its intent to resume operations at the refinery at least two months prior to the expiration of the twelve-month notice period. Under the commercial agreements, Western has the right to terminate such agreements with respect to any services for which performance will be suspended by a force majeure event for a period in excess of twelve months. Additionally, under the commercial agreements and the services agreement, Western has the right to terminate such agreements in the event of a material breach by us, subject to a 20-business day cure period.

Generally, although Western is not entitled to claim a force majeure event under the commercial agreements, Western’s and our obligations under these agreements will be proportionately reduced or suspended to the extent that we are unable to perform under the agreements upon our declaration of a force majeure event. As defined in our commercial agreements and in the services agreement, force majeure events include any acts or occurrences that prevent services from being performed under the applicable agreement, including, but not limited to:

•	acts of God, or fires, floods or storms;

•	compliance with orders of courts or any governmental authority;

•	explosions, wars, terrorist acts, riots, strikes, lockouts or other industrial disturbances;

•	accidental disruption of service;

•	breakdown of machinery, storage tanks or pipelines, and inability to obtain or unavoidable delay in obtaining material or equipment; and

•	similar events or circumstances, so long as such events or circumstances are beyond the service provider’s reasonable control and could not have been prevented by the service provider’s due diligence.

Accordingly, under our commercial agreements there exists a broad range of events that could result in our no longer being required to transport or distribute Western’s minimum throughput commitments on our pipelines and gathering systems or at our terminals, respectively, or to reserve dedicated storage capacity for Western’s products and Western no longer being required to pay the full amount of fees that would have been associated with its minimum throughput commitments and storage capacity reservations. Additionally, we have no control over Western’s business decisions and operations, and conflicts of interest may arise between Western and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. Western is not required to pursue a business strategy that favors us or utilizes our assets, and could elect to decrease refinery production or shutdown or re-configure a refinery. Furthermore, a single event or business decision relating to one of Western’s refineries could have an impact on each of our commercial agreements with Western. These actions, as well the other activities described above, could result in a reduction or suspension of Western’s obligations under one or more of our commercial agreements. Any such reduction or suspension would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders. Please read “Certain Relationships and Related Party Transactions—Our Commercial Agreements with Western.”

If Western satisfies only its minimum obligations under, or if we are unable to renew or extend, the various commercial agreements we have with Western, our ability to make distributions to our unitholders will be reduced.

Western is not obligated to use our services with respect to volumes of crude oil or refined and other products in excess of the minimum commitments under the various commercial agreements with us. Our ability to make the minimum quarterly distribution on all outstanding units will be adversely affected if we do not transport additional volumes for Western on our pipeline and gathering systems (in excess of the minimum volume commitments under our commercial agreements), and handle additional Western and/or third-party volumes at our terminals, or if Western’s obligations under our commercial agreements are suspended, reduced or terminated due to a refinery shutdown or force majeure event. In addition, the terms of Western’s obligations under those agreements extend 10 years from the completion of this offering. If Western fails to use our facilities and services after expiration of those agreements and we are unable to generate additional revenues from third parties, our ability to make cash distributions to unitholders will be reduced.

A material decrease in the refining margins at Western’s refineries could materially reduce the volumes of crude oil or refined and other products that we handle, which could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

The volume of refined and other products that we handle at our refined products terminals and the volume of crude oil that we transport on our pipeline and gathering systems depend substantially on Western’s refining margins. Refining margins are dependent both upon the price of crude oil or other refinery feedstock and the price of refined and other products. These prices are affected by numerous factors beyond our or Western’s control, including the global supply and demand for crude oil, gasoline and refined and other products. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products, and fuel and utility services. In particular, Western’s refining margins were significantly lower in 2010 compared to 2012 and 2011 due to decreased demand for refined products, substantial increases in feedstock costs, and lower increases in product prices throughout much of 2010. Western’s refining margins have been positively impacted by the discount of WTI crude oil to Brent crude oil and the discount of WTI Midland crude oil to WTI Cushing crude oil, as the majority of its crude oil purchases are based on pricing tied to WTI Midland. However, both the WTI/Brent discount and the WTI Midland/Cushing discount have narrowed recently. For example, the WTI/Brent discount decreased from a high of $25.53 on November 15, 2012 to $0.20 as of July 19, 2013, based on New York Mercantile Exchange and Intercontinental Exchange closing prices. Both the WTI/Brent discount and the WTI Midland/Cushing discount remain volatile, and either or both of these discounts could remain narrow, further decline, or invert in the future.

In addition to current market conditions, there are long-term factors that may impact the supply and demand of refined and other products in the United States. These factors include:

•	changes in global and local economic conditions;

•	demand for crude oil and refined products, especially in the U.S., China, and India;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa, and Latin America;

•

the level of foreign and domestic production of crude oil and refined products and the level of crude oil, feedstocks, and refined products imported into the U.S., which can be impacted by accidents, interruptions in transportation, inclement weather, or other events affecting producers and suppliers;

•	utilization rates of U.S. refineries;

•	changes in fuel specifications required by environmental and other laws;

•	the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain oil price and production controls;

•	development and marketing of alternative and competing fuels;

•	pricing and other actions taken by competitors that impact the market;

•

product pipeline capacity, including the Magellan Southwest System pipeline, as well as Kinder Morgan’s expansion of its East Line, both of which could increase supply in certain of Western’s service areas and therefore reduce Western’s margins;

•

accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our plants, machinery or equipment, or those of our suppliers or customers; and

•	local factors, including market conditions, weather conditions, and the level of operations of other refineries and pipelines in our service areas.

If the demand for refined and other products, particularly in Western’s primary market areas, decreases significantly, or if there were a material increase in the price of crude oil supplied to Western’s refineries without an increase in the value of the products produced by those refineries, either temporary or permanent, that caused Western to reduce production of refined and other products at its refineries, there would likely be a reduction in the volumes of crude oil and refined and other products we handle for Western. Any such reduction could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

Our logistics operations and Western’s refining operations are subject to many risks and operational hazards, some of which may result in business interruptions and shutdowns of our or Western’s facilities and damages for which we may not be fully covered by insurance. If a significant accident or event occurs that results in business interruption or shutdown for which we are not adequately insured, our operations and financial results could be adversely affected.

Our logistics operations are subject to all of the risks and operational hazards inherent in transporting and storing crude oil and refined and other products, including:

•	damages to pipelines and facilities, related equipment and surrounding properties caused by earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

•

the inability of third-party facilities on which our operations are dependent, including Western’s facilities, to complete capital projects and to restart timely refining operations following a shutdown;

•	mechanical or structural failures at our facilities or at third-party facilities on which our operations are dependent, including Western’s facilities;

•	curtailments of operations relative to severe seasonal weather;

•	inadvertent damage to pipelines from construction, farm, and utility equipment; and

•	other hazards.

These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage, as well as business interruptions or shutdowns of our facilities. Any such event or unplanned shutdown could have a material adverse effect on our business, financial condition, and results of operations. In addition, Western’s refining operations, on which our operations are substantially dependent, are subject to similar operational hazards and risks inherent in refining crude oil. A serious accident at our facilities or at Western’s facilities could result in serious injury or death to employees of our general partner or its affiliates or contractors and could expose us to significant liability for personal injury claims and reputational risk. We have no control over the operations at Western’s refineries and their associated pipelines.

We will be insured under the property, liability and business interruption policies of Western, subject to the deductibles and limits under those policies. To the extent Western experiences losses under the insurance policies, the limits of our coverage may be decreased. The occurrence of an event that is not fully covered by insurance or failure by one or more insurers to honor its coverage commitments for an insured event could have a material adverse effect on our business, financial condition, and results of operations.

Our substantial dependence on the El Paso and Gallup Refineries as well as the lack of diversification of our assets and geographic locations could adversely affect our ability to make distributions to our common unitholders.

We believe that most of our revenues for the foreseeable future will be derived from operations supporting the El Paso and Gallup Refineries. Any event that renders either refinery temporarily or permanently unavailable or that temporarily or permanently reduces rates at either refinery could have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

We rely on revenues generated from our pipelines and gathering operations, and our transportation, terminalling, and storage operations that are located in West Texas, New Mexico and Arizona. Due to our lack of diversification in assets and geographic location, an adverse development in our businesses or areas of operations, including adverse developments due to catastrophic events, weather, regulatory action, and decreases in demand for crude oil and refined products, could have a significantly greater impact on our results of operations and cash available for distribution to our common unitholders than if we maintained more diverse assets and locations. Such events may constitute force majeure events under our commercial agreements, potentially resulting in the suspension, reduction or termination of multiple commercial agreements in the impacted geographic area. In addition, during a refinery turnaround, such as the planned maintenance turnaround at the El Paso Refinery in the first quarter of 2014, we expect that Western may only satisfy its minimum volume commitments with respect to our assets that serve such refinery. Please read “—Western may suspend, reduce, or terminate its obligations under each of our commercial agreements and our services agreement in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to unitholders” and “—If Western satisfies only its minimum obligations under, or if we are unable to renew or extend, the various commercial agreements we have with Western, our ability to make distributions to our unitholders will be reduced.”

Terrorist attacks, cyber-attacks, threats of war, or actual war may negatively affect our and Western’s operations, financial condition, results of operations, cash flows, and prospects.

Terrorist attacks in the U.S., as well as events occurring in response to or in connection with them, may adversely affect our and Western’s operations, financial condition, results of operations, cash flows, and prospects. Energy related assets (that could include third-party pipelines and refineries, such as the Western refineries on which we are substantially dependent, and terminals and pipelines such as ours) may be at greater risk of future terrorist attacks than other possible targets. A direct attack on our assets or assets used by us could have a material adverse effect on our operations, financial condition, results of operations, cash flows, and prospects. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for Western’s crude oil and refined and other products. In addition, disruption or significant increases in energy prices could result in government imposed price controls. While we will be an additional insured party under insurance policies maintained by Western that provide coverage against terrorist attacks, such insurance has become increasingly expensive and difficult to obtain. As a result, insurance providers may not continue to offer this coverage to us on terms that we consider affordable, or at all.

We and Western are dependent on technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our respective businesses. These information systems include data network and telecommunications, internet access and our websites, and various computer hardware equipment and software applications, including those that are critical to the safe operation of our pipelines and terminals. These information systems are subject to damage or interruption from a number of potential sources including natural disasters, software viruses or other malware, power failures, cyber-attacks, and other events. To the extent that these information systems are under our control, we have implemented measures such as virus protection software, and emergency recovery processes to address the outlined risks. However, security measures for information systems cannot be guaranteed to be failsafe. Any compromise of our data security or our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business and subject us to additional costs and liabilities.

A material decrease in the supply of crude oil available to Western’s refineries could significantly reduce the volume of crude oil gathered and transported by our pipeline systems and the refined and other products distributed by our terminals, which could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to unitholders.

The volume of crude oil that we gather and transport on our pipeline systems and the volume of refined and other products that we distribute at our terminals depends on the volume of refined and other products produced at Western’s refineries. Western continually contracts with third-party crude oil suppliers to maintain a sufficient supply of crude oil for production at their refineries. In order to maintain or increase refined and other product production levels at their refineries, Western must continually contract for new crude oil supplies at a greater rate than the rate of decline in Western’s current supplies. A decline in available crude oil to Western’s refineries or an inability to secure additional crude oil supplies to meet the needs of current or future refinery expansion could result in an overall decline in volumes of refined and other products produced by Western’s refineries. If the volume of attractively-priced, high-quality crude oil available to Western’s refineries is materially reduced for a prolonged period of time, the volume of crude oil gathered and transported by our pipeline systems and the volume of refined and other products distributed by our terminals, and the related fees for those services, could be materially reduced, which could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

We may not be able to increase our third-party revenue significantly or at all due to competition and other factors, which could limit our ability to grow and extend our dependence on Western.

Part of our growth strategy includes diversifying our customer base by identifying opportunities to offer services to third parties with our existing assets or by acquiring or developing new assets independently from Western. Our ability to increase our third-party revenue is subject to numerous factors beyond our control, including competition from third parties and the extent to which we lack available capacity when third-party shippers require it. To the extent that we have available capacity at our refined products terminals available for third-party volumes, competition from other existing or future refined products terminals owned by third parties may limit our ability to utilize this available capacity.

We have historically provided pipeline, gathering, transportation, terminalling, and storage services to third parties on only a limited basis. We can provide no assurance that we will be able to attract any material third-party service opportunities, and we are currently restricted from doing so under our commercial agreements with Western in circumstances where it would inhibit our ability to provide services to Western. Our efforts to attract new unaffiliated customers may be adversely affected by our relationship with Western, our desire to provide services pursuant to fee-based contracts and, with respect to the pipeline systems, Western’s operational requirements at its refineries that rely upon our pipeline and gathering systems to supply a significant portion of their crude oil requirements and that we expect to continue to utilize substantially all of the available capacity of the current pipeline systems for transportation of crude oil to the refineries. Our potential customers may prefer to obtain services under other forms of contractual arrangements under which we would be required to assume direct commodity exposure. In addition, we will need to establish a reputation among our potential customer base for providing high-quality service in order to successfully attract unaffiliated third parties.

Our and Western’s expansion of existing assets and development of new assets may not result in revenue increases and will be subject to risks associated with crude oil production and regulatory, environmental, political, legal, and economic risks, which could adversely affect our operations and financial condition.

A portion of our strategy to grow and increase distributions to our unitholders is dependent on projected increased crude oil production in our existing areas of operation and on our or Western’s ability to expand existing assets and to develop additional assets. There can be no assurance that expected crude oil production increases will occur in the future or that crude oil production in our existing areas of operations will not decline in the future. For example, a period of sustained crude oil price declines could lead to a decline in drilling activity and production. Additionally, drilling activities by third parties as well as the construction of a new pipeline or terminal or the expansion of an existing pipeline or terminal, such as by adding horsepower or pump stations, increasing storage capacity or otherwise, involves numerous regulatory, environmental, political, legal, and economic uncertainties, most of which are beyond our control.

If we or Western undertake these projects, they may not be completed on schedule, completed at all, or completed at the budgeted cost. Moreover, we may not receive sufficient long-term contractual commitments from customers to provide the revenue needed to support such projects and we may be unable to negotiate acceptable interconnection agreements with third-party pipelines to provide destinations for increased throughput. Even if we receive such commitments or make such interconnections, we may not realize an increase in revenue for an extended period of time. For instance, we may develop facilities to capture anticipated future growth in production in a region in which such growth does not materialize. Moreover, if we build a new pipeline, the construction will occur over an extended period of time and we will not receive any material increases in revenues until after completion of the project. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition and our ability to make distributions to our unitholders.

If we are unable to make acquisitions on economically acceptable terms from Western or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in cash flow. The acquisition component of our growth strategy is based, in large part, on our expectation of ongoing divestitures of gathering, transportation and storage assets by industry participants, including Western. A material decrease in such divestitures would limit our opportunities for future acquisitions and could adversely affect our ability to grow our operations and increase cash distributions to our unitholders. If we are unable to make acquisitions from Western or third parties, because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in cash flow. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	an inability to integrate successfully the businesses or assets we acquire;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our right of first offer to acquire certain of Western’s existing assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

Our omnibus agreement provides us with a right of first offer on certain of Western’s existing assets and certain logistics assets Western may acquire or construct in the future in the Permian Basin or the Four Corners area for a period of 10 years after the closing of this offering. We do not have a current agreement or understanding with Western to purchase any assets covered by our rights of first offer. The consummation and timing of any future acquisitions of these assets will depend upon, among other things, Western’s willingness to offer these assets for sale, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to the assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our rights of first offer, and Western is under no obligation to accept any offer that we may choose to make. In addition, certain of the assets covered by our rights of first offer may require substantial capital expenditures in order to maintain compliance with applicable regulatory requirements or otherwise make them suitable for our commercial needs. For these or a variety of other reasons, we may decide not to exercise our rights of first offer if and when any assets are offered for sale, and our decision will not be subject to unitholder approval. In addition, our rights of first offer may be terminated by Western at any time after it no longer controls our general partner. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Right of First Offer.”

Our ability to expand and increase our utilization rates may be limited if Western’s refining and marketing operations do not grow as expected.

Part of our growth strategy depends on the growth of Western’s refining and marketing operations. For example, we believe our growth will primarily be driven by identifying and executing organic expansion projects that will result in increased throughput volumes from Western and third parties. Our prospects for organic growth currently include projects that we expect Western to undertake, such as adding gathering lines to our existing systems, and that we expect to have an opportunity to purchase from Western. If Western focuses on other growth areas or does not make capital expenditures to fund the organic growth of its logistics operations, we may not be able to fully execute our growth strategy.

Any reduction in the capacity of, or the allocations to, shippers in interconnecting, third-party pipelines could cause a reduction of volumes distributed through our terminals and pipelines.

Western is dependent upon connections to third-party pipelines to transport refined and other products to certain of our terminals and to ship crude oil through certain of our pipelines. For example, Western’s El Paso Refinery is dependent on a pipeline owned by a subsidiary of Kinder Morgan Energy Partners, LP (“Kinder Morgan”) for the delivery of all of its crude oil. Any reduction of capacities of these interconnecting pipelines due to testing, line repair, reduced operating pressures, retirement or abandonment of facilities or other causes could result in reduced volumes of refined and other products distributed through our terminals and shipments of crude oil through our pipelines. Similarly, if additional shippers begin transporting volumes of refined and other products or crude oil over interconnecting pipelines, the allocations to Western and other existing shippers on these pipelines could be reduced, which could also reduce volumes distributed through our terminals or transported through our pipelines. Allocation reductions of this nature are not infrequent and are beyond our control. Any significant reduction in volumes would adversely affect our revenues and cash flow and our ability to make distributions to our unitholders.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental, and other laws and regulations.

Our operations require numerous permits and authorizations under various laws and regulations, including environmental and health and safety laws and regulations. These authorizations and permits are subject to revocation, renewal, or modification and can require operational changes that may involve significant costs to limit impacts or potential impacts on the environment and/or health and safety. A violation of these authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or refinery shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or expensive upgrades to our existing pollution control equipment that could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We do not own all of the land on which our pipelines, terminals, and other assets are located, which could result in disruptions to our operations.

We do not own all of the land on which our pipelines, terminals, and other assets are located, and we are, therefore, subject to the possibility of more onerous terms and increased costs to retain necessary land use if we do not have valid leases or rights-of-way or if such rights-of-way lapse or terminate. We obtain the rights to develop and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew rights-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations, financial condition, and ability to make cash distributions to our unitholders.

Severe weather, including hurricanes, could interrupt the supply of some of Western’s feedstock.

Crude oil supplies for the El Paso Refinery come from the Permian Basin in Texas and New Mexico, and therefore are not generally subject to interruption from hurricanes. However, due to severe weather or other factors, if there is an interruption to Western’s supply of feedstock for its El Paso Refinery for a prolonged period of time, the volume of crude oil gathered and transported by our pipeline systems and the volume of refined and other products distributed by our terminals, and the related fees for those services, could be materially reduced, which could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units.

We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders. The operating and financial restrictions and covenants in our revolving credit facility and any future financing agreements could restrict our ability to finance future operations or capital needs, or to expand or pursue our business activities, which may, in turn, limit our ability to make cash distributions to our unitholders. For example, our revolving credit facility will restrict our ability to, among other things:

•	make certain cash distributions;

•	incur certain indebtedness;

•	create certain liens;

•	make certain investments; and

•	merge or sell all or substantially all of our assets.

Furthermore, our revolving credit facility will contain covenants requiring us to maintain certain financial ratios. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility” for additional information about our revolving credit facility.

The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility could result in an event of default that could enable our lenders, subject to the terms and conditions of the revolving credit facility, to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable. If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered, and our assets may be insufficient to repay such debt in full, and the holders of our units could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity.”

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory, and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, organic growth projects, investments or capital expenditures, selling assets or issuing equity. We may not be able to affect any of these actions on satisfactory terms or at all.

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record net losses for financial accounting purposes, and we may not make cash distributions during periods when we record net income for financial accounting purposes.

Western’s level of indebtedness, the terms of its borrowings and its credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future may also be affected by Western’s credit rating.

Western must devote a portion of its cash flows from operating activities to service its indebtedness, and therefore cash flows may not be available for use in pursuing its growth strategy, including the expansion of its logistics operations. Furthermore, a higher level of indebtedness at Western in the future increases the risk that it may default on its obligations to us under each of our commercial agreements. As of June 30, 2013, Western had total indebtedness of approximately $550.8 million, and Western may incur additional indebtedness in the future which could further impact Western’s ability to pursue its growth strategy with respect to its logistics operations.

The covenants contained in the agreements governing Western’s outstanding and future indebtedness may limit its ability to borrow additional funds for development and make certain investments and may directly or indirectly impact our operations in a similar manner. For example, Western’s indebtedness requires that any transactions it enters into with us must be on terms no less favorable to Western than those that would have been obtained in a comparable arm’s-length transaction with an unaffiliated person. Furthermore, in the event that Western were to default under certain of its debt obligations, there is a risk that Western’s creditors would attempt to assert claims against our assets during the litigation of their claims against Western. The defense of any such claims could be costly and could materially impact our financial condition, even absent any adverse determination. In the event these claims were successful, our ability to meet our obligations to our creditors, make distributions, and finance our operations could be materially adversely affected.

Western’s long-term credit ratings are currently below investment grade. If these ratings are lowered in the future, Western’s borrowing costs may increase. In addition, although we will not have any indebtedness rated by any credit rating agency at the closing of this offering, we may have rated debt in the future. Credit rating agencies will likely consider Western’s debt ratings when assigning ours because of Western’s ownership interest in us, the significant commercial relationships between Western and us, and our reliance on Western for substantially all of our revenues. If one or more credit rating agencies were to downgrade the outstanding indebtedness of Western, we could experience an increase in our borrowing costs or difficulty accessing the capital markets. Such a development could adversely affect our ability to grow our business and to make cash distributions to our unitholders.

Our assets and operations are subject to federal, state, and local laws and regulations relating to environmental protection and safety that could require us to make substantial expenditures.

Our assets and operations involve the transportation, terminalling, and storage of crude oil and refined and other products, which is subject to increasingly stringent federal, state, and local laws and regulations governing operational safety and the discharge of materials into the environment. Our business of transporting, terminalling, and storing crude oil and refined and other products involves the risk that crude oil, refined and other products, and other hydrocarbons may gradually or suddenly be released into the environment. We also own or lease a number of properties that have been used to store or distribute crude oil and refined and other products for many years; many of these properties have been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control. To the extent not covered by insurance or an indemnity, responding to the release of regulated substances into the environment may cause us to incur potentially material expenditures related to response actions, government penalties, natural resources damages, personal injury or property damage claims from third parties and business interruption.

Our pipelines, terminals, and storage assets are also subject to increasingly strict federal, state, and local laws and regulations related to protection of the environment and that require us to comply with various safety requirements regarding the design, installation, testing, construction, and operational management of our pipeline systems, terminals, and storage assets. These regulations have raised operating costs for the crude oil and refined products industry and compliance with such laws and regulations may cause us and Western to incur potentially material capital expenditures associated with the construction, maintenance, and upgrading of equipment and facilities. Environmental laws and regulations, in particular, are subject to frequent change, and many of them have become and will continue to become more stringent.

We could incur potentially significant additional expenses should we determine that any of our assets are not in compliance with applicable laws and regulations. Our failure to comply with these or any other environmental or safety-related regulations could result in the assessment of administrative, civil, or criminal penalties, the imposition of investigatory and remedial liabilities, and the issuance of injunctions that may subject us to additional operational constraints. Any such penalties or liability could have a material adverse effect on our business, financial condition, or results of operations. Please read “Business—Environmental Regulation” and “Business—Rate and Other Regulation—Pipeline Safety.”

Our pipeline systems are subject to stringent environmental regulations governing spills and releases that could require us to make substantial expenditures.

Transportation of crude oil and refined and other products involves inherent risks of spills and releases from our facilities, and can subject us to various federal and state laws governing spills and releases, including reporting and remediation obligations. The costs associated with such obligations can be substantial, as can costs associated with related enforcement matters, including possible fines and penalties. Transportation of such products over water or proximate to navigable water bodies involves inherent risks (including risks of spills) and could subject us to the provisions of the Oil Pollution Act of 1990 (the “Oil Pollution Act”) and similar state environmental laws should a spill occur from our facilities. Among other things, the Oil Pollution Act requires us to prepare a facility response plan identifying the personnel and equipment necessary to remove to the maximum extent practicable a “worst case discharge.” Some of our facilities are required to maintain such facility response plans. To meet this requirement, we and Western have contracted with various spill response service companies in the areas in which we transport or store crude oil and refined and other products; however, these companies may not be able to adequately contain a “worst case discharge” in all instances, and we cannot ensure that all of their services would be available for our or Western’s use at any given time. Many factors that could inhibit the availability of these service providers, include, but are not limited to, weather conditions, governmental regulations or other global events. In these and other cases, we may be subject to liability in connection with the discharge of crude oil or products into navigable waters.

If any of these events occur or are discovered in the future, whether in connection with any of our pipelines, terminals or storage assets, or any other facility that we send or have sent wastes or by-products to for treatment or disposal, we could be liable for all costs and penalties associated with the remediation of such facilities under federal, state, and local environmental laws or common law. We may also be liable for personal injury or property damage claims from third parties alleging contamination from spills or releases from our facilities or operations. In addition, we will be subject to a deductible of $100,000 per claim before we are entitled to indemnification from Western for certain environmental liabilities under our omnibus agreement. Even if we are insured or indemnified against such risks, we may be responsible for costs or penalties to the extent our insurers or indemnitors do not fulfill their obligations to us. Please read “Business—Environmental Regulation—Waste Management and Related Liabilities.”

Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil production in our existing areas of operation, which could adversely impact our revenues.

A significant percentage of the crude oil production in our existing areas of operation is being developed from unconventional sources, such as hydrocarbon shales. These reservoirs require hydraulic fracturing completion processes to release the oil or natural gas from the rock so it can flow through casing to the surface. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate production. A number of federal agencies, including the EPA and the U.S. Department of Energy, are analyzing, or have been requested to review, a variety of environmental issues associated with shale development, including hydraulic fracturing. Along these lines, on May 11, 2012, the Bureau of Land Management, or BLM, issued a proposed rule that would require the public disclosure of chemicals used in hydraulic fracturing operations, set requirements for well-bore integrity and establish flowback water standards for all hydraulic fracturing operations on federal public lands and American Indian Tribal lands. In addition, the EPA has asserted federal regulatory authority over hydraulic fracturing involving diesel additives under the Safe Drinking Water Act’s Underground Injection Control Program and has begun the process of drafting guidance documents related to this assertion of regulatory authority. Further, some states and municipalities have adopted, and other states and municipalities are considering adopting, regulations that could prohibit hydraulic fracturing in certain areas or impose more stringent disclosure and/or well construction requirements on hydraulic fracturing operations. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed by some members of Congress to provide for such regulation. We cannot predict whether any such legislation will ever be enacted and if so, what its provisions would be. If additional levels of regulation are imposed at the federal or state level, that could result in corresponding delays, increased operating costs and process prohibitions for crude oil producers and potentially reduce throughput on our systems, which would materially adversely affect our revenues, results of operations and cash available for distribution to unitholders.

We may incur significant costs and liabilities as a result of pipeline integrity management programs or safety standards.

Certain of our pipeline facilities are subject to the pipeline safety regulations of the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) at the U.S. Department of Transportation (the “DOT”). PHMSA regulates the design, construction, testing, operation, maintenance and emergency response of crude oil, petroleum products and other hazardous liquid pipeline facilities.

PHMSA has adopted regulations requiring pipeline operators to develop integrity management programs for hazardous liquids pipelines located where a leak or rupture could affect “high consequence areas” that are populated or environmentally sensitive areas. PHMSA has also issued regulations that subject certain rural low-stress hazardous liquids pipelines to the integrity management requirements. The integrity management regulations require operators, including us, to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	maintain processes for data collection, integration, and analysis;

•	repair and remediate pipelines as necessary; and

•	implement preventive and mitigating actions.

PHMSA also carries out the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011, which reauthorized funding for federal pipeline safety programs through 2015, increased penalties for safety violations, established additional safety requirements for newly constructed pipelines, imposed new emergency response and incident notification requirements, and required studies of certain safety issues that could result in the adoption of new regulatory requirements for existing pipelines.

We may incur significant costs and liabilities associated with compliance with pipeline safety regulations and any corresponding repair, remediation, preventive or mitigation measures required for our non-exempt pipeline facilities, including lost cash flows resulting from shutting down our pipelines during the pendency of such repairs. Moreover, changes to pipeline safety laws and regulations that result in more stringent or costly pipeline integrity management or safety standards could have a material adverse effect on us and similarly situated operators.

Meeting the requirements of evolving environmental, health and safety laws and regulations, including those related to climate change, could adversely affect our financial performance.

Potential additional regulations regarding climate change could affect our operations. Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane, and other gases) are in various phases of review, discussion or implementation in the United States. These measures include EPA programs to control greenhouse gas emissions and state actions to develop statewide or regional programs, each of which could impose reductions in greenhouse gas emissions. These actions could result in increased (1) costs to operate and maintain our facilities, (2) capital expenditures to install new emission controls on our facilities, and (3) costs to administer and manage any potential greenhouse gas emissions regulations or carbon trading or tax programs. In addition, in 2010, the EPA promulgated a rule establishing greenhouse gas emission standards for new-model passenger cars, light-duty trucks, and medium-duty passenger vehicles. Also in 2010, the EPA promulgated a rule establishing greenhouse gas emission thresholds for the permitting of certain stationary sources, which could require greenhouse gas emission controls for those sources. The EPA has also issued its plan for establishing specific greenhouse gas emission requirements under the Clean Air Act. Under this plan, the EPA was expected to propose broad standards for refineries by the end of 2012, but these standards will not be proposed until 2013. These developments could have an indirect adverse effect on our business if Western’s refinery operations are adversely affected due to increased regulation of Western’s facilities or reduced demand for crude oil and refined and other products, and a direct adverse effect on our business from increased regulation of our facilities. Please read “Business—Environmental Regulation—Air Emissions and Climate Change.”

Our business is impacted by environmental risks inherent in our operations.

Our operation of crude oil and refined products pipelines, refined products terminals, and crude oil and refined products storage assets is inherently subject to the risks of spills, discharges or other inadvertent releases of petroleum or other hazardous substances. If any of these events have previously occurred or occur in the future, whether in connection with any of Western’s refineries, our pipelines, refined products terminals or storage assets, or any other facility that we send or have sent wastes or by-products to for treatment or disposal, we could be liable for all costs and penalties associated with the remediation of such facilities under federal, state, and local environmental laws or the common law. We may also be liable for personal injury or property damage claims from third parties alleging contamination from spills or releases from our facilities or operations. In addition, our indemnification for certain environmental liabilities under the omnibus agreement will be limited to liabilities identified prior to the fifth anniversary of the closing of this offering. Even if we are insured or indemnified against such risks, we may be responsible for costs or penalties to the extent our insurers or indemnitors do not fulfill their obligations to us. The payment of such costs or penalties could be significant and have a material adverse effect on our business, financial condition, and results of operations.

We are subject to regulation by multiple governmental agencies, which could adversely impact our business, results of operations, and financial condition.

Our business activities are subject to regulation by multiple federal, state, and local governmental agencies. Our historical and projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions, or changes in regulation, or discovery of existing but unknown compliance issues. Additional proposals and proceedings that affect the crude oil and refined products industry are regularly considered by Congress, as well as by state legislatures and federal and state regulatory commissions and agencies and courts. We cannot predict when or whether any such proposals may become effective or the magnitude of the impact changes in laws and regulations may have on our business; however, additions or enhancements to the regulatory burden on our industry generally increase the cost of doing business and affect our profitability.

Transportation on certain of our pipelines is subject to federal or state rate and service regulation, and the imposition and/or cost of compliance with such regulation could adversely affect our operations, revenues and cash flows available.

Our Main 12-inch pipeline, West 10-inch pipeline, East 10-inch pipeline, San Juan 6-inch pipeline, West 6-inch pipeline, TexNew Mex 16” Pipeline segment, East 6-inch pipeline, Wingate 4-inch NGL pipeline and Riverbend 4-inch gathering pipeline provide services that may be subject to regulation by the FERC, under the Interstate Commerce Act (“ICA”), the Energy Policy Act (the “EPAct 1992”) and/or state regulators. The FERC uses prescribed rate methodologies for developing regulated tariff rates for interstate oil and product pipelines. Our tariff rates approved by the FERC may not recover all of our costs of providing services. In addition, these methodologies and changes to the FERC’s approved rate methodologies, or challenges to our application of an approved methodology, could also adversely affect our rates.

Shippers may protest (and the FERC may investigate) the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected pursuant to rates that are ultimately found to be unlawful and prescribe new rates prospectively. The FERC and interested parties can also challenge tariff rates that have become final and effective. The FERC can order new rates to take effect prospectively and order reparations for past rates that exceed the just and reasonable level for time periods up to two years prior to the date of a complaint. Due to the complexity of rate making, the lawfulness of any rate is never assured. A successful challenge of our rates could adversely affect our revenues.

The FERC also regulates the terms and conditions of service, including access rights, for interstate transportation on common carrier pipelines subject to its jurisdiction. Certain of our pipelines are common carriers and, as a consequence, we may be required to provide service to customers with credit and other performance characteristics with whom we would otherwise choose not to do business.

Certain of our pipelines provide intrastate service that is subject to regulation by the New Mexico Public Regulation Commission and the Texas Railroad Commission. The New Mexico Public Regulation Commission and the Texas Railroad Commission could limit our ability to increase our rates or to set rates based on our costs or could order us to reduce our rates and could require the payment of refunds to shippers. Such regulation or a successful challenge to our intrastate pipeline rates could adversely affect our financial position, cash flows or results of operations. Please read “Business—Rate and Other Regulation.”

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

We will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, and we will be required to assess the effectiveness of our controls annually. However, for as long as we are an “emerging growth company” under the recently enacted JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, and reduced disclosure obligations regarding executive compensation in our periodic reports. We will remain an emerging growth company for up to five years. See “Summary—Our Emerging Growth Company Status.” Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly traded partnership. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404. For example, Section 404 will require us, among other things, to annually review and report on the effectiveness of our internal control over financial reporting. We must comply with Section 404 (except for the requirement for an auditor’s attestation report) beginning with our fiscal year ending December 31, 2014. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Even if we conclude that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which the our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm’s, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We cannot predict if investors will find our units less attractive because we will rely on these exemptions. If some investors find our units less attractive as a result, there may be a less active trading market for our units and our trading price may be more volatile.

Our insurance policies do not cover all losses, costs, or liabilities that we may experience.

The policies we are insured under do not cover all potential losses, costs, or liabilities that we may experience. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Our ability to obtain and maintain adequate insurance may be adversely affected by conditions in the insurance market over which we have no control. In addition, if we experience insurable events, our annual premiums could increase further or insurance may not be available at all. The occurrence of an event that is not fully covered by insurance or the loss of insurance coverage could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The loss of key personnel could adversely affect our ability to operate.

We depend on the leadership, involvement and services of a relatively small group of our general partner’s key management personnel, including its Chief Executive Officer and other executive officers and key technical and commercial personnel. The services of these individuals may not be available to us in the future. Because competition for experienced personnel in the midstream industry is intense, we may not be able to find acceptable replacements with comparable skills and experience. Accordingly, the loss of the services of one or more of these individuals could have a material adverse effect on our ability to operate our business.

We and our general partner do not have any employees and rely solely on employees of Western.

None of the officers of Western Refining Logistics GP, LLC are employees of our general partner. While certain specified employees of Western will be seconded to us to provide operating, maintenance and other services with respect to the assets owned and operated by us under our direction, supervision and control pursuant to the services agreement, these personnel as well as other personnel who provide us with services will also be employees of Western and its affiliates. Affiliates of Western conduct businesses and activities of their own in which we have no economic interest, including businesses and activities relating to Western. As a result, there could be material competition for the time and efforts of the employees who provide services to our general partner and Western. If the employees of Western do not devote sufficient attention to the operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Many of our assets have been in service for several years and require significant expenditures to maintain them. As a result, our maintenance or repair costs may increase in the future.

Our pipelines, terminals, and storage assets are generally long-lived assets, and many of them have been in service for many years. The age and condition of our assets could result in increased maintenance or repair expenditures in the future. Any significant increase in these expenditures could adversely affect our results of operations, financial position or cash flows, as well as our ability to make cash distributions to our unitholders.

The adoption of derivatives legislation by Congress could have an adverse impact on our customers’ ability to hedge risks associated with their business.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act regulates derivative transactions, which include certain instruments used in our risk management activities.

The new legislation and regulations promulgated thereunder could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us, to Western or to our or Western’s customers.

Certain components of our revenue have exposure to direct commodity price risk, and our exposure to direct commodity price risk may increase in the future.

We have exposure to direct commodity price risk through the loss allowance provisions of our commercial agreements. Based on our financial forecast included under the caption “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014,” for the twelve months ending September 30, 2014, we have forecasted that approximately 1% of our forecasted revenue for the period will be derived from our loss allowance provisions. Any future losses due to our commodity price risk exposure could materially and adversely affect our results of operations and financial condition and our ability in the future to make distributions to our unitholders. For more information about these loss allowance and commodity imbalance provisions, please read “Our Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures About Market Risk.”

Increases in interest rates could adversely affect our business.

We will have exposure to increases in interest rates. At the closing of this offering, we expect to enter into a new $300 million revolving credit facility. While we do not expect to make any borrowings at the closing of this offering, any future borrowings will bear interest either at a base rate, plus an applicable margin, or at LIBOR plus an applicable margin. As a result, if we make any borrowings in the future our results of operations, cash flows, and financial condition could be materially adversely affected by significant increases in interest rates.

Certain U.S. federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation, which could reduce the amount of transportation and storage fees we receive and our cash available for distribution to our unitholders.

The Fiscal Year 2014 Budget proposed by the President recommends the elimination of certain key U.S. federal income tax incentives currently available to oil and gas exploration and production companies, and from time to time legislation has been introduced in Congress which would implement many of these proposals. The proposed changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities and (iv) an extension of the amortization period for certain geological and geophysical expenditures. We cannot predict whether these or similar changes will be enacted and, if enacted, when any such changes would become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could raise the cost of energy production and reduce oil and gas exploration and production activities. Because we generate revenue primarily by charging fees and tariffs for transporting crude oil and refined products and for providing storage at our storage tanks and terminals, a reduction in oil and gas production activities could reduce our transportation and storage fee revenue and thus reduce our cash available for distribution to our unitholders.

Risks Inherent in an Investment in Us

Western will own a 69.9% limited partner interest in us and will control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Western, have conflicts of interest with us and limited duties to us and may favor their own interests to your detriment.

Following the offering, Western will own and control our general partner and will appoint all of the directors of our general partner. Some of the directors and all of the executive officers of our general partner are also directors or officers of Western. Although our general partner has a duty to manage us in a manner it subjectively believes to be in, or not opposed to, our best interests, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of Western, in its capacity as the sole member of our general partner. Conflicts of interest may arise between Western and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires Western to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Western to increase or decrease refinery production, connect our pipeline systems to third-party delivery points, shutdown or reconfigure a refinery, enter into commercial agreements with us or pursue and grow particular markets. Western’s directors and officers have a fiduciary duty to make these decisions in the best interests of the owners of Western and affiliated entities, which may be contrary to our interests;

•	Western may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

•

Western, as our primary customer, has an economic incentive to cause us to not seek higher tariff rates or terminalling fees, even if such higher rates or fees would reflect rates and fees that could be obtained in arm’s-length, third-party transactions;

•	some officers of Western who provide services to us also will devote significant time to the business of Western, and will be compensated by Western for the services rendered to it;

•

our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner determines which costs incurred by it are reimbursable by us;

•

our partnership agreement permits us to distribute up to $40.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner is allowed to take into account the interests of parties other than us in exercising certain rights under our partnership agreement;

•

our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	disputes may arise under our commercial agreements with Western;

•

our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

•

our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements, omnibus agreement and services agreement with Western;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

•

our general partner, as the holder of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations; and

•	our general partner, as the holder of our incentive distribution rights, may transfer the incentive distribution rights without the approval of our unitholders.

Western may compete with us.

Western may compete with us, including by developing or acquiring additional logistics assets which may not be in the geographic region subject to our rights of first refusal set forth in the omnibus agreement. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including Western and its executive officers and directors and Western. Except as provided in the omnibus agreement, any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty (other than the implied contractual covenant of good faith and fair dealing) by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our common unitholders. Please read “Conflicts of Interest and Duties.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Ongoing cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to our unitholders.

Prior to making distributions on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Because we distribute all of our available cash to our unitholders, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our expansion capital expenditures and acquisitions. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. For purposes of our forecast included elsewhere in this prospectus, we have not budgeted for any expansion capital expenditures for the twelve months ending September 30, 2014.

In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our new revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units with contractual standards governing its duties.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards that our general partner would otherwise be held to by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions, in its individual capacity, as opposed to in its capacity as our general partner, or otherwise, free of fiduciary duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the parties where the language in our partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its other affiliates;

•	whether to exercise its call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels;

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement; and

•	whether or not the general partner should elect to seek the approval of the conflicts committee or the unitholders, or neither, of any conflicted transaction.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Duties —Elimination and Replacement of Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

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whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity (other than the implied contractual covenant of good faith and fair dealing);

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our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning that it subjectively believed that the decision was in, or not opposed to, the best interests of our partnership;

•	our partnership agreement is governed by Delaware law and any claims, suits, actions or proceedings:

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arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”); or

•	asserting a claim governed by the internal affairs doctrine;

must be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings;

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our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct, or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful; and

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our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

Our general partner will not have any liability to us or our unitholders for decisions whether or not to seek the approval of the conflicts committee of the board of directors of our general partner or holders of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, as the initial holder of our incentive distribution rights, at any time when there are no subordinated units outstanding and our general partner has received incentive distributions at the highest level to which it is entitled (50.0%) for the prior four consecutive fiscal quarters and the amount of the total distributions during such four-quarter period did not exceed aggregate adjusted operating surplus during such period, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our general partner on the incentive distribution rights in the quarter prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “How We Make Distributions to Our Partners—Our General Partner’s Right to Reset Incentive Distribution Levels.”

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity, to incur debt to capture growth opportunities or for other purposes, or to make cash distributions at our intended levels.

If interest rates rise, the interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, to incur debt to expand or for other purposes, or to make cash distributions at our intended levels.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or the board of directors of our general partner, and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner, including its independent directors, will be chosen by the member of our general partner. Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

The unitholders will initially be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, our general partner and its affiliates will own a 69.9% limited partner interest in us. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of Western from transferring all or a portion of the ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights held by our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party it may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of Western accepting offers made by us relating to assets owned by it, as Western would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Immediately effective upon closing, you will experience substantial dilution of $17.30 in tangible net book value per common unit.

The initial public offering price of $22.00 per unit exceeds our pro forma net tangible book value of $4.70 per unit. Based on the initial public offering price of $22.00 per unit, you will incur immediate and substantial dilution of $17.30 per common unit after giving effect to the offering of common units and the application of the related net proceeds. Dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

We may issue additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	each unitholder’s proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

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because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

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because the amount payable to holders of incentive distribution rights is based on a percentage of the total cash available for distribution, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation, and voting. The issuance by us of units of senior rank may (1) reduce or eliminate the amount of cash available for distribution to our common unitholders; (2) diminish the relative voting strength of the total common units outstanding as a class; or (3) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

Western may sell common units in the public markets or otherwise, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, Western will hold 9,061,000 common units and 22,811,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. Additionally, we have agreed to provide Western with certain registration rights. Please read “Units Eligible for Future Sale.” The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements that we are a party to, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to unitholders.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, Western will own an aggregate of 39.7% of our common units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), Western will own 69.9% of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we will initially own assets and conduct business in Texas, New Mexico, and Arizona. You could be liable for any and all of our obligations as if you were a general partner if:

•	a court or government agency determines that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

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your rights to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement—Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are nonrecourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

Prior to the offering, there has been no public market for the common units. After the offering, there will be only 13,750,000 publicly traded common units held by our public unitholders. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units was determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the loss of Western as a customer;

•	events affecting Western;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

Common units held by persons who are non-taxpaying assignees will be subject to the possibility of redemption.

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us under the FERC regulations, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement gives our general partner the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us, then our general partner may adopt such amendments to our partnership agreement as it determines are necessary or advisable to obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant) and permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status.

Furthermore, in order to comply with certain of the FERC rate-making policies applicable to entities like us that pass their taxable income through to their owners, we may adopt requirements regarding who can be our owners. Our partnership agreement permits us to require that a transferee of common units, including underwriters and those who purchase common units from underwriters, properly complete and deliver to us a transfer application containing a certification that such transferee is an Eligible Holder as of the date of such transfer application. Eligible Holders are individuals or entities whose U.S. federal income tax status (or lack thereof) has not or is not reasonably likely to have, as determined by our general partner, a material adverse effect on the rates that can be charged to our customers with respect to assets that are subject to regulation by the FERC or a similar regulatory body. In addition, our general partner may require any owner of our units to recertify its status as being subject to United States federal income taxation on the income generated by us. The form or forms used for any such recertification will be specified by our general partner and may be changed in any manner our general partner determines necessary or appropriate. If a transferee or other unitholder does not properly complete the transfer application or recertification, for any reason, the transferee or other unitholder will have no right to receive any distributions or allocations of income or loss on its common units or to vote its units on any matter and we will have the right to redeem such units at a price equal to the lower of the transferee’s purchase price or the then-current market price of such units, calculated in accordance with a formula specified in our partnership agreement. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “The Partnership Agreement—Non-Taxpaying Holders; Redemption.”

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We have been approved to list our common units on the NYSE, subject to official notice of issuance. Because we will be a publicly-traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Western Refining Logistics, LP.”

We will incur increased costs as a result of being a publicly-traded partnership.

We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, requires publicly-traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly-traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded company, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur $3.5 million of incremental costs per year associated with being a publicly-traded partnership; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

Tax Risks to Our Common Unitholders

In addition to reading the following risk factors, you should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service treats us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

The anticipated after-tax benefit of an investment in our units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are organized as limited partnerships under Delaware law, we would be treated as a corporation for U.S. federal income tax purposes unless we satisfy a “qualifying income” requirement. Based upon our current operations, we believe we satisfy the qualifying income requirement. However, we have not requested, and do not plan to request, a ruling from the Internal Revenue Service (“IRS”) on this or any other matter affecting us. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our income at the corporate tax rate that is currently a maximum of 35%, and would likely be liable for state income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because taxes would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of the units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S.

federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us. At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced and the value of our common units could be negatively impacted.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Any modification to U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible for us to meet the qualifying income requirement to be treated as a partnership for U.S. federal income tax purposes.

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the positions that we take, even positions taken with the advice of counsel. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

You will be required to pay federal income taxes and, in some cases, state and local income taxes, on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax due from you with respect to that income.

Tax gain or loss on the disposition of our units could be more or less than expected.

If you sell your units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis therein, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income to you due to potential recapture items, including depreciation and depletion recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and non-U.S. persons owning our units face unique tax issues that may result in adverse tax consequences to them.

Investment in our units by tax-exempt entities, such as individual retirement accounts (known as “IRAs”) and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Allocations and/or distributions to non-U.S. persons will be subject to withholding taxes imposed at the highest effective tax rate applicable to such non-U.S. persons, and each non-U.S. person will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Please read “Material U.S. Federal Income Tax Consequences—Tax Exempt Organizations and Other Investors.”

We will treat each purchaser of our units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of our units.

Because we cannot match transferors and transferees of units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. Our counsel is unable to opine as to the validity of this approach. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of units and could have a negative impact on the value of our units or result in audit adjustments to your tax returns.

We will prorate our items of income, gain, loss, and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss, and deduction among our unitholders.

We will prorate our items of income, gain, loss, and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss, and deduction between the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss, and deduction between certain unitholders, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our intangible assets and a lesser portion allocated to our tangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss, and deduction between certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests within a twelve-month period will result in the termination of us as a partnership for federal income tax purposes.

We will be considered to have terminated as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in our filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder’s taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to you.

If we are subjected to a material amount of entity-level taxation by individual states, our cash available for a distribution to you would be reduced. Currently, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, and other forms of taxation. Specifically, we will initially own assets and conduct business in Texas, New Mexico, and Arizona. Texas imposes a franchise tax on all business entities at a maximum effective rate of 0.7% of the business’ gross income apportioned in Texas. In the future, we may expand our operations. Imposition of a similar tax on us in other jurisdictions that we may expand to could substantially reduce our cash available for distribution to you.

As a result of investing in our common units, you may be subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, you may be subject to other taxes, including foreign, state, and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. You may be required to file foreign, state, and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and conduct business in Texas, Arizona and New Mexico. Each of Arizona and New Mexico imposes a personal income tax on individuals as well as corporations and other entities. Texas does not impose a personal income tax on individuals, but does impose a franchise tax on corporations and all other business entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state, and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $280.0 million from this offering, based upon the initial public offering price of $22.00 per common unit, after deducting underwriting discounts, structuring fees, and offering expenses, as follows:

•	we will retain $75 million for general partnership purposes;

•	we will pay $1.8 million in estimated debt issuance costs related to our revolving credit facility; and

•

we will distribute the balance of any net proceeds to Western in partial consideration of its contribution of assets to us in connection with this offering and to reimburse Western for certain capital expenditures incurred with respect to such assets. We will not be required to pay additional consideration for the contributed assets or reimburse additional pre-closing capital expenditures, except as described above. For more information about the book value of the assets to be contributed to us and distributions to Western from the net proceeds of this offering, please see “Dilution.”

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $42.4 million. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be distributed to Western.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of additional common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the additional common units, if any, will be issued to Western or a wholly owned subsidiary of Western. Any such units issued to Western or a wholly owned subsidiary of Western will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of the Predecessor as of June 30, 2013; and

•

our pro forma capitalization as of June 30, 2013, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” and the other transactions described under “Summary—Formation Transactions and Partnership Structure.”

This table is derived from, and should be read together with, the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2013
	Predecessor Historical	Western Refining Logistics, LP Pro Forma
	(in thousands)
Cash and cash equivalents	$—	$75,000

New revolving credit facility	$—	$—
Net investment/Partners’ equity:
Division equity	162,291	—
Held by public:
Common units	—	280,038
Held by Western:
Common units	—	(18,705)
Subordinated units	—	(47,090)

Total partners’ equity	—	214,243

Total capitalization	$162,291	$214,243

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. Based on the initial public offering price of $22.00 per common unit, on an unaudited pro forma basis as of June 30, 2013, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $214.2 million, or $4.70 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Initial public offering price per common unit		$22.00
Pro forma net tangible book value per common unit before the offering (1)	4.31
Increase in pro forma net tangible book value per common unit attributable to purchasers in the offering	0.39
Less: Pro forma net tangible book value per common unit after the offering (2)		4.70

Immediate dilution in net tangible book value per common unit to purchasers in the offering (3)		$17.30

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units (9,061,000 common units and 22,811,000 subordinated units) to be issued to Western and its affiliates for their contribution of assets and liabilities to us.

(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (22,811,000 common units and 22,811,000 subordinated units) to be outstanding after the offering.

(3)	Because the total number of units outstanding following this offering will not be impacted by an exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of our common units in this offering upon completion of the transactions contemplated by this prospectus.

	Units		Total Consideration
	Number	Percent	Amount	Percent
			(in millions)
General partner and its affiliates (1)(2)(3)	31,872,000	69.9%	$(65.8)	(30.7)%
Purchasers in the offering	13,750,000	30.1%	$280.0	130.7%

Total	45,622,000	100.0%	$214.2	100.0%

(1)	Upon the completion of the transactions contemplated by this prospectus, our general partner and its affiliates will own 9,061,000 common units and 22,811,000 subordinated units.

(2)	The assets contributed by Western will be recorded at historical cost. The book value of the consideration provided by Western as of June 30, 2013, after giving effect to the application of the net proceeds of the offering, is as follows:

(in millions)
Book value of net assets contributed	$137.4
Less: Distribution to Western from net proceeds of this offering	(203.2)

Total consideration	$(65.8)

(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “Significant Forecast Assumptions” below. In addition, you should read “Forward-Looking Statements,” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma operating results, you should refer to our historical and pro forma financial statements included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy.

Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects our belief that our unitholders will be better served if we distribute rather than retain available cash, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.2875 per unit, or $1.15 per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner and its affiliates. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of our (x) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (y) cash on hand resulting from borrowings under our revolving credit facility made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to our unitholders than would be the case were we subject to federal income tax. If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

•

Our distribution policy may be affected by restrictions on distributions under the revolving credit facility that we expect to enter into at the closing of this offering. That revolving credit facility is expected to contain covenants requiring us to maintain certain financial ratios and tests. Should we be unable to satisfy these restrictions or we are otherwise in default under the revolving credit facility, we would be prohibited from making cash distributions to our unitholders, notwithstanding our stated cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility.”

•

Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, the establishment or increase of which could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be considered to have been made in good faith, our general partner must subjectively believe that the determination is in, or not opposed to, our best interests.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders (other than in limited circumstances where no unitholder approval is required). However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by our general partner and its affiliates) after the subordination period has ended. At the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional common units, Western will own our general partner as well as approximately 39.7% of our outstanding common units and all of our outstanding subordinated units, representing an aggregate 69.9% limited partner interest in us. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expense, principal and interest payments on our debt, working capital requirements and anticipated cash needs. Our cash available for distribution to common unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “How We Make Distributions to our Partners—Distributions of Available Cash.”

•

If and to the extent our cash available for distribution materially declines, we may elect to reduce our quarterly cash distributions in order to service or repay our debt or fund expansion capital expenditures.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital.

We will distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely upon both cash on our balance sheet and on external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund any future acquisitions and other expansion capital expenditures. Accordingly, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate that there will be limitations in our new revolving credit facility, on our ability to issue additional units, including units ranking senior to our common units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.”

Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.2875 per unit for each complete quarter, or $1.15 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 60 days after the end of each quarter, to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately following the indicated distribution date. We will not make distributions for the period that begins on October 1, 2013 and ends on the day prior to the closing of this offering other than the distribution to be made to Western in connection with the closing of this offering as described in “Summary—Formation Transactions and Partnership Structure” and “Use of Proceeds.” We will adjust the amount of our distribution for the period from the completion of this offering through December 31, 2013, based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

		Aggregate Minimum Quarterly Distributions
	Number of Units	One Quarter	Annualized (Four Quarters)
Publicly held common units (1)	13,750,000	$3,953,125	$15,812,500
Common units held by Western (1)	9,061,000	2,605,038	10,420,150
Subordinated units held by Western	22,811,000	6,558,162	26,232,650

Total	45,622,000	$13,116,325	$52,465,300

(1)	Assuming no exercise of the underwriters’ option to purchase additional common units.

Our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $0.3306 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “How We Make Distributions to Our Partners—Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in, or not opposed to, our best interests. Please read “Conflicts of Interest and Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.15 per unit for the twelve-month period ending September 30, 2014. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Cash Available for Distribution,” in which we present the amount of cash we would have had available for distribution on an unaudited pro forma basis for the twelve-month period ended June 30, 2013 and the year ended December 31, 2012, derived from our unaudited pro forma financial data that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•

“Unaudited Estimated Cash Available for Distribution,” in which we explain our belief that we will be able to generate sufficient cash available for distribution for us to pay the minimum quarterly distribution on all units for the twelve-month period ending September 30, 2014.

Unaudited Pro Forma Cash Available for Distribution for the Twelve Months Ended June 30, 2013 and the Year Ended December 31, 2012

If we had completed this offering and related transactions on July 1, 2012, our unaudited pro forma cash available for distribution for the twelve-month period ended June 30, 2013 would have been approximately $29.2 million. This amount would have been sufficient to pay the minimum quarterly distribution of $0.2875 per unit per quarter ($1.15 per unit on an annualized basis) on all of our common units and a cash distribution of $0.0325 per unit per quarter ($0.13 per unit on an annualized basis), or approximately 11.3% of the minimum quarterly distribution, on all of our subordinated units for such period.

If we had completed this offering and related transactions on January 1, 2012, our unaudited pro forma cash available for distribution for the year ended December 31, 2012 would have been approximately $34.2 million. This amount would have been sufficient to pay the minimum quarterly distribution of $0.2875 per unit per quarter ($1.15 per unit on an annualized basis) on all of our common units and a cash distribution of $0.087 per unit per quarter ($0.348 per unit on an annualized basis), or approximately 30.3% of the minimum quarterly distribution, on all of our subordinated units for such period.

Our unaudited pro forma cash available for distribution for the twelve-month period ended June 30, 2013 and the year ended December 31, 2012 reflects our entering into two 10-year commercial agreements with Western, and the recognition of crude oil gathering and transportation, terminalling and storage revenue under those agreements (using historical volumes) at rates that were not recognized on a historical basis. Also included are $3.5 million of estimated incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with quarterly and annual reports to unitholders, financial statement audit, tax returns and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, and independent director compensation. These expenses are not reflected in the historical financial statements of the Predecessor or our unaudited pro forma financial statements included elsewhere in the prospectus.

Our unaudited pro forma cash available for distribution for the year ended December 31, 2012 does not include any results of operations attributable to our Delaware Basin system. The twelve-month period ended June 30, 2013 has a minor amount of activity for the operations attributable to our Delaware Basin system that we placed into service in the latter part of the second quarter of 2013. Please read “—Significant Forecast Assumptions—General Considerations.”

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering and related formation transactions been completed as of the dates indicated. In addition, cash available for distribution is primarily a cash accounting concept, while the historical financial statements of the Predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus have been prepared on the accrual basis of accounting. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distributions that we might have generated had we completed this offering on the dates indicated. The pro forma amounts below are presented on a twelve-month basis, and there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for each quarter within the twelve-month periods presented.

The following table illustrates, on an unaudited pro forma basis, for the twelve-month period ended June 30, 2013 and the year ended December 31, 2012, the amount of cash that would have been available for distribution to our unitholders, assuming that this offering and the related formation transactions had been completed on July 1, 2012 and January 1, 2012, respectively.

Western Refining Logistics, LP

Unaudited Pro Forma Cash Available for Distribution

	Twelve Months Ended June 30, 2013	Year Ended December 31, 2012
	($ in thousands except per unit data)
Revenues:
Western	$101,419	$100,385
Third parties	816	678

Total revenues	102,235	101,063

Operating costs and expenses:
Operating and maintenance expenses	56,303	51,347
General and administrative expenses	4,382	4,227
Loss (gain) on disposal of assets	—	335
Depreciation and amortization expense	9,596	9,527

Total operating costs and expenses	70,281	65,436

Operating income	31,954	35,627
Other income (expense):
Interest expense and other financing costs, net (2)	(1,485)	(1,485)
Other, net	14	12

Net income before income taxes	30,483	34,154
Provision for income taxes (3)	(428)	(448)

Pro forma net income (1)	$30,055	$33,706
Plus:
Interest expense and other financing costs, net (2)	1,485	1,485
Provision for income taxes (3)	428	448
Depreciation and amortization expense	9,596	9,527

EBITDA (4)	41,564	45,166
Less:
Cash interest paid, net (2)	(1,125)	(1,125)
Income taxes paid (3)	(428)	(448)
Incremental general and administrative expense (5)	(3,500)	(3,500)
Maintenance capital expenditures (6)	(7,311)	(5,922)
Expansion capital expenditures (6)	(48,951)	(20,839)
Add:
Cash on hand used to fund expansion capital expenditures	48,951	20,839

Pro forma cash available for distribution	$29,200	$34,171

Distributions to public common unitholders	$15,812	$15,812
Distributions to Western
Common units	10,420	10,420
Subordinated units	26,233	26,233

Aggregate annualized minimum quarterly distribution	52,465	52,465

Excess (shortfall) of cash available for distribution over aggregate annualized minimum quarterly distributions	$(23,265)	$(18,294)

Percentage of annualized minimum quarterly distributions payable to:
Common unitholders	100%	100%
Subordinated unitholders	11%	30%

(1)	See our unaudited pro forma combined financial statements included elsewhere in this prospectus for an explanation of the adjustments used to derive pro forma net income.

(2)	Interest expense and other financing costs, net and cash interest paid, net both include commitment fees that would have been paid by the Predecessor had our revolving credit facility been in place during the periods presented and we had no borrowings outstanding during the periods presented. Interest expense and other financing costs, net also includes the amortization of debt issuance costs incurred in connection with our new revolving credit facility. Cash interest paid, net excludes the amortization of debt issuance costs.

(3)	Reflects estimated Texas margin tax that would be due based on the pro forma results of operations for the periods presented.

(4)	We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. For a reconciliation of EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

(5)	Reflects approximately $3.5 million of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

(6)	Historically, we did not distinguish between maintenance capital expenditures and expansion capital expenditures in accordance with the definition of those terms in our partnership agreement. We believe that the amount of maintenance and expansion capital expenditures shown above approximates the maintenance and expansion capital expenditures we would have recorded in accordance with our partnership agreement for the twelve months ended June 30, 2013 and the year ended December 31, 2012. For a discussion of maintenance and expansion capital expenditures, please read “How We Make Distributions to our Partners—Capital Expenditures.”

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014

We forecast that our estimated cash available for distribution during the twelve-month period ending September 30, 2014 will be approximately $57.7 million. This amount would exceed the amount needed to pay the minimum quarterly distribution of $0.2875 per unit on all of our units for the twelve-month period ending September 30, 2014 by $5.2 million.

We are providing the forecast of estimated cash available for distribution to supplement the historical financial statements of the Predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus in support of our belief that we will have sufficient cash available to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our units for the twelve-month period ending September 30, 2014. During the three-month period ending March 31, 2014, Western is scheduled to conduct a planned maintenance turnaround at its El Paso Refinery. As such, our volumes and revenue are forecasted to be lower than other quarters. As such, we may not have enough cash available to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our units. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to borrow under our revolving credit facility to pay distributions in such quarter and would likely be able to repay such borrowings in a subsequent quarter, as we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution on all of our units.

Please read “Significant Forecast Assumptions” for further information as to the assumptions we have made for the forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects the conditions we expect to exist and assumptions as of the date of this prospectus and the course of action we expect to take during the twelve-month period ending September 30, 2014. We believe that our actual results of operations will approximate those reflected in our forecast, but we give no assurance that our forecasted results will be achieved. If our assumptions and estimates are not realized, we may not be able to pay the minimum quarterly distribution or any other distribution on our common units. Although we consider the assumptions and estimates underlying our forecast reasonable as of the date of this prospectus, they are inherently uncertain. Our assumptions and estimates are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in our forecast, including, among others, risks and uncertainties contained in “Risk Factors.” Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in our forecast.

We do not as a matter of course make public projections as to future sales, earnings, or other results. However, we have prepared the following forecast set forth below to present the estimated cash available for distribution to our unitholders during the forecast period. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The independent registered public accounting firm’s report included in this prospectus relates to historical financial information only. It does not extend to prospective financial information and should not be read to do so.

We do not undertake any obligation to publicly release the results of any future revisions we may make to our financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the completion of this offering. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all of our outstanding units for the twelve-month period ending September 30, 2014, should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

Western Refining Logistics, LP

Unaudited Estimated Cash Available for Distribution

	Twelve Months Ending September 30, 2014	Three Months Ending
		December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014
	($in thousands, except per unit data)
Revenues:
Western	$129,007	$31,595	$30,135	$32,412	$34,865
Third-parties	1,769	444	436	439	450

Total revenues	130,776	32,039	30,571	32,851	35,315

Operating costs and expenses:
Operating and maintenance expenses	57,126	13,997	14,479	14,510	14,140
General and administrative expenses (1)	7,664	1,916	1,916	1,916	1,916
Depreciation and amortization expense	13,183	3,209	3,285	3,322	3,367

Total operating costs and expenses	77,973	19,122	19,680	19,748	19,423

Operating income	52,803	12,917	10,891	13,103	15,892
Other income (expense):
Interest expense and other financing costs, net (2)	(1,485)	(371)	(371)	(371)	(372)
Other, net	14	3	4	3	4

Net income before income taxes	51,332	12,549	10,524	12,735	15,524
Provision for income taxes (3)	(563)	(138)	(132)	(141)	(152)

Net income attributable to partners	50,769	12,411	10,392	12,594	15,372
Plus:
Interest expense and other financing costs, net (2)	1,485	371	371	371	372
Provision for income taxes (3)	563	138	132	141	152
Depreciation and amortization expense	13,183	3,209	3,285	3,322	3,367

EBITDA (4)	66,000	16,129	14,180	16,428	19,263
Less:
Cash interest paid, net (2)	(1,125)	(281)	(281)	(281)	(282)
Income taxes paid (3)	(563)	(138)	(132)	(141)	(152)
Maintenance capital expenditures	(6,600)	(1,613)	(1,418)	(1,643)	(1,926)

Estimated cash available for distribution	$57,712	$14,097	$12,349	$14,363	$16,903

Distributions to public common unitholders	$15,812	$3,953	$3,953	$3,953	$3,953
Distributions to Western
Common units	10,420	2,605	2,605	2,605	2,605
Subordinated units	26,233	6,558	6,558	6,558	6,559

Aggregate annualized minimum quarterly distribution	52,465	13,116	13,116	13,116	13,117

Excess (shortfall) of cash available for distribution over aggregate annualized minimum quarterly distributions	$5,247	$981	$(767)	$1,247	$3,786

(1)	Includes $3.5 million of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

(2)	Interest expense and other financing costs, net and cash interest paid, net both include estimated commitment fees for our new revolving credit facility and assume we had no borrowings outstanding under the revolving credit facility during the period. Interest expense and other financing costs, net also includes the amortization of debt issuance costs incurred in connection with our new revolving credit facility. Cash interest paid, net excludes the amortization of debt issuance costs.

(3)	Consists of Texas margin tax.

(4)	We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. For a reconciliation of EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

Significant Forecast Assumptions

The forecast is unaudited and has been prepared by and is the responsibility of management. The forecast reflects our judgment about conditions we expect to exist as of the date of this prospectus and the course of action we expect to take during the twelve-month period ending September 30, 2014. While the assumptions discussed below are not all-inclusive, they include those that we believe are most significant to our forecasted results of operations, and any assumptions not discussed below were not deemed to be significant. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

As discussed in this prospectus, substantially all of our revenues and a significant portion of our expenses will be determined by contractual arrangements that we will enter into with Western at the closing of this offering. Substantially all of our revenues will be derived from two 10-year, fee-based commercial agreements with Western that include minimum volume commitments.

Our forecasted results are not directly comparable with historical periods. The primary factors impacting the comparability of our forecasted results and our historical results are:

•

Delaware Basin System. Our Delaware Basin system includes approximately 38 miles of 10-inch and 12-inch mainlines located in southeast New Mexico and West Texas and handles crude oil produced in the Delaware Basin area of the Permian Basin. The Mason Station crude oil facility was placed into service in April 2013. The Main 12-inch pipeline and the East 10-inch pipeline were placed into service in July 2013. The West 10-inch pipeline was placed into service August 2013. The Delaware Basin system is designed to handle up to 138,000 bpd, comprised of a mainline capacity of 100,000 bpd and truck unloading capacity of 38,000 bpd. For the period ending September 30, 2014, we assume Western will ship only its minimum volume commitment of approximately 27,250 bpd on this mainline and 14,900 bpd at the Mason Station truck rack. We would expect these shipments to increase over time concurrent with upstream development in the Delaware Basin area and as new gathering connections are added to the system. Our unaudited pro forma financial statements included elsewhere in this prospectus in large part do not give effect to the expected financial contribution of our Delaware Basin system assets; accordingly, this system is a significant driver of growth in our forecasted results for the twelve months ending September 30, 2014.

•

Four Corners System. For the twelve months ending September 30, 2014, we forecast that mainline movement volumes handled by our Four Corners system will increase approximately 10,000 bpd to a total of 44,180 bpd, as compared to 34,402 bpd during the twelve months ended June 30, 2013. This forecasted increase is generally consistent with volume growth we have recently experienced on our Four Corners system, which handled approximately 36,000 bpd for the three months ended March 31, 2013 and approximately 39,000 bpd for the three months ended June 30, 2013.

•

Inflation Adjustments in Commercial Agreements with Western. Under the terms of our commercial agreements with Western, the rates we charge Western for our services will be adjusted upwards or downwards on July 1 of each year, in accordance with either the FERC’s indexing methodology or the producer price index (“PPI”); provided that in no event will any rates be adjusted below the initial rates provided in our commercial agreements. For July 1, 2014, we assumed increases of 4.69% for mainline movement fees and 2.04% for services other than mainline movements.

Please read “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Factors Affecting the Comparability of our Financial Results” for additional information regarding the factors impacting the comparability of our financial results.

Volumes

With respect to volumes handled by our terminalling, transportation and storage assets, we have generally forecast volumes consistent with the volumes we have handled for Western in historical periods. With respect to our pipeline and gathering assets, forecasted mainline movements and gathering (truck offloading) volumes are materially greater than the historical volumes for the twelve months ended June 30, 2013, due to (i) us placing our Delaware Basin system into service in April 2013 and (ii) recent and projected growth in the crude oil volumes transported on our Four Corners system.

In some cases, Western’s minimum volume commitments under the commercial agreements cover 80% of the throughput for each service. However, Western will commit to throughput 100% of the volumes we forecast to be transported, gathered and injected into our Delaware Basin system during the twelve months ending September 30, 2014. In order to minimize our exposure to fluctuations in the supply and demand for asphalt, Western will also commit to throughput 100% of the volumes we forecast to be processed, terminalled and stored by our asphalt plant and terminals during the twelve months ending September 30, 2014. Finally, Western has agreed to reserve 100% of our active shell storage capacity of crude oil, blendstock, refined product and asphalt storage. These minimum commitments will continue at the same levels for the duration of the 10-year commercial agreements and any renewal periods.

The following table compares forecasted volumes to historical volumes, contrasted against Western’s minimum volume commitments and reserved storage capacity.

	Unaudited Volumes Handled
	Historical		Forecasted	Western Contracted Volume
	Twelve Months Ended June 30, 2013	Year Ended December 31, 2012	Twelve Months Ending September 30, 2014	Contracted Minimum Volume or Capacity Reservation	Contracted Minimum as a Percentage of Forecast
Pipeline and Gathering
Mainline movements (bpd) (1)
Permian/Delaware Basin system	—	—	27,250	27,250	100.0%
Four Corners system	34,402	33,629	44,180	35,340	80.0%

Total	34,402	33,629	71,430	62,590	87.6%
Gathering (truck offloading)(bpd)	9,751	7,943	37,310	32,830	88.0%
Pipeline gathering and injection into system (bpd)	22,136	22,112	26,220	20,970	80.0%
Pipeline tank storage (bbls) (2)	403,116	363,116	566,450	566,450	100.0%

Terminalling, Transportation, and Storage
Crude oil, blendstock, and refined product storage (bbls)	6,881,964	6,881,964	6,881,960	6,881,960	100.0%
Shipments into and out of storage (bpd)	336,070	338,518	363,380	284,990	78.4%
Additive and blending services (bpd)	208,231	208,728	223,970	179,180	80.0%
Asphalt storage (bbls) (2)	473,468	473,468	473,470	473,470	100.0%
Shipments into and out of asphalt storage (bpd)	16,257	16,368	15,890	15,890	100.0%
Asphalt processing and blending fees (bpd)	4,257	4,375	4,520	4,520	100.0%

(1)	Represents the sum of volumes transported through each separately tariffed pipeline segment on our Permian Basin system, our Four Corners system or both, as applicable.

(2)	Represents a weighted-average shell capacity for the periods indicated.

Revenues

We estimate that we will generate revenues of $130.8 million for the twelve months ending September 30, 2014, as compared to pro forma revenues of $102.2 million for the twelve months ended June 30, 2013, and $101.1 million for the year ended December 31, 2012. Based on our assumptions for the twelve months ending September 30, 2014, we expect approximately 90% of our forecasted revenues to be supported by Western’s minimum volume commitments under our commercial agreements and 99% of our forecasted revenues to be generated by our commercial agreements, including tariffs, with Western.

Our commercial agreements include provisions that generally permit Western to suspend, reduce, or terminate its obligations under the applicable agreement if certain events occur. These events include Western deciding to permanently or indefinitely suspend refining operations at one or more of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement.

The following table shows our total unaudited forecasted volumes, weighted average fee and forecasted revenues for each category of services we provide to generate revenues, for the twelve months ending September 30, 2014.

	Forecasted Volume	Weighted Average Fee ($ per bbl or $ per bbl per month) (1)	Forecasted Revenue ($ in thousands)
Pipeline and Gathering
Mainline movements (bpd)
Permian/Delaware Basin system (bpd)	27,250	$1.42	$14,090
Four Corners system (bpd)	44,180	0.92	14,910

Subtotal Mainline movements (bpd)	71,430		29,000
Gathering (truck offloading) (bpd)	37,310	0.48	6,560
Pipeline gathering and injection into system (bpd)	26,220	0.05	500
Pipeline tank storage (bbls)	566,450	0.51	3,480

Subtotal Pipeline and Gathering (2)			39,540

Terminalling, Transportation, and Storage
Crude oil, blendstock, and refined product storage (bbls)	6,881,960	0.51	42,450
Shipments into and out of storage (bpd)	363,380	0.15	19,540
Additive and blending services (bpd) (3)	223,970	0.12	9,950
Asphalt storage (bbls)	473,470	0.77	4,360
Shipments into and out of asphalt storage (bpd)	15,890	0.95	5,510
Asphalt processing and blending fees (bpd) (3)	4,520	4.72	7,780

Subtotal Terminalling, Transportation, and Storage			89,590

Total (2)			$129,130

(1)	Assumes a 2.04% increase in the fees charged under our commercial agreements for services other than mainline movements, and a 4.69% increase in mainline movement fees, in each case on July 1, 2014, due to the inflation adjustments in our commercial agreements.

(2)	Does not include $1.63 million in forecasted revenues under the 0.20% pipeline loss allowance provision in our pipeline and gathering services agreement with Western. Forecasted pipeline loss allowance revenue was calculated based on forecasted volumes of crude oil handled and an assumed WTI crude oil price of approximately $90 per barrel for the twelve months ending September 30, 2014.

(3)	Weighted average fee and forecasted revenue for additive and blending services and asphalt processing and blending fees include an assumed average $0.09 and $3.06 per barrel and $2.6 million and $2.7 million per year in reimbursements for additive product cost, respectively. While the actual costs we incur in acquiring such additives may fluctuate, Western is required to reimburse us for 100% of the actual cost of the additives we provide as part of additive injection and asphalt processing and blending services, respectively. Accordingly, any increase or decrease in our revenues due to fluctuations in the costs of additives will be directly offset by a corresponding increase or decrease in our operating expenses, and we will have no direct economic exposure to the fluctuation in additive costs.

Pipeline and Gathering Revenues

We estimate that our total pipeline and gathering revenues on our Permian Basin system and our Four Corners system for the twelve months ending September 30, 2014, will be $41.2 million, compared with $16.3 million for the twelve months ended June 30, 2013, and $14.3 million for the year ended December 31, 2012, both on a pro forma basis. Of the total revenues forecasted, $36.0 million, or 87%, will be supported by the minimum committed volumes under the commercial agreements we will enter into with Western at the closing of this offering. The balance of the estimated revenues primarily represents forecasted volumes from Western in excess of the minimum commitments under these agreements.

Terminalling, Transportation, and Storage Revenues

We estimate that our total terminalling, transportation, and storage revenues at our network of crude oil and refined product terminals and our asphalt plant and terminals for the twelve months ending September 30, 2014, will be $89.6 million, compared with $86.0 million for the twelve months ended June 30, 2013, and $85.8 million for the year ended December 31, 2012, both on a pro forma basis. Of the total revenues forecasted, $82.3 million, or 92%, will be supported by the minimum committed volumes under the commercial agreements we will enter into with Western at the closing of this offering. The balance of the estimated revenues represents forecasted volumes from Western in excess of the minimum commitments under these agreements, and $1.8 million in projected revenues for providing terminalling, transportation, and storage services to third parties.

Operating and Maintenance Expenses

Our operating and maintenance expenses include product and transportation costs, labor expenses, lease costs, utility costs, insurance premiums, property taxes, and other typical maintenance costs. We estimate that we will incur operating and maintenance expenses of $57.1 million for the twelve months ending September 30, 2014 as compared to $56.3 million for the twelve months ended June 30, 2013, and $51.3 million for the year ended December 31, 2012, both on a pro forma basis. The increase in our forecasted operating and maintenance expenses is primarily attributable to the Delaware Basin system being placed into service in 2013. We forecast that $5.3 million of our operating and maintenance expenses will consist of costs associated with additives that we provide to Western in connection with our additive and blending and asphalt processing and blending services, for which Western is required to reimburse us. Accordingly, any increase or decrease in our revenues due to fluctuations in the costs of additives will be directly offset by a corresponding increase or decrease in our operating expenses, and we will have no direct economic exposure to the fluctuation in additive costs. In addition, our commercial agreements with Western contain inflation adjustment provisions that should substantially mitigate inflation-related increases in operating costs in rising operating cost environments. See “Capital Expenditures” below.

General and Administrative Expenses

We estimate that our total general and administrative expenses will be $7.7 million for the twelve months ending September 30, 2014 compared to $4.4 million for the twelve months ended June 30, 2013, and $4.2 million for the year ended December 31, 2012, both on a pro forma basis. This increase is primarily due to $3.5 million of estimated incremental annual expenses we expect to incur as a result of being a separate publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with quarterly and annual reports to unitholders, financial statement audit, tax returns and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, and independent director compensation.

Depreciation and Amortization Expense

We estimate that depreciation and amortization expense will be approximately $13.2 million for the twelve months ending September 30, 2014. Our depreciation and amortization expense for the twelve months ended June 30, 2013 and the year ended December 31, 2012, both on a pro forma basis, was $9.6 million and $9.5 million, respectively. This increase is primarily due to the depreciation and amortization expense associated with our Delaware Basin system, which was placed into service in 2013.

Financing

Our interest expense and other financing costs, net for the twelve months ending September 30, 2014, is based on the following assumptions:

•	we will not draw any amounts under our revolving credit facility during the twelve-month forecast period;

•

our interest expense will include annual commitment fees associated with undrawn capacity of 0.375%, as well as the amortization of estimated deferred financing costs of $1.8 million incurred in connection with our $300 million revolving credit facility; and

•	we will remain in compliance with the financial and other covenants in our revolving credit facility.

Capital Expenditures

We estimate that total capital expenditures for the twelve months ending September 30, 2014, will be $6.6 million as compared to pro forma capital expenditures of $56.3 million for the twelve months ended June 30, 2013, and $26.8 million for the year ended December 31, 2012, both on a pro forma basis. This forecast estimate is based on the following assumptions:

•

Maintenance Capital Expenditures—We estimate that our maintenance capital expenditures will be $6.6 million for the twelve months ending September 30, 2014 compared to $7.3 million for the twelve months ended June 30, 2013, and $5.9 million for the year ended December 31, 2012, both on a pro forma basis; and

•

Expansion Capital Expenditures—We have assumed no expansion capital expenditures for the twelve months ending September 30, 2014. Although we currently have no budgeted expansion capital expenditures, we may make expansion capital expenditures in connection with acquisitions from Western or its affiliates or unrelated third-parties or in connection with organic growth projects. Pro forma expansion capital expenditures of $49.0 million and $20.8 million for the twelve months ended June 30, 2013 and the year ended December 31, 2012, respectively, primarily related to construction of our Delaware Basin system.

Regulatory, Industry, and Economic Factors

Our forecast of estimated cash available for distribution for the twelve months ending September 30, 2014, is based on the following significant assumptions related to regulatory, industry, and economic factors:

•

Western will not default under any of our commercial agreements or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

•

there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the refining or midstream energy industries in which we operate that will be materially adverse to our business;

•

there will not be any material accidents, weather-related incidents, unscheduled downtime, or similar unanticipated events with respect to our assets, Western’s refineries or third-party pipelines and related infrastructure;

•	there will not be a shortage of skilled labor;

•	inflation will be consistent with current trends; and

•	there will not be any material adverse changes in the refining industry, the midstream energy sector, or market, or overall economic conditions.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2013 we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the completion of the offering through of December 31, 2013, based on the actual length of that period.

Definition of Available Cash

Available cash, for any quarter, generally consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements or any other obligation; and

•

provide funds for distributions to our unitholders for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for the payment of distributions unless it determines that the establishment of such reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•

plus, if our general partner so determines on the date of determination, all or any portion of the cash on hand immediately prior to the date of determination of available cash for the quarter, including cash on hand resulting from working capital borrowings made after the end of the quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash received by us after the end of the quarter but on or before the date of determination of available cash for that quarter, including cash on hand resulting from working capital borrowings made after the end of the quarter, to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are borrowings that are made under a credit agreement, commercial paper facility or similar financing arrangement with the intent to repay such borrowings within twelve months from sources other than additional working capital borrowings, and that are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

Within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2013 we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.2875 per unit, or $1.15 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility” for a discussion of the restrictions included in our revolving credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Our general partner also holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.3306 per unit per quarter. The maximum distribution of 50.0% does not include any distributions that Western may receive on any limited partner units that it owns.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as being paid from either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$40.0 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures or expenditures for a replacement capital asset in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures or expenditures for a replacement capital asset referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $40.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, which generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements, officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•

payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed by us as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes a basket of $40.0 million, and therefore does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, this provision will enable us, if we choose, to distribute as operating surplus up to that amount of cash we receive in the future from interim capital transactions that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, terminals, and storage assets, to maintain equipment reliability, integrity and safety, and to address environmental laws and regulations. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional pipelines, terminals or storage capacity, to the extent such capital expenditures are expected to expand, over the long term, either our operating capacity or operating income. Expansion capital expenditures will also include transaction expenses and interest (and related fees) on debt incurred to finance all or any portion of the development of such capital improvement in respect of the period that commences when we enter into a binding obligation to commence development of a capital improvement and ending on the earlier to occur of the date any such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity, but that are not expected to expand, for more than the short term, our operating capacity.

As described above, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the development, replacement or improvement of a capital asset in respect of a period that begins when we enter into a binding obligation to commence development of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2875 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient available cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Western will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending September 30, 2016 if each of the following has occurred:

•

distributions of available cash from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending September 30, 2014 if each of the following has occurred:

•

distributions of available cash from operating surplus on each of the outstanding common and subordinated units exceeded $1.725 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $1.725 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; less

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions of Available Cash From Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•	second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

Distributions of Available Cash From Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

General Partner Interest and Incentive Distribution Rights

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights at any time.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner (as the holder of our incentive distribution rights) in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $0.3306 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.3594 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.4313 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume our general partner has not transferred its incentive distribution rights and there are no arrearages on common units.

	Total Quarterly Distribution per Unit Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.2875	100.0%	—
First Target Distribution	above $0.2875 up to $0.3306	100.0%	—
Second Target Distribution	above $0.3306 up to $0.3594	85.0%	15.0%
Third Target Distribution	above $0.3594 up to $0.4313	75.0%	25.0%
Thereafter	above $0.4313	50.0%	50.0%

Our General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time and the amount of the total distributions during such four-quarter period did not exceed aggregate adjusted operating surplus during such period. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of our general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights received by our general partner for the quarter immediately preceding the reset event as compared to the cash distributions per common unit during such period.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit during such quarter.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the cash distribution amount per common unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, to all common unitholders, pro rata, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the quarterly cash distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.50.

		Marginal Percentage Interest in Distributions
	Quarterly Distribution Per Unit Prior to Reset	Unitholders	General Partner	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	$0.2875	100.0%	—	$0.50(1)
First Target Distribution	above $0.2875 up to $0.3306	100.0%	—	above $0.50(1) up to $0.575(2)
Second Target Distribution	above $0.3306 up to $0.3594	85.0%	15.0%	above $0.575(2) up to $0.625(3)
Third Target Distribution	above $0.3594 up to $0.4313	75.0%	25.0%	above $0.625(3) up to $0.75(4)
Thereafter	above $0.4313	50.0%	50.0%	above $0.75(4)

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.

(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights based on an amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 45,622,000 common units outstanding and the distribution to each common unit would be $0.50 per quarter for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to General Partner (as Holder of Our Incentive Distribution Rights) Prior to Reset	Total Distributions
Minimum Quarterly Distribution	$0.2875	$13,116,325	$—	$13,116,325
First Target Distribution	above $0.2875 up to $0.3306	1,966,308	—	1,966,308
Second Target Distribution	above $0.3306 up to $0.3594	1,313,914	231,867	1,545,781
Third Target Distribution	above $0.3594 up to $0.4313	3,280,222	1,093,407	4,373,629
Thereafter	above $0.4313	3,134,231	3,134,231	6,268,463

		$22,811,000	$4,459,506	$27,270,506

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner (as the holder of our incentive distribution rights) in respect of its incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 54,541,012 common units outstanding and the distribution to each common unit would be $0.50. The number of common units to be issued to our general partner upon the reset was calculated by dividing (x) the amount received by our general partner in respect of its incentive distribution rights for the quarter prior to the reset as shown in the table above, or $4,459,506, by (y) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.50.

Cash Distributions to
		Cash Distributions to Public Common Unitholders	General Partner (as Holder of Our Incentive Distribution Rights) After Reset
	Quarterly Distribution Per Unit After Reset	After Reset	Common Units (1)	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$0.50	$22,811,000	$4,459,506	$—	$4,459,506	$27,270,506
First Target Distribution	above $0.50 up to $0.575	—	—	—	—	—
Second Target Distribution	above $0.575 up to $0.625	—	—	—	—	—
Third Target Distribution	above $0.625 up to $0.75	—	—	—	—	—
Thereafter	above $0.75	—	—	—	—	—

		$22,811,000	$4,459,506	$—	$4,459,506	$27,270,506

(1)	Represents distributions in respect of the common units issued to our general partner upon the reset.

Our general partner (as the holder of our incentive distribution rights) will be entitled to cause the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the initial unit price, as described below under “—Distributions of Cash Upon Liquidation”;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level and each subordinated unit would split into two subordinated units. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (x) available cash for that quarter, plus (y) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by unitholders for their units in this offering, which we refer to as the “initial unit price” for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•

second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (x) the initial unit price; (y) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (z) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (x) the initial unit price; and (y) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to: (x) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (y) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to: (x) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (y) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•

sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to: (x) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (y) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner (as the holder of our incentive distribution rights) for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (as the holder of our incentive distribution rights).

The percentage interests set forth above for our general partner assume it has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (z) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and our general partner (as the holder of our incentive distribution rights) in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows selected historical combined financial data of the Predecessor, and selected unaudited pro forma combined financial data of Western Refining Logistics, LP for the periods and as of the dates indicated. The selected historical combined financial statements of the Predecessor as of and for the years ended December 31, 2012, and December 31, 2011, are derived from the audited combined financial statements of the Predecessor appearing elsewhere in this prospectus. The selected historical interim combined financial data of the Predecessor as of and for the six months ended June 30, 2013, and for the six months ended June 30, 2012, are derived from the unaudited interim combined financial statements of the Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected unaudited pro forma combined financial statements presented in the following table as of and for the six months ended June 30, 2013, and for the year ended December 31, 2012, are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of June 30, 2013, and the unaudited pro forma combined statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012, assume the offering and the related transactions occurred as of January 1, 2012. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	Western’s contribution of certain of the Predecessor’s assets to us and the elimination of certain of the Predecessor’s assets that will not be contributed to us;

•	our entering into a new $300 million revolving credit facility, under which there will be no borrowings at the closing of this offering;

•

our entering into two 10-year commercial agreements with Western, and the recognition of crude oil gathering and transportation, terminalling and storage revenue under those agreements (using historical volumes) at rates that were not recognized on a historical basis by the Predecessor;

•	our entering into an omnibus agreement and services agreement with Western;

•

the completion of this offering, and our issuance of (i) our non-economic general partner interest and all of our incentive distribution rights to our general partner; (ii) 9,061,000 common units and 22,811,000 subordinated units, representing an aggregate 69.9% limited partner interest in us to Western and its subsidiaries; and (iii) 13,750,000 common units, representing a 30.1% limited partner interest in us, to the public; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma combined financial statements do not include $3.5 million in estimated incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

	Western Refining Logistics, LP Predecessor Historical				Western Refining Logistics, LP Pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30,	Year ended December 31,
(in thousands, except per unit amounts)	2013	2012	2012	2011	2013	2012
	(unaudited)				(unaudited)
Combined statements of income:
Revenues (1):
Affiliate	$1,919	$1,714	$3,167	$2,439	$50,482	$100,385
Third-party	519	381	678	992	519	678

Total revenues	2,438	2,095	3,845	3,431	51,001	101,063

Operating costs and expenses:
Operating and maintenance expenses	34,072	26,606	58,667	53,766	28,754	51,347
General and administrative expenses	2,190	2,035	4,227	4,045	2,190	4,227
Loss (gain) on disposal of assets	—	335	335	(26,687)	—	335
Depreciation and amortization expense	5,816	5,833	11,620	12,694	4,832	9,527

Total operating costs and expenses	42,078	34,809	74,849	43,818	35,776	65,436

Operating income (loss)	(39,640)	(32,714)	(71,004)	(40,387)	15,225	35,627
Other income (expense):
Interest expense and other financing costs	—	—	—	—	(742)	(1,485)
Other, net	6	4	12	14	6	12

Income (loss) before income taxes	(39,634)	(32,710)	(70,992)	(40,373)	14,489	34,154
Provision for income taxes	—	—	—	—	(203)	(448)

Net income (loss)	$(39,634)	$(32,710)	$(70,992)	$(40,373)	$14,286	$33,706

Net income per limited partner unit (basic and diluted):
Common units					$0.31	$0.74
Subordinated units					0.31	0.74
Combined balance sheets (at period end):
Cash and cash equivalents	$—		$—	$—	$75,000
Property, plant, and equipment, net	164,783		134,596	120,015	137,443
Total assets	165,254		135,331	120,384	214,243
Total liabilities	2,963		5,558	2,450	—
Division equity	162,291		129,773	117,934	—
Partners’ capital	—		—	—	214,243
Total liabilities, division equity, and partners’ capital	165,254		135,331	120,384	214,243
Combined statements of cash flows:
Net cash provided by (used in):
Operating activities	(36,083)	(26,974)	(57,331)	(53,603)
Investing activities	(36,069)	(6,258)	(25,500)	36,069
Financing activities	72,152	33,232	82,831	17,534
Other financial data:
Capital Expenditures:
Maintenance (2)	1,542	2,464	5,922	3,302	1,542	5,922
Expansion (2)	34,462	4,037	20,839	656	34,462	20,839
EBITDA (3)	$(33,818)	$(26,877)	$(59,372)	$(27,679)	$20,063	$45,166

(1)	Our assets have historically been a part of the integrated operations of Western, and the Predecessor generally recognized only the costs and did not record revenue associated with the transportation, terminalling, or storage services provided to Western on an intercompany basis. Accordingly, the revenues in the Predecessor’s historical combined financial statements relate only to amounts received from third parties for these services and minimum amounts required to be recorded for Western for local tax purposes. Following the closing of this offering, our revenues will be generated by existing third-party contracts and from the commercial agreements that we will enter into with Western at the closing of this offering. Pro forma revenues reflect recognition of affiliate revenues generated by pipeline and gathering assets and terminalling, transportation and storage assets to be contributed to us at the closing of this offering that were not previously recorded in the historical financial records of the Predecessor.

(2)	Historically, we did not distinguish between maintenance capital expenditures and expansion capital expenditures in accordance with the definition of those terms in our partnership agreement. We believe that the amount of maintenance and expansion capital expenditures shown above approximates the maintenance and expansion capital expenditures we would have recorded in accordance with our partnership agreement for the periods indicated. For a discussion of maintenance and expansion capital expenditures, please read “How We Make Distributions to our Partners—Capital Expenditures.”

(3)	We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. For a reconciliation of EBITDA to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as EBITDA less net cash interest paid, income taxes paid, and maintenance capital expenditures. EBITDA and distributable cash flow are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis, or capital structure;

•	the ability of our assets to generate sufficient cash to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA is net income. EBITDA should not be considered an alternative to net income or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income, and these measures may vary from those of other companies. As a result, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA to net income, the most directly comparable GAAP financial measure on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Western Refining Logistics, LP Predecessor Historical				Western Refining Logistics, LP Pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30,	Year ended December 31,
(in thousands)	2013	2012	2012	2011	2013	2012
	(unaudited)				(unaudited)
Reconciliation of EBITDA to net income (loss):
Net income (loss)	$(39,634)	$(32,710)	$(70,992)	$(40,373)	$14,286	$33,706
Add:
Depreciation and amortization expense	5,816	5,833	11,620	12,694	4,832	9,527
Provision for income taxes	—	—	—	—	203	448
Interest expense, net	—	—	—	—	742	1,485

EBITDA	$(33,818)	$(26,877)	$(59,372)	$(27,679)	$20,063	$45,166

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations for Western Refining Logistics, LP in conjunction with the historical combined financial statements and notes of Western Refining Logistics, LP Predecessor and the pro forma combined financial statements for Western Refining Logistics, LP included elsewhere in this prospectus. Among other things, those historical and pro forma combined financial statements include more detailed information regarding the basis of presentation for the following information.

Overview

We are a fee-based, growth oriented Delaware limited partnership recently formed by Western to own, operate, develop, and acquire terminals, storage tanks, pipelines, and other logistics assets. Our initial assets consist of pipeline and gathering assets and terminalling, transportation, and storage assets in the Southwestern portion of the U.S., including approximately 300 miles of pipelines and approximately 7.9 million barrels of active storage capacity, as well as other assets. Most of our assets are integral to the operations of Western’s El Paso and Gallup Refineries.

Our assets and operations are organized as one reportable segment. Our initial assets consist of the following:

•

Pipeline and Gathering Assets. Our pipeline and gathering assets consist of approximately 300 miles of crude oil pipelines and gathering systems and approximately 566,000 barrels of active crude oil storage located primarily in the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area in northwestern New Mexico. These assets serve as a key source of high quality, cost-advantaged crude oil for Western’s El Paso and Gallup Refineries.

•

Terminalling, Transportation, and Storage Assets. Our terminalling, transportation, and storage assets consist of terminals and storage assets located on site at each of Western’s El Paso and Gallup Refineries, and standalone refined products terminals located in Bloomfield and Albuquerque, New Mexico. These assets include approximately 6.9 million barrels of active shell storage capacity. These assets primarily receive, store, and distribute crude oil, feedstock, and refined products for Western’s refineries. We also provide fee-based asphalt terminalling and processing services at an asphalt plant and terminal in El Paso and asphalt terminalling services at three stand-alone asphalt terminals located in Albuquerque, New Mexico and Phoenix and Tucson, Arizona, which have a combined storage capacity of approximately 473,000 barrels.

How We Generate Revenue

We generate revenue primarily by charging fees and tariffs for transporting crude oil and refined and other products through our terminals and pipelines and for providing storage at our storage tanks and terminals. We do not take ownership of the hydrocarbons or products (other than certain additives) that we handle or engage in the trading of any commodities. Accordingly, we generally do not have direct exposure to fluctuations in commodity prices. Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western, supported by minimum volume commitments and inflation adjustments, that may be renewed for two five-year periods upon mutual agreement of us and Western. We believe these contracts will generate stable and predictable cash flows.

The services we will provide and fees we will charge Western under each of our commercial agreements are summarized as follows.

Pipeline and Gathering Services Agreement. We will enter into a pipeline and gathering services agreement with Western under which we will agree to transport crude oil on our Permian Basin system to Western’s El Paso Refinery and on our Four Corners system to Western’s Gallup Refinery. We will charge Western fees for the services described below:

•

Mainline Movement Fees—Under the agreement, Western will be obligated to transport, on an aggregate basis, an average of at least 62,590 bpd of crude oil, through the separately tariffed segments of our pipeline systems, at an average fee for the committed volume of $1.14 per barrel.[1] The aggregate fee for this committed throughput is approximately $2.2 million per month. For volumes shipped on any segment of our pipeline systems in excess of the committed volumes for such segment, we will charge Western the same per barrel transportation fee applicable to the committed volumes transported on such segment;

•

Gathering (Truck Offloading) Fees—We will charge Western a weighted average fee of approximately $0.51 for each barrel of crude oil we gather and unload for Western from trucks arriving at our crude oil stations, which varies by location. Western will agree to utilize gathering/unloading services resulting in a minimum monthly fee of approximately $0.5 million per month. For volumes gathered or unloaded in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes;

•

Pipeline Tank Storage Fees—We will charge Western fees to reserve storage capacity for Western’s use of our crude oil storage associated with our crude oil pipeline systems. Western will pay us a weighted average monthly fee of $0.51 per barrel to reserve, on a firm basis, approximately 566,000 barrels of such storage capacity, representing 100% of active pipeline tank storage capacity, resulting in a minimum monthly fee of approximately $0.3 million. Western has no obligation to utilize the underlying storage capacity, and will incur no fines or penalties for any failure to utilize such capacity, but is obligated to pay at least the minimum monthly payment regardless of the amount of capacity actually utilized; and

•

Pipeline Gathering and Injection into System Fees—We will charge Western an average fee for the committed volume of $0.05 for each barrel of crude oil we inject for Western into pipeline systems from adjacent tanks. Western will agree to utilize gathering and injection services resulting in a minimum monthly fee of approximately $33,000 per month. For volumes gathered or injected in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the pipeline and gathering services agreement for mainline movements, firm storage capacity reservation, gathering and injection and gathering and unloading fees are approximately $3.0 million per month.

Terminalling, Transportation, and Storage Services Agreement. We will enter into a terminalling, transportation, and storage services agreement with Western under which we will, among other things, distribute products produced at Western’s refineries, connect Western’s refineries to third-party pipelines and systems, and provide fee-based asphalt terminalling and processing services.

[1]	Some barrels of crude oil in route to Western’s Gallup refinery are transported on more than one of our mainlines. Western’s 62,590 bpd transportation obligation includes each barrel transported on each mainline. These commitments by mainline are as follows: Delaware Basin System mainline—27,250 bpd; Four Corners East and West mainlines—23,160 bpd; 11,210 bpd on the San Juan and TexNew Mex 16" mainlines, which transport crude oil to the Four Corners East mainline; and the Wingate mainline—970 bpd.

At our network of crude oil and refined products terminals and related assets and storage facilities, we will charge Western fees for the services described below.

•

Crude Oil, Blendstock, and Refined Product Storage Fees—Western has agreed to reserve, on a firm basis, approximately 6.9 million barrels of storage capacity, 100% of current active capacity, located at our terminals and our tank farms and related storage facilities located at Western’s El Paso and Gallup Refineries, at a weighted average monthly fee of approximately $0.51 per barrel, resulting in an initial minimum monthly payment of approximately $3.5 million. Western has no obligation to utilize the underlying storage capacity, and will incur no fines or penalties for any failure to utilize such capacity, but is obligated to pay at least the minimum monthly payment regardless of the amount of capacity actually utilized;

•

Shipments into and out of Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of refined products equal to an aggregate average of approximately 284,990 bpd at our crude oil and refined products terminals located at Western’s El Paso and Gallup Refineries and in Bloomfield and Albuquerque, New Mexico. The throughput fees charged will vary based on the mode of ingress or egress into or out of our terminals or facilities, such as pipeline, rail and truck, which we refer to as a “shipment method.” Western has agreed to separate minimum volume commitments for each shipment method. The weighted average of the committed throughput fees is $0.14 per barrel, resulting in initial minimum monthly payments for throughput fees of approximately $1.2 million. For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method; and

•

Additive and Blending Services Fees—We will also charge Western separate fees for providing ancillary services such as ethanol blending and additive injection. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no direct economic exposure to fluctuations in additive costs. Western has agreed to incur additive and injection services resulting in a minimum monthly fee for such services of $0.5 million, exclusive of its obligation to reimburse 100% of additive costs.

At our asphalt plant and terminal in El Paso and our three stand-alone asphalt terminals, we will charge Western fees for the following services:

•

Shipments into and out of Asphalt Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of asphalt equal to an aggregate average of approximately 15,890 bpd at our asphalt terminals located in El Paso, Texas, Albuquerque, New Mexico and Phoenix and Tucson, Arizona. The throughput fees charged will vary based on the mode of ingress or egress into our terminals (pipeline, rail and truck), with Western agreeing to throughput separate minimum volume commitments for each shipment method. The resulting initial minimum monthly payment for throughput fees is approximately $0.5 million. For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method;

•

Asphalt Storage Fees—Western has agreed to reserve, on a firm basis, approximately 473,000 barrels of storage capacity, 100% of current active capacity, located at our asphalt terminals, at a weighted average monthly fee of approximately $0.77 per barrel, for an initial minimum monthly payment of $0.4 million. Western has no obligation to utilize the underlying storage capacity, and will incur no fines or penalties for any failure to utilize such capacity, but is obligated to pay at least the minimum monthly payment regardless of the amount of capacity actually utilized; and

•

Asphalt Processing and Blending Fees—We will charge Western per barrel fees for providing services such as air-blowing, oxidation and blending at our El Paso asphalt plant and terminal. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no direct economic exposure to fluctuations in additive costs. Western has agreed to incur asphalt processing and blending services resulting in a minimum monthly fee for such services of $0.4 million, exclusive of its obligation to reimburse 100% of additive costs. For any asphalt processing or blending services in excess of the minimum commitments, we will charge Western the same per barrel rate applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the terminalling, transportation, and storage services agreement for committed throughput, firm storage capacity reservation, additive and blending services and asphalt processing and blending services, together with forecasted reimbursements for additive costs, is approximately $6.9 million per month.

Both of our commercial agreements with Western include a 10-year term and may be renewed for two five-year periods upon mutual agreement of us and Western. These commercial agreements include provisions that permit Western to suspend, reduce, or terminate its obligations under the applicable agreement if certain events occur. These events include Western deciding to permanently or indefinitely suspend refining operations at a refinery that our assets are integrated into or associated with for at least 12 consecutive months and certain force majeure events that would prevent us or Western from performing required services under the applicable agreement.

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: volumes (including pipeline throughput and terminal volumes); operating and maintenance expenses; EBITDA; and distributable cash flow.

Volumes. The amount of revenue we generate depends on the volumes of crude oil and refined and other products that we handle with our pipeline and gathering operations and our terminalling, transportation and storage assets. These volumes are primarily affected by the supply of and demand for crude oil, refined products and asphalt in the markets served directly or indirectly by our assets. Although Western has committed to minimum volumes under the commercial agreements described above, we expect that Western will ship volumes in excess of its minimum volume commitment on our pipeline and gathering systems, and will terminal volumes in excess of its minimum volume commitments at our terminals. Our results of operations will be impacted by whether or not Western ships and terminals such incremental volumes and by the amount of volumes we handle for third parties.

Operating and Maintenance Expenses. Our management seeks to maximize the profitability of our operations by effectively managing operating and maintenance expenses. These expenses primarily consist of labor expenses, lease costs, utility costs, insurance premiums, repairs and maintenance expenses and related property taxes. These expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenditures on our pipelines and terminals by scheduling maintenance over time to avoid significant variability and minimize impact on our cash flow.

EBITDA and Distributable Cash Flow. We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as EBITDA less net cash interest paid, income taxes paid, and maintenance capital expenditures. EBITDA and distributable cash flow are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financial methods, historical cost basis, or capital structure;

•	the ability of our assets to generate sufficient cash to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA is net income. EBITDA should not be considered as an alternative to net income or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income, and these measures may vary from those of other companies. As a result, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. For a reconciliation of EBITDA to our most directly comparable GAAP financial measure, please read “—Non-GAAP Financial Measures.”

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to the Predecessor’s historical results of operations for the reasons described below:

Revenues. There are differences in the way the Predecessor recorded revenues and the way we will record revenues. Our assets have historically been a part of the integrated operations of Western, and the Predecessor generally recognized only the costs and did not record revenue associated with the transportation, terminalling, or storage services provided to Western on an intercompany basis. Accordingly, the revenues in the Predecessor’s historical combined financial statements relate only to amounts received from third parties for these services and minimum amounts required to be recorded for Western for local tax purposes. Following the closing of this offering, our revenues will be generated by existing third-party contracts and from the commercial agreements that we will enter into with Western at the closing of this offering. Under these commercial agreements, Western will pay us fees for gathering, transporting, and storing crude oil and storing and terminalling refined and other products. These contracts contain minimum volume commitments and fees that are indexed for inflation in accordance with either the FERC’s indexing methodology or the PPI. In addition, we expect to generate revenue from volumes in excess of committed amounts under each of our commercial agreements with Western.

General and Administrative Expenses. The Predecessor’s general and administrative expenses included direct and indirect charges for the management and operation of our logistics assets and certain expenses allocated by Western for general corporate services, such as treasury, accounting and legal services. These expenses were charged or allocated to the Predecessor based on the nature of the expenses and the Predecessor’s proportionate share of employee time and headcount. Following the closing of this offering, under our omnibus and services agreements, Western will continue to charge us a combination of direct and allocated charges for administrative and operational services that are projected to be comparable in the near term to those charged to the Predecessor for 2012 and 2011. For more information about these charges and the services covered by these agreements, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.” We also expect to incur an additional $3.5 million of estimated incremental annual general and administrative expenses as a result of being a separate publicly traded partnership.

Financing. There are differences in the way we will finance our operations as compared to the way the Predecessor financed its operations. Historically, the Predecessor’s operations were financed as part of Western’s integrated operations and the Predecessor did not record any separate costs associated with financing its operations. Additionally, the Predecessor largely relied on internally generated cash flows and capital contributions from Western to satisfy its capital expenditure requirements. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $0.2875 per unit per quarter ($1.15 per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute most of the cash generated by our operations to our unitholders and Western. As a result, we expect to fund future growth capital expenditures primarily from a combination of cash-on-hand, borrowings under our revolving credit facility and the issuance of additional equity or debt securities.

Delaware Basin System. The Delaware Basin system includes approximately 38 miles of 10-inch and 12-inch mainlines located in southeast New Mexico and West Texas and handles crude oil produced in the Delaware Basin area of the Permian Basin. The Main 12-inch pipeline and the East 10-inch pipeline were placed into service in July 2013. The West 10-inch pipeline was placed into service in August 2013. The Delaware Basin system is designed to handle up to 138,000 bpd, comprised of a mainline capacity of 100,000 bpd and truck unloading capacity of 38,000 bpd.

Assets Retained by Western. The Predecessor’s historical results of operations include revenues, expenses and other items related to certain assets that will be retained by Western and not contributed to us in connection with this offering. These assets include Western’s Jal NGL Terminal and certain inactive portions of the TexNew Mex 16” Pipeline.

Other Factors That Will Significantly Affect Our Results

Supply and Demand for Crude Oil and Refined Products. We generate substantially all of our revenues under fee-based agreements with Western. These contracts should generate stable and predictable cash flows, and limit our direct exposure to commodity price fluctuations to the loss allowance provisions in such commercial agreements. Pursuant to our contracts with Western, we generally do not have exposure to variability in the prices of the hydrocarbons and other products we handle, although these risks indirectly influence our activities and results of operations over the long term. Our terminal throughput volumes depend primarily on the volume of refined and other products produced at Western’s refineries, which, in turn, is ultimately dependent on Western’s refining margins.

Refining margins depend on both the price of crude oil or other feedstock and the price of refined products. Factors driving the prices of petroleum based commodities include supply and demand in crude oil, gasoline, and other refined products. Supply and demand for these products depend on changes in domestic and foreign economies; weather conditions; domestic and foreign political affairs; production levels; logistics constraints; availability of imports; marketing of competitive fuels; crude oil price differentials; and government regulation. Please read “Risk Factors—Risks Related to Our Business—A material decrease in the refining margins at Western’s refineries could materially reduce the volumes of crude oil or refined and other products that we handle, which could adversely affect our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.”

Acquisition Opportunities. We may acquire additional logistics assets from Western or third parties. Under our omnibus agreement, subject to certain exceptions, we have rights of first offer on certain logistics assets retained by Western to the extent Western decides to sell, transfer, or otherwise dispose of any of those assets. We also have rights of first offer to acquire additional logistics assets in the Permian Basin or the Four Corners area that Western may construct or acquire in the future. In addition, we plan to pursue strategic asset acquisitions from third parties to the extent such acquisitions complement our or Western’s existing asset base or provide attractive potential returns in new areas within our geographic footprint. We believe that we will be well-positioned to acquire logistics assets from Western and third parties should such opportunities arise, and identifying and executing acquisitions will be a key part of our strategy. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our cash available for distribution. These acquisitions could also affect the comparability of our results from period to period. In addition, for purposes of our forecast included elsewhere in this prospectus, we have not budgeted for any expansion capital expenditures for the twelve months ending September 30, 2014 and expect to fund future growth capital expenditures primarily from a combination of cash-on-hand, borrowings under our revolving credit facility and the issuance of additional equity or debt securities. To the extent we issue additional units to fund future acquisitions or expansion capital expenditures, the payments of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level.

Results of Operations

Overview

The following tables and discussion are a summary of our combined results of operations for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

	Six Months Ended June 30,
	2013	2012	Change
	(in thousands)
Revenues:
Affiliate	$1,919	$1,714	$205
Third-party	519	381	138

Total revenues	2,438	2,095	343

Operating costs and expenses:
Operating and maintenance expenses	34,072	26,606	7,466
General and administrative expenses	2,190	2,035	155
Loss (gain) on disposal of assets	—	335	(335)
Depreciation and amortization expense	5,816	5,833	(17)

Total operating costs and expenses	42,078	34,809	7,269

Operating loss	(39,640)	(32,714)	(6,926)
Other income (expense):
Interest expense and other financing costs	—	—	—
Other, net	6	4	2

Net loss	$(39,634)	$(32,710)	$(6,924)

EBITDA (1)	$(33,818)	$(26,877)	$(6,941)

(1)	For a definition of EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

	Six Months Ended June 30,
	2013	2012	Change
Key Operating Statistics
Pipeline and gathering (bpd):
Mainline movements:
Four Corners system	37,411	35,840	1,571
Gathering (truck offloading):
Permian/Delaware Basin system	4,569	1,578	2,991
Four Corners system	7,211	6,554	657

Terminalling, transportation, and storage (bpd):
Shipments into and out of storage (includes asphalt)	338,155	353,304	(15,149)

Overview. The increase in net loss from 2012 to 2013 was primarily due to higher operating and maintenance expenses in 2013.

Revenues. We generate revenue primarily by charging fees and tariffs for transporting crude oil, and refined and other products, through our terminals and pipelines. Our increased revenues were due largely to increased tariff revenues from higher pipeline volume shipments in 2013 and additional tank service fees.

Operating and Maintenance Expenses. The increase in operating and maintenance expenses resulted from increases in maintenance expenses ($4.6 million) in 2013 versus 2012, employee expenses ($1.1 million) related to increases in our employee headcount (11 employees) and increased incentive compensation costs and wage rates over 2012, outside support services ($1.0 million) primarily for integrity testing of the storage facilities at the Jal NGL Terminal and pipeline corrosion testing and engineering costs that were specific to 2013, and increased energy and chemical costs ($0.8 million).

Our maintenance costs are generally cyclical in nature. Our terminal facilities are subject to recurring maintenance for normal wear and related maintenance costs are generally consistent from period to period. Our routine service cycle for tank inspections and maintenance at our storage facilities is generally every 10 years other than for our facility located at the Jal NGL Terminal, which is every five years. Our pipelines are also subject to routine periodic inspections. When a change in service of a storage tank occurs, maintenance costs will generally be greater due to increased costs of tank cleaning and hazardous material disposal. The cost of our maintenance is dependent upon the level of repairs deemed necessary as a result of the inspection of the specific asset.

The increase in maintenance costs in 2013 is in part due to changes in service of certain storage tanks ($2.3 million) and these costs are not considered recurring. The remaining increase in maintenance expenses over 2012 are primarily the result of the timing of the performance of the maintenance in 2013 versus 2012. The timing of our maintenance procedures is somewhat dependent upon available resources or in connection with other concurrent work at the facility. In total, we expect our annual maintenance expense for 2013 to be consistent with our annual expense in 2012. Maintenance expense for the six months ended June 30, 2013 was $18.4 million compared to $13.5 million for the same period in 2012. Full year 2012 maintenance expense was $30.1 million and we anticipate a similar level of maintenance expense for 2013.

General and Administrative Expenses. The increase in general and administrative expenses resulted from higher back office expense principally due to filling of positions during the later part of 2012 that were vacated in early 2012 when administrative functions were consolidated to a single location. This increase was partially offset by reduced facility costs from maintaining a single location in 2013 versus two locations in 2012.

Loss (Gain) on Disposal of Assets. The loss on disposal of assets during 2012 resulted from the sale of minor pipeline assets.

Depreciation and Amortization. Depreciation remained relatively unchanged.

Operating Loss. The increase was primarily the result of higher operating and maintenance expenses and general and administrative expenses, offset by increased revenues.

Other, Net. Miscellaneous income and expense remained relatively unchanged.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

	Year Ended December 31,
	2012	2011	Change
	(in thousands)
Revenues:
Affiliate	$3,167	$2,439	$728
Third-party	678	992	(314)

Total revenues	3,845	3,431	414

Operating costs and expenses:
Operating and maintenance expenses	58,667	53,766	4,901
General and administrative expenses	4,227	4,045	182
Loss (gain) on disposal of assets	335	(26,687)	27,022
Depreciation and amortization expense	11,620	12,694	(1,074)

Total operating costs and expenses	74,849	43,818	31,031

Operating loss	(71,004)	(40,387)	(30,617)
Other income (expense):
Interest expense and other financing costs	—	—	—
Other, net	12	14	(2)

Net loss	$(70,992)	$(40,373)	$(30,619)

EBITDA (1)	$(59,372)	$(27,679)	$(31,693)

(1)	For a definition of EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

	Year Ended December 31,
	2012	2011	Change
Key Operating Statistics
Pipeline and gathering (bpd):
Mainline movements:
Four Corners system	33,629	31,355	2,274
Gathering (truck offloading):
Permian/Delaware Basin system	1,838	1,632	206
Four Corners system	6,105	5,973	132
Terminalling, transportation, and storage (bpd):
Shipments into and out of storage (includes asphalt)	354,886	346,275	8,611

Overview. The increase in net loss from 2011 to 2012 was primarily due to a gain in 2011 for the disposal of a segment of our pipeline system of $26.7 million. This gain had a positive impact on 2011 results and there was no comparable gain in 2012.

Revenues. Our increased revenues from 2011 to 2012 were due largely to an increase in affiliate pipeline shipments in 2012 versus 2011 that resulted in greater tariff revenue in 2012.

Operating and Maintenance Expenses. The increase in operating and maintenance expenses from 2011 to 2012 was due to increases in employee expenses ($4.2 million) resulting from higher wage rates and incentive compensation costs in 2012 versus 2011 and increased maintenance expenses ($1.0 million) from cyclical maintenance requirements for our Albuquerque and El Paso terminal facilities.

General and Administrative Expenses. The increase in general and administrative expenses from 2011 to 2012 resulted from increased costs in filling vacant positions in 2012 from the consolidation of our administrative functions to a single location in 2012.

Loss (Gain) on Disposal of Assets. The gain in 2011 resulted from the sale of a segment of our pipeline system. The loss on disposal of assets during 2012 resulted from the sale of certain pipeline assets.

Depreciation and Amortization. The decrease from 2011 to 2012 was primarily due to the disposal of a segment of our pipeline system in December 2011.

Operating Loss. The decrease from 2011 to 2012 was primarily the result of gain on the disposal of assets in 2011 and increased operating and maintenance expense.

Other, Net. Miscellaneous income and expense remained relatively unchanged.

Capital Resources and Liquidity

Historically, our sources of liquidity included cash generated from operations and funding from Western. Our cash receipts were deposited in Western’s bank accounts and all cash disbursements were made from these accounts. Thus, historically our financial statements have reflected no cash balances. Following this offering, we will have separate bank accounts, but Western will provide treasury services on our general partner’s behalf under our omnibus agreement. Western will retain the working capital of the Predecessor, as these balances represent assets and liabilities related to the Predecessor’s assets prior to the closing of the offering.

In addition to the retention of $75 million of the net proceeds from this offering for general partnership purposes, we expect our ongoing sources of liquidity to include cash generated from operations, borrowings under our new revolving credit facility, and the issuance of additional equity or debt securities, subject to market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs.

We intend to pay a minimum quarterly distribution of $0.2875 per unit per quarter, which equates to $13.1 million per quarter, or $52.5 million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Revolving Credit Facility

Upon the closing of this offering, we will enter into a $300.0 million senior secured revolving credit agreement with Wells Fargo Bank, National Association, as administrative agent, and a syndicate of lenders. The revolving credit facility will be available to fund working capital, acquisitions, distributions and capital expenditures and for other general partnership purposes. We also have the ability to increase the maximum amount of the revolving credit facility in an aggregate amount of up to $200.0 million, for a total facility size of up to $500.0 million, subject to receiving increased commitments from lenders or other financial institutions and satisfaction of certain conditions. The revolving credit facility will include a $25.0 million sublimit for standby letters of credit and a $10.0 million sublimit for swing line loans. Obligations under the credit agreement and certain cash management and hedging obligations will be guaranteed by all of our subsidiaries as of the closing of this offering and, with certain exceptions, any subsidiaries formed or acquired after the closing of this offering, and will be secured by a first priority lien on substantially all of our material assets. The revolving credit facility will mature on the fifth anniversary of the closing date for the revolving credit facility. Borrowings under the revolving credit facility will bear interest at either a base rate plus an applicable margin ranging from 0.75% to 1.75%, or at LIBOR plus an applicable margin ranging from 1.75% to 2.75%. The applicable margin will vary based upon our Consolidated Total Leverage Ratio, as defined in the credit agreement.

The revolving credit agreement will contain affirmative and negative covenants customary for revolving credit facilities of this nature that, among other things, limit or restrict our ability to incur or guarantee debt, grant liens on our assets, make investments, make cash distributions, redeem or repurchase units, amend material contracts, engage in business activities (other than our business as described herein), engage in mergers, consolidations and other organizational changes, sell, transfer or otherwise dispose of assets or enter into burdensome agreements or enter into transactions with affiliates on terms that are not arm’s length.

Additionally, we will be required to maintain the following financial ratios, each tested on a quarterly basis for the immediately preceding four quarter period then ended: (a) consolidated EBITDA (as defined in the credit agreement) to cash interest expense of at least 2.50 to 1.00, (b) funded debt (net of up to $20 million of unrestricted cash) to consolidated EBITDA of not greater than 4.00 to 1.00 (or 4.50 to 1.00 at any time after we have issued at least $100 million of unsecured notes) and (c) after we have issued at least $100 million of unsecured notes, funded debt secured by liens (net of up to $20 million of unrestricted cash) to consolidated EBITDA of not greater than 3.50 to 1.00.

The revolving credit agreement will contain events of default customary for revolving credit facilities of this nature, including, but not limited to (and subject to grace periods in certain circumstances), the failure to pay any principal, interest or fees when due, failure to perform or observe any covenant contained in the credit agreement or related documentation, any representation or warranty made in the credit agreement or related documentation being untrue in any material respect when made, default under certain material debt agreements, commencement of bankruptcy or other insolvency proceedings, certain changes in our ownership or the ownership or board composition of our general partner and material judgments or orders. Upon the occurrence and during the continuation of an event of default under the credit agreement, the lenders may, among other things, terminate their commitments, declare any outstanding loans to be immediately due and payable and/or exercise remedies against us and the collateral as may be available to the lenders under the credit agreement and related documentation or applicable law.

The credit agreement is subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation.

Cash Flows

The following tables set forth our cash flows for the periods indicated:

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

	Six Months Ended June 30,
	2013	2012	Change
	(in thousands)
Net cash used in operating activities	$(36,083)	$(26,974)	$(9,109)
Net cash used in investing activities	(36,069)	(6,258)	(29,811)
Net cash provided by financing activities	72,152	33,232	38,920

Net change in cash and cash equivalents	$—	$—	$—

The decrease in net cash from operating activities was primarily the result of the following net changes between years:

•	Net income ($6.9 million decrease); and

•	Accounts payable and accrued liabilities ($1.9 million decrease);

•	Gain (loss) on disposal of assets ($0.3 million decrease); and

•	Prepaid expenses ($0.2 million increase).

The changes in components making up net loss, depreciation and amortization, and loss on disposal of assets occurred for reasons discussed above. The change in accounts payable and accrued liabilities was primarily due to an increase in payables associated with the Mason Station pipeline project, accrued property taxes, and accrued payroll.

Cash flows used in operating activities for the six months ended June 30, 2013 combined with capital received from the parent of $72.2 million were primarily used to fund capital expenditures of $36.1 million and operating costs.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

	Year Ended December 31,
	2012	2011	Change
	(in thousands)
Net cash used in operating activities	$(57,331)	$(53,603)	$(3,728)
Net cash provided by (used in) investing activities	(25,500)	36,069	(61,569)
Net cash provided by financing activities	82,831	17,534	65,297

Net change in cash and cash equivalents	$—	$—	$—

The decrease in net cash from operating activities was primarily the result of the following net changes between years:

•	Net income ($30.6 million decrease); and

•	Gain (loss) on disposal of assets ($27.0 million decrease); and

•	Accounts payable and accrued liabilities ($1.5 million increase).

The changes in components making up net loss and loss on disposal of assets occurred for reasons discussed above. The change in accounts payable and accrued liabilities was a matter of an increase in payables associated with the Mason Station pipeline project.

Cash flows used in operating activities for the year ended December 31, 2012 combined with capital received from the parent of $82.8 million were primarily used to fund capital expenditures of $26.8 million and operating costs.

Capital Expenditures

Our operations are capital intensive, requiring investments to expand, upgrade, or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted of and are expected to continue to consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures include expenditures required to maintain equipment reliability, tankage, and pipeline integrity and safety, and to address environmental regulations. Expansion capital expenditures include expenditures to acquire assets and expand existing facilities that increase throughput capacity on our pipelines and in our terminals or increase storage capacity at our storage facilities. For the years ended December 31, 2012 and 2011, the Predecessor incurred a total of $5.9 million and $3.3 million, respectively, in maintenance capital expenditures and expended $20.8 million and $0.7 million, respectively, for expansion capital expenditures, including $18.7 million for the Delaware Basin system. The Predecessor’s capital funding requirements were funded by capital contributions from Western.

We have budgeted maintenance capital expenditures of approximately $6.6 million and no expansion capital expenditures for the twelve months ending September 30, 2014.

Following this offering, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund any significant future expansion capital expenditures.

Contractual Obligations

Information regarding our contractual obligations of the types described below as of December 31, 2012 is set forth in the following table:

	Payments Due by Period
	Totals	2013	2014 and 2015	2016 and 2017	2018 and Beyond
	(In thousands)
Operating lease obligations	$126	$48	$26	$10	$42
Other obligations (1)	482	482	—	—	—

Total obligations	$608	$530	$26	$10	$42

(1)	Relates to a utility and power service agreement.

Off Balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Regulatory Matters

Our interstate common carrier crude oil pipeline operations are subject to rate regulation by the FERC under the ICA and the EPAct 1992. Our pipelines, gathering systems and terminal operations are also subject to safety regulations adopted by the U.S. DOT. For more information on federal and state regulations affecting our business, please read “Business—Rate and Other Regulation.”

Environmental and Other Matters

Environmental Regulation. Our operations are subject to extensive and frequently changing federal, state, and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to develop, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to changes, or to changes in the interpretation of such laws and regulations, by regulatory authorities, and continued and future compliance with such laws and regulations may require us to incur significant expenditures. Additionally, violation of environmental laws, regulations, and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the development of additional facilities or equipment. Additionally, a release of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims by third parties for personal injury or property damage, or by the U.S. federal government or state governments for natural resources damages. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations, and liquidity. We cannot currently determine the amounts of such future impacts. For a description of indemnification obligations under our omnibus agreement, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Environmental Liabilities. Western has been party to various litigation and contingent loss matters, including environmental matters, arising in the ordinary course of business. The outcome of these matters cannot always be accurately predicted. Historically, such costs incurred by the Predecessor have been immaterial. As of December 31, 2012 and 2011, no environmental remediation liability accruals were required in the Predecessor financial statements. As part of the omnibus agreement, Western will indemnify us for certain environmental cleanup expenses. For a further description of the indemnification, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our audited financial statements included elsewhere in this prospectus. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our financial condition and results of operations.

Long-Lived Assets. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the various classes of depreciable assets. When assets are placed in service, we make estimates of what we believe are their reasonable useful lives. We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on our judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost of dispositions.

Environmental and Other Loss Contingencies. We record liabilities for loss contingencies, including environmental remediation costs, when such losses are probable and can be reasonably estimated. Environmental costs are expensed if they relate to an existing condition caused by past operations with no future economic benefit. Estimates of projected environmental costs are made based upon internal and third-party assessments of contamination, available remediation technology and environmental regulations. Loss contingency accruals, including those for environmental remediation, are subject to revision as further information develops or circumstances change and such accruals can take into account the legal liability of other parties.

Qualitative and Quantitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We do not own the refined product or crude oil that is shipped through our pipelines, distributed through our terminals, or held in our storage facilities, so we have minimal direct exposure to risks associated with fluctuating commodity prices. Our commercial agreements with Western are indexed to inflation and contain provisions requiring Western to reimburse us for the actual costs of any additives we provide them in connection with our additive injection and blending and asphalt blending and processing services that are designed to substantially mitigate our exposure to increases in additive prices and the cost of other supplies used in our business. We do not intend to hedge our exposure to commodity risk related to imbalance gains and losses or other supply costs.

Debt that we incur under our revolving credit facility will bear interest at a variable rate and will expose us to interest rate risk. Unless interest rates increase significantly in the future, our exposure to interest rate risk should be minimal. We may use certain derivative instruments to hedge our exposure to variable interest rates. We do not currently have any hedges or forward contracts in place.

Seasonality

The crude oil, refined product and asphalt throughput in our pipelines and terminals is directly affected by the level of supply and demand for crude oil, refined products and asphalt in the markets served directly or indirectly by our assets. However, many effects of seasonality on our revenues will be substantially mitigated through our fee-based commercial agreements with Western that include minimum monthly volume commitments.

BUSINESS

Overview

We are a fee-based, growth oriented Delaware limited partnership recently formed by Western to own, operate, develop, and acquire terminals, storage tanks, pipelines, and other logistics assets. Our initial assets consist of pipeline and gathering assets and terminalling, transportation, and storage assets in the Southwestern portion of the U.S., including approximately 300 miles of pipelines and approximately 7.9 million barrels of active storage capacity, as well as other assets. Most of our assets are integral to the operations of Western’s El Paso and Gallup Refineries.

We generate revenue primarily by charging fees and tariffs for transporting crude oil and refined and other products through our terminals and pipelines and for providing storage at our storage tanks and terminals. We do not take ownership of the hydrocarbons or products (other than certain additives) that we handle or engage in the trading of any commodities. Accordingly, we generally do not have direct exposure to fluctuations in commodity prices. Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western, supported by minimum volume commitments and inflation adjustments. We believe these contracts will generate stable and predictable cash flows.

Our Relationship with Western

Our relationship with Western is one of our principal strengths. Western’s primary operating areas that we support encompass West Texas, Arizona, New Mexico, Utah, and Colorado. In addition to its refineries, Western also operates retail convenience stores in Arizona, Colorado, New Mexico, and Texas; a fleet of crude oil and refined product truck transports; and a wholesale petroleum products distributor that operates in Arizona, California, Colorado, Georgia, Nevada, New Mexico, Texas, Maryland, and Virginia. For the year ended December 31, 2012, Western reported net sales, operating income and net income of $9.5 billion, $711.9 million and $398.9 million, respectively. For the six months ended June 30, 2013, Western reported net sales, operating income and net income of $4.6 billion, $445.7 million and $233.0 million. As of June 30, 2013, Western reported total assets of $2.5 billion and total debt of $550.8 million.

We intend to expand our business primarily by increasing utilization of our existing systems, acquiring additional logistics assets from Western and third parties and executing organic growth projects. The Permian Basin in general, and the Delaware Basin in particular, are experiencing significant crude oil production growth as a result of improved drilling and completion techniques. This production growth provides the El Paso Refinery with a local supply of high quality, cost-advantaged crude oil. Western has stated that it intends to increase its access to this production and grow its logistics business generally, and has formed us to be the primary growth vehicle for this business. Western will grant us a right of first offer on certain logistics assets that it will retain following the completion of this offering, as well as on additional assets that Western may acquire or construct in the Permian Basin or the Four Corners area in the future. We do not have a current agreement or understanding with Western to purchase any assets covered by our rights of first offer.

Following the completion of this offering, Western will continue to own and operate its refining and other assets and will retain a significant interest in us through its ownership of a 69.9% limited partner interest, as well as ownership of our general partner and, indirectly, all of our incentive distribution rights. Given Western’s significant ownership in us following this offering, as well as its stated strategies of growing its logistics business and increasing its access to crude oil produced in our existing areas of operations, we believe Western will be incentivized to contribute additional assets to us over time and to facilitate organic growth opportunities and accretive acquisitions from third parties. However, Western is under no obligation to contribute or sell any assets to us or accept any offer for its assets that we may choose to make.

In addition to the commercial agreements we will enter into with Western upon the closing of this offering, we will also enter into an omnibus agreement and a services agreement with Western.

Business Objectives and Strategies

Our primary business objectives are to maintain stable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•

Generate Stable, Fee-Based Revenues. We are focused on generating stable and predictable cash flows by providing fee-based logistics services. Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western, supported by minimum volume commitments and inflation adjustments. As we grow our business, we will seek to enter into similar contracts with third parties that generate stable and predictable cash flows, as well as increase volumes under our existing contracts with Western. Pursuant to our contracts with Western, we generally do not have exposure to variability in the prices of the hydrocarbons and other products we handle.

•

Increase Utilization and Pursue Attractive Organic Growth Opportunities. We expect to realize increased throughput on our existing systems due to projected crude oil production growth in the Delaware Basin and Four Corners area and the continued ramp-up of our new gathering system in the Delaware Basin. We also intend to evaluate organic growth opportunities to increase utilization of our existing assets by, for example, adding gathering lines to connect new production to our mainline gathering lines. Additionally, we intend to take other steps to accommodate growth in Western’s business as well as increased third-party activity in our existing areas of operations.

•

Grow Through Strategic Acquisitions. We plan to pursue accretive acquisitions of complementary assets from Western as well as third parties. In order to provide us with initial acquisition opportunities, Western will grant us a right of first offer to acquire certain logistics assets that it will retain following this offering, as well as additional assets that it may acquire or construct in the Permian Basin or the Four Corners area in the future. We believe we complement Western’s acquisition strategy by providing a specialized vehicle for owning, operating and acquiring logistics assets. This allows us to either bid jointly with Western for assets with associated logistics or subsequently purchase logistics assets from Western pursuant to our right of first offer in the omnibus agreement.

•

Maintain Safe, Reliable, and Efficient Operations. We are committed to maintaining and improving the safety, reliability, environmental compliance, and efficiency of our operations. We believe these objectives are integral to maintaining stable cash flows and are critical to the success of our business.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•

Well-Positioned Assets in High-Growth Regions. Most of our assets are located in or near the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area in the San Juan and Paradox Basins in northwestern New Mexico. These shale-focused, crude oil producing basins are experiencing significant growth in production. According to BENTEK, Delaware Basin crude oil production was 450,000 bpd as of June 2013. BENTEK predicts that Delaware Basin crude oil production will increase by approximately 120,000 bpd over the next five years based on current drilling, and could increase by as much as an additional 300,000 bpd, for a total of 870,000 bpd, over this same period assuming increases in horizontal rig count, well count, and IP rates. Western’s Gallup Refinery is currently sourcing approximately 25,000 bpd of crude oil primarily from the San Juan and Paradox Basins. Drilling activity in the area is increasing, and BENTEK predicts total production in the San Juan Basin alone could grow from approximately 7,700 bpd currently to between 20,000 bpd and 52,000 bpd over the next five years. This range is based on certain assumptions by BENTEK related to horizontal rig count, well count, and IP rates. We believe crude oil production growth in these basins should increase utilization of our pipeline and gathering assets and create organic growth opportunities.

•

Relationship with Western. One of our principal strengths is our relationship with Western. We believe that Western will be incentivized to grow our business as a result of its significant economic interest in us, as well as its stated strategies of growing its logistics business and increasing its access to crude oil produced in its existing areas of operations. In particular, we expect to benefit from the following aspects of our relationship with Western:

•

Acquisition Opportunities. Western will grant us a right of first offer to acquire certain logistics assets that it will retain following this offering, as well as additional assets that it may acquire or construct in its existing areas of operation in the future;

•

Strength and Stability of Western’s Refining Business. Western’s El Paso and Gallup Refineries have a combined crude oil throughput capacity of 153,000 bpd. Western’s refining margins are supported throughout the refining cycle by a combination of abundant and lower cost feedstocks and strong values for its refined products. Through access to multiple strategic product pipelines afforded by our assets, Western sells products into several areas in the southwestern United States where refined product margins have historically been higher than Gulf Coast benchmarks. In addition, Western’s integrated distribution network of wholesale and retail assets provides a ratable output for products produced at its refineries;

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Integration of Assets with Western’s Refineries. Most of our assets are integral to the operations of Western’s refineries. The refineries are strategically located in West Texas and New Mexico, which gives Western access to high quality, advantageously priced crude oils. Our assets provide the refineries with their primary access to this supply of crude oil, and many of our assets are located adjacent to these refineries; and

•

Access to Operational and Industry Expertise. We expect to benefit from Western’s extensive operational, commercial, and technical expertise, as well as its industry relationships, as we seek to optimize and expand our existing asset base.

•

Long-Term, Fee-Based Contracts. Initially, we will generate substantially all of our revenue under two 10-year, fee-based contracts with Western that will include minimum volume commitments and inflation adjustments. We believe these contracts will generate stable, predictable cash flows and mitigate substantially all of our direct exposure to commodity price fluctuations. For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under these agreements are expected to total $118.3 million, or approximately 90% of our forecasted revenues of $130.8 million for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

•

Experienced Management Team. Our management team is experienced in the operation of logistics assets and the execution of expansion and acquisition strategies. Our management team includes some of the most senior officers of Western, who average more than 20 years of experience in the energy industry.

•	Financial Flexibility. In connection with this offering, we expect to enter into a new $300 million revolving credit facility and will have no initial indebtedness at the closing of this offering. In addition, we expect to retain $75 million as cash-on-hand from the proceeds of this offering. We believe we will have the financial flexibility to execute our growth strategy through cash-on-hand, the available capacity under our revolving credit facility, and our ability to access the debt and equity capital markets.

Growth Opportunities

Industry Overview

Crude oil gathering systems are the networks that transport and control the flow of crude oil from the wellhead to a main storage facility, processing plant or shipping point. Crude oil gathering assets typically consist of a portfolio of smaller diameter pipes that directly connect the crude oil from the wellhead or centralized receipt points to larger diameter pipelines. In addition to pipelines, truck and rail transport are often utilized to support or offer a flexible alternative to pipelines for the transportation of crude oil.

Over the last few years, the U.S. has experienced a significant increase in crude oil production, driven primarily by new technologies including multi-stage fracturing and horizontal drilling. According to BENTEK, U.S. and Canadian crude oil production has grown from approximately 8.7 million bpd in 2011 to approximately 11.0 million bpd as of June 2013. The Permian Basin is among those basins experiencing significant growth.

Over the past five years, the Permian Basin has been one of the fastest-growing crude oil production areas in the United States. The Permian Basin is comprised of three sub-basins: the Midland, Delaware, and Central Basins; and is located in western Texas and southeastern New Mexico. Drilling activity in the Delaware Basin is primarily targeting the Bone Spring formation located in the southwestern most portion of the Permian Basin in Texas and stretching into Lea County and Eddy County in New Mexico. According to BENTEK, current crude oil production in the Delaware Basin totaled 450,000 bpd as of June 2013. BENTEK predicts this production will increase an additional 120,000 bpd over the next five years based on current drilling, and could increase by as much as an additional 300,000 bpd, for a total of 870,000 bpd, over this same period. BENTEK’s projection of Delaware Basin crude oil production increasing to 870,000 bpd by 2018 assumes horizontal rig count increasing to 175, well count increasing to approximately 153 per month, and average IP rates of 150-250 bpd per well. The San Juan Basin is located in northwestern New Mexico. BENTEK predicts total production in this basin could grow from approximately 7,700 bpd currently to between 20,000 bpd and 52,000 bpd over the next five years. BENTEK’s projection of San Juan Basin crude oil production increasing to approximately 20,000 bpd by 2018 assumes the current levels of horizontal rig count (three) and well count (three per month) and increased IP rates from 90 to 300 bpd per well. BENTEK’s projection of production increasing to approximately 52,000 bpd for the same period assumes horizontal rig count increasing to 10 by 2015, well count increasing to approximately 10 per month, and average IP rates of 300 bpd per well.

Our asset portfolio consists of pipeline and gathering assets and terminalling, transportation, and storage assets, which are primarily located in or near the Delaware and San Juan Basins, and provide Western’s El Paso and Gallup Refineries with their primary access to the crude oil production in these areas. The anticipated increase in production in these basins provides us two distinct ways to grow our revenues and cash flow:

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Increasing throughput on our existing systems. Our Delaware Basin system was placed into service in April 2013 and throughput on this system is increasing. In anticipation of increased crude oil production in the region and the addition of new gathering connections, the mainline capacity of the system is designed to handle 100,000 bpd, with an additional approximate 38,000 bpd of truck unloading capacity at our Mason Station crude oil facility. Western’s forecasted throughput for the twelve months ending September 30, 2014 is 27,250 bpd on the mainline and 14,900 bpd at the Mason Station truck rack, representing approximately 27% and 39% of total capacity, respectively. Our Four Corners system also has available throughput capacity to accept increased production in the San Juan and Paradox Basins.

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Organic growth projects to connect additional production to our system. We expect to construct or acquire from Western additional pipelines that connect to our existing gathering systems. These additional pipelines would generate revenue not only through fees charged for volumes transported on such pipelines, but also through increased throughput on our existing pipeline assets to which they connect.

For purposes of our forecast included elsewhere in this prospectus, we have not budgeted for any expansion capital expenditures for the twelve months ending September 30, 2014 and expect to fund growth capital expenditures primarily from a combination of cash-on-hand, borrowings under our revolving credit facility and the issuance of additional equity or debt securities. To the extent we issue additional units to fund future acquisitions or expansion capital expenditures, the payments of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level.

Our Assets and Operations

Our initial assets consist of the following:

•

Pipeline and Gathering Assets. Our pipeline and gathering assets consist of approximately 300 miles of crude oil pipelines and gathering systems and approximately 566,000 barrels of active crude oil capacity storage located primarily in the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area in northwestern New Mexico. These assets serve as a key source of high quality, cost-advantaged crude oil for Western’s El Paso and Gallup Refineries.

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Terminalling, Transportation, and Storage Assets. Our terminalling, transportation, and storage assets consist of terminals and storage assets located on site at each of Western’s El Paso and Gallup Refineries, and standalone refined products terminals located in Bloomfield and Albuquerque, New Mexico. These assets include approximately 6.9 million barrels of active shell storage capacity. These assets primarily receive, store, and distribute crude oil, feedstock, and refined products for Western’s refineries. We also provide fee-based asphalt terminalling and processing services at an asphalt plant and terminal in El Paso and asphalt terminalling services at three stand-alone asphalt terminals located in Albuquerque, New Mexico and Phoenix and Tucson, Arizona, which have a combined storage capacity of approximately 473,000 barrels.

The following map depicts the locations of our initial assets (not to scale):

Pipeline and Gathering

Our pipeline and gathering assets are strategically positioned to support crude oil supply options for Western’s El Paso and Gallup Refineries as well as third parties, and consist of crude oil pipelines and gathering assets located primarily in the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area of northwestern New Mexico. These systems gather and transport crude oil by truck and pipeline from various production locations to Western’s refineries utilizing approximately 300 miles of pipeline; 23 crude oil storage tanks with a total combined active shell storage capacity of approximately 566,000 barrels; eight truck loading and unloading locations; and 14 pump stations.

Our pipeline and gathering assets consist of the following:

•

Permian Basin System. Our Permian Basin system includes our Delaware Basin system and other crude oil gathering assets in West Texas. The following map shows the location of the assets comprising our Permian Basin system (not to scale):

The primary components of our Permian Basin system include:

•

Delaware Basin System. Our Delaware Basin system includes approximately 38 miles of 10-inch and 12-inch mainlines located in southeast New Mexico and West Texas and handles crude oil produced in the Delaware Basin area of the Permian Basin. The Main 12-inch pipeline and the East 10-inch pipeline were placed into service in July 2013. The West 10-inch pipeline was placed into service in August 2013. The Delaware Basin system is designed to handle up to 138,000 bpd, comprised of a mainline capacity of 100,000 bpd and truck unloading capacity of 38,000 bpd, and is operated from a central control station located in Bloomfield, New Mexico. Its primary components include:

•

Main 12-inch Pipeline. This 12-inch crude oil pipeline is approximately 20 miles in length and connects our Mason Station crude oil facility to our T Station crude oil facility. This pipeline was placed into service in July 2013;

•

West 10-inch Pipeline and CR-285 Crude Oil Station. This 10-inch crude oil pipeline is approximately 7 miles in length and has a capacity in excess of 75,000 bpd. It extends westward from our T Station crude oil facility. This West segment of the system includes a two-bay truck loading and unloading location and associated storage permitting truck deliveries of up to 10,800 bpd. This pipeline and crude oil station was placed into service in August 2013;

•

East 10-inch Pipeline and CR-1 Crude Oil Station. This 10-inch crude oil pipeline is approximately 12 miles in length and has a capacity in excess of 75,000 bpd. It extends eastward from our T Station crude oil facility. This East segment of the system includes a two-bay truck loading and unloading location and associated storage permitting truck deliveries of up to 10,800 bpd. This pipeline and crude oil station was placed into service in July 2013;

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T Station Crude Oil Facility. Our T Station crude oil facility operates as a station for aggregating crude oil deliveries from the West 10-inch pipeline and East 10-inch pipeline and contains a staging tank with a combined shell storage capacity of 30,000 barrels. The T Station crude oil facility was placed into service in August 2013; and

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Mason Station Crude Oil Facility. Our Mason Station crude oil facility is located in Reeves County, Texas and receives crude oil produced in southern New Mexico and West Texas. This facility consists of two 80,000 barrel crude oil storage tanks, a seven-bay truck loading and unloading location and nine automatic custody transfer units. This facility has a capacity of up to 38,000 bpd by truck and a capacity of up to 100,000 bpd from our Main 12-inch pipeline. Our Mason Station crude oil facility is connected to Kinder Morgan’s Mason Junction pump station that injects crude oil into the Kinder Morgan Wink pipeline for delivery to Western’s El Paso Refinery. This crude oil facility was placed into service in April 2013.

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Other Permian Basin Crude Gathering Assets. We own other crude gathering assets in West Texas that handle crude oil produced in the Permian Basin with an aggregate capacity of approximately 8,000 bpd. For the year ended December 31, 2012, these assets handled approximately 3,200 bpd. These assets are operated for us by Kinder Morgan Wink Pipeline LLC. These assets include:

•

McCamey Crude Oil Station. Our McCamey crude oil station is located in Upton County, Texas and receives crude oil produced in West Texas. This station consists of a four-bay truck rack and crude receipt tanks. This facility has a capacity of up to 5,700 bpd by truck. Our McCamey crude oil station is connected to Plains All American Pipeline, L.P.’s (“Plains”) McCamey crude oil terminal that either injects crude oil into the Kinder Morgan Wink pipeline for delivery to Western’s El Paso Refinery or into Plains’ McCamey crude oil terminal for delivery to Midland, Texas; and

•

Riverbend 4-inch Gathering Pipeline. Our four-inch crude oil pipeline is approximately 3 miles in length and connects the Riverbend crude oil tanks in Crane County, Texas owned by third parties to the Kinder Morgan Wink pipeline for delivery to Western’s El Paso Refinery via Kinder Morgan’s Cordona Lake gathering system.

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Four Corners System. Our Four Corners system includes approximately 257 miles of gathering and mainlines in northwestern New Mexico that gather and transport crude oil and condensate produced in the San Juan and Paradox Basin areas of New Mexico and Utah (referred to, collectively as, “Four Corners area crude oil”) and deliver it to Western’s Gallup Refinery. This Four Corners area crude oil is received via truck and pipeline at our Bloomfield terminal and at crude oil stations we own located in Bisti, New Mexico; Lybrook, New Mexico; Pettigrew, New Mexico; and Star Lake, New Mexico. This system has a delivery capacity of up to approximately 31,600 bpd to Western’s Gallup Refinery. For the year ended December 31, 2012, the Four Corners system delivered approximately 22,300 bpd to the Gallup Refinery. The following map shows the location of the assets comprising our Four Corners system (not to scale):

The Four Corners system’s primary components include:

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San Juan 6-inch Pipeline. This six-inch crude oil pipeline is approximately 18 miles in length and connects our Bloomfield terminal to our Bisti crude oil station. It handles Four Corners area crude oil;

•

West 6-inch Pipeline. This six-inch crude oil pipeline is approximately 77 miles in length and connects our Bisti crude oil station to Western’s Gallup Refinery. It handles Four Corners area crude oil;

•

TexNew Mex 16” Pipeline Segment. This portion of the 16-inch crude oil pipeline is approximately 43 miles in length and connects our Bisti crude oil station to our Star Lake, New Mexico crude oil station. It handles Four Corners area crude oil;

•

East 6-inch Pipeline. This six-inch crude oil pipeline is approximately 105 miles in length and connects our Pettigrew crude oil station to our Star Lake, New Mexico crude oil station and also Western’s Gallup Refinery. It handles Four Corners area crude oil;

•

Wingate 4-inch NGL Pipeline. This four-inch NGL pipeline is approximately 14 miles in length and connects Phillips 66’s NGL plant located in Gallup, New Mexico to Western’s Gallup Refinery. It transports NGLs as a feedstock for Western’s Gallup Refinery; and

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Other. The Bisti, Star Lake, Lybrook, and Pettigrew Stations combine to have (i) 18 crude oil storage and breakout tanks with a total combined capacity of 356,449 barrels; (ii) four truck receipt locations and (iii) a connection point with the Navajo Nation Oil and Gas Company Running Horse pipeline.

The following tables set forth certain information regarding our initial pipeline and gathering assets:

	Summary of Assets
	Length (miles)	Capacity
Mainline Movements
Delaware Basin (bpd)	39	100,000
Four Corners (bpd) (1)	257	58,800

Gathering (Truck Offloading)
Mason Station (bpd)	—	37,800
CR-285 (bpd) (2)(3)	—	10,800
CR-1 (bpd) (3)	—	10,800
McCamey Station (bpd)	—	5,700
Four Corners (bpd)	—	22,800

Pipeline Tank Storage
Delaware Basin (bbls)	—	210,000
Four Corners (bbls)	—	356,449

Total Pipeline Tank Storage		566,449

(1)	The total capacity to transport crude oil to the Gallup Refinery on the West 6-inch and East 6-inch pipelines is 31,600 bpd.

(2)	Placed into service in August 2013.

(3)	These volumes would ship on the Delaware Basin mainline and are included in the 100,000 bpd capacity.

	Historical Volumes
	Year ended December 31,
	2011	2012
Mainline Movements
Delaware Basin (bpd)	—	—
Other Permian Basin (bpd)	—	—
Four Corners (bpd)	31,355	33,629

Total Mainline Movements	31,355	33,629

Gathering (Truck Offloading)
Mason Station (bpd)	—	137
CR-285 (bpd)	—	—
CR-1 (bpd)	—	—
McCamey Station (bpd)	1,632	1,701
Four Corners (bpd)	5,973	6,105

Total Gathering (Truck Offloading)	7,605	7,943

Pipeline Gathering and Injection System
Delaware Basin (bpd)	—	—
McCamey Station (bpd)	1,647	1,488
Four Corners (bpd)	20,244	20,624

Total Pipeline Gathering and Injection	21,891	22,112

Pipeline Tank Storage (1)
Delaware Basin (bbls)	—	6,667
Four Corners (bbls)	356,449	356,449

Total Pipeline Tank Storage	356,449	363,116

(1)	Represents a weighted-average actual shell storage capacity for the periods indicated.

Terminalling, Transportation, and Storage

Our terminalling, transportation, and storage assets support crude oil supply and refined product distribution for Western’s El Paso and Gallup Refineries as well as third parties, and primarily consist of storage tanks, terminals, transportation and other assets located in El Paso, Texas, Gallup, Bloomfield and Albuquerque, New Mexico and Phoenix and Tucson, Arizona. These assets include crude oil, feedstock, blendstock, refined product and asphalt storage tanks with a total combined shell storage capacity of approximately 7 million barrels; truck loading racks; railcar loading racks; pump stations, and pipeline and related logistics assets to service Western’s operations. The following map shows the locations of our terminalling, transportation, and storage assets (not to scale):

Our terminalling, transportation, and storage assets consist of the following:

•

El Paso Tank Farm. Our El Paso tank farm services Western’s El Paso Refinery by providing storage, transfer and blending services required to support the refinery’s operations. The tank farm consists of 103 tanks, with an aggregate shell storage capacity of approximately 5.1 million barrels on land leased from Western pursuant to a 10-year lease. The storage tanks handle refinery feedstock, jet fuel, gasoline, ultra-low sulfur diesel, blending components, crude oil, asphalt, slop oil, and NGLs. Our El Paso tank farm also includes short pipelines that transfer products to and from the refinery and storage tanks and ultimately to terminals or distribution pipelines. The El Paso tank farm also includes a rail loading facility, located on the Burlington Northern Santa Fe and Union Pacific and has car manifest loading capability. The rail loading facility handles asphalt, NGLs, feedstock, sulfuric acid and fuel oil.

•

El Paso Refined Products Terminal. Our El Paso refined products terminal distributes refined products supplied by Western’s El Paso Refinery via a six-bay truck loading rack. The truck loading rack has a capacity of approximately 45,000 bpd and handles gasoline, diesel and jet fuel, with associated ethanol and biodiesel and additive blending capabilities. The terminal includes 14 storage tanks with a combined shell storage capacity of 69,881 barrels on land leased from Western pursuant to a 10-year lease. The storage tanks handle gasoline, transmix, jet fuel, ultra-low sulfur diesel, bio-diesel, blending components, asphalt and NGLs.

•

Gallup Tank Farm. Our Gallup tank farm services Western’s Gallup Refinery by providing storage and transfer services required to support the refinery’s operations. The tank farm consists of 58 storage tanks with a combined shell storage capacity of 903,692 barrels on land leased from Western pursuant to a 10-year lease. The storage tanks handle ultra-low sulfur diesel, blending components, NGLs and gasoline. Refinery feedstock stored in the tank farm includes crude oil, slop oil, intermediate feedstock and transmix. The Gallup tank farm also includes a rail loading facility, located on the Burlington Northern Santa Fe railroad and has manifest loading and unloading capability. The rail loading facility handles crude oil, intermediate feedstock, NGLs, fuel oil, ethanol and biodiesel.

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Gallup Refined Products Terminal. Our Gallup refined products terminal distributes refined products from Western’s Gallup Refinery via a six-bay truck loading rack. The truck loading rack has a capacity of up to approximately 34,000 bpd of gasoline and ultra-low sulfur diesel, with associated ethanol and biodiesel and blending capabilities. The terminal includes eight storage tanks with a combined active shell storage capacity of 23,368 barrels.

•

Bloomfield Terminal. Our Bloomfield terminal serves both as a crude oil gathering facility and a refined products distribution facility for Western and third-party customers. The Bloomfield terminal includes 23 storage tanks with combined shell storage capacity of 734,544 barrels on land leased from Western pursuant to a long-term lease. The storage tanks handle Four Corners area crude oil, gasoline, ultra-low sulfur diesel and blending components. With respect to its crude oil operations, our Bloomfield terminal received approximately 3,500 bpd of Four Corners area crude oil during the year ended December 31, 2012, gathered via truck across a four-bay truck unloading rack. Gathered crudes are received, dewatered, and stored in preparation for shipment via our San Juan 6-inch pipeline to our crude oil station in Bisti for further transportation to Western’s Gallup Refinery. With respect to its refined product distribution, our Bloomfield terminal distributes refined products for Western and third-party customers over a four-bay truck loading rack that has ethanol and additive blending capabilities. The terminal is supplied by a pipeline from Artesia, New Mexico, owned by Holly Energy Partners LP and also via truck from other locations.

•

Albuquerque Refined Products Terminal. Our Albuquerque refined products terminal distributes approximately 9,000 bpd of gasoline, diesel fuel and ethanol via a two-bay truck loading rack for Western and third-party customers. The truck loading rack has a capacity of up to approximately 19,200 bpd, with associated ethanol and additive blending capabilities. The terminal includes nine storage tanks with a combined shell storage capacity of 185,666 barrels. This terminal receives product from Western’s El Paso Refinery via the Magellan common carrier pipeline, owned by Magellan Pipeline Partners LP (“Magellan”), as well as via truck from Western’s Gallup Refinery, our Bloomfield terminal and other locations. Our Albuquerque refined products terminal is also capable of receiving ethanol via truck and rail. The rail loading facility is located on the Burlington Northern Santa Fe railroad.

•

Asphalt Plant and Terminals. We provide fee-based asphalt terminalling and processing services at our asphalt plant and terminal in El Paso, as well as at three stand-alone asphalt terminals in Albuquerque, New Mexico and Phoenix and Tucson, Arizona. Our El Paso asphalt plant is located adjacent to Western’s El Paso Refinery. The plant has the ability to modify asphalt with polymer and polyphosphoric acid, which allows for flexibility in meeting stringent performance grade asphalt specifications. The asphalt plant processes two different residual streams that originate from Western’s El Paso Refinery. The asphalt plant can process up to approximately 600,000 tons per year (“tpy”) of asphalt and for the year ended December 31, 2012, processed approximately 295,000 tons of asphalt. The related El Paso asphalt terminal distributes asphalt to customers by rail (through its six rail locations) and by truck over a five-bay truck loading rack. Our three other asphalt terminals located in Albuquerque, New Mexico and Phoenix and Tucson, Arizona are throughput terminals for finished asphalt with an aggregate terminalling capacity of up to 820,000 tpy. For the year ended December 31, 2012, these three terminals handled approximately 225,000 tons of asphalt in the aggregate, primarily from the El Paso refinery. The asphalt plant and terminals have a combined shell storage capacity of 473,468 barrels.

The following table sets forth certain information regarding our initial terminalling, transportation, and storage assets:

	Summary of Assets
	Terminalling Capacity (bpd or tpy) (1)	Tank Shell Storage Capacity (bbls)
	(bpd)
Refined Products
El Paso Tank Farm	—	5,119,933
El Paso Refined Products Terminal	45,000	69,881
Gallup Tank Farm	—	903,692

Gallup Refined Products Terminal	34,000	23,368
Bloomfield Terminal	27,400	734,544
Albuquerque Refined Products Terminal	19,200	185,666

Total	125,600	7,037,084	(2)

Asphalt	(tpy) (3)

El Paso Asphalt Plant	600,000	202,043
Albuquerque Asphalt Terminal	120,000	38,941
Tucson Asphalt Terminal	300,000	208,709
Phoenix Asphalt Terminal	400,000	23,775

Total	1,420,000	473,468

(1)	Terminalling capacity represents the amount of truck loading and unloading capacity currently available for use by our customers.

(2)	This total includes the capacity of inactive tanks that are not included in either the minimum volume commitments of Western or the forecast. The total capacity including only active tanks is 6,881,960 barrels.

(3)	There are approximately 5.7 bbls per each ton of asphalt.

	Historical Volumes
	Year Ended December 31,
	2011	2012
	Terminalling Throughput (bpd or tpy)	Terminalling Throughput (bpd or tpy)
	(bpd)	(bpd)
Refined Products
El Paso Refined Products Terminal	19,269	19,047
Gallup Refined Products Terminal	23,102	21,584
Bloomfield Terminal	5,763	6,239
Albuquerque Refined Products Terminal	7,532	5,788

Total	55,666	52,658

	(tpy)	(tpy)
Asphalt Terminalling Services (Shipments)
El Paso Asphalt Plant	287,520	295,045
Albuquerque Asphalt Terminal	56,946	33,108
Tucson Asphalt Terminal	67,847	80,732
Phoenix Asphalt Terminal	96,689	109,886

Total	509,002	518,771

Rights of First Offer

We believe that our relationship with Western should provide us with a number of potential future growth opportunities, including the opportunity to potentially acquire the following assets that Western will grant us a right of first offer to acquire for a period of 10 years after the closing of this offering, should Western decide to sell them:

•

TexNew Mex 16” Pipeline. At the closing of this offering, Western will contribute to us an approximately 43-mile segment of its TexNew Mex 16” Pipeline, and retain the remaining 299-mile segment that is currently not operating but is being evaluated for return to service. The retained segment extends from our crude oil station in Star Lake, New Mexico in the Four Corners area to near Maljamar, New Mexico in the Delaware Basin, and has hydraulic capacity to flow in a northerly or southerly direction. Western also anticipates the potential construction of crude oil gathering and storage tanks along this line should it be brought back into service. However, we currently do not expect Western to return this pipeline to service during the twelve months ending September 30, 2014.

•

Jal NGL Terminal. Western’s Jal NGL Terminal, located in Lea County, New Mexico, receives, stores, and ships various light hydrocarbon products or NGLs via truck, rail, and pipeline. On an annual average basis, Western uses approximately 25% of this terminal’s throughput capacity primarily to receive and store butanes in support of its El Paso Refinery. Primary storage at the Jal NGL Terminal consists of four large NGL storage caverns, with a combined storage capacity of approximately 562,000 barrels, that are connected to the Enterprise MAPL system connecting NGL hubs at Conway, Kansas and Mt. Belvieu, Texas. Brine ponds are available on site to support product movement in and out of the storage caverns. The terminal also includes 17 storage tanks with a combined shell storage capacity of approximately 15,000 barrels, and loading and unloading capacity of up to 6,000 bpd, utilizing either a three-bay truck rack or a rail loading facility located on the Texas-New Mexico Railroad that has 16 loading spots.

•

Crude Oil Trucking and Refined Products Trucking. Western operates a fleet of approximately 190 crude oil and refined product truck transports. Twenty-nine crude truck transports in the Four Corners area gather approximately 9,100 bpd of crude oil, and Western anticipates growing its newly-created Delaware Basin fleet to approximately 40 truck transports by the end of 2013. In addition, Western has a fleet of 156 refined product truck transports that operate in Texas, New Mexico, Arizona, Colorado, Utah, and California.

•

Wholesale Fuel/Jobber/Lube Facilities. Western’s wholesale operations market and distribute approximately 73,900 bpd of Western’s refinery production. Western’s lubricant marketing, distribution and warehousing operations handle approximately one million gallons per month. Western’s wholesale operations distribute refined products and lubricants in Arizona, California, Colorado, Nevada, New Mexico, and Texas.

In addition, Western will grant us a right of first offer to acquire additional logistics assets in the Permian Basin or the Four Corners area that it may construct or acquire in the future. For example, Western currently anticipates constructing additional logistics assets that would be subject to our rights of first offer, if constructed. These assets, which may require significant capital to construct and place into service, include:

•

Additional gathering lines connected to the Delaware Basin system and the Four Corners system. The Delaware Basin system mainline is designed to handle up to 100,000 bpd in anticipation of the expected growth of crude oil production in the surrounding area. Western is evaluating building gathering facilities to tie nearby production facilities to our mainlines. Western is also evaluating building additional gathering lines to connect producers in the Four Corners area to the Four Corners system.

•

Pipeline to connect Delaware Basin system and TexNew Mex 16” Pipeline. Western is in the initial engineering phase for the potential construction of an approximately 70-mile pipeline to connect the TexNew Mex 16” Pipeline near Maljamar with our Delaware Basin system. Western anticipates the potential construction of additional crude oil gathering systems, both pipeline and truck, and additional storage tank capacity along this pipeline, should it be completed.

Pursuant to an omnibus agreement, Western will be required to offer us the opportunity to acquire these assets in the future if it decides to sell them. We expect that Western would be the primary customer for these assets after any purchase of such assets by us. The consummation and timing of any acquisition of assets owned by Western will depend upon, among other things, Western’s willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and commercial agreement with respect to the asset and our ability to obtain financing on acceptable terms. We do not have a current agreement or understanding with Western to purchase any assets covered by our rights of first offer.

For purposes of our forecast included elsewhere in this prospectus, we have not budgeted for any expansion capital expenditures for the twelve months ending September 30, 2014 and expect to fund growth capital expenditures primarily from a combination of cash-on-hand, borrowings under our revolving credit facility and the issuance of additional equity or debt securities. To the extent we issue additional units to fund future acquisitions or expansion capital expenditures, the payments of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level.

The following map depicts the locations of certain of our right of first offer assets (not to scale):

Our Commercial Agreements with Western

Initially, substantially all of our revenue will be derived from two 10-year, fee-based agreements with Western (one for pipeline and gathering services, and another for terminalling, transportation and storage services), supported by minimum volume commitments and inflation adjustments, that may be renewed for two five-year periods upon mutual agreement of us and Western. Under these agreements, we will provide various pipeline, gathering, transportation, terminalling, and storage services to Western, and Western will commit to provide us with minimum monthly throughput volumes of crude oil and refined and other products, and to reserve storage capacity.

For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under these agreements is expected to total $118.3 million, or approximately 90% of our forecasted revenues of $130.8 million for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions. The following table sets forth additional information regarding the minimum commitments under each of our commercial agreements with Western:

Agreement	Minimum Commitment	Average Fee (1)	Minimum Annual Fee (2) (in thousands)
Pipeline and Gathering Services Agreement
Mainline movements	62,590 bpd	$1.14/bbl	$26,020
Gathering (truck offloading)	32,830 bpd	$0.51/bbl	6,130
Pipeline gathering and injection into system	20,970 bpd	$0.053/bbl	400
Pipeline tank storage	566,450 bbls	$0.51/bbl/month	3,480

Terminalling, Transportation, and Storage Services Agreement
Crude oil, blendstock, and refined product storage	6,881,960 bbls	$0.51/bbl/month	42,450
Shipments into and out of storage	284,990 bpd	$0.14/bbl	14,220
Additive and blending services (3)	179,180 bpd	$0.12/bbl	7,960
Asphalt storage	473,470 bbls	$0.77/bbl/month	4,360
Shipments into and out of asphalt storage	15,890 bpd	$0.95/bbl	5,510
Asphalt processing and blending fees (3)	4,520 bpd	$4.72/bbl	7,780

TOTAL			$118,310

(1)	Average fee is calculated by dividing minimum annual fee by minimum volume commitment.

(2)	Assumes a 2.04% increase in the fees charged under our commercial agreements for services other than mainline movements, and a 4.69% increase in mainline movement fees, in each case on July 1, 2014, due to inflation adjustments in our commercial agreements. For information regarding the calculation of the minimum annual fees, including with respect to shortfall payments and credits, please see the summaries of the key provisions of our commercial agreements with Western, set forth below.

(3)	Average fee and minimum annual fees for additive and blending services and asphalt processing and blending fees include an assumed average $0.09 and $3.06 per barrel and $2.1 million and $2.7 million per year in reimbursements for additive product cost, respectively. While the actual costs we incur in acquiring such additives may fluctuate, Western is required to reimburse us for 100% of the actual cost of the additives we provide as part of additive injection and asphalt processing and blending services, respectively. Accordingly, any increase or decrease in our revenues due to fluctuations in the costs of additives will be directly offset by a corresponding increase or decrease in our operating expenses, and we will have no direct economic exposure to the fluctuation in additive costs.

General

Under our various commercial agreements with Western, we will provide various pipeline, gathering, transportation, terminalling, and storage services to Western or certain of its subsidiaries, and Western will commit to provide us with minimum monthly throughput volumes of crude oil and refined and other products, and reserve certain firm storage capacity. Western’s obligations under these commercial agreements will not terminate if Western no longer controls our general partner. Our commercial agreements include provisions that permit Western to suspend, reduce, or terminate its obligations under the applicable agreement if certain events occur. These events include Western deciding to permanently or indefinitely suspend refining operations at one or both of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. These force majeure events include:

•	acts of God, fires, floods or storms;

•	compliance with orders of courts or any governmental authorities;

•	explosions, wars, terrorist acts or riots;

•	inability to obtain or unavoidable delays in obtaining material or equipment;

•	accidental disruption of service;

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events or circumstances similar to those above that prevent a party’s ability to perform its obligations under the agreement, to the extent that such events or circumstances are beyond the party’s reasonable control and could not have been prevented by such party’s due diligence;

•	strikes, lockouts or other industrial disturbances; and

•	breakdown of refinery facilities, machinery, storage tanks or pipelines irrespective of the cause thereof.

Pipeline and Gathering Services Agreement

Fees and Services. We will enter into a pipeline and gathering services agreement with Western under which we will agree to transport crude oil on our Permian Basin system to Western’s El Paso Refinery and on our Four Corners system to Western’s Gallup Refinery. We will charge Western fees for the services described below.

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Mainline Movement Fees—Under the agreement, Western will be obligated to transport, on an aggregate basis, an average of at least 62,590 bpd of crude oil, through the separately tariffed segments of our pipeline systems, at an average fee for the committed volume of $1.14 per barrel.[2] The aggregate fee for this committed throughput is approximately $2.2 million per month. For volumes shipped on any segment of our pipeline systems in excess of the committed volumes for such segment, we will charge Western the same per barrel transportation fee applicable to the committed volumes transported on such segment;

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Gathering (Truck Offloading) Fees—We will charge Western a weighted average fee of approximately $0.51 for each barrel of crude oil we gather and unload for Western from trucks arriving at our crude oil stations, which varies by location. Western will agree to utilize gathering/unloading services resulting in a minimum monthly fee of approximately $0.5 million per month, referred to as the “minimum gathering and unloading fee.” For volumes gathered or unloaded in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes;

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Pipeline Tank Storage Fees—We will charge Western fees to reserve storage capacity for Western’s use of our crude oil storage associated with our crude oil pipeline systems. Western will pay us a weighted average monthly fee of $0.51 per barrel to reserve, on a firm basis, approximately 566,000 barrels of such storage capacity, representing 100% of active pipeline tank storage capacity, resulting in a minimum monthly fee of approximately $0.3 million, referred to as the “minimum pipeline tank storage fee.” Western has no obligation to utilize the underlying storage capacity, and will incur no fines or penalties for any failure to utilize such capacity, but is obligated to pay the minimum monthly payment regardless of the amount of capacity actually utilized; and

[2]	Some barrels of crude oil in route to Western’s Gallup refinery are transported on more than one of our mainlines. Western’s 62,590 bpd transportation obligation includes each barrel transported on each mainline. These commitments by mainline are as follows: Delaware Basin System mainline—27,250 bpd; Four Corners East and West mainlines—23,160 bpd; 11,210 bpd on the San Juan and TexNew Mex 16” mainlines which transport crude oil to the Four Corners East mainline; and the Wingate mainline—970 bpd.

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Pipeline Gathering and Injection into System Fees—We will charge Western an average fee for the committed volume of $0.05 for each barrel of crude oil we inject for Western into pipeline systems from adjacent tanks. Western will agree to utilize gathering and injection services resulting in a minimum monthly fee of approximately $33,000 per month. For volumes gathered or injected in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the pipeline and gathering services agreement for mainline movements, firm storage capacity reservation, gathering and injection and gathering and unloading fees are approximately $3.0 million per month, referred to as the “minimum pipeline and gathering fee.” For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under our pipeline and gathering services agreement would account for approximately 87% of the revenues we forecast to be generated by our pipeline and gathering assets for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

Payments; Shortfall Payments. We will invoice Western for fees owed to us on a monthly basis. If, after taking into account any third-party credits, the actual invoice amount is less than the minimum pipeline and gathering fee due for such month, we will invoice that amount to Western as a “shortfall.” The amount of any shortfall payment paid by Western for pipeline and gathering services (but not storage) will be credited against any amounts owed by Western for the transportation, gathering, unloading or injection of volumes in excess of the volumes underlying the minimum pipeline and gathering fee during any of the succeeding twelve months. Following such twelve-month period, any remaining portion of that shortfall credit will expire.

Third-Party Credits. To the extent any of the assets covered by the pipeline and gathering services agreement become prorated and we are required to transport volumes or otherwise provide third-party service on such assets such that insufficient capacity exists for Western to meet its minimum volume commitment, Western will be entitled to reduce any related shortfall payment it would otherwise owe in any applicable month by the aggregate amount of transportation and other fees received by us from third parties with respect to such third-party services (referred to as a “third-party credit”) that resulted in our inability to provide sufficient capacity to allow Western to meet its minimum volume commitment. In no event, however, will the aggregate fees payable to us by Western in any month be reduced below zero.

Rate Matters. We will adjust transportation fees annually at a rate equal to the percentage change in any inflationary index promulgated by the FERC, in accordance with the FERC’s indexing methodology. If the FERC terminates its indexing methodology, we will adjust our transportation fees and tariff rates annually by a percentage equal to the change in the PPI. All other storage and injection and gathering fees will be adjusted annually by a percentage equal to the PPI. In no event, however, will any rate or tariff in the agreement be adjusted below the initial amount of such rate or tariff.

Under this agreement, each party has agreed not to commence or support any tariff filing, application, protest, complaint or other proceeding before the FERC or any other applicable state regulatory agency for the purpose of requesting the FERC or such other agency to accept or set transportation rates or rules that would be inconsistent with the terms of the agreement, provided that Western will continue to have the right to challenge any proposed changes in our base tariff rates to the extent the changes are inconsistent with the FERC’s indexing methodology or other rate changing methodologies.

Reimbursements. If we agree to make any capital expenditures at Western’s request, Western will reimburse us for, or we will have the right in certain circumstances to file for an increased tariff rate to recover, the actual cost of such capital expenditures. In addition, if new laws or regulations that affect the services that we provide to Western under this agreement are enacted or promulgated that require us to make material capital expenditures, the agreement will provide us with a right to impose a monthly surcharge to cover Western’s share of the cost of complying with these laws or regulations, or we will have the right in certain circumstances to file for an increased tariff rate to recover the cost of complying with these laws or regulations, after we have made efforts to mitigate these costs. For non-tariff matters, Western’s share of the cost will be calculated based on the volumes of product we handle for Western at an impacted facility compared to the total volumes of product we handle. Western will also reimburse us for the amounts of any taxes (other than income taxes, gross receipt taxes, personalty and other property taxes and similar taxes) and non-routine, non-recurring, extraordinary regulatory and third-party fees we incur on Western’s behalf for the services we provide to Western under the agreement to the extent permitted by law. We and Western will negotiate in good faith to agree on the amount of any such reimbursement.

Loss Allowances. Under the agreement, in accordance with the pipeline loss allowance provisions of our transportation fees and tariffs, there is a 0.20% pipeline loss allowance for the crude oil shipped on our pipeline systems. Each month we will invoice Western for 0.20% of the volume delivered to us by Western for such month as a volume loss at a price equal to such month’s calendar day average for WTI crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel. Following the end of such month, we will calculate the actual volume loss and will provide a credit to Western for the amount of such actual volume loss at a price equal to such month’s calendar day average for WTI crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel.

Refinery Shutdowns. Western is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of a refinery for scheduled turnarounds or other regular servicing or maintenance. If Western decides to permanently or indefinitely suspend, in full or in part, refining operations at its El Paso or Gallup Refinery for a period that will continue for at least 12 consecutive months, then Western may terminate or proportionately reduce, as applicable, its obligations under the agreement with respect to the affected pipeline system or other facilities, at the end of such 12-month period upon prior written notice to us, unless Western has provided notice to us of its intent to resume operations at such refinery more than two months prior to the expiration of such 12-month period. During the 12-month period, we may provide transportation and/or storage services to third parties pursuant to one or more third-party agreements without the consent of Western, and Western’s minimum commitments will be reduced to the extent of such third-party usage of such capacity; provided that Western will still have access on a priority basis to the extent there is available capacity.

Force Majeure. If a force majeure event occurs, we must provide Western with written notice of the force majeure event, identify the approximate length of time we believe the force majeure event will continue, and identify the pipeline segments and other assets we believe will be impacted. If we believe the force majeure event will continue for 12 consecutive months or more, we and Western will each have the right to terminate the agreement with respect to the affected asset upon 12-months’ notice; provided, however, that the termination notice will be deemed cancelled and of no effect if the force majeure event has ceased prior to the expiration of the 12-month notice period. If services related to any pipeline or gathering asset are reduced or terminated because of a force majeure event, Western will be entitled to receive a proportionate reduction in its minimum commitments related to such asset, as applicable.

Capacity Expansion. If we propose the construction or acquisition of any new pipeline that connects to our pipeline and gathering systems, any expansion or enhancement of capacity on any existing pipeline on such systems or any construction of new or the expansion of existing storage capacity associated with the systems, then we will be required to give prior written notice to Western. Western will have a right of first refusal to reserve some portion or all of the additional throughput capacity or storage capacity on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party.

Capacity Restoration. If, for any reason, the capacity of any pipeline system or portion thereof or any related asset should fall below the volume commitments of Western for that pipeline or related asset, then within a reasonable period of time after the commencement of such reduction, we are required to make repairs to the affected portion of the pipeline system or related asset to restore its capacity such that it is capable of transporting, storing or handling the volume commitments of Western. Except in certain instances where the costs of such restoration exceed an estimated amount negotiated in good faith by us and Western, or where the damage creating the need for such repairs was caused by the negligence or willful misconduct of Western, its employees, representatives, agents or customers, we shall be responsible for paying all of such costs required to repair the affected portion of the pipeline system.

Indemnification. We will indemnify Western for any losses or liabilities (including damage to property and injury to or death of any person) Western incurs that are caused by or result from our acts or omissions, including negligence, in connection with our ownership and operation of our pipeline and gathering assets and the services we provide under the agreement and for breaches of the agreement. Western will indemnify us for any losses or liabilities (including damage to property and injury to or death of any person) we incur that are caused by or result from Western’s acts or omissions, including negligence, in connection with Western’s use of our services and for breaches of the agreement. Neither party will be obligated to indemnify the other party for the other party’s breach of the agreement, gross negligence or willful misconduct. Neither party is liable for any consequential, incidental or punitive damages under the agreement.

Term; Termination. This agreement will have an initial term of 10 years and may be renewed for two five-year periods upon mutual agreement of us and Western. This agreement is terminable by either party in the event of a material breach of any provision thereof by the other party that remains uncured for 20 business days following written notice or upon the bankruptcy or insolvency of such other party. Upon the early termination of the agreement for reasons other than (i) Western’s default or (ii) any other termination of the agreement initiated by Western, Western will have a limited right of first refusal to enter into a new agreement with us that is consistent with the terms and objectives set forth in this agreement and has commercial terms that are, in the aggregate, substantially similar to fair market value terms as would be agreed by similarly-situated parties negotiating at arm’s-length, so long as such right of first refusal does not violate any law or regulatory policy then in effect and so long as the term of such agreement does not extend beyond the term in effect under the previous agreement at the time of termination.

Assignment. This agreement may be assigned by us or Western only with the other party’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), except that we or Western may assign this agreement, in whole or in part, without the other party’s prior written consent in connection with our sale of either our Permian Basin system or our Four Corners system or Western’s sale of Western’s El Paso Refinery or Gallup Refinery, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. We and Western may also assign this agreement to any affiliate without obtaining the other party’s consent, though such assignment will not relieve us or Western of our obligations under the agreement. We may collaterally assign this agreement solely to secure working capital financing. In addition, we may not assign this agreement to one of Western’s competitors.

Terminalling, Transportation, and Storage Services Agreement

Fees and Services. We will enter into a terminalling, transportation, and storage services agreement with Western under which we will, among other things, distribute products produced at Western’s refineries, connect Western’s refineries to third-party pipelines and systems, and provide fee-based asphalt terminalling and processing services.

At our network of crude oil and refined products terminals and related assets and storage facilities, we will charge Western fees for the services described below.

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Crude Oil, Blendstock, and Refined Product Storage Fees—Western has agreed to reserve, on a firm basis, approximately 6.9 million barrels of storage capacity, 100% of current active capacity, located at our terminals and our tank farms and related storage facilities located at Western’s El Paso and Gallup Refineries, at a weighted average monthly fee of approximately $0.51 per barrel, resulting in an initial minimum monthly payment of approximately $3.5 million, referred to as the “minimum terminal storage fee.” Western has no obligation to utilize the underlying storage capacity, and will incur no fines or penalties for any failure to utilize such capacity, but is obligated to pay the minimum monthly payment regardless of the amount of capacity actually utilized;

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Shipments into and out of Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of refined products equal to an aggregate average of approximately 284,990 bpd at our crude oil and refined products terminals, located at Western’s El Paso and Gallup Refineries and in Bloomfield and Albuquerque, New Mexico. The throughput fees charged will vary based on the mode of ingress or egress into or out of our terminals or facilities, such as pipeline, rail and truck, which we refer to as a “shipment method.” Western has agreed to separate minimum volume commitments for each shipment method. The weighted average of the committed throughput fees is $0.14 per barrel, resulting in initial minimum monthly payments for throughput fees of approximately $1.2 million, referred to as the “minimum throughput fee.” For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method; and

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Additive and Blending Services Fees—We will also charge Western separate fees for providing ancillary services such as ethanol blending and additive injection. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no direct economic exposure to fluctuations in additive costs. Western has agreed to incur additive and injection services resulting in a minimum monthly fee for such services of $0.5 million, referred to as the “minimum additive and blending services fee,” exclusive of its obligation to reimburse 100% of additive costs. For any additive and injection services in excess of the minimum commitments, we will charge Western the same per barrel fee and additive cost reimbursement applicable to the minimum commitments.

At our asphalt plant and terminal in El Paso and our three stand-alone asphalt terminals, we will charge Western fees for the following services:

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Shipments into and out of Asphalt Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of asphalt equal to an aggregate average of approximately 15,890 bpd at our asphalt terminals located in El Paso, Texas, Albuquerque, New Mexico and Phoenix and Tucson, Arizona. The throughput fees charged will vary based on the mode of ingress or egress into our terminals (pipeline, rail and truck), with Western agreeing to throughput separate minimum volume commitments for each shipment method. The resulting initial minimum monthly payment for throughput fees is approximately $0.5 million, referred to as the “minimum asphalt throughput fee.” For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method;

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Asphalt Storage Fees—Western has agreed to reserve, on a firm basis, approximately 473,000 barrels of storage capacity, 100% of current active capacity, located at our asphalt terminals, at a weighted average monthly fee of approximately $0.77 per barrel, for an initial minimum monthly payment of $0.4 million, referred to as the “minimum asphalt storage fee.” Western has no obligation to utilize the underlying storage capacity, and will incur no fines or penalties for any failure to utilize such capacity, but is obligated to pay the minimum monthly payment regardless of the amount of capacity actually utilized; and

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Asphalt Processing and Blending Fees—We will charge Western per barrel fees for providing services such as air-blowing, oxidation and blending at our El Paso asphalt plant and terminal. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no economic exposure to fluctuations in additive costs. Western has agreed to incur asphalt processing and blending services resulting in a minimum monthly fee for such services of $0.4 million, referred to as the “minimum asphalt processing and blending fee,” exclusive of its obligation to reimburse 100% of additive costs. For any asphalt processing or blending services in excess of the minimum commitments, we will charge Western the same per barrel rate applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the terminalling, transportation, and storage services agreement for committed throughput, firm storage capacity reservation, additive and blending services and asphalt processing and blending services, together with forecasted reimbursements for additive costs, is approximately $6.9 million per month, referred to as the “minimum terminalling fee.” For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under our terminalling, transportation and storage services agreement would account for approximately 92% of the revenues we forecast to be generated by our terminalling, transportation and storage assets for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions

The fees we will charge Western will be adjusted annually by a percentage equal to the change in the PPI; provided that, in no event will any fee be adjusted below the initial amount of such fee. Western will reimburse us for any cleaning, degassing or other preparation of storage tanks requested by Western.

Payments; Shortfall Payments. We will invoice Western for fees owed to us on a monthly basis. If the actual invoice amount for throughput, storage (minus any applicable third-party credit) and additive, air-blowing, blending and processing services is less than the minimum terminalling fee due for such month, we will invoice that amount to Western as a “shortfall.” The amount of any shortfall payment paid by Western for throughput and additive, air-blowing, blending and processing services (but not storage) will be credited against any amounts owed by Western for the transportation, terminalling or processing (but not storage) of volumes in excess of those underlying the minimum fees during any of the succeeding twelve months. Following such twelve-month period, any remaining portion of that shortfall credit will expire.

Third-Party Credits. At the conclusion of each month, we will calculate the average daily utilization of our shell storage capacity reserved by Western used by third parties for that month. Such third-party average daily utilization of our shell storage capacity reserved by Western, multiplied by the committed storage fees Western owes for each month, shall be referred to as a “third-party credit.” Each month, the total fees Western owes us for storage services at the terminals will be reduced (but not below zero) by the amount of such third-party credit.

Loss Allowances. Under the agreement, we will bear the risk of loss of any crude oil, blendstock or refined products (collectively, the “Products”) over 0.20% during any particular month, and will be obligated to make monthly payments to Western for such amount based on a price per barrel for (i) crude oil equal to the calendar day average during that month for WTI crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel and (ii) all Products other than crude oil equal to the OPIS Gulf Coast monthly average for such Product.

Reimbursement. Western will pay (or reimburse us for) all taxes (other than income taxes, gross receipt taxes, personalty and other property taxes and similar taxes) and non-routine, non-recurring, extraordinary regulatory and third-party fees that we incur on Western’s behalf for the services we provide to Western under the agreement. In addition, Western will reimburse us for the actual cost of any capital expenditures we make at Western’s request. Furthermore, if new laws or regulations that affect the services that we provide to Western under this agreement are enacted or promulgated that require us to make material capital expenditures, the agreement will provide us with the right to impose a monthly surcharge to cover Western’s share of the cost of complying with these laws or regulations, but only after we have made efforts to mitigate their effect. Western’s share of the cost will be calculated based on the volumes of product we handle for Western compared to the total volumes of product we handle. We and Western will negotiate in good faith to agree on the amount of such reimbursement.

Refinery Shutdowns. Western is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of a refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, Western decides to permanently or indefinitely suspend, in full or in part, refining operations at any of its refineries for a period that will continue for at least 12 consecutive months, then Western may terminate or proportionately reduce, as applicable, its rights and obligations relating to the affected terminals or other facilities under the agreement at the end of such 12-month period upon prior written notice to us, unless Western has provided notice to us of its intent to resume operations at the applicable refinery more than two months prior to the expiration of such 12-month period. During the 12-month period, we may provide terminalling and/or storage services to third parties pursuant to one or more third-party agreements without the consent of Western, and Western’s minimum commitments will be reduced to the extent of such third-party usage of such capacity; provided that Western will still have access on a priority basis to the extent there is available capacity.

Force Majeure. If a force majeure event occurs, we must provide Western with written notice of the force majeure event, identify the approximate length of time we believe the force majeure event will continue, and identify the affected terminals or facilities. If we believe the force majeure event will continue for 12 consecutive months or more, we and Western will each have the right to terminate the agreement upon 12 months’ notice with respect to the affected terminal or facility; provided, however, that the termination notice will be deemed cancelled and of no effect if the force majeure event has ceased and the affected assets have been restored to working order prior to the expiration of the 12-month notice period. If services relating to any terminal or facility are reduced or terminated because of a force majeure event, Western will be entitled to receive a proportionate reduction in its minimum commitments related to such terminal or facility, as applicable.

Capacity Expansion. If we propose any expansion or enhancement of capacity at any of the terminals, any construction or acquisition of any new terminal or related facility that connects to any terminal facility or the construction of new or the expansion of existing storage capacity at any of the terminals, then we will be required to give prior written notice to Western. Western will have a right of first refusal to reserve some portion or all of the additional throughput capacity or storage capacity on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party.

Capacity Restoration. If, for any reason, the capacity of any terminal should fall below that required by Western for that terminal, then within a reasonable period of time after the commencement of such reduction, we are required to make repairs to the terminal to restore it to the capacity required by Western. Except in certain instances where the costs of such restoration exceed an estimated amount negotiated in good faith by us and Western, we shall be responsible for paying all of such costs required to repair the affected terminal and restore it to the capacity required by Western, unless the damage creating the need for such repairs was caused by the negligence or willful misconduct of Western, its employees, representatives, agents or customers.

Indemnification. We will indemnify Western for any losses or liabilities (including damage to property and injury to or death of any person) Western incurs that are caused by or result from our acts or omissions, including negligence, in connection with our ownership and operation of our terminals and the services we provide under the agreement and for breaches of the agreement. Western will indemnify us for any losses or liabilities (including damage to property and injury to or death of any person) we incur that are caused by or result from Western’s acts or omissions, including negligence, in connection with Western’s use of our services and for breaches of the agreement. Neither party will be obligated to indemnify the other party for the other party’s breach of the agreement, gross negligence or willful misconduct. Neither party is liable for any consequential, incidental or punitive damages under the agreement.

Term; Termination. This agreement will have an initial term of 10 years and may be renewed for two five-year periods upon mutual agreement of us and Western. This agreement is terminable by either party in the event of a material breach of any provision thereof by the other party that remains uncured for 20 business days following written notice or upon the bankruptcy or insolvency of such other party. Upon the early termination of the agreement for reasons other than (i) Western’s default or (ii) any other termination of the agreement initiated by Western, Western will have a limited right of first refusal to enter into a new agreement with us that is consistent with the terms and objectives set forth in this agreement and has commercial terms that are, in the aggregate, substantially similar to fair market value terms as would be agreed by similarly-situated parties negotiating at arm’s-length and so long as the term of such agreement does not extend beyond the term in effect under the previous agreement at the time of termination.

Assignment. This agreement may be assigned by us or Western only with the other party’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), except that we or Western may assign this agreement, in whole or in part, without the other party’s prior written consent in connection with our sale of one or more of our terminals or facilities or Western’s sale of a refinery associated with one of our terminals or other facilities, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement with respect to the terminal(s) and rights assigned and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. We and Western may also assign this agreement to any affiliate without obtaining the other party’s consent, though such assignment will not relieve us or Western of our obligations under the agreement. We may collaterally assign this agreement solely to secure working capital financing. In addition, we may not assign all or part of the agreement to one of Western’s competitors. If either we or Western assign rights and obligations under the agreement relating to a specific terminal, then Western’s minimum volume commitments will be reduced by the amount of the stipulated volumes for each shipping method for that terminal, and both our and Western’s obligations will continue with respect to the remaining terminals and Western’s adjusted minimum volume commitments. In such a case, the rights and obligations relating to any applicable terminal, and its stipulated volumes, would be novated into an agreement with the assignee, and that assignee would then become responsible for performance of the obligations relating to that terminal.

Other Agreements with Western

In addition to the commercial agreements described above, we will also enter into the following agreements with Western:

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with Western, under which Western will grant us a right of first offer to acquire certain of its retained assets. Western will also be required, under certain circumstances, to offer us the opportunity to purchase such assets, as well as certain other assets in the Permian Basin or the Four Corners area that Western may acquire or construct after this offering. The omnibus agreement will also address our reimbursement to Western for the provision of various administrative services in support of our assets and Western’s indemnification of us for certain matters, including environmental, title, tax and accounting matters. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” and “Risk Factors—Risks Inherent in an Investment in Us—Western will own a 69.9% limited partner interest and, indirectly, all of the incentive distribution rights in us and will control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Western, have conflicts of interest with us and limited duties to us and may favor their own interests to your detriment.”

Services Agreement

Upon the closing of this offering, we will enter into a services agreement with Western under which we will reimburse Western for the provision of certain personnel to provide operational services to us in support of our assets, including routine and non-routine maintenance and repair services, emergency response services, routine operational activities, routine administrative services, construction and related services and such other services as we and Western may mutually agree upon from time to time. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services Agreement.”

Western’s Operations

Overview

Although we do not own or operate any refining assets, our crude oil gathering and pipeline assets and our refined products and crude oil terminalling, transportation, and storage assets are located within Western’s refining and marketing operations. Western is principally a petroleum refiner and marketer. Western’s refining and marketing operations include the manufacturing and marketing of a full range of petroleum products, including transportation fuels such as gasoline, diesel fuel, jet fuel and other refined products from crude oil (including asphalt), other feedstock and blending components. Western owns and operates the El Paso and Gallup Refineries. Our pipeline and gathering assets transport crude oil to Western’s refineries, and certain of our terminals and other assets store crude oil and distribute refined products received from Western’s refineries.

The following table sets forth the crude oil refining capacity in barrels per day of Western’s refineries and, for the year ended December 31, 2012, the percentages of crude oil and other feedstock and refined products transported or terminalled for Western using our assets:

Western Refinery	Refining capacity (bpd)	Commodities serviced by our assets
El Paso	128,000	Crude Oil/Feedstock and Refined Products
Gallup	25,000	Crude Oil/Feedstock and Refined Products

Total (All Refineries)	153,000

El Paso Refinery

Western’s El Paso Refinery is well situated to serve two separate geographic areas, allowing a diversified pricing exposure. Phoenix typically reflects a West Coast market pricing structure, while El Paso, Albuquerque, Tucson, and Juarez, Mexico typically reflect a Gulf Coast market pricing structure.

The primary inputs for this refinery are crude oil and isobutane. This refinery has historically processed a high percentage of West Texas Intermediate (“WTI”), crude oil to optimize the yields of higher value refined products that, for the year ended December 31, 2012, accounted for over 90% of Western’s production output for this refinery. Western has the flexibility to process up to 23% West Texas Sour (“WTS”), crude oil that is typically less expensive than WTI crude oil.

The El Paso Refinery receives crude oil from a pipeline owned and operated by Kinder Morgan under a 30-year crude oil transportation agreement that expires in 2034. The system handles both WTI and WTS crude oil with its mainline into El Paso used solely for the supply of crude oil to Western on a published tariff. Through this crude oil pipeline, Western has access to the majority of the long-lived, producing fields in the Permian Basin, including through our Delaware Basin system. Western generally purchases crude oil under contracts with various crude oil providers at market-based pricing. Many of these arrangements are subject to cancellation by either party or have terms of one year or less. In addition, these arrangements are subject to periodic renegotiation that could result in Western paying higher or lower relative prices for crude oil. Western also has access to refined products from the Gulf Coast through a pipeline that runs from the Gulf Coast to El Paso.

Western supplies refined products to the El Paso area via our El Paso refined products terminal, and to other areas including Phoenix and Tucson, Arizona, Albuquerque, New Mexico, and Juarez, Mexico through third-party pipeline systems linked to its El Paso Refinery. Western distributes refined products to Phoenix and

Tucson through the Kinder Morgan East Line pipeline and to Albuquerque, New Mexico and Juarez, Mexico through pipelines owned by Magellan. Western also sells refined products by truck and rail at our El Paso tank farm. A separate pipeline owned by Kinder Morgan is capable of delivering diesel fuel to the Union Pacific railway in El Paso.

Both Kinder Morgan’s East Line pipeline and the Magellan common carrier pipeline to Albuquerque, New Mexico are interstate pipelines regulated by the FERC. The tariff provisions for these pipelines include prorating policies that grant historical shippers line space that is consistent with their prior activities as well as a prorated portion of any expansions.

Gallup Refinery

Western markets refined products from the Gallup Refinery primarily in Arizona, Colorado, New Mexico, and Utah. Western’s Gallup Refinery produces a large percentage of high value products. Each barrel of raw materials processed by Western’s Gallup Refinery yielded in excess of 90% of high value refined products, including gasoline and diesel fuel, during the past three years.

The primary feedstock for Western’s Gallup Refinery is Four Corners area crude oil that is sourced primarily from northwestern New Mexico and Utah. Western receives crude through our Four Corners system and by rail through our Gallup tank farm.

Western supplements the crude oil used at its Gallup Refinery with other feedstock. These other feedstock currently include locally produced NGLs and condensate as well as other feedstock produced outside of the Four Corners area. Western’s Gallup Refinery is capable of processing approximately 6,000 bpd of NGLs. An adequate supply of NGLs is available for delivery to Western’s Gallup Refinery primarily through our Wingate 4-inch NGL pipeline connecting the refinery to a third-party NGL processing plant.

Western purchases crude oil from a number of sources, including major oil companies and independent producers, under arrangements that contain market responsive pricing provisions. Many of these arrangements are subject to cancellation by either party or have terms of one year or less. In addition, these arrangements are subject to periodic renegotiation that could result in Western paying higher or lower relative prices for crude oil.

Western distributes all gasoline and diesel fuel produced at its Gallup Refinery through our Gallup refined products terminal and supplies these refined products to Arizona, Colorado, New Mexico, and Utah, primarily via a fleet of refined product trucks operated by its wholesale group and common carriers.

Other

In addition to its refining operations, Western also engages in related wholesale and retail activities. Western’s wholesale group includes several lubricant and bulk petroleum distribution plants, unmanned fleet fueling operations, and a fleet of crude oil and refined product trucks and lubricant delivery trucks. The wholesale group distributes wholesale petroleum products primarily in Arizona, California, Colorado, Georgia, Nevada, New Mexico, Texas, Maryland, and Virginia. The wholesale group purchases petroleum fuels and lubricants primarily from its refining group and from third-party suppliers.

Western’s retail group operates retail convenience stores located in Arizona, Colorado, New Mexico and Texas that sell various grades of gasoline, diesel fuel, general merchandise, and beverage and food products to the general public. Western supplies the majority of its retail gasoline and diesel fuel inventories through its wholesale group, and purchases general merchandise as well as beverage and food products from various suppliers. Western’s retail convenience stores operate under various brands, including Giant, Western, Western Express, Howdy’s, Mustang, and Sundial. Gasoline brands sold through these stores include Western, Giant, Mustang, Phillips 66, Conoco, Shell, Chevron, and Texaco.

Competition

As a result of our contractual relationship with Western under our commercial agreements and our direct connections to Western’s refineries, we believe that we will not face significant competition from other pipelines, terminals, and storage facilities for Western’s crude oil or refined petroleum products transportation requirements to and from the refineries we support with respect to the services provided by our initial assets. Please read “—Our Commercial Agreements with Western.”

If Western’s customers reduced their purchases of refined petroleum products from Western due to the increased availability of less expensive products from other suppliers or for other reasons, Western may only ship the minimum committed volumes through our pipelines (or pay the shortfall payment if it does not ship the minimum committed volumes), which could cause a decrease in our revenue. Western competes with integrated petroleum companies that have their own crude oil supplies and distribution and marketing systems, as well as with independent refiners, many of which also have their own distribution and marketing systems. Western also competes with other suppliers that purchase refined petroleum products for resale. Competition in any particular geographic area is affected significantly by the volume of products supplied to that area and by the availability of products and the cost of transportation to that area from distant refineries.

Safety and Maintenance Regulation

We perform preventive and normal maintenance on all of our assets, and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable laws and regulations.

Our terminal facilities have response plans, spill prevention, control and countermeasure plans, and other programs to respond to emergencies. Our refined products truck loading racks are protected with fire systems, actuated either by sensors or an emergency switch. We continually strive to maintain compliance with applicable air, solid waste, and wastewater regulations.

Insurance

Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We will be insured under the property, liability and business interruption policies of Western, subject to the deductibles and limits under those policies. Under the omnibus agreement between us and Western, Western will be required to maintain these policies, to name us as an additional insured under these policies and to provide notice to us of material changes to and renewals of such policies. Also under the omnibus agreement, we will be obligated to reimburse Western for certain premium payments made by Western in connection with these policies. At or prior to this offering, we will purchase directors’ and officers’ liability insurance. This insurance responds to litigation and claims alleging wrongdoing by directors and officers of our general partner as well as litigation and claims against us for alleged violations of applicable securities laws and regulations.

Such insurance policies do not cover every potential risk associated with our operating pipelines, terminals, and other facilities, and we cannot ensure that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage, or that these levels of insurance will be available in the future at commercially reasonable prices. As we continue to grow, we and Western will continue to evaluate our policy limits and deductibles as they relate to the overall cost and scope of our insurance program.

Pipeline and Terminal Control Operations

Our pipeline systems are operated from a central control station located in Bloomfield, New Mexico. This control center utilizes supervisory control and data acquisition systems equipped with computer systems designed to continuously receive, process and retransmit operational data. Monitored data includes pressures, temperatures, gravities, flow rates and alarm conditions. A technologically advanced, real-time transient leak detection system on all of our 16-inch pipelines monitors throughput and alarms if pre-established operating parameters are exceeded. The control centers operate remote pumps, motors, and valves associated with the receipt and delivery of crude oil and products, and provide for the remote-controlled shutdown of pump stations on the pipeline system. Fully functional back-up controls are also maintained and routinely operated throughout the year to ensure safe and reliable operations.

Our refined products terminals are automated and generally unmanned outside of normal business hours, during the weekends, and most holidays. Our customers’ truck drivers are provided with security badges to access and use the truck loading racks. In addition, individual trucks are required to be registered in our system to ensure that required regulatory inspections are maintained by either our customers or their common carriers.

Rate and Other Regulation

Our common carrier pipeline systems are subject to regulation by various federal, state, and local agencies. The FERC regulates interstate transportation on our common carrier pipeline systems under the ICA, the EPAct 1992 and the rules and regulations promulgated under those laws. The FERC regulations require that rates for interstate service pipelines that transport crude oil and refined petroleum products (collectively referred to as “petroleum pipelines”) and certain other liquids, be just and reasonable and must not be unduly discriminatory or confer any undue preference upon any shipper. The ICA also requires interstate common carrier petroleum pipelines to file with the FERC and publicly post tariffs stating their interstate transportation rates and terms and conditions of service and apply them uniformly to all shippers. Under the ICA, the FERC or interested persons may challenge existing or changed rates or services. The FERC is authorized to investigate such charges and may suspend the effectiveness of a new rate for up to seven months though rates are not typically suspended for the maximum allowable period. If the FERC determines that a protested rate is unjust and unreasonable, the FERC will order refunds of amounts charged in excess of the just and reasonable rate. The FERC may also order a pipeline to change its rates, and may require a common carrier to pay shippers reparations for damages sustained for a period up to two years prior to the filing of a complaint.

The EPAct 1992 deemed certain interstate petroleum pipeline rates then in effect to be just and reasonable under the ICA. These rates are commonly referred to as “grandfathered rates.” Our rates in effect at the time of the passage of the EPAct 1992 for interstate transportation service were deemed just and reasonable and therefore are grandfathered. New rates have since been established after the EPAct 1992 for certain pipeline systems. The FERC may change grandfathered rates upon complaint only after it is shown that:

•	a substantial change has occurred since enactment in either the economic circumstances or the nature of the services that were a basis for the rate;

•	the complainant was contractually barred from challenging the rate prior to enactment of the EPAct 1992 and filed the complaint within 30 days of the expiration of the contractual bar; or

•	a provision of the tariff is unduly discriminatory or preferential.

The EPAct 1992 required the FERC to establish a simplified and generally applicable methodology to adjust tariff rates for inflation for interstate petroleum pipelines. As a result, the FERC issued Order No. 561 adopting an indexing rate methodology that, as currently in effect, allows common carriers to change their rates within prescribed ceiling levels that are tied to changes in the PPI. The FERC’s indexing methodology is subject to review every five years. During the five-year period commencing July 1, 2011 and ending June 30, 2016, common carriers charging indexed rates are permitted to adjust their indexed ceilings annually by PPI plus 2.65%. The indexing methodology is applicable to existing rates, including grandfathered rates, with the exclusion of market-based rates. A pipeline is not required to raise its rates up to the index ceiling, but it is permitted to do so and rate increases made under the index are presumed to be just and reasonable unless a protesting party can demonstrate that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline’s increase in costs. Under the indexing rate methodology, in any year that the index is negative, pipelines must file to lower their rates if those rates would otherwise be above the rate ceiling.

While common carriers often use the indexing methodology to change their rates, common carriers may elect to support proposed rates by using other methodologies such as cost-of-service ratemaking, market-based rates, and settlement rates. A pipeline can follow a cost-of-service approach when seeking to increase its rates above the rate ceiling (or when seeking to avoid lowering rates to the reduced rate ceiling), provided that the pipeline can establish that there is a substantial divergence between the actual cost experienced by the pipeline and the rate resulting from application of the rate ceiling. A common carrier can charge market-based rates if it establishes that it lacks significant market power in the affected markets. In addition, a common carrier can establish rates under settlement if agreed upon by all current shippers. In 2005, the FERC issued a policy statement stating that it would permit common carriers, among others, to include an income tax allowance in cost-of-service rates to reflect actual or potential tax liability attributable to a regulated entity’s operating income, regardless of the form of ownership. Under the FERC’s policy, a tax pass-through entity seeking such an income tax allowance must establish that its partners or members have an actual or potential income tax liability on the regulated entity’s income. Whether a pipeline’s owners have such actual or potential income tax liability is subject to review by the FERC on a case-by-case basis. Although this policy is generally favorable for common carriers that are organized as pass-through entities, it still entails rate risk due to the FERC’s case-by-case review approach. The application of this policy, as well as any decision by the FERC regarding our cost of service, may also be subject to review in the courts.

The FERC has granted us a temporary waiver of the filing and reporting requirements of sections 6 and 20 of the ICA for the Main 12-inch pipeline, West 10-inch pipeline, and East 10-inch pipeline. These pipelines are still subject to the FERC’s jurisdiction under the ICA and we are still subject to the other requirements of the ICA. If the facts upon which the waiver was granted change materially (for example, if an unaffiliated third party seeks access to our pipelines), we are required to inform the FERC, which may result in revocation of the waiver.

Intrastate services provided by certain of our pipeline systems are subject to regulation by state regulatory authorities, such as the Texas Railroad Commission and the New Mexico Public Regulation Commission. The applicable Texas statutes require that pipeline rates provide no more than a fair return on the aggregate value of the pipeline property used to render services and that the pipeline rates be non-discriminating. The applicable New Mexico state statutes require that pipeline rates be reasonable. These state commissions use a complaint-based system of regulation, both as to matters involving rates and priority of access. State regulatory commissions could limit our ability to increase our rates or to set rates based on our costs or order us to reduce our rates and require the payment of refunds to shippers.

The FERC and state regulatory commissions generally have not investigated rates, unless the rates are the subject of a protest or a complaint. Western has agreed not to contest our tariff rates for the term of our new pipeline and gathering services agreements. However, the FERC or a state commission could investigate our rates on its own initiative or at the urging of a third party.

If our rate levels were investigated by the FERC or a state commission, the inquiry could result in a comparison of our rates to those charged by others or to an investigation of our costs, including:

•	the overall cost of service, including operating costs and overhead;

•	the allocation of overhead and other administrative and general expenses to the regulated entity;

•	the appropriate capital structure to be utilized in calculating rates;

•	the appropriate rate of return on equity and costs of debt;

•	the rate base, including the proper starting rate base;

•	the throughput underlying the rate; and

•	the proper allowance for federal and state income taxes.

Pipeline Safety

Like other companies which own and operate terminals, storage tanks, pipelines and other logistic assets, our assets and operations are subject to extensive and periodically changing federal and state environmental regulations. The transportation and storage of crude oil and refined products involve a risk that hazardous liquids or vapors may be released into the environment, potentially causing harm to the public or environment. Such an incident may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resource damages and significant business interruption. We are subject to regulation by the DOT through safety standards and regulations promulgated by the PHMSA as well as regulations and rules enacted by the various federal and state environmental agencies. These regulations include, but are not limited to, regulations regarding pipeline design, construction, operation, maintenance, integrity, testing, spill prevention and spill response plans. Many of these regulations are becoming increasingly stringent and the cost of compliance can be expected to increase over time. In connection with this offering, we will enter into a services agreement with Western under which we will reimburse Western for the provision of certain personnel to provide operational services to us in support of our pipelines, terminalling and storage facilities, including routine and emergency maintenance and repair services, routine operational activities, routine administrative services, construction and related services. We expect Western will operate and maintain our assets and manage and train the employees in such a way as to mitigate the likelihood and consequence of any such incident and to remain in compliance with these various regulations.

Refined Product Quality Standards

Refined petroleum products that we transport are generally sold by our customers for consumption by the public. Various federal, state, and local agencies have the authority to prescribe product quality specifications for products. Changes in product quality specifications or blending requirements could reduce our throughput volumes, require us to incur additional handling costs or require capital expenditures. For example, different product specifications for different markets affect the fungibility of the products in our system and could require the development of additional storage. If we are unable to recover these costs through increased revenue, our cash flows and ability to pay cash distributions could be adversely affected. In addition, changes in the product quality of the products we receive on our product pipeline systems could reduce or eliminate our ability to blend products.

Security

We are also subject to Department of Homeland Security Chemical Facility Anti-Terrorism Standards, which are designed to regulate the security of high-risk chemical facilities and to the Transportation Security Administration’s Pipeline Security Guidelines. We have an internal program of inspection designed to monitor and enforce compliance with all of these requirements. We believe that we are in material compliance with all applicable laws and regulations regarding the security of our facilities.

While we are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standard are being considered in the U.S. Congress and by U.S. Executive Branch departments and agencies, including the Department of Homeland Security, and we may become subject to such standards in the future. We currently are implementing our own cyber security programs and protocols; however, we cannot guarantee their effectiveness. A significant cyber-attack could have a material effect on our operations and those of our customers.

Environmental Regulation

General

Our operations are subject to extensive and frequently changing federal, state, and local laws, regulations and ordinances relating to the protection of the environment. Among other things, these laws and regulations govern the emission or discharge of pollutants into or onto the land, air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to develop, maintain, operate and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to changes, or to changes in the interpretation of such laws and regulations, by regulatory authorities, and continued and future compliance with such laws and regulations may require us to incur significant expenditures. Additionally, violation of environmental laws, regulations, and permits can result in the imposition of significant administrative, civil and criminal penalties, injunctions limiting our operations, investigatory or remedial liabilities or construction bans or delays in the development of additional facilities or equipment. Additionally, a release of hydrocarbons or hazardous substances into the environment could, to the extent the event is not insured, subject us to substantial expenses, including costs to comply with applicable laws and regulations and to resolve claims by third parties for personal injury or property damage, or by the U.S. federal government or state governments for natural resources damages. These impacts could directly and indirectly affect our business and have an adverse impact on our financial position, results of operations, and liquidity. We cannot currently determine the amounts of such future impacts. For a description of indemnification obligations under our omnibus agreement, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Air Emissions and Climate Change

Our operations are subject to the Clean Air Act and its regulations and comparable state and local statutes and regulations in connection with air emissions from our operations. Under these laws, permits may be required before construction can commence on a new source of potentially significant air emissions, and operating permits may be required for sources that are already constructed. These permits may require controls on our air emission sources, and we may become subject to more stringent regulations requiring the installation of additional emission control technologies.

Future expenditures may be required to comply with the Clean Air Act and other federal, state, and local requirements for our various sites, including our pipeline and storage facilities. The impact of future legislative and regulatory developments, if enacted or adopted, could result in increased compliance costs and additional operating restrictions on our business, all of which could have an adverse impact on our financial position, results of operations, and liquidity.

These air emissions requirements also affect Western’s refineries from which we will receive substantially all of our revenue. Western has been required in the past, and may be required in the future, to incur significant capital expenditures to comply with new legislative and regulatory requirements relating to its operations. To the extent these capital expenditures have a material effect on Western, they could in turn have a material effect on our business and results of operations.

Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the EPA has issued Renewable Fuels Standards. These standards require the total volume of renewable transportation fuels (including ethanol and advanced biofuels) sold or introduced annually in the U.S. to rise to 36 billion gallons by 2022. The requirements could reduce future demand for petroleum products and thereby have an indirect effect on certain aspects of our business.

Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane, and other gases) are in various phases of discussion or implementation. These include requirements effective in January 2010 to report emissions of greenhouse gases to the EPA beginning in 2011, and proposed federal legislation and regulation as well as state actions to develop statewide or regional programs, each of which require or could require reductions in our greenhouse gas emissions or those of Western. Requiring reductions in greenhouse gas emissions could result in increased costs to (1) operate and maintain our facilities, (2) install new emission controls at our facilities and (3) administer and manage any greenhouse gas emissions programs, including acquiring emission credits or allotments. These requirements may also significantly affect Western’s domestic refinery operations and may have an indirect effect on our business, financial condition, and results of operations.

In addition, the EPA has proposed and may adopt further regulations under the Clean Air Act addressing greenhouse gases that some of our facilities may become subject to. Congress continues to consider legislation on greenhouse gas emissions, which may include a delay in the implementation of greenhouse gas regulations by EPA or a limitation on EPA’s authority to regulate greenhouse gases, although the ultimate adoption and form of any federal legislation cannot presently be predicted. The impact of future regulatory and legislative developments, if adopted or enacted, including any cap-and-trade program, is likely to result in increased compliance costs, increased utility costs, additional operating restrictions on our business, and an increase in the cost of products generally. Although such costs may impact our business directly or indirectly by impacting Western’s facilities or operations, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the present uncertainty regarding the additional measures and how they will be implemented.

In 2010, the State of New Mexico adopted regulations allowing New Mexico to participate in a regional greenhouse cap-and-trade program through the Western Climate Initiative and a set of in-state cap regulations to take effect the earlier of January 2013 or six months after the regional cap-and-trade regulations are no longer in effect. New Mexico repealed its regional cap-and-trade regulations in March 2012 and its in-state cap regulations in May 2012. Both repeals were appealed and dismissed.

In 2010, the EPA and the National Highway Transportation Safety Administration (“NHTSA”) finalized new standards, raising the required Corporate Average Fuel Economy, or CAFE, standard of the nation’s passenger fleet by 40% to approximately 35 miles per gallon by 2016 and imposing the first-ever federal greenhouse gas emissions standards on cars and light trucks. In September 2011, the EPA and the DOT finalized first-time standards for fuel economy of medium and heavy duty trucks. In August 2012, the EPA and NHTSA announced final regulations that mandated further decreases in passenger vehicle GHG emissions and increases in fuel economy beginning with 2017 model year vehicles and increasing to the equivalent of 54.5 miles per gallon by 2025. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed above, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at Western’s refineries, which could adversely impact our business, results of operations, and cash flows.

Waste Management and Related Liabilities

To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed.

CERCLA. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which is also known as Superfund, and comparable state laws impose liability, without regard to fault or to the legality of the original conduct, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the former and present owner or operator of the site where the release occurred and the transporters and generators of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of our ordinary operations, we generate waste that falls within CERCLA’s definition of a “hazardous substance” and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites. Pursuant to our omnibus agreement, Western indemnifies us and will fund all of the costs of required remedial action for our known historical and legacy spills and releases and, subject to a deductible per claim of $100,000, for spills and releases, if any, existing but unknown at the time of closing of this offering to the extent such existing but unknown spills and releases are identified within five years after closing of this offering.

RCRA. We also generate solid wastes, including hazardous wastes, that are subject to the requirements of the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous wastes. Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any changes in the regulations could increase our maintenance capital expenditures and operating expenses. We continue to seek methods to minimize the generation of hazardous wastes in our operations.

Hydrocarbon Wastes. We currently own and lease, and Western has in the past owned and leased, properties where hydrocarbons are being or for many years have been handled. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent further contamination.

Indemnity under the Omnibus Agreement. Under the omnibus agreement, Western will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the fifth anniversary of the closing of this offering, and will be subject to a per claim deductible of $100,000 before we are entitled to indemnification for losses incurred. For purposes of calculating the deductible, a “claim” will include all liabilities that arise from a discrete act or event. Any non-environmental liabilities for which Western will indemnify us will be subject to an aggregate deductible of $200,000 before we are entitled to indemnification for losses incurred and will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the fifth anniversary of the closing of this offering. There is no limit on the amount for which Western will indemnify us under the omnibus agreement once we meet the deductible, if applicable. We will not be indemnified for any future spills or releases of hydrocarbons or hazardous materials at our facilities or for any other environmental liabilities resulting from our own operations. In addition, we have agreed to indemnify Western for events and conditions associated with the ownership or operation of our assets due to occurrences after the closing of this offering and for environmental liabilities related to our assets to the extent Western is not required to indemnify us for such liabilities. Liabilities for which we will indemnify Western pursuant to the omnibus agreement are not subject to a deductible before Western is entitled to indemnification. There is no limit on the amount for which we will indemnify Western under the omnibus agreement. As a result, we may incur such expenses in the future, which may be substantial. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Water

Our operations can result in the discharge of pollutants, including crude oil and products. Regulations under the Water Pollution Control Act of 1972 (“Clean Water Act”), the Oil Pollution Act and state laws impose regulatory burdens on our operations. Spill prevention control and countermeasure requirements of federal laws and some state laws require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture, or leak. For example, the Clean Water Act requires us to maintain Spill Prevention Control and Countermeasure (“SPCC”) plans at many of our facilities. We maintain discharge permits as required under the National Pollutant Discharge Elimination System program of the Clean Water Act and have implemented systems to oversee our compliance efforts.

In addition, the transportation and storage of crude oil and products over and adjacent to water involves risk and subjects us to the provisions of the Oil Pollution Act and related state requirements. Among other requirements, the Oil Pollution Act requires the owner or operator of a tank vessel or a facility to maintain an emergency plan to respond to releases of oil or hazardous substances. Also, in case of any such release, the Oil Pollution Act requires the responsible company to pay resulting removal costs and damages. the Oil Pollution Act also provides for civil penalties and imposes criminal sanctions for violations of its provisions. We operate facilities at which releases of oil and hazardous substances could occur. We have implemented emergency oil response plans for all of our components and facilities covered by the Oil Pollution Act and we have established SPCC plans for facilities subject to Clean Water Act SPCC requirements.

Construction or maintenance of our pipelines, terminals, and storage facilities may impact wetlands, which are also regulated under the Clean Water Act by the EPA and the United States Army Corps of Engineers. Regulatory requirements governing wetlands (including associated mitigation projects) may result in the delay of our pipeline projects while we obtain necessary permits and may increase the cost of new projects and maintenance activities.

Employee Safety

We are subject to the requirements of the Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Endangered Species Act

The Endangered Species Act restricts activities that may affect endangered species or their habitats. While some of our facilities are in areas that may be designated as habitat for endangered species, we believe that we are in substantial compliance with the Endangered Species Act. As a result of a settlement approved by the U.S. District Court for the District of Columbia in September 2011, the U.S. Fish and Wildlife Service is required to consider listing more than 250 species as endangered or threatened before completion of the agency’s 2017 fiscal year. The designation of previously unprotected species as threatened or endangered in areas where we conduct operations or the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Hazardous Materials Transportation Requirements

The DOT regulations affecting pipeline safety for certain of our pipelines require pipeline operators to implement measures designed to reduce the environmental impact of crude oil and product discharge from onshore crude oil and product pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, the DOT regulations contain detailed specifications for pipeline operation and maintenance. We believe our operations are in compliance with these regulations. The DOT also has a pipeline integrity management rule, with which we are in substantial compliance.

Title to Properties and Permits

Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property and in some instances these rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. Western has obtained permits from public authorities to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, and state highways and, in some instances, these permits are revocable at the election of the grantor. Western has also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor’s election. In some states and under some circumstances, we have the right of eminent domain to acquire rights-of-way and lands necessary for our common carrier pipelines.

We believe that we have obtained or will obtain sufficient third-party consents, permits, and authorizations for the transfer of the assets and related property rights necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits, or authorizations that have not been obtained, we believe that these consents, permits, or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits, or authorizations will not have a material adverse effect on the operation of our business.

We believe that we will have satisfactory title to all of the assets that will be contributed to us at the closing of this offering. Under our omnibus agreement, Western will indemnify us for certain title defects and for failures to obtain certain consents and permits necessary to conduct our business. Record title to the land underlying some of our assets will continue to be held by affiliates of Western and will be leased to us pursuant to ground leases. Additionally, record title to some of our assets may continue to be held by affiliates of Western until we have made the appropriate filings in the jurisdictions that such assets are located and obtained any consents and approvals that are not obtained prior to transfer. We will make these filings and obtain these consents upon completion of this offering. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens, and easements, restrictions, and other encumbrances that the underlying properties were subject to at the time of acquisition by the Predecessor or us, we believe that none of these burdens should materially detract from the value of these properties or from our interest in these properties or should materially interfere with their use in the operation of our business.

Employees

We are managed and operated by the board of directors and executive officers of Western Refining Logistics GP, LLC, our general partner. Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by affiliates of our general partner though certain specified employees of Western will be seconded to us to provide operating, maintenance and other services with respect to the assets owned and operated by us under our direction, supervision and control pursuant to the services agreement. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately 300 employees that are also seconded to us, as well as other employees who may provide services to us from time to time. We believe that our general partner and its affiliates have a satisfactory relationship with those employees.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial condition or results of operations. In addition, under our omnibus agreement, Western will indemnify us for liabilities relating to litigation matters attributable to the ownership or operation of the contributed assets prior to the closing of this offering. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

MANAGEMENT

Management of Western Refining Logistics, LP

We are managed by the directors and executive officers of our general partner, Western Refining Logistics GP, LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. Western indirectly owns all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or, directly or indirectly, to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

Following the closing of this offering, we expect that our general partner will have five directors. Western will appoint all members to the board of directors of our general partner. In accordance with the NYSE’s phase-in rules, we will have two independent directors on the date that our common units are first listed on the NYSE and three independent directors within one year of that date.

Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by affiliates of our general partner though certain specified employees of Western and its affiliates will be seconded to us to provide operating, routine maintenance and other services with respect to the assets owned and operated by us under our direction, supervision and control pursuant to the services agreement. We sometimes refer to these individuals in this prospectus as our employees because they provide services to us directly.

Director Independence

Although most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company, the NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members within one year of the date our common units are first listed on the NYSE, and all of our audit committee members are required to meet the independence and financial literacy tests established by the NYSE and the Exchange Act.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

At least three independent members of the board of directors of our general partner will serve as the initial members of our audit committee. Our general partner initially may rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. Our conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. Any matters approved by our conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Directors and Executive Officers of Western Refining Logistics GP, LLC

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors are elected by the sole member of our general partner and are appointed for a one-year term and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, retirement, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. There are no family relationships among any of our directors or executive officers. Some of our directors and all of our executive officers will also serve as executive officers of Western.

Name	Age	Position with Western Refining Logistics GP, LLC
Jeff A. Stevens	49	Chief Executive Officer, President, and Director
Paul L. Foster	56	Director
David D. Kinder	39	Director Nominee
Michael C. Linn	61	Director Nominee
Scott D. Weaver	55	Director
Mark J. Smith	54	Executive Vice President
Gary R. Dalke	61	Chief Financial Officer
William R. Jewell	58	Chief Accounting Officer
Lowry Barfield	56	Senior Vice President, Legal - General Counsel and Secretary
Jeffrey S. Beyersdorfer	51	Senior Vice President, Treasurer, Director of Investor Relations, and Assistant Secretary
Matthew L. Yoder	43	Senior Vice President - Operations

Jeff A. Stevens has served as the Chief Executive Officer and President of our general partner and as a director of our general partner since July 2013. Mr. Stevens has also served as a director of Western since September 2005, as Western’s President since February 2009 and as its Chief Executive Officer since January 2010. Previously, Mr. Stevens served as Chief Operating Officer of Western since April 2008, as Executive Vice President since September 2005 and as Executive Vice President of one Western’s affiliates since 2000. In the past five years, Mr. Stevens has not served as a director of a publicly traded company other than Western or as a director of a registered investment company.

Paul L. Foster has served as a director of our general partner since July 2013. Mr. Foster has also served as Chairman of Western’s board of directors since September 2005. Mr. Foster served as the Western’s Chief Executive Officer from September 2005 until January 2010, when he was appointed Executive Chairman of Western. Mr. Foster also served as President of Western from September 2005 to February 2009. Previously, Mr. Foster was the President and Chief Executive Officer of one of Western’s affiliates. In the past five years, Mr. Foster has not served as a director of a publicly traded company other than Western or as a director of a registered investment company.

David D. Kinder has agreed to join the board of directors of our general partner upon the listing date and will serve as Chairman of the Audit Committee and a member of the Conflicts Committee. From May 2005 until March 2013, Mr. Kinder served as the Treasurer of Kinder Morgan Management, LLC, Kinder Morgan G.P., Inc. and Kinder Morgan Inc., and he also served as the Vice President, Corporate Development of each of these entities since October 2002. Mr. Kinder served as Treasurer of Kinder Morgan Holdco LLC from May 2007 until February 2011, and continued in the role of Vice President, Corporate Development and Treasurer of Kinder Morgan Inc. upon its conversion. From May 2012 until March 2013, he served as Vice President, Corporate Development and Treasurer of the general partner of El Paso Pipeline Partners, L.P. Mr. Kinder has not served as a director of a public company or a registered investment company in the last five years. We believe that Mr. Kinder’s many years of experience in the acquisition, divestiture, and development of midstream energy assets and the financing of such transactions, as well as his knowledge of the industries in which we operate and master limited partnerships generally, make him particularly well-suited to serve on the board of directors of our general partner.

Michael C. Linn has agreed to join the board of directors of our general partner prior to or upon the listing date and will serve as a member of the Audit Committee and Conflicts Committee. Mr. Linn is the founder of Linn Energy LLC and has served as a director of Linn Energy LLC since December 2011. Prior to such time, he was Executive Chairman of the Board of Directors of Linn Energy LLC since January 2010 and Chairman and Chief Executive Officer of Linn Energy, LLC from December 2007 to January 2010. Following his retirement as Executive Chairman of the Board of Linn Energy LLC in December 2011, Mr. Linn formed MCL Ventures LLC, a private investment vehicle that will focus on purchasing oil and gas royalty interests as well as non-operated interests in oil and gas wells, subject to the non-competition provisions in his retirement agreement with Linn Energy LLC. Mr. Linn has served as a member of the board of directors of Nabors Industries Ltd. since February 2012, a senior advisor to Quantum Energy Partners since December 2012, a member of the board of directors of Black Stone Minerals since January 2013, and a member of the board of directors of Centrica, plc since June 2013. Except as listed above, Mr. Linn has not served as a director of a public company or a registered investment company in the last five years. We believe that Mr. Linn’s many years of experience as the chief executive officer of publicly traded oil and gas company, as well as his deep industry knowledge and prior public company board experience, make him particularly well-suited to serve on the board of directors of our general partner.

Scott D. Weaver has served as a director of our general partner since July 2013. Mr. Weaver has also served as a director of Western since September 2005. Mr. Weaver has served as one of Western’s executive officers since September 2005, and is currently Vice President, Assistant Treasurer and Assistant Secretary of Western. From 2000 to August 2005, he served as Chief Financial Officer, Treasurer and Secretary of one of Western’s affiliates. Mr. Weaver also served as Western’s Chief Administrative Officer from September 2005 to December 2007 and as interim Treasurer for Western from September 2009 to January 2010. Mr. Weaver also serves as a member of the board of directors of Encore Wire Corporation, a publicly traded copper wire manufacturing company. Except as listed above, Mr. Weaver has not served as a director of a public company or a registered investment company in the past five years.

Mark J. Smith has served as Executive Vice President of our general partner since July 2013. Mr. Smith has also served as Western’s President—Refining and Marketing since February 2009. Previously, Mr. Smith served as Western’s Executive Vice President—Refining since August 2006.

Gary R. Dalke has served as our general partner’s Chief Financial Officer since July 2013. Mr. Dalke has also served as Western’s Chief Financial Officer since August 2005. Previously, from 2003 until August 2005, Mr. Dalke served as the Chief Accounting Officer of one of Western’s affiliates. From September 2005 to June 2007, Mr. Dalke also served as Treasurer of Western.

William R. Jewell has served as our general partner’s Chief Accounting Officer since July 2013. Mr. Jewell has also served as Western’s Chief Accounting Officer since July 2007.

Lowry Barfield has served as the Senior Vice President, Legal—General Counsel and Secretary of our general partner since July 2013. Mr. Barfield has also served as Western’s Senior Vice President—Legal, General Counsel and Secretary since 2007.

Jeffrey S. Beyersdorfer has served as the Senior Vice President, Treasurer, Director of Investor Relations, and Assistant Secretary of our general partner since July 2013. Mr. Beyersdorfer has also served as Western’s Senior Vice President—Treasurer, Director of Investor Relations and Assistant Secretary since January 2010. From 2008 to 2009, Mr. Beyersdorfer served as Corporate Treasurer of FMC Technologies, Inc., where he was responsible for treasury operations, balance sheet management, foreign exchange and risk management.

Matthew L. Yoder has served as Senior Vice President—Operations of our general partner since July 2013. Mr. Yoder has also served as Western’s Senior Vice President—Retail and Administration since December 2007.

Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal by the board of directors. Officers serve at the discretion of the board of directors.

Compensation of Our Directors and Executive Officers

Executive Compensation

We and our general partner were formed in July 2013 and, as such, have not accrued any obligations with respect to compensation for officers for the 2012 fiscal year or for any prior period. In addition, we do not directly employ any of the persons responsible for managing or operating our business. Instead, we are managed by our general partner, the executive officers of which are employees of Western. Prior to the completion of this offering, we and our general partner will enter into an omnibus agreement with Western pursuant to which, among other matters:

•	Western will make available to our general partner the services of the Western employees who will serve as the executive officers of our general partner; and

•	Our general partner will be obligated to reimburse Western for the portion of the costs allocated to us that Western incurs providing compensation and benefits to such Western employees.

Pursuant to the applicable provisions of our partnership agreement, we will reimburse our general partner for the costs it reimburses to Western for the compensation and benefits of the Western employees, including executive officers, who provide services to operate our business.

We expect that each of our executive officers will continue to perform services for our general partner, as well as Western and its affiliates, after the completion of this offering. Our executive officers will continue to participate in Western’s compensation programs and, except with respect to any awards that may be granted under the new long-term incentive plan we expect to adopt prior to the completion of this offering (the “Long-Term Incentive Plan”), our executive officers will not receive separate amounts of compensation in relation to their services provided to us. Please see the description of our Long-Term Incentive Plan below under the heading “Long-Term Incentive Plan.”

Western provides compensation to its executives in the form of base salaries, annual performance bonuses, long-term performance unit awards and participation in various employee benefits plans and arrangements, including the Western match for the Western 401(k) plan and Western-paid life insurance premiums. In addition, except for Mr. Yoder, all of our executive officers have entered into employment agreements with Western, pursuant to which they would receive severance payments and continued benefits from Western in the event of certain involuntary terminations of employment (with an enhanced level of severance payment, payout of performance awards, and accelerated vesting of equity awards if such termination occurs in connection with a change in control of Western). In the future, as Western and our general partner formulate and implement the compensation programs for our executive officers, Western and/or our general partner may provide different and/or additional compensation components, benefits and/or perquisites to our executive officers, to ensure that they are provided with a balanced, comprehensive and competitive compensation structure.

Except with respect to awards granted under our Long-Term Incentive Plan, compensation paid or awarded by us in 2013 will consist only of the portion of compensation paid by Western that is allocated to us and our general partner pursuant to Western’s allocation methodology and subject to the terms of the omnibus agreement. Although we will bear an allocated portion of Western’s costs of providing compensation and benefits to the Western employees who serve as the executive officers of our general partner, we will have no control over such costs and will not establish or direct the compensation policies or practices of Western.

Each executive officer will be fully indemnified by us for actions associated with being an executive officer to the fullest extent permitted under Delaware law pursuant to an indemnification agreement and our partnership agreement.

Director Compensation

We and our general partner were formed in July 2013 and, as such, have not accrued or paid any obligations with respect to compensation for directors for the 2012 fiscal year or for any prior period.

Officers or employees of our general partner who also serve as directors of our general partner will not receive additional compensation for such service. Directors of our general partner who are not also officers or employees of our general partner will receive cash compensation on a quarterly basis as a retainer and for attending meetings of the board of directors and committee meetings and grants under our Long-Term Incentive Plan as follows:

•	A cash retainer of $50,000 per year, paid quarterly.

•	For the audit committee chair, an additional cash retainer of $15,000 per year and for the Conflicts Committee chair, an additional cash retainer of $10,000 per year, each paid quarterly.

•	An additional cash payment of $1,500 for each board of directors or committee meeting attended.

•

Annual grants under our Long-Term Incentive Plan of a number of phantom units with a fair market value equal to approximately $60,000 at the date of grant. These phantom units will generally vest at the end of the quarter in which the one-year anniversary of the date of grant occurs.

In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law pursuant to a director indemnification agreement and our partnership agreement.

Long-Term Incentive Plan

Our general partner intends to implement the Western Refining Logistics, LP 2013 Long Term Incentive Plan, or the LTIP, prior to the completion of this offering. The LTIP will be for the benefit of employees, consultants, and directors of our general partner and its affiliates, who perform services for us. Any awards that are made under our long-term incentive plan to our executive officers will be approved by the board of directors of our general partner or a committee thereof that may be established for such purpose. We will be responsible for the cost of awards granted under the LTIP.

The description of the LTIP set forth below is a summary of the material features of the plan our general partner intends to adopt. This summary, however, does not purport to be a complete description of all the provisions of the LTIP. This summary is qualified in its entirety by reference to the LTIP, which is filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who are essential to our growth and profitability and to encourage them to devote their best efforts to advancing our business by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units. The LTIP provides for grants of (1) Restricted Units, (2) unit appreciation rights, referred to as UARs, (3) unit options, referred to as Options, (4) Phantom Units, (5) Unit Awards, (6) substitute awards, (7) other Unit-Based Awards, (8) cash awards, (9) performance awards and (10) distribution equivalent rights, referred to as DERs, collectively referred to as Awards. Any individual that receives an Award under the LTIP is referred to as a “participant” below.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the “committee” for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The committee will have the power to determine to whom and when Awards will be granted, determine the amount of Awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), accelerate the vesting provisions associated with an Award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. In the event that the committee is not comprised of “nonemployee directors” within the meaning of Rule 16b-3 under the Exchange Act, the full Board or a subcommittee of two or more nonemployee directors will administer all Awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all Awards under the LTIP shall not exceed 4,500,000 common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of Awards, as provided under the LTIP.

If a common unit subject to any Award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an Award or because an Award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer, or exercise pursuant to Awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing.

Awards

Restricted Units. A Restricted Unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. The committee shall provide, in the Restricted Unit agreement, whether the Restricted Unit will be forfeited upon certain terminations of employment. If determined by the committee, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Unit with respect to which such common unit or other property has been distributed. Absent such a restriction on distribution rights in the Award agreement, such distributions shall be paid to the holder of the Restricted Unit at the same time distributions are paid by the Partnership to its unitholders.

Options. Option Awards are options to acquire common units at a specified price. The exercise price of each Option granted under the LTIP will be stated in the Option agreement and may vary; provided, however, that, the exercise price for an Option must not be less than 100% of the fair market value per common unit as of the date of grant of the Option unless that Option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. Options may be exercised in the manner and at such times as the committee determines for each Option, unless that Option is determined to be subject to Section 409A of the Code, where the Option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of an Option and the methods and forms in which common units will be delivered to a participant.

UARs. A UAR is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the exercise price of the UAR. The committee will be able to make grants of UARs and will determine the time or times at which a UAR may be exercised in whole or in part. The exercise price of each UAR granted under the LTIP will be stated in the UAR agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the UAR unless that UAR Award is intended to otherwise comply with the requirements of Section 409A of the Code.

Phantom Units. Phantom Units are rights to receive common units, cash or a combination of both at the end of a specified period. The committee may subject Phantom Units to restrictions (which may include a risk of forfeiture) to be specified in the Phantom Unit agreement that may lapse at such times determined by the committee. Phantom Units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the Phantom Unit, or any combination thereof determined by the committee. Except as otherwise provided by the committee in the Phantom Unit agreement or otherwise, Phantom Units subject to forfeiture restrictions may be forfeited upon termination of a participant’s employment prior to the end of the specified period. Cash distribution equivalents may be paid during or after the vesting period with respect to a Phantom Unit, as determined by the committee.

Unit Awards. The committee will be authorized to grant common units that are not subject to restrictions. The committee may grant Unit Awards to any eligible person in such amounts as the committee, in its sole discretion, may select.

Substitute Awards. The LTIP will permit the grant of Awards in substitution for similar awards held by individuals who become employees, consultants or directors as a result of a merger, consolidation, or acquisition by or involving us, an affiliate of another entity, or the assets of another entity. Such substitute Awards that are Options or UARs may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and its regulations and other applicable laws and exchange rules.

Unit-Based Awards. The LTIP will permit the grant of other Unit-Based Awards, which are Awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the Unit-Based Award may be paid in common units, cash or a combination thereof, as provided in the Award agreement.

Cash Awards. The LTIP will permit the grant of Awards denominated in and settled in cash. Cash Awards may be based, in whole or in part, on the value or performance of a common unit.

Performance Awards. The committee may condition the right to exercise or receive an Award under the LTIP, or may increase or decrease the amount payable with respect to an Award, based on the attainment of one or more performance conditions deemed appropriate by the committee.

DERs. The committee will be able to grant DERs in tandem with Awards under the LTIP (other than an award of Restricted Units or Unit Awards), or DERs may be granted alone. DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the DER is outstanding. Payment of a DER issued in connection with another Award may be subject to the same vesting terms as the Award to which it relates or different vesting terms, in the discretion of the committee.

Miscellaneous

Tax Withholding. At our discretion, and subject to conditions that the committee may impose, a participant’s minimum statutory tax withholding with respect to an Award may be satisfied by withholding from any payment related to an Award or by the withholding of common units issuable pursuant to the Award based on the fair market value of the common units.

Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) if adjustments to Awards with respect to such event were discretionary, the committee will equitably adjust the number and type of units covered by each outstanding Award and the terms and conditions of such Award to equitably reflect the restructuring event, and the committee will adjust the number and type of units with respect to which future Awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to Awards were discretionary, the committee shall have complete discretion to adjust Awards in the manner it deems appropriate. In the event the committee makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common units (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange, or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the LTIP, as appropriate, with respect to the maximum number of units available under the LTIP, the number of units that may be acquired with respect to an Award, and, if applicable, the exercise price of an Award, in order to prevent dilution or enlargement of Awards as a result of such events.

Change of Control. Upon a “change of control” (as defined in the LTIP), the committee may, in its discretion, (i) remove any forfeiture restrictions applicable to an Award, (ii) accelerate the time of exercisability or vesting of an Award, (iii) require Awards to be surrendered in exchange for a cash payment, (iv) cancel unvested Awards without payment or (v) make adjustments to Awards as the committee deems appropriate to reflect the change of control.

Termination of Employment or Service. As a general matter, the consequences of the termination of a grantee’s employment, consulting arrangement, or membership on the board of directors will be determined by the committee in the terms of the relevant award agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by:

•	each person who then will beneficially own 5% or more of the then outstanding units;

•	each director and named executive officer of Western Refining Logistics GP, LLC; and

•	all directors and officers of Western Refining Logistics GP, LLC as a group.

The information set forth in the table assumes no exercise of the underwriter’s option to purchase additional common units. The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 10, 2013, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The following table does not include any common units that directors, director nominees and executive officers may purchase in this offering through the directed unit program described under “Underwriting.” The percentage of units beneficially owned is based on a total of 22,811,000 common units and 22,811,000 subordinated units outstanding immediately following this offering.

Name of Beneficial Owner (1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common and Subordinated Units to be Beneficially Owned
Western Refining, Inc.(2)	9,061,000	39.7%	22,811,000	100%	69.9%
Paul L. Foster	—	—%	—	—%	—%
Jeff A Stevens	—	—%	—	—%	—%
Scott D. Weaver	—	—%	—	—%	—%
David D. Kinder	—	—%	—	—%	—%
Michael C. Linn	—	—%	—	—%	—%
Mark J. Smith	—	—%	—	—%	—%
Gary R. Dalke	—	—%	—	—%	—%
William R. Jewell	—	—%	—	—%	—%
Lowry Barfield	—	—%	—	—%	—%
Jeffrey S. Beyersdorfer	—	—%	—	—%	—%
Matthew L. Yoder	—	—%	—	—%	—%
All directors and executive officers as a group (11 persons)	—	—%	—	—%	—%

*	Less than 1%.

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 123 W. Mills Avenue, El Paso, Texas 79901.
(2)	Includes common and subordinated units owned directly by Western Refining Southwest, Inc. and Western Refining Company, L.P., each of which are indirect wholly-owned subsidiaries of Western Refining, Inc.

The following table sets forth, as of September 26, 2013, the number of shares of common stock of Western owned by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group:

Name of Beneficial Owner (1)	Total Shares of Common Stock Beneficially Owned	Percentage of Total Shares of Common Stock Beneficially Owned
Paul L. Foster	20,906,818	26.2%
Jeff A Stevens	4,000,517	5.0%
Scott D. Weaver	1,501,692	1.9%
David D. Kinder	—	—
Michael C. Linn	—	—
Mark J. Smith	123,335	*
Gary R. Dalke	109,803	*
William R. Jewell	98,119	*
Lowry Barfield	67,305	*
Matthew L. Yoder	63,847	*
Jeffrey S. Beyersdorfer	44,381	*
All directors and executive officers as a group (11 persons)	26,915,817	33.8%

*	Less than 1%.

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 123 W. Mills Avenue, El Paso, Texas 79901.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Western will own 9,061,000 common units and 22,811,000 subordinated units representing an aggregate 69.9% limited partner interest in us. In addition, our general partner will own a non-economic general partner interest and all the incentive distribution rights in us.

Distributions and Payments to Our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Western Refining Logistics, LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by Western and its affiliates for the contribution of the assets and liabilities to us	•	9,061,000 common units;

•	22,811,000 subordinated units;

•	the incentive distribution rights;

•	a non-economic general partner interest in us; and

•	a cash distribution of the net proceeds of this offering in excess of $75 million, in part to reimburse them for certain capital expenditures.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions to our unitholders pro rata, including Western, as the holder of 9,061,000 common units and 22,811,000 subordinated units. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, Western will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, Western would receive an annual distribution of approximately $36.7 million on its common and subordinated units.

Reimbursement of our general partner and its affiliates	Our general partner and its affiliates will be entitled to reimbursement for all expenses they incur on our behalf, including salaries and employee benefit costs for employees who provide services to us, and all other necessary or appropriate expenses allocable to us or reasonably incurred by our general partner and its affiliates in connection with operating our business. Except to the extent specified in the omnibus agreement or services agreement, our general partner will determine the expenses that are allocable to us in good faith, but there will be no limit on the amount of expenses for which our general partner and its affiliates will be reimbursed.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its incentive distribution rights will either be sold for the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of General Partner.”

Liquidation Stage

Liquidation	If we are ever liquidated, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties have entered into or will enter into the various documents and agreements that will affect the offering transactions, the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with Western, certain of its subsidiaries, and our general partner. The omnibus agreement will address the following items:

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our obligation to reimburse Western for the provision by Western of certain general and administrative services (which reimbursement is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement and services agreement), as well as certain other direct or allocated costs and expenses incurred by Western on our behalf;

•	our rights of first offer to acquire certain logistics assets from Western;

•

an indemnity by Western for certain environmental and other liabilities, and our obligation to indemnify Western for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent Western is not required to indemnify us;

•	Western’s transfer of certain environmental permits related to our assets to us and our use of such permits prior to the transfer thereof; and

•	the granting of a license from Western to us with respect to use of certain Western trademarks and our granting of a license to Western with respect to use of certain of our trademarks.

The omnibus agreement will also generally terminate in the event of a change of control of us or our general partner.

Reimbursement of Expenses

We will reimburse Western for the provision of various centralized general and administrative services to us. This reimbursement will be in addition to our reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement. Among other things, Western will be required to maintain property, liability and business interruption policies covering our business, to name us as an additional insured under these policies and to provide notice to us of material changes to and renewals of such policies. Also under the omnibus agreement, we will be obligated to reimburse Western for certain premium payments made by Western in connection with these policies. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties—Conflicts of Interest—We will reimburse our general partner and its affiliates for expenses.”

Right of First Offer

Under the omnibus agreement, until the earlier to occur of the 10th anniversary of the closing of this offering and the date that we are no longer controlled by Western, if Western decides to sell, transfer, or otherwise dispose of any of the interests listed below, Western will provide us with the opportunity to make the first offer on such assets:

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TexNew Mex 16” Pipeline. At the closing of this offering, Western will contribute to us an approximately 43-mile segment of its TexNew Mex 16” Pipeline, and retain the remaining 299-mile segment that is currently not operating but are being evaluated for return to service. The retained segment extends from our crude oil station in Star Lake, New Mexico in the Four Corners area to near Maljamar, New Mexico in the Delaware Basin, and has hydraulic capacity to flow in a northerly or southerly direction. Western also anticipates the potential construction of crude oil gathering and storage tanks along this line should it be brought back into service. However, we currently do not expect Western to return this pipeline to service during the twelve months ending September 30, 2014.

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Jal NGL Terminal. Western’s Jal NGL Terminal, located in Lea County, New Mexico, receives, stores, and ships various light hydrocarbon products or NGLs via truck, rail, and pipeline. Western uses approximately 25% of this terminal’s throughput capacity primarily to receive and store butanes in support of its El Paso Refinery. Primary storage at the Jal NGL Terminal consists of four large NGL storage caverns, with a combined storage capacity of approximately 562,000 barrels, that are connected to the Enterprise MAPL system connecting NGL hubs at Conway, Kansas and Mt. Belvieu, Texas. Brine ponds are available on site to support product movement in and out of the storage caverns. The terminal also includes 17 storage tanks with a combined shell storage capacity of approximately 15,000 barrels, and loading and unloading capacity of up to 6,000 bpd, utilizing either a three-bay truck rack or a rail loading facility located on the Texas-New Mexico Railroad that has 16 loading spots.

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Crude Oil Trucking and Refined Products Trucking. Western operates a fleet of approximately 190 crude oil and refined product truck transports. Twenty-nine crude truck transports in the Four Corners area gather approximately 9,100 bpd of crude oil, and Western anticipates growing its newly-created Delaware Basin fleet to approximately 40 truck transports by the end of 2013. In addition, Western has a fleet of 156 refined product truck transports that operate in Texas, New Mexico, Arizona, Colorado, Utah, and California.

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Wholesale Fuel/Jobber/Lube Facilities. Western’s wholesale operations market and distribute approximately 73,900 bpd of Western’s refinery production. Western’s lubricant marketing, distribution and warehousing operations handle approximately one million gallons per month. Western’s wholesale operations distribute refined products and lubricants in Arizona, California, Colorado, Nevada, New Mexico, and Texas.

In addition, Western will grant us a right of first offer to acquire additional logistics assets in Texas west of Interstate 35, Arizona, Colorado, New Mexico and Utah that it may construct or acquire in the future. We refer to this region, when discussing our rights of first offer elsewhere in this prospectus, as the “Permian Basin and Four Corners area.”

The consummation and timing of any acquisition by us of the interests covered by our rights of first offer will depend upon, among other things, Western’s willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and commercial agreement with respect to the asset and our ability to obtain financing on acceptable terms. Please read “Risk Factors—Risks Related to Our Business—Our rights of first offer to acquire certain of Western’s existing assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.”

In addition, for purposes of our forecast included elsewhere in this prospectus, we have not budgeted for any growth capital expenditures for the twelve months ending September 30, 2014 and expect to fund growth capital expenditures primarily from a combination of cash-on-hand, borrowings under our revolving credit facility or the issuance of additional equity or debt securities. To the extent we issue additional units to fund future acquisitions or expansion capital expenditures, the payments of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level.

Indemnification

Under the omnibus agreement, Western will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of our assets and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the fifth anniversary of the closing of this offering, and will be subject to a deductible of $100,000 per claim before we are entitled to indemnification. For purposes of calculating the deductible, a “claim” will include all liabilities that arise from a discrete act or event. There is no limit on the amount for which Western will indemnify us under the omnibus agreement once we meet the deductible, if applicable. Western will also indemnify us for failure to obtain certain consents, licenses and permits necessary to conduct our business, including the cost of curing any such condition, and litigation matters, in each case that are identified prior to the fifth anniversary of the closing of this offering. These claims will be subject to an aggregate deductible of $200,000 before we are entitled to indemnification.

Western will also indemnify us for liabilities relating to:

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the assets contributed to us, other than environmental liabilities, that arise out of the ownership or operation of the assets prior to the closing of this offering and that are asserted prior to the fifth anniversary of the closing of this offering;

•

events and conditions associated with any assets retained by Western, other than environmental liabilities associated with the retained assets to the extent caused by our gross negligence or willful misconduct;

•	litigation matters attributable to the ownership or operation of the contributed assets prior to the closing of this offering;

•

the failure of Western to validly transfer to us any right-of-way, consent, license, permit or approval necessary for us to own or operate the contributed assets in substantially the same manner as owned or operated by Western prior to this offering; and

•

all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to Western’s contribution of those assets to us in connection with this offering.

We have agreed to indemnify Western for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent Western is not required to indemnify us as described above. There is no limit on the amount for which we will indemnify Western under the omnibus agreement.

License of Name and Trademark

Western will grant us a non-transferable, nonexclusive, royalty free right and license to use Western’s trademarks and tradenames owned by Western, and we will grant Western a non-transferable, nonexclusive, royalty free right and license to use trademarks and tradenames owned by us. This license will terminate upon the termination of the omnibus agreement.

Use and Transfer of Permits

Western will agree to permit us to operate any of our assets under any of Western’s existing environmental permits for an interim period following the closing of this offering, but will also agree to promptly file all applications needed for, and cooperate to arrange, the transfer of any such environmental permits to us, to the extent they have not been transferred on or prior to the closing of this offering. With respect to certain environmental permits related to operations of Western’s El Paso Refinery, Western will be permitted to temporarily delay the transfer of such permits to us until such time as it completes its application for permits with respect to existing construction projects at the El Paso Refinery.

Services Agreement

In connection with this offering, we will enter into a services agreement with Western under which we will reimburse Western for its provision to us of certain personnel to provide operational services to us and under our supervision in support of our pipelines and gathering assets and terminalling and storage facilities, including routine and emergency maintenance and repair services, routine operational activities, routine administrative services, construction and related services and such other services as we and Western may mutually agree upon from time to time. Western will prepare and submit for our approval a maintenance, operating and capital budget on an annual basis. Western will submit actual expenditures for reimbursement on a monthly basis and we will reimburse Western for any direct costs actually incurred by Western in providing these services.

We may terminate any of the services provided by the personnel provided by Western upon 30 days’ prior written notice. Either party may terminate this agreement upon prior written notice if the other party is in material default under the agreement and such party fails to cure the material default within 20 business days. The services agreement will have an initial term of ten years and may be renewed by two additional five-year terms upon our agreement with Western evidenced in writing prior to the end of the initial term of ten years or the first renewal term of five years. If a force majeure event prevents a party from carrying out its obligations (other than to make payments due) under the agreement, such obligations, to the extent affected by force majeure, will be suspended during the continuation of the force majeure event. These force majeure events include acts of God, strikes, lockouts or other industrial disturbances, wars, riots, fires, floods, storms, orders of courts or governmental authorities, explosions, terrorist acts, accidental disruption of service, breakage, breakdown of machinery, storage tanks or lines of pipe and inability to obtain or unavoidable delays in obtaining material or equipment, and any other circumstances not reasonably within the control of the party claiming suspension and which by the exercise of due diligence such party is unable to prevent or overcome.

Under the agreement, Western will indemnify us from any claims, losses or liabilities incurred by us, including third-party claims, arising from Western’s performance of the agreement to the extent caused by Western’s breach of contract, gross negligence or willful misconduct. We will indemnify Western from any claims, losses or liabilities incurred by Western, including any third-party claims, arising from Western’s performance of the agreement or from our breach of the agreement, except to the extent such claims, losses or liabilities are caused by Western’s breach of contract, gross negligence or willful misconduct.

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance and assignment agreement, which we refer to as our contribution agreement, with Western, certain of Western’s subsidiaries and our general partner under which Western will contribute all of our initial assets to us.

Our Commercial Agreements with Western

Under our various commercial agreements with Western, we will provide various crude oil gathering, terminalling, and storage services to Western or certain of its subsidiaries, and Western will commit to provide us with minimum monthly throughput volumes of crude oil and refined and other products, and reserve certain firm storage capacity. Western’s obligations under these commercial agreements will not terminate if Western no longer controls our general partner. Our commercial agreements include provisions that permit Western to suspend, reduce, or terminate its obligations under the applicable agreement if certain events occur. These events include Western deciding to permanently or indefinitely suspend refining operations at one or both of its refineries, as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. These force majeure events include:

•	acts of God, fires, floods or storms;

•	compliance with orders of courts or any governmental authorities;

•	explosions, wars, terrorist acts or riots;

•	inability to obtain or unavoidable delays in obtaining material or equipment;

•	accidental disruption of service;

•

events or circumstances similar to those above that prevent a party’s ability to perform its obligations under the agreement, to the extent that such events or circumstances are beyond the party’s reasonable control and could not have been prevented by such party’s due diligence;

•	strikes, lockouts or other industrial disturbances; and

•	breakdown of refinery facilities, machinery, storage tanks or pipelines irrespective of the cause thereof.

Pipeline and Gathering Services Agreement

Fees and Services. We will enter into a pipeline and gathering services agreement with Western under which we will agree to transport crude oil on our Permian Basin system to Western’s El Paso Refinery and on our Four Corners system to Western’s Gallup Refinery. We will charge Western fees for the services described below.

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Mainline Movement Fees—Under the agreement, Western will be obligated to transport, on an aggregate basis, an average of at least 62,590 bpd of crude oil, through the separately tariffed segments of our pipeline systems, at an average fee for the committed volume of $1.14 per barrel.[4] The aggregate fee for this committed throughput is approximately $2.2 million per month. For volumes shipped on any segment of our pipeline systems in excess of the committed volumes for such segment, we will charge Western the same per barrel transportation fee applicable to the committed volumes transported on such segment;

[4]	Some barrels of crude oil in route to Western’s Gallup refinery are transported on more than one of our mainlines. Western’s 62,590 bpd transportation obligation includes each barrel transported on each mainline. These commitments by mainline are as follows: Delaware Basin System mainline—27,250 bpd; Four Corners East and West mainlines—23,160 bpd; 11,210 bpd on the San Juan and TexNew Mex 16” mainlines which transport crude oil to the Four Corners East mainline; and the Wingate mainline—970 bpd.

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Gathering (Truck Offloading) Fees—We will charge Western a weighted average fee of approximately $0.51 for each barrel of crude oil we gather and unload for Western from trucks arriving at our crude oil stations, which varies by location. Western will agree to utilize gathering/unloading services resulting in a minimum monthly fee of approximately $0.5 million per month, referred to as the “minimum gathering and unloading fee.” For volumes gathered or unloaded in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes;

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Pipeline Tank Storage Fees—We will charge Western fees to reserve storage capacity for Western’s use of our crude oil storage associated with our crude oil pipeline systems. Western will pay us a weighted average monthly fee of $0.51 per barrel to reserve, on a firm basis, approximately 566,000 barrels of such storage capacity, representing 100% of active pipeline tank storage capacity, resulting in a minimum monthly fee of approximately $0.3 million, referred to as the “minimum pipeline tank storage fee”. Western has no obligation to utilize the underlying storage capacity, and will incur no fines or penalties for any failure to utilize such capacity, but is obligated to pay the minimum monthly payment regardless of the amount of capacity actually utilized; and

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Pipeline Gathering and Injection into System Fees—We will charge Western an average fee for the committed volume of $0.05 for each barrel of crude oil we inject for Western into pipeline systems from adjacent tanks. Western will agree to utilize gathering and injection services resulting in a minimum monthly fee of approximately $33,000 per month. For volumes gathered or injected in excess of the committed volumes, we will charge Western the same per barrel fee applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the pipeline and gathering services agreement for mainline movements, firm storage capacity reservation, gathering and injection, and gathering and unloading fees are approximately $3.0 million per month, referred to as the “minimum pipeline and gathering fee.” For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under our pipeline and gathering services agreement would account for approximately 87% of the revenues we forecast to be generated by our pipeline and gathering assets for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

Payments; Shortfall Payments. We will invoice Western for fees owed to us on a monthly basis. If, after taking into account any third-party credits, the actual invoice amount is less than the minimum pipeline and gathering fee due for such month, we will invoice that amount to Western as a “shortfall.” The amount of any shortfall payment paid by Western for pipeline and gathering services (but not storage) will be credited against any amounts owed by Western for the transportation, gathering, unloading or injection of volumes in excess of the volumes underlying the minimum pipeline and gathering fee during any of the succeeding twelve months. Following such twelve-month period, any remaining portion of that shortfall credit will expire.

Third-Party Credits. To the extent any of the assets covered by the pipeline and gathering services agreement become prorated and we are required to transport volumes or otherwise provide third-party service on such assets such that insufficient capacity exists for Western to meet its minimum volume commitment, Western will be entitled to reduce any related shortfall payment it would otherwise owe in any applicable month by the aggregate amount of transportation and other fees received by us from third parties with respect to such third-party services (referred to as a “third-party credit”) that resulted in our inability to provide sufficient capacity to allow Western to meet its minimum volume commitment. In no event, however, will the aggregate fees payable to us by Western in any month be reduced below zero.

Rate Matters. We will adjust transportation fees annually at a rate equal to the percentage change in any inflationary index promulgated by the FERC, in accordance with the FERC’s indexing methodology. If the FERC terminates its indexing methodology, we will adjust our transportation fees and tariff rates annually by a percentage equal to the change in the PPI. All other storage and injection and gathering fees will be adjusted annually by a percentage equal to the PPI. In no event, however, will any rate or tariff in the agreement be adjusted below the initial amount of such rate or tariff.

Under this agreement, each party has agreed not to commence or support any tariff filing, application, protest, complaint or other proceeding before the FERC or any other applicable state regulatory agency for the purpose of requesting the FERC or such other agency to accept or set transportation rates or rules that would be inconsistent with the terms of the agreement, provided that Western will continue to have the right to challenge any proposed changes in our base tariff rates to the extent the changes are inconsistent with the FERC’s indexing methodology or other rate changing methodologies.

Reimbursements. If we agree to make any capital expenditures at Western’s request, Western will reimburse us for, or we will have the right in certain circumstances to file for an increased tariff rate to recover, the actual cost of such capital expenditures. In addition, if new laws or regulations that affect the services that we provide to Western under this agreement are enacted or promulgated that require us to make material capital expenditures, the agreement will provide us with a right to impose a monthly surcharge to cover Western’s share of the cost of complying with these laws or regulations, or we will have the right in certain circumstances to file for an increased tariff rate to recover the cost of complying with these laws or regulations, after we have made efforts to mitigate these costs. For non-tariff matters, Western’s share of the cost will be calculated based on the volumes of product we handle for Western at an impacted facility compared to the total volumes of product we handle. Western will also reimburse us for the amounts of any taxes (other than income taxes, gross receipt taxes, personalty and other property taxes and similar taxes) and non-routine, non-recurring, extraordinary regulatory and third-party fees we incur on Western’s behalf for the services we provide to Western under the agreement to the extent permitted by law. We and Western will negotiate in good faith to agree on the amount of any such reimbursement.

Loss Allowances. Under the agreement, in accordance with the pipeline loss allowance provisions of our transportation fees and tariffs, there is a 0.20% pipeline loss allowance for the crude oil shipped on our pipeline systems. Each month we will invoice Western for 0.20% of the volume delivered to us by Western for such month as a volume loss at a price equal to such month’s calendar day average for WTI crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel. Following the end of such month, we will calculate the actual volume loss and will provide a credit to Western for the amount of such actual volume loss at a price equal to such month’s calendar day average for WTI crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel.

Refinery Shutdowns. Western is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of a refinery for scheduled turnarounds or other regular servicing or maintenance. If Western decides to permanently or indefinitely suspend, in full or in part, refining operations at its El Paso or Gallup Refinery for a period that will continue for at least 12 consecutive months, then Western may terminate or proportionately reduce, as applicable, its obligations under the agreement with respect to the affected pipeline system or other facilities, as applicable, at the end of such 12-month period upon prior written notice to us, unless Western has provided notice to us of its intent to resume operations at such refinery more than two months prior to the expiration of such 12-month period. During the 12-month period, we may provide transportation and/or storage services to third parties pursuant to one or more third-party agreements without the consent of Western, and Western’s minimum commitments will be reduced to the extent of such third-party usage of such capacity; provided that Western will still have access on a priority basis to the extent there is available capacity.

Force Majeure. If a force majeure event occurs, we must provide Western with written notice of the force majeure event, identify the approximate length of time we believe the force majeure event will continue, and identify the pipeline segments and other assets we believe will be impacted. If we believe the force majeure event will continue for 12 consecutive months or more, we and Western will each have the right to terminate the agreement with respect to the affected asset upon 12-months’ notice; provided, however, that the termination notice will be deemed cancelled and of no effect if the force majeure event has ceased prior to the expiration of the 12-month notice period. If services related to any pipeline or gathering asset are reduced or terminated because of a force majeure event, Western will be entitled to receive a proportionate reduction in its minimum commitments related to such asset, as applicable.

Capacity Expansion. If we propose the construction or acquisition of any new pipeline that connects to our pipeline and gathering systems, any expansion or enhancement of capacity on any existing pipeline on such systems or any construction of new or the expansion of existing storage capacity associated with the systems, then we will be required to give prior written notice to Western. Western will have a right of first refusal to reserve some portion or all of the additional throughput capacity or storage capacity on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party.

Capacity Restoration. If, for any reason, the capacity of any pipeline system or portion thereof or any related asset should fall below the volume commitments of Western for that pipeline or related asset, then within a reasonable period of time after the commencement of such reduction, we are required to make repairs to the affected portion of the pipeline system or related asset to restore its capacity such that it is capable of transporting, storing or handling the volume commitments of Western. Except in certain instances where the costs of such restoration exceed an estimated amount negotiated in good faith by us and Western, or where the damage creating the need for such repairs was caused by the negligence or willful misconduct of Western, its employees, representatives, agents or customers, we shall be responsible for paying all of such costs required to repair the affected portion of the pipeline system.

Indemnification. We will indemnify Western for any losses or liabilities (including damage to property and injury to or death of any person) Western incurs that are caused by or result from our acts or omissions, including negligence, in connection with our ownership and operation of our pipeline and gathering assets and the services we provide under the agreement and for breaches of the agreement. Western will indemnify us for any losses or liabilities (including damage to property and injury to or death of any person) we incur that are caused by or result from Western’s acts or omissions, including negligence, in connection with Western’s use of our services and for breaches of the agreement. Neither party will be obligated to indemnify the other party for the other party’s breach of the agreement, gross negligence or willful misconduct. Neither party is liable for any consequential, incidental or punitive damages under the agreement.

Term; Termination. This agreement will have an initial term of 10 years and may be renewed for two five-year periods upon mutual agreement of us and Western. This agreement is terminable by either party in the event of a material breach of any provision thereof by the other party that remains uncured for 20 business days following written notice or upon the bankruptcy or insolvency of such other party. Upon the early termination of the agreement for reasons other than (i) Western’s default or (ii) any other termination initiated by Western, in certain circumstances Western will have a limited right of first refusal to enter into a new agreement with us that is consistent with the terms and objectives set forth in this agreement and has commercial terms that are, in the aggregate, substantially similar to fair market value terms as would be agreed by similarly-situated parties negotiating at arm’s-length, so long as such right of first refusal does not violate any law or regulatory policy then in effect and so long as the term of such agreement does not extend beyond the term in effect under the previous agreement at the time of termination.

Assignment. This agreement may be assigned by us or Western only with the other party’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), except that we or Western may assign this agreement, in whole or in part, without the other party’s prior written consent in connection with our sale of either our Permian Basin system or our Four Corners system or Western’s sale of Western’s El Paso Refinery or Gallup Refinery, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. We and Western may also assign this agreement to any affiliate without obtaining the other party’s consent, though such assignment will not relieve us or Western of our obligations under the agreement. We may collaterally assign this agreement solely to secure working capital financing. In addition, we may not assign this agreement to one of Western’s competitors.

Terminalling, Transportation, and Storage Services Agreement

Fees and Services. We will enter into a terminalling, transportation, and storage services agreement with Western under which we will, among other things, distribute products produced at Western’s refineries, connect Western’s refineries to third-party pipelines and systems, and provide fee-based asphalt terminalling and processing services.

At our network of crude oil and refined products terminals and related assets and storage facilities, we will charge Western fees for the services described below.

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Crude Oil, Blendstock, and Refined Product Storage Fees—Western has agreed to reserve, on a firm basis, approximately 6.9 million barrels of storage capacity, 100% of current active capacity, located at our terminals and our tank farms and related storage facilities located at Western’s El Paso and Gallup Refineries, at a weighted average monthly fee of approximately $0.51 per barrel, resulting in an initial minimum monthly payment of approximately $3.5 million, referred to as the “minimum terminal storage fee.” Western has no obligation to utilize the underlying storage capacity, and will incur no fines or penalties for any failure to utilize such capacity, but is obligated to pay the minimum monthly payment regardless of the amount of capacity actually utilized;

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Shipments into and out of Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of refined products equal to an aggregate average of approximately 284,990 bpd at our crude oil and refined products terminals, located at Western’s El Paso and Gallup Refineries and in Bloomfield and Albuquerque, New Mexico. The throughput fees charged will vary based on the mode of ingress or egress into or out of our terminals or facilities, such as pipeline, rail and truck, which we refer to as a “shipment method.” Western has agreed to separate minimum volume commitments for each shipment method. The weighted average of the committed throughput fees is $0.14 per barrel, resulting in initial minimum monthly payments for throughput fees of approximately $1.2 million, referred to as the “minimum throughput fee.” For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method; and

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Additive and Blending Services Fees—We will also charge Western separate fees for providing ancillary services such as ethanol blending and additive injection. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no economic exposure to fluctuations in additive costs. Western has agreed to incur additive and injection services resulting in a minimum monthly fee for such services of $0.5 million, referred to as the “minimum additive and blending services fee,” exclusive of its obligation to reimburse 100% of additive costs. For any additive and injection services in excess of the minimum commitments, we will charge Western the same per barrel fee and additive cost reimbursement applicable to the minimum commitments.

At our asphalt plant and terminal in El Paso and our three stand-alone asphalt terminals, we will charge Western fees for the following services:

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Shipments into and out of Asphalt Storage Fees—Western will be obligated to ship into or out of storage minimum volumes of asphalt equal to an aggregate average of approximately 15,890 bpd at our asphalt terminals located in El Paso, Texas, Albuquerque, New Mexico and Phoenix and Tucson, Arizona. The throughput fees charged will vary based on the mode of ingress or egress into our terminals (pipeline, rail and truck), with Western agreeing to throughput separate minimum volume commitments for each shipment method. The resulting initial minimum monthly payment for throughput fees is approximately $0.5 million, referred to as the “minimum asphalt throughput fee.” For any volumes shipped into or out of storage in excess of the committed volumes for such shipment method, we will charge Western the same per barrel rate applicable to the committed volumes for such shipment method;

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Asphalt Storage Fees—Western has agreed to reserve, on a firm basis, approximately 473,000 barrels of storage capacity, 100% of current capacity, located at our asphalt terminals, at a weighted average monthly fee of approximately $0.77 per barrel, for an initial minimum monthly payment of $0.4 million, referred to as the “minimum asphalt storage fee”. Western has no obligation to utilize the underlying storage capacity, and will incur no fines or penalties for any failure to utilize such capacity, but is obligated to pay the minimum monthly payment regardless of the amount of capacity actually utilized; and

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Asphalt Processing and Blending Fees—We will charge Western per barrel fees for providing services such as air-blowing, oxidation and blending at our El Paso asphalt plant and terminal. In addition, Western has agreed to reimburse us for the costs of any additives we inject into or blend with their products while providing our services, resulting in us having no direct economic exposure to fluctuations in additive costs. Western has agreed to incur asphalt processing and blending services resulting in a minimum monthly fee for such services of $0.4 million, referred to as the “minimum asphalt processing and blending fee,” exclusive of its obligation to reimburse 100% of additive costs. For any asphalt processing or blending services in excess of the minimum commitments, we will charge Western the same per barrel rate applicable to the committed volumes.

Together, the minimum monthly fees Western is obligated to pay under the terminalling, transportation, and storage services agreement for committed throughput, firm storage capacity reservation, additive and blending services and asphalt processing and blending services, together with forecasted reimbursements for additive costs, is approximately $6.9 million per month, referred to as the “minimum terminalling fee.” For the twelve months ending September 30, 2014, Western’s aggregate annual minimum fees under our terminalling, transportation and storage services agreement would account for approximately 92% of the revenues we forecast to be generated by our terminalling, transportation and storage assets for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014” for additional information regarding our forecasted revenues and related assumptions.

The fees we will charge Western will be adjusted annually by a percentage equal to the change in PPI; provided that, in no event will any fee be adjusted below the initial amount of such fee. Western will reimburse us for any cleaning, degassing or other preparation of storage tanks requested by Western.

Payments; Shortfall Payments. We will invoice Western for fees owed to us on a monthly basis. If the actual invoice amount for throughput, storage (minus any applicable third-party credit) and additive, air-blowing, blending and processing services is less than the minimum terminalling fee due for such month, we will invoice that amount to Western as a “shortfall.” The amount of any shortfall payment paid by Western for throughput and additive, air-blowing, blending and processing services (but not storage) will be credited against any amounts owed by Western for the transportation, terminalling or processing (but not storage) of volumes in excess of those underlying the minimum fees during any of the succeeding twelve months. Following such twelve-month period, any remaining portion of that shortfall credit will expire.

Third-Party Credits. At the conclusion of each month, we will calculate the average daily utilization of our shell storage capacity reserved by Western used by third parties for that month. Such third-party average daily utilization of our shell storage capacity reserved by Western, multiplied by the committed storage fees Western owes for each month, shall be referred to as a “third-party credit.” Each month, the total fees Western owes us for storage services at the terminals will be reduced (but not below zero) by the amount of such third-party credit.

Loss Allowances. Under the agreement, we will bear the risk of loss of any crude oil, blendstock or refined products (collectively, the “Products”) over 0.20% during any particular month, and will be obligated to make monthly payments to Western for such amount based on a price per barrel for (i) crude oil equal to the calendar day average during that month for WTI crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel and (ii) all Products other than crude oil equal to the OPIS Gulf Coast monthly average for such Product.

Reimbursement. Western will pay (or reimburse us for) all taxes (other than income taxes, gross receipt taxes, personalty and other property taxes and similar taxes) and non-routine, non-recurring, extraordinary regulatory and third-party fees that we incur on Western’s behalf for the services we provide to Western under the agreement. In addition, Western will reimburse us for the actual cost of any capital expenditures we make at Western’s request. Furthermore, if new laws or regulations that affect the services that we provide to Western under this agreement are enacted or promulgated that require us to make material capital expenditures, the agreement will provide us with the right to impose a monthly surcharge to cover Western’s share of the cost of complying with these laws or regulations, but only after we have made efforts to mitigate their effect. Western’s share of the cost will be calculated based on the volumes of product we handle for Western compared to the total volumes of product we handle. We and Western will negotiate in good faith to agree on the amount of such reimbursement.

Refinery Shutdowns. Western is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of a refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, Western decides to permanently or indefinitely suspend, in full or in part, refining operations at any of its refineries for a period that will continue for at least 12 consecutive months, then Western may terminate or proportionately reduce, as applicable, its rights and obligations relating to the affected terminals or other facilities under the agreement at the end of such 12-month period upon prior written notice to us, unless Western has provided notice to us of its intent to resume operations at the applicable refinery more than two months prior to the expiration of such 12-month period. During the 12-month period, we may provide terminalling and/or storage services to third parties pursuant to one or more third-party agreements without the consent of Western, and Western’s minimum commitments will be reduced to the extent of such third-party usage of such capacity; provided that Western will still have access on a priority basis to the extent there is available capacity.

Force Majeure. If a force majeure event occurs, we must provide Western with written notice of the force majeure event, identify the approximate length of time we believe the force majeure event will continue, and identify the affected terminals or facilities. If we believe the force majeure event will continue for 12 consecutive months or more, we and Western will each have the right to terminate the agreement upon 12 months’ notice with respect to the affected terminal or facility; provided, however, that the termination notice will be deemed cancelled and of no effect if the force majeure event has ceased and the affected assets have been restored to working order prior to the expiration of the 12-month notice period. If services relating to any terminal or facility are reduced or terminated because of a force majeure event, Western will be entitled to receive a proportionate reduction in its minimum commitments related to such terminal or facility, as applicable.

Capacity Expansion. If we propose any expansion or enhancement of capacity at any of the terminals, any construction or acquisition of any new terminal or related facility that connects to any terminal facility or the construction of new or the expansion of existing storage capacity at any of the terminals, then we will be required to give prior written notice to Western. Western will have a right of first refusal to reserve some portion or all of the additional throughput capacity or storage capacity on commercial terms that are equal to or more favorable to us than any commercial terms offered to us by a third party.

Capacity Restoration. If, for any reason, the capacity of any terminal should fall below that required by Western for that terminal, then within a reasonable period of time after the commencement of such reduction, we are required to make repairs to the terminal to restore it to the capacity required by Western. Except in certain instances where the costs of such restoration exceed an estimated amount negotiated in good faith by us and Western, we shall be responsible for paying all of such costs required to repair the affected terminal and restore it to the capacity required by Western, unless the damage creating the need for such repairs was caused by the negligence or willful misconduct of Western, its employees, representatives, agents or customers.

Indemnification. We will indemnify Western for any losses or liabilities (including damage to property and injury to or death of any person) Western incurs that are caused by or result from our acts or omissions, including negligence, in connection with our ownership and operation of our terminals and the services we provide under the agreement and for breaches of the agreement. Western will indemnify us for any losses or liabilities (including damage to property and injury to or death of any person) we incur that are caused by or result from Western’s acts or omissions, including negligence, in connection with Western’s use of our services and for breaches of the agreement. Neither party will be obligated to indemnify the other party for the other party’s breach of the agreement, gross negligence or willful misconduct. Neither party is liable for any consequential, incidental or punitive damages under the agreement.

Term; Termination. This agreement will have an initial term of 10 years and may be renewed for two five-year periods upon mutual agreement of us and Western. This agreement is terminable by either party in the event of a material breach of any provision thereof by the other party that remains uncured for 20 business days following written notice or upon the bankruptcy or insolvency of such other party. Upon the early termination of the agreement for reasons other than (i) Western’s default or (ii) any other termination of the agreement initiated by Western, Western will have a limited right of first refusal to enter into a new agreement with us that is consistent with the terms and objectives set forth in this agreement and has commercial terms that are, in the aggregate, substantially similar to fair market value terms as would be agreed by similarly-situated parties negotiating at arm’s-length and so long as the term of such agreement does not extend beyond the term in effect under the previous agreement at the time of termination.

Assignment. This agreement may be assigned by us or Western only with the other party’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), except that we or Western may assign this agreement, in whole or in part, without the other party’s prior written consent in connection with our sale of one or more of our terminals or facilities or Western’s sale of a refinery associated with one of our terminals or other facilities, respectively, and only if the transferee agrees to assume all of the assigning party’s obligations under the agreement with respect to the terminal(s) and rights assigned and is financially and operationally capable of fulfilling the assigning party’s obligations under the agreement. We and Western may also assign this agreement to any affiliate without obtaining the other party’s consent, though such assignment will not relieve us or Western of our obligations under the agreement. We may collaterally assign this agreement solely to secure working capital financing. In addition, we may not assign all or part of the agreement to one of Western’s competitors. If either we or Western assign rights and obligations under the agreement relating to a specific terminal, then Western’s minimum volume commitments will be reduced by the amount of the stipulated volumes for each shipping method for that terminal, and both our and Western’s obligations will continue with respect to the remaining terminals and Western’s adjusted minimum volume commitments. In such a case, the rights and obligations relating to any applicable terminal, and its stipulated volumes, would be novated into an agreement with the assignee, and that assignee would then become responsible for performance of the obligations relating to that terminal.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director, or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Western, on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner that is in the best interests of Western, in its capacity as the sole member of our general partner. At the same time, our general partner has a duty to manage our partnership in a manner it subjectively believes is in, or not opposed to, our best interests. Our partnership agreement specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or our limited partners, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner, or any committee thereof (including the conflicts committee) will be deemed to be in “good faith” if our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) subjectively believed such determination, other action or failure to act was in, or not opposed to, the best interests of the partnership or meets the standard otherwise specified in our partnership agreement. Please read “Management— Management of Western Refining Logistics, LP—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling affiliates of our general partner to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $40.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions To Our Partners.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of Western have a fiduciary duty to make decisions in the best interests of the owners of Western, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including Western, they have fiduciary duties to Western that may cause them to pursue business strategies that disproportionately benefit Western or that otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Western, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that permissibly reduce the standards that our general partner would otherwise be held to by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights, its right to determine to receive common units in exchange for resetting the target distribution levels related to its incentive distribution rights, and its determination whether or not to consent to any merger or consolidation.

Our general partner’s affiliates may engage in competition with us and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us, and our general partner or its affiliates, may acquire, develop or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets, other than our rights of first offer set forth in the omnibus agreement.

Under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•	our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

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our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that its conduct was unlawful; and

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in resolving conflicts of interest, it will be presumed that in making its decision the general partner, the board of directors of the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Elimination and Replacement of Fiduciary Duties.”

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates, including Western, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our omnibus agreement and services agreement with Western also address our payment of annual amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read “Certain Relationships and Related Party Transactions.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

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expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating, or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

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controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

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purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, our general partner and its affiliates will own, directly or indirectly, 39.7% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our general partner and its affiliates will own 69.9% of our outstanding common units. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (50.0%) for each of the prior four consecutive fiscal quarters and the amount of the total distributions during such four-quarter period did not exceed aggregate adjusted operating surplus during such period, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, a baseline distribution amount will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions to Our Partners —General Partner Interest and Incentive Distribution Rights.”

Elimination and Replacement of Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law (other than the implied contractual covenant of good faith and fair dealing). In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards replace the obligations that our general partner would otherwise be held to.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards replace the obligations that our general partner would otherwise be held to.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith, or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Distributions To Our Partners.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer and Trust Company, LLC will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed or has not accepted its appointment within 30 days of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering, all with or without executing our partnership agreement.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Distributions To Our Partners”;

•	with regard to the duties of, and standard of care applicable to, our general partner, please read “Conflicts of Interest and Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Western Refining Logistics, LP was organized on July 17, 2013 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of owning, operating, developing and acquiring terminals, storage tanks, pipelines, and other logistics assets, our general partner may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Distributions to Our Partners.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units, voting as a single class.

In voting their common and subordinated units, affiliates of our general partner will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2023, in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among our general partner or limited partners or of our general partner or limited partners to us, or the rights or powers of, or restrictions on, our general partner, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts with subject matter jurisdiction) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that our subsidiaries will conduct business in three states and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights that the common units are not entitled to. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase from us common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose or approve any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately 69.9% of our outstanding common and subordinated units (excluding common units purchased by officers, directors, employees and consultants of our general partner or Western in our directed unit program).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or derivative instruments related to, convertible into or exchangeable for additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners, considered as a whole, or any particular class of limited partners, in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to affect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2023, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2023, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class, including, in each case, units held by our general partner and its affiliates. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own approximately 69.9% of our outstanding limited partner units, including all of our subordinated units (excluding common units purchased by officers, directors, employees and consultants of our general partner or Western in our directed unit program).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all of its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of any other partner. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records from time to time.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Western Refining Logistics GP, LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the federal income tax status. the redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we or our subsidiaries are subject to federal, state or local laws or regulations that create a substantial risk of cancellation or forfeiture of any property that we or our subsidiaries have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or appropriate to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving as a manager, managing member, general partners, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at such limited partner’s own expense, have furnished to such limited partner:

•

true and full information regarding the status of our business and financial condition (provided that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act);

•	a current list of the name and last known address of each record holder; and

•	copies of our partnership agreement, our certificate of limited partnership, related amendments, and powers of attorney under which they have been executed.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our general partner and its affiliates, including Western, will hold an aggregate of 9,061,000 common units and 22,811,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. For information regarding the conversion of subordinated units into common units prior to the end of the subordination period, please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.” The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering through the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Please read “Underwriting—Reserved Common Units.” Assuming all of the units reserved for issuance under the directed unit program are sold to participants in the program, 10,061,000 common units will be held by persons who have contractually agreed not to sell such units for 180 days following the date of this prospectus. Additionally, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Issuance of Additional Interests

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Registration Rights

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

Lock-up Agreements

We, Western, our general partner and the directors and executive officers of our general partner as well as participants in the directed unit program have agreed not to dispose of or hedge any common units they beneficially own or any securities convertible into or exchangeable for our common units, for a period of 180 days from the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

Prior to the completion of this offering, we expect to adopt the Long-Term Incentive Plan. If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to register common units issuable under the Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, common units issued under the Long-Term Incentive Plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to Western Refining Logistics, LP and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, IRAs, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss, and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder.

Section 7704 of the Code generally provides that publicly-traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly-traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of certain natural resources, including crude oil, natural gas and products thereof, as well as other types of income such as interest (other than from a financial business) and dividends. We estimate that less than 3% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes;

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss, and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (1) a taxable dividend to the extent of our current or accumulated earnings and profits, then (2) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (3) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share of our liabilities. That basis generally will be (1) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (2) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted basis for all those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income that will be 20% or less of the cash distributed on those units with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and which could be changed or with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	we distribute less cash than we have assumed in making this projection; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes during such period or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our “liabilities” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation and depletion recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (x) the non-pro rata portion of that distribution over (y) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (x) the unitholder’s tax basis in its units, and (y) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (x) any portion of that basis attributable to the unitholder’s share of our liabilities, (y) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (z) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expenses incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss, and Deduction

Our items of income, gain, loss, and deduction generally will be allocated amongst our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or we make incentive distributions, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss, and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (1) the partner’s relative contributions to us, (2) the interests of all the partners in profits and losses, (3) the interest of all the partners in cash flow and (4) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (1) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (2) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax (“NIIT”) applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income from all investments, or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or non-depreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in its tax return its share of our income, gain, loss, and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss, and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss, and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation and depletion deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss, and Deduction.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of our liabilities with respect to the units sold. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation or depletion recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of the calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferee

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss, and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions that a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled to. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or non-U.S. unitholders should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. unitholders are taxed by the United States on income effectively connected with the conduct of a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty will be considered to be engaged in business in the United States because of their ownership of our units. Furthermore, it is probable that they will be deemed to conduct such activities through permanent establishments in the United States within the meaning of applicable tax treaties. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain in a manner similar to a taxable U.S. unitholder. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a non-U.S. unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s effectively connected earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a non-U.S. person from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be effectively connected with a U.S. trade or business. Thus, part or all of a non-U.S. unitholder’s gain from the sale or other disposition of its units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate (including land, improvements, and certain associated personal property) and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss, and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss, and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy Related Penalties

Certain penalties may be imposed on taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No such penalties will be imposed, however, for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. Penalties may also be imposed for engaging in transactions without economic substance. We do not anticipate engaging in transactions without economic substance or otherwise participating in transactions that would subject our unitholders to accuracy-related penalties.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We will initially own property or conduct business in Texas, Arizona and New Mexico. Each of Arizona and New Mexico imposes a personal income tax on individuals as well as corporations and other entities. Texas does not impose a personal income tax on individuals, but does impose an income tax on corporations and other entities. In addition, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN WESTERN REFINING LOGISTICS, LP

BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors;” and

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(i)	the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(ii)	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(iii)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (i) above. However, no assurance can be given that legislative, administrative or judicial changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters (the “Underwriting Agreement”), we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,437,500
Barclays Capital Inc.	2,750,000
Goldman, Sachs & Co	2,406,250
Wells Fargo Securities, LLC	2,406,250
Credit Suisse Securities (USA) LLC	687,500
Deutsche Bank Securities Inc.	687,500
UBS Securities LLC	687,500
SunTrust Robinson Humphrey, Inc.	412,500
Credit Agricole Securities (USA) Inc.	275,000

Total	13,750,000

Subject to the terms and conditions set forth in the Underwriting Agreement, each of the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the Underwriting Agreement if any of these common units are purchased. If an underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the Underwriting Agreement may be terminated.

We, our general partner and Western have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the Underwriting Agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units included in this offering to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.79 per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option
Public offering price	$22.00	$302,500,000	$347,875,000
Underwriting discount	$1.32	$18,150,000	$20,872,500
Proceeds, before expenses, to Western Refining Logistics, L.P.	$20.68	$284,350,000	$327,002,500

We will also pay to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

The expenses of the offering, not including the underwriting discount, are estimated at $2.8 million and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $20,000 as set forth in the underwriting agreement.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 2,062,500 additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units approximately proportionate to that underwriter’s initial amount reflected in the above table. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

Reserved Common Units

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 7.3% of the common units offered by this prospectus for sale to some of the directors and executive officers of our general partner and Western and certain other employees and consultants of Western and its affiliates. If these persons purchase reserved common units, the purchased units will be subject to the lock-up restrictions described below and the purchased units will reduce the number of common units available for sale to the general public. Any reserved common units that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered by this prospectus.

Lock-Up Restrictions

We, Western, our general partner, our general partner’s directors and executive officers and certain affiliates have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units,

•	request or demand that we file a registration statement related to the common units, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units, whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

New York Stock Exchange Listing

We have been approved to list our common units on the New York Stock Exchange under the symbol “WNRL,” subject to official notice of issuance. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common units to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common units. The initial public offering price for the common units was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded partnerships that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

Discretionary Sales

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

FINRA

Because the Financial Industry Regulatory Authority, or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

An affiliate of Wells Fargo Securities, LLC will be the administrative agent and a lender under our new revolving credit facility, and affiliates of each of the other underwriters will be lenders under our new revolving credit facility. Additionally, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Goldman, Sachs & Co., Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Credit Agricole Securities (USA) Inc., and SunTrust Robinson Humphrey, Inc. are lenders under Western’s revolving credit facility.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

(a) “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b) “wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a “relevant member state”), other than Germany, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a relevant member state who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that relevant member state implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any relevant member state other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of securities in any relevant member state will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in that relevant member state of securities which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in the relevant member state, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to sell or the solicitation or an offer to buy the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in Hong Kong

No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognized collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF FSMA) IN CONNECTION WITH THE ISSUE OR SALE OF ANY COMMON UNITS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS WILL ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF FSMA DOES NOT APPLY TO US.

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The combined financial statements of Western Refining Logistics, LP Predecessor at December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Western Refining Logistics, LP at July 19, 2013, included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information appearing in this prospectus concerning current and projected crude oil production attributed to BENTEK Energy, LLC was derived from a July 2013 report entitled “Permian Crude Oil Production to Show Strong Growth: A Special Supplement to Bentek’s Crude Awakening Market Alert” prepared by BENTEK Energy, LLC. Such information has been included herein on the authority of BENTEK Energy, LLC as an expert with respect to the matters covered by such report and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website will be located at www.wnrl.com and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. No assurance can be given as to our value, the price at which our securities will trade after this offering or whether a liquid market for those securities will develop or be maintained. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	actions taken by third-party operators, processors and transporters;

•	the demand for crude oil, refined and other products and transportation and storage services;

•	interest rates;

•	labor relations;

•	changes in the availability and cost of capital;

•	changes in tax status;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations;

•	changes in insurance markets impacting costs and the level and types of coverage available;

•	disruptions due to equipment interruption or failure at our facilities, Western’s facilities or third-party facilities on which our business is dependent;

•	our ability to successfully implement our business plan;

•	the effects of future litigation; and

•	certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

WESTERN REFINING LOGISTICS, LP

WESTERN REFINING LOGISTICS, LP

PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined balance sheet of Western Refining Logistics, LP (the “Partnership”) as of June 30, 2013 and the unaudited pro forma combined statements of operations of the Partnership for the six months ended June 30, 2013 and the year ended December 31, 2012. References to “we,” “our,” and “us” mean the Partnership and its combined subsidiaries, unless the context otherwise requires. References to “Western” mean Western Refining, Inc. and its consolidated subsidiaries other than us and our combined subsidiaries and our general partner. The pro forma combined financial statements for the Partnership have been derived from the historical combined financial statements of Western Refining Logistics, LP Predecessor, our predecessor for accounting purposes (the “Predecessor”) set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes contained therein. The Predecessor has historically provided logistics services to other businesses of Western and has not been reported as a separate, standalone business by Western. The pro forma combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and with the historical combined financial statements and related notes set forth elsewhere in this prospectus.

The Partnership will own and operate the businesses of the Predecessor effective with the closing of the Partnership’s initial public offering (the “Offering”), except as indicated in Note 2. The contribution of the Predecessor’s businesses to us will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The pro forma combined financial statements give pro forma effect to the matters set forth in the notes to these unaudited pro forma combined financial statements.

We derived the pro forma balance sheet and the pro forma statements of operations by adjusting the historical combined financial statements of the Predecessor. The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. Management believes that our assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions, are factually supportable, directly attributable, and are expected to have a continuing impact on profit and loss and that the pro forma adjustments give appropriate effect to management’s assumptions and are properly applied in the pro forma combined financial information.

We have prepared the pro forma adjustments as if the transactions to be effected at the closing of the offering had taken place on June 30, 2013, in the case of the unaudited pro forma combined balance sheet, and as of January 1, 2012, in the case of the unaudited pro forma combined statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012.

The pro forma financial statements give pro forma effect to the matters described in the accompanying notes, including:

•	Western’s contribution of certain of the Predecessor’s assets to us and the elimination of certain of the Predecessor’s assets that will not be contributed to us;

•	our entering into a new $300.0 million revolving credit facility, under which there will be no borrowings at the closing of this offering;

•

our entering into two 10-year commercial agreements with Western, and the recognition of transportation, terminalling, and storage revenue under those agreements (using historical volumes) at rates that were not recognized on a historical basis by the Predecessor;

WESTERN REFINING LOGISTICS, LP

PRO FORMA COMBINED FINANCIAL STATEMENTS

•	our entering into an omnibus agreement and services agreement with Western;

•

the completion of this offering, and our issuance of (i) our non-economic general partner interest and all of our incentive distribution rights to our general partner; (ii) 9,061,000 common units and 22,811,000 subordinated units, representing an aggregate 69.9% limited partner interest in us, to Western and its subsidiaries; and (iii) 13,750,000 common units, representing a 30.1% limited partner interest in us, to the public; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma combined financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated or that would be obtained in the future.

WESTERN REFINING LOGISTICS, LP

PRO FORMA COMBINED BALANCE SHEET AS OF JUNE 30, 2013

(Unaudited)

(In thousands)

	Predecessor Historical	Pro Forma Adjustments		Partnership Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$—	$302,500	a	$75,000
		(19,662)	b
		(1,800)	c
		(2,800)	d
		(203,238)	e
Accounts receivable
Affiliate	—			—
Third-party	123	(123)	f	—
Prepaid expenses	348	(348)	f	—

Total current assets	471	74,529		75,000
Property, plant, and equipment, net	164,783	(27,340)	g	137,443
Other assets	—	1,800	c	1,800

Total assets	$165,254	$48,989		$214,243

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$1,702	$(1,702)	f	$—
Accrued liabilities	1,261	(1,261)	f	—

Total current liabilities	2,963	(2,963)		—
Other noncurrent liabilities	—			—

Total liabilities	2,963	(2,963)		—
Equity:
Division equity	162,291	2,492	f	—
		(27,340)	g
		(137,443)	h

Common unitholders—public	—	302,500	a	280,038
		(19,662)	b
		(2,800)	d

Common unitholders—Western ……..	—	(57,779)	e	(18,705)
		39,074	h
Subordinated unitholders—Western…	—	(145,459)	e	(47,090)
		98,369	h
General partner……………………….	—			—

Total equity	162,291	51,952		214,243

Total liabilities and equity	$165,254	$48,989		$214,243

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

WESTERN REFINING LOGISTICS, LP

PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except unit and per unit data)

	Six Months Ended June 30, 2013
	Predecessor Historical	Pro Forma Adjustments		Partnership Pro Forma
Revenues:
Affiliate	$1,919	$48,563	i	$50,482
Third-party	519			519

Total revenues	2,438	48,563		51,001

Operating costs and expenses:
Operating and maintenance expenses	34,072	(5,318)	g	28,754
General and administrative expenses	2,190			2,190
Depreciation and amortization expense	5,816	(984)	g	4,832

Total operating costs and expenses	42,078	(6,302)		35,776

Operating income (loss)	(39,640)	54,865		15,225
Other income (expense):
Interest expense and other financing costs	—	(742)	j	(742)
Other, net	6			6

Net income (loss) before income taxes	(39,634)	54,123		14,489
Provision for income taxes	—	(203)	k	(203)

Net income (loss)	$(39,634)	$53,920		$14,286

General partner’s interest in net income				$—
Limited partners’ interest in net income				14,286
Net income per limited partner unit:
Common units				$0.31
Subordinated units				0.31
Weighted average number of limited partner units outstanding:
Common units (basic and diluted)				22,811,000
Subordinated units (basic and diluted)				22,811,000

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

WESTERN REFINING LOGISTICS, LP

PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except unit and per unit data)

	Year Ended December 31, 2012
	Predecessor Historical	Pro Forma Adjustments		Partnership Pro Forma
Revenues:
Affiliate	$3,167	$97,218	i	$100,385
Third-party	678			678

Total revenues	3,845	97,218		101,063

Operating costs and expenses:
Operating and maintenance expenses	58,667	(7,320)	g	51,347
General and administrative expenses	4,227			4,227
Loss (gain) on disposal of assets	335			335
Depreciation and amortization expense	11,620	(2,093)	g	9,527

Total operating costs and expenses	74,849	(9,413)		65,436

Operating income (loss)	(71,004)	106,631		35,627
Other income (expense):
Interest expense and other financing costs	—	(1,485)	j	(1,485)
Other, net	12	—		12

Income (loss) before income taxes	(70,992)	105,146		34,154
Provision for income taxes	—	(448)	k	(448)

Net income (loss)	$(70,992)	$104,698		$33,706

General partner’s interest in net income				$—
Limited partners’ interest in net income				33,706
Net income per limited partner unit:
Common units				$0.74
Subordinated units				0.74
Weighted average number of limited partner units outstanding:
Common units (basic and diluted)				22,811,000
Subordinated units (basic and diluted)				22,811,000

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

WESTERN REFINING LOGISTICS, LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of Presentation and Other Transactions

The historical combined financial statements are derived from the historical combined financial statements of the Predecessor. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the Offering had taken place as of June 30, 2013, in the case of the pro forma balance sheet, and as of January 1, 2012, in the case of the pro forma statements of operations. Pro forma adjustments are discussed below under Note 2, Pro Forma Adjustments and Assumptions.

Upon completion of the Offering, the Partnership anticipates incurring incremental annual general and administrative expense as a result of being a separate publicly traded partnership, including costs associated with quarterly and annual reports to unitholders, financial statement audit, tax returns and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, and independent director compensation. The unaudited pro forma combined financial statements do not include $3.5 million for these incremental general and administrative expenses.

2. Pro Forma Adjustments and Assumptions

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. Management believes that our assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions, are factually supportable, directly attributable, and are expected to have a continuing impact on profit and loss and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma combined financial information.

Rates and fees used for our adjustments to revenues described in item (i) are based upon the initial rates reflected in the two new 10-year commercial agreements with Western that will be executed prior to the Offering. While our commercial agreements with Western were not the result of arm’s-length negotiations, the rates and fees were developed based upon our knowledge of comparable market based fees for similar assets and services. Based on the terms of the commercial agreements that we will enter into with Western in connection with the closing of the Offering, mainline pipeline movement fees will escalate at the prescribed FERC rate and other fees will escalate at a rate equal to the Producer Price Index period over period.

The pipeline loss allowance adjustments to revenues included in item (i) are in accordance with the two new 10-year fee based commercial agreements with Western that will be entered into in connection with the closing of the Offering. Such pipeline loss allowance adjustments are typical and consistent with industry practices for the types of pipeline movements for which our customers will be charged.

We consider the cost of additives to be incidental to the services we provide to our customers and as such treat them as reimbursed costs.

We expect to enter into a new revolving credit facility with a group of lenders prior to the Offering. The pro forma adjustments in items (c) and (j) are for the estimated debt issuance costs and commitment fees associated with this new facility that we will enter into upon closing of the Offering.

Adjustments to cash and cash equivalents include items (a) through (e) resulting in a net increase in pro forma cash and cash equivalents of $75.0 million. Our pro forma adjustments and assumptions are as follows:

a.	Reflects the gross offering proceeds to the Partnership of $302.5 million from the issuance and sale of common units at an initial public offering price of $22.00 per common unit. We have granted an

WESTERN REFINING LOGISTICS, LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(Unaudited)

option to the underwriters, exercisable for 30 days after the date of this offering, to purchase up to 2,062,500 additional common units at the public offering price less the underwriting discount.

b.	Reflects payment of $19.7 million for estimated underwriter discounts and structuring fees that will be allocated to the public common units.

c.	Reflects payment of $1.8 million for estimated debt issuance costs related to our revolving credit facility.

d.	Reflects payment of estimated expenses and costs of the Offering of $2.8 million other than (b) above, including legal services, transaction consulting services, accounting fees, filing and printing fees, and exchange listing fees.

e.	Reflects distributions to Western of $203.2 million in proceeds from the public offering of common units, in partial consideration of its contribution of assets to us in connection with this offering and to reimburse it for certain capital expenditures.

f.	Western will retain the working capital of the Predecessor, as these balances represent assets and liabilities related to the Predecessor’s operations prior to the closing of the Offering.

g.	Western will retain certain assets that are related to the Predecessor’s operations. These assets include Western’s NGL storage facility in Jal, New Mexico and the inactive portions of the TexNew Mex 16” Pipeline extending from our crude oil station in Star Lake, New Mexico in the Four Corners area to near Maljamar, New Mexico in the Delaware Basin. The pro forma adjustments reflect the assets that will remain with the Predecessor as well as the related expenses.

h.	Reflects the conversion of the adjusted equity of the Predecessor of $137.4 million from division equity to Partnership equity.

i.	The pro forma revenues reflect recognition of affiliate revenues related to assets to be contributed to us at the closing of the Offering in accordance with the two new 10-year fee based commercial agreements with Western that will be executed prior to this offering. These revenues have not been previously recorded in the historical financial records of the Predecessor as there were no agreements between Western and the Predecessor upon which to base the recording of revenues. Product volumes used in the calculations are historical volumes transported on, terminalled in, or processed by facilities included in the Predecessor’s financial statements. These volumes do not include any significant volumes transported on our Delaware Basin system, which was placed into service in 2013. Tariff rates and service fees were calculated using the rates and fees in the commercial agreements to be entered into with Western at the closing of this offering. The pro forma revenues also include an estimated pipeline loss allowance and revenues equal to our cost of additives. The pipeline loss allowance is calculated in accordance with the commercial agreement as 0.20% of the historical volumes of crude oil shipped on our pipeline systems multiplied by a price equal to the estimated average for WTI crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel.

j.	Reflects estimated commitment fees on a new $300.0 million revolving credit facility without borrowings during the period presented and amortizations of related deferred debt costs amortized ratably over the term of the credit facility.

WESTERN REFINING LOGISTICS, LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(Unaudited)

k.	Reflects the change to the provision for income taxes resulting from the Texas margin tax for net changes in pro forma revenues and costs.

3. Pro Forma Net Income Per Unit

The Partnership computes net income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income will be allocated to the partners based on their respective sharing of income specified in the Partnership agreement. For purposes of the pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for the quarter ended June 30, 2013 and for each quarter during 2012.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be 22.8 million units and 22.8 million units, respectively. All units were assumed to have been outstanding since January 1, 2012.

Pursuant to the partnership agreement, the general partner is entitled to receive certain incentive distributions that, when applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash, will result in less net income allocable to common and subordinated unitholders provided that the net income exceeds certain targets. The incentive distribution rights are a separate equity interest and represent participating securities. No cash distributions would have been declared to the incentive distribution rights during any of the periods presented, based upon the assumption that distributions were declared equal to the minimum quarterly distribution.

4. Commercial Agreements with Western

In connection with the closing of this offering, we will enter into two 10-year, fee-based commercial agreements with Western under which we will provide various pipeline and gathering and terminalling, transportation and storage services to Western, and Western will commit to provide us with minimum monthly throughput volumes of crude oil and refined and other products and to reserve storage capacity. These commercial agreements with Western will include:

•	A pipeline and gathering services agreement for gathering (truck off-loading), mainline movements, injection and pipeline storage; and

•

A terminalling, transportation , and storage services agreement for dedicated tank storage, shipment into and out of storage, additive and blending services, asphalt storage, transportation into and out of asphalt storage, and asphalt blending and processing.

Under the pipeline and gathering services agreement, in accordance with the pipeline loss allowance provisions of our transportation fees and tariffs, there is a 0.20% pipeline loss allowance for the crude oil shipped on our pipeline systems. Each month, we will invoice Western for 0.20% of the crude oil volume delivered to us by Western for such month as a volume loss at a price equal to such month’s calendar average for WTI crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel. Following the end of such month, we

WESTERN REFINING LOGISTICS, LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(Unaudited)

will calculate the actual volume loss and will provide a credit to Western for the amount of such actual volume loss at a price equal to such month’s calendar average for WTI crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel. Under the terminalling, transportation and storage services agreement, we will bear the risk of loss of any crude oil, blendstock or refined products (collectively, the “Products”) over 0.20% during any particular month, and will be obligated to make monthly payments to Western for such amount based on a price per barrel for (i) crude oil equal to the calendar day average during that month for WTI crude oil, as quoted on the New York Mercantile Exchange, less $8.00 per barrel and (ii) for all Products other than crude oil equal to the OPIS Gulf Coast monthly average for such Product.

If Western changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason, or significantly reduces the volumes transported through our pipelines and gathering systems or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be adversely affected. Read “Certain Relationships and Related Party Transactions” for a detailed description of these agreements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Western Refining, Inc.

El Paso, Texas

We have audited the accompanying combined balance sheets of Western Refining Logistics, LP Predecessor (the “Predecessor”) as of December 31, 2012 and 2011, and the related combined statements of operations, division equity, and cash flows for each of the two years in the period ended December 31, 2012. These combined financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on the combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Predecessor is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Western Refining Logistics, LP Predecessor at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Phoenix, AZ

July 25, 2013

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

COMBINED BALANCE SHEETS

(In thousands)

	Supplemental Pro Forma June 30,	June 30,	December 31,
	2013	2013	2012	2011
	(Note 2) (Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$—
Accounts receivable
Affiliate	—	—	—	—
Third-party	123	123	82	101
Prepaid expenses	348	348	653	268

Total current assets	471	471	735	369
Property, plant, and equipment, net	164,783	164,783	134,596	120,015

Total assets	$165,254	$165,254	$135,331	$120,384

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$1,702	$1,702	$3,574	$1,163
Accrued liabilities	1,261	1,261	1,984	1,287
Distribution payable to Western	203,238	—	—	—

Total current liabilities	206,201	2,963	5,558	2,450
Commitments and contingencies (Notes 7 and 8)
Equity:
Division equity (deficit)	(40,947)	162,291	129,773	117,934

Total liabilities and division equity	$165,254	$165,254	$135,331	$120,384

The accompanying notes are an integral part of these combined financial statements.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Revenues:
Affiliate	$1,919	$1,714	$3,167	$2,439
Third-party	519	381	678	992

Total revenues	2,438	2,095	3,845	3,431

Operating costs and expenses:
Operating and maintenance expenses	34,072	26,606	58,667	53,766
General and administrative expenses	2,190	2,035	4,227	4,045
Loss (gain) on disposal of assets	—	335	335	(26,687)
Depreciation and amortization expense	5,816	5,833	11,620	12,694

Total operating costs and expenses	42,078	34,809	74,849	43,818

Operating loss	(39,640)	(32,714)	(71,004)	(40,387)
Other income (expense), net	6	4	12	14

Net loss	$(39,634)	$(32,710)	$(70,992)	$(40,373)

Supplemental pro forma loss per common unit (unaudited see Note 2)	$(0.87)

The accompanying notes are an integral part of these combined financial statements.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

COMBINED STATEMENTS OF DIVISION EQUITY

(In thousands)

Balance at December 31, 2010	$140,773
Net loss	(40,373)
Contributions	17,534

Balance at December 31, 2011	117,934
Net loss	(70,992)
Contributions	82,831

Balance at December 31, 2012	129,773
Net loss (unaudited)	(39,634)
Contributions (unaudited)	72,152

Balance at June 30, 2013 (unaudited)	$162,291

The accompanying notes are an integral part of these combined financial statements.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Cash flows from operating activities:
Net loss	$(39,634)	$(32,710)	$(70,992)	$(40,373)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,816	5,833	11,620	12,694
(Gain) loss on asset disposals	—	335	335	(26,687)
Changes in operating assets and liabilities:
Accounts receivable	(41)	52	19	65
Prepaid expenses	305	152	(385)	139
Accounts payable and accrued liabilities	(2,529)	(636)	2,072	559

Net cash used in operating activities	(36,083)	(26,974)	(57,331)	(53,603)

Cash flows from investing activities:
Capital expenditures	(36,069)	(6,483)	(25,725)	(3,931)
Proceeds from sale of assets	—	225	225	40,000

Net cash used in investing activities	(36,069)	(6,258)	(25,500)	36,069

Cash flows from financing activities:
Contributions from parent	72,152	33,232	82,831	17,534

Net cash provided by financing activities	72,152	33,232	82,831	17,534

Net decrease in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—

Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$997	$45	$1,036	$27

The accompanying notes are an integral part of these combined financial statements.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Western Refining Logistics, LP Predecessor includes the assets, liabilities, division equity, and results of operations of the Contributed Assets. References to “we,” “our,” “us,” and “Predecessor” refer to Western Refining Logistics, LP Predecessor. References to “Western” refer to Western Refining, Inc. and any of its subsidiaries.

Our initial assets (the “Contributed Assets”) consist of:

•

Pipeline and Gathering Assets consisting of crude oil pipelines and gathering systems located in or near the Delaware Basin in the Permian Basin area of West Texas and southern New Mexico and in the Four Corners area of northwestern New Mexico. These assets serve as a source of crude oil supply to Western’s El Paso, Texas and Gallup, New Mexico refineries (Western’s “El Paso Refinery” and “Gallup Refinery,” respectively).

•

Terminalling, Transportation, and Storage Assets consisting of terminals and storage assets located on site at each of Western’s El Paso and Gallup Refineries and stand-alone refined products terminals located in Bloomfield and Albuquerque, New Mexico. These assets primarily receive, store, and distribute crude oil, feedstock, and refined products produced for Western’s refineries. We also provide fee-based asphalt terminalling and processing services at an asphalt plant and terminal in El Paso and asphalt terminalling services at three stand-alone asphalt terminals located in Albuquerque, New Mexico and Phoenix and Tucson, Arizona.

We engage in the gathering, transportation, storage, and terminalling of crude oil and refined products and the storage, processing, and terminalling of asphalt. Primarily, we operate in West Texas, New Mexico, and Arizona. The majority of our business is transacted with Western.

The accompanying combined financial statements and related notes present the combined financial position, results of operations, cash flows, and division equity of the Predecessor. We have not reported comprehensive income due to the absence of items of other comprehensive income or loss during the periods presented. The combined financial statements include financial data at historical cost as the contribution of assets is considered to be a reorganization of entities under common control. The Predecessor has not historically operated the Contributed Assets to generate revenues independent of other Western businesses that they support. The combined statements of operations also includes expense allocations for certain functions historically performed by Western and not allocated to the Contributed Assets, including allocations of general corporate expenses related to executive oversight, accounting, treasury, tax, legal, information technology, and procurement; and operational support services such as engineering and logistics. These allocations were based on relative values of net property, plant, and equipment, level of effort, and Western employee head count. Our management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocation of expenses from Western are reasonable. The combined financial statements may not include all of the expenses that would have been incurred had we been a stand-alone company during the periods presented and may not reflect our combined results of operations, financial position, or cash flows had we been a stand-alone company during the periods presented.

With respect to the audited financial statements, we evaluated subsequent events through July 25, 2013, the date the audited annual financial statements were issued. With respect to the unaudited interim financial statements as of June 30, 2013, we have evaluated subsequent events through September 4, 2013, the date the unaudited interim financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in our financial statements.

The combined financial statements as of June 30, 2013 and for the six months ended June 30, 2013 and 2012, included herein, are unaudited. These financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. Such adjustments are

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

considered to be of a normal recurring nature. Results of operations for the six month period ended June 30, 2013, are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2013 or for any other period.

2. Summary of Accounting Policies

Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Credit for non-affiliated customers is extended based on an evaluation of our customer’s financial condition. Past due or delinquency status of our trade accounts receivable are generally based on contractual arrangements with our customers. Uncollectible accounts receivable are charged against the reserve for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. We capitalize interest on expenditures for capital projects in process greater than one year and greater than $1 million until such projects are ready for their intended use.

Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the various classes of depreciable assets. The lives used in computing for such assets are as follows:

Buildings and improvements	3-25 years
Pipeline and related assets	5-20 years
Terminals and related assets	5-20 years
Asphalt plant, terminals, and related assets	5-30 years

Leasehold improvements are depreciated on the straight-line method over the shorter of the lease term or the improvement’s estimated useful life.

Expenditures for periodic maintenance and repair costs are expensed when incurred. Such expenses are reported in direct operating expenses in our Combined Statements of Operations.

Impairment of Long-Lived Assets

We review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets to be held and used may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized in an amount by which its carrying amount exceeds its fair value.

In order to test long-lived assets for recoverability, we must make estimates of projected cash flows related to the asset being evaluated, which include, but are not limited to, assumptions about the use or disposition of the asset, its estimated remaining life, and future expenditures necessary to maintain its existing

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

service potential. In order to determine fair value, we must make certain estimates and assumptions including, among other things, an assessment of market conditions, projected volumes, margins, cash flows, investment rates, interest/equity rates, and growth rates, that could significantly impact the estimated fair value of the asset being tested for impairment.

The risk of long-lived asset impairment losses may increase to the extent that our results of operations or cash flows decline. Impairment losses may result in a material, non-cash write-down of long-lived assets. Furthermore, impairment losses could have a material effect on our results of operations and equity.

For assets to be disposed of, we report long-lived assets at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

Revenue is recognized for crude oil and refined petroleum product pipeline transportation based on the delivery of actual volumes transported at agreed upon tariff rates. Revenue is recognized for crude oil and refined petroleum product terminalling and storage as performed based on contractual rates related to throughput volumes or cost-plus-margin arrangements.

A substantial portion of our revenue was derived from our sales to Western, and the agreed upon rates do not necessarily reflect market rates for the historical periods presented.

Our sales to Western accounted for approximately 79% and 82%, respectively of our combined net sales for the six months ended June 30, 2013 and 2012 and for approximately 82% and 71%, respectively of our combined net sales for the years ended December 31, 2012 and 2011.

Cost Classifications

Direct operating expenses include direct costs of labor, maintenance materials and services, natural gas, utilities, and other direct operating expenses. Direct operating expenses also include insurance expense and property taxes.

Financial Instruments and Fair Value

Financial instruments that potentially subject us to concentrations of credit risk primarily consist of accounts receivable. We believe that our credit risk is minimized as a result of the credit quality of our customer base. The carrying amounts of accounts receivable, accounts payable, and accrued liabilities approximate their fair values due to their short-term maturities.

Asset Retirement Obligations

We are required to recognize certain obligations for the retirement of our tangible long-lived assets that result from acquisition, construction, development, and normal operation. A retirement obligation exits if a party is required to settle an obligation as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppels. We record the fair value of a liability for an asset retirement obligation (“ARO”) in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The increase in the ARO due to the passage of time is recorded as an operating expense (accretion expense). We currently have no such retirement obligations. We will continue to assess whether or not we would be required to record an ARO based upon changes in facts or circumstances.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Environmental and Other Loss Contingencies

We record liabilities for loss contingencies, including environmental remediation costs when such losses are probable and can be reasonably estimated. Loss contingency accruals, including those for environmental remediation are subject to revision as further information develops or circumstances change and such accruals can take into account the legal liability of other parties. Where the available information is sufficient to estimate the amount of liability, that estimate is used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than another, the lower end of the range is used. We do not have any environmental or other loss contingencies accrued presently.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized to reflect temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes. Our taxable income was included in the consolidated U.S. federal income tax returns of Western and in a number of consolidated state income tax returns. Following the initial public offering of the Partnership, our operations will be treated as a partnership for federal and state income tax purposes, with each partner being separately taxed on its share of the taxable income. Therefore, we have excluded income taxes from these combined financial statements, except for certain states that tax partnerships. Any interest and penalties associated with these income taxes are included in the provision for income taxes.

Liabilities created for unrecognized tax benefits are presented as a separate liability and are not combined with deferred tax liabilities or assets. We classify interest to be paid on an underpayment of income taxes and any related penalties as income tax expense.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Supplemental Pro Forma Information

Certain distributions to owners prior to or coincident with an initial public offering may be considered to be distributions in contemplation of that offering. Upon completion of the proposed initial public offering of Western Refining Logistics, LP (the “Partnership”), the Partnership intends to distribute $203.2 million to Western. The distribution is intended to be made in partial consideration of Western’s contribution of assets to the Partnership in connection with the offering and to reimburse Western for certain capital expenditures. The supplemental pro forma balance sheet as of June 30, 2013, gives pro forma effect to the distribution, as though it had been declared and was payable as of that date. Our supplemental unaudited basic and diluted pro forma earnings per common unit for the six months ended June 30, 2013 assumed 22,811,000 subordinated units and 22,811,000 common units were outstanding in the period. The number of common units that we would have been required to issue to fund the $203.2 million distribution was 10,016,432. The number of common units that we would have been required to issue to fund the $203.2 million distribution was calculated as $203.2 million divided by an issue price per unit of $20.29, which is the initial public offering price of $22.00 per common unit less the estimated underwriting discounts, structuring fee and offering expenses. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board or other standard setting bodies that may have an impact on our accounting and reporting. We believe that such recently issued accounting pronouncements and other authoritative guidance for which the effective date is in the future either will not have an impact on our accounting or reporting or that such impact will not be material to our financial position, results of operations, or cash flows when implemented.

3. Property, Plant, and Equipment, Net

Property, plant, and equipment, net was as follows:

	June 30,	December 31,
	2013	2012	2011
	(In thousands)
	(Unaudited)
Buildings and improvements	$6,619	$6,023	$5,988
Pipelines and related assets	67,456	60,731	57,772
Terminals and related assets	92,455	90,425	87,351
Asphalt plant, terminals, and related assets	22,374	22,174	21,274

	188,904	179,353	172,385
Accumulated depreciation	(72,444)	(66,628)	(55,212)

	116,460	112,725	117,173
Construction in progress	48,323	21,871	2,842

Property, plant, and equipment, net	$164,783	$134,596	$120,015

Depreciation expense was $5.8 million, $5.8 million, $11.6 million and $12.7 million for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011, respectively.

4. Accrued Liabilities

Accrued liabilities were as follows:

	June 30,	December 31,
	2013	2012	2011
	(In thousands)
	(Unaudited)
Payroll and related costs	$628	$646	$440
Property taxes	610	1,309	833
Other	23	29	14

Accrued liabilities	$1,261	$1,984	$1,287

5. Income Taxes

We are not a taxable entity for United States federal income tax purposes or for the majority of states that impose an income tax. Taxes on our net income generally are borne by our partners through the allocation of taxable income. Our income tax expense results from state laws that apply to entities organized as partnerships, primarily in the state of Texas. Historically, the Predecessor has not had taxable operations in the state of Texas.

As of June 30, 2013 and December 31, 2012, we had no liability reported for unrecognized tax benefits, and we did not have any interest or penalties related to income taxes during the six months ended June 30, 2013 or the years ended December 31, 2012 or 2011.

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

6. Asset Disposals

During March 2012, Western sold several small product storage tanks for $0.2 million recognizing a loss on disposal of $0.3 million.

On November 30, 2011, Western announced that it had entered into agreements to sell a section of the Predecessor’s TexNew Mex 16” Pipeline for a sales price of $40.0 million, which transaction closed on December 29, 2011. Prior to the sale of the section of the line, the Texas New Mexico pipeline extended from Southeast to Northwest New Mexico. The pipeline now originates at the sale point north of Lynch, New Mexico and has the capacity to transport crude oil from southeast New Mexico to the Four Corners area. Although Western does not currently utilize this capacity, the pipeline provides a raw material supply alternative for the El Paso and Gallup Refineries. The sale of this segment of pipeline resulted in a gain of $26.7 million, including transaction costs of $0.1 million. Western performed an impairment analysis on the remaining portion of the Predecessor’s pipeline in connection with the sale and determined that no impairment of the remaining pipeline system existed as of December 31, 2011. This gain has been included in Loss (gain) on disposal of assets in our Consolidated Statement of Operations for the year ended December 31, 2011.

7. Commitments

We have commitments under various operating leases with initial terms greater than one year for machinery and facilities. These leases have terms that will expire on various dates through 2025.

We expect that in the normal course of business, these leases will be renewed or replaced by other leases. Certain of our lease agreements provide for the fair value purchase of the leased asset at the end of the lease. Rent expense for operating leases that provide for periodic rent escalations or rent holidays over the term of the lease is recognized on a straight-line basis.

The following table presents our annual minimum rental payments under non-cancelable operating leases that have lease terms of one year or more (in thousands) as of December 31, 2012:

2013	$48
2014	21
2015	5
2016	5
2017	5
2018 and thereafter	42

$126

Total rental expense was $0.03 million and $0.03 million for the six months ended June, 2013 and 2012 and $0.06 million and $0.06 million for the years ended December 31, 2012 and 2011, respectively.

8. Contingencies

Like other operators of petroleum related storage and transportation facilities, our operations are subject to extensive and periodically changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Many of these regulations are becoming increasingly stringent, and the cost of compliance can be expected to increase over time. Our policy is to accrue environmental and clean-up related costs of a non-capital nature when it is probable that a liability has

WESTERN REFINING LOGISTICS, LP, PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

been incurred and the amount can be reasonably estimated. Such estimates may be subject to revision in the future as regulations and other conditions change. We may receive communications from various federal, state, and local governmental authorities asserting violations of environmental laws and/or regulations. These governmental entities may also propose or assess fines or require corrective action for such asserted violations. We intend to respond in a timely manner to all such communications and to take appropriate corrective action.

We are not currently aware of any environmental or other asserted or unasserted claims against the Predecessor or that involve the Contributed Assets.

9. Related Party Transactions

Substantially all of the related party transactions were settled immediately through division equity. The balances in accounts payable and accrued liabilities represent amounts owed to employees of Western and to third-party vendors.

We are part of the consolidated operations of Western, and substantially all of our revenue is derived from transactions with Western and its affiliates. The contractual rates used for these revenue transactions may be materially different than rates we might have received had they been transacted with third parties.

We have no employees. Western has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by others. All of the personnel that will conduct our business are employed or contracted by Western and its affiliates. Western also provides overhead support for us as follows:

We have included indirect charges for executive oversight, accounting, treasury, tax, legal, procurement, engineering, logistics, maintenance, and information technology and similar items. These indirect charges totaled $10.3 million and $7.7 million for the six months ended June 30, 2013 and 2012, respectively, and $15.9 million and $14.1 million for the years ended December 31, 2012 and 2011, respectively. Of these total amounts, $2.2 million and $2.0 million, are classified as general and administrative expenses for the six months ended June 30, 2013 and 2012, respectively, and $4.2 million and $4.0 million are classified as general and administrative expenses for the years ended December 31, 2012 and 2011, respectively. For the six months ended June 30, 2013 and 2012, $8.1 million and $5.7 million of these total amounts are classified as operating and maintenance expenses, respectively. For the years ended December 31, 2012 and 2011, $11.7 million and $10.1 million of these total amounts are classified as operating and maintenance expenses, respectively. The classification of these indirect charges between general and administrative expenses and operating and maintenance expenses is based on the functional nature of the services being performed for our operations.

Our management believes the indirect charges allocated to us are a reasonable reflection of the utilization of services provided. However, those allocations may not fully reflect the expenses that would have been incurred had we been a stand-alone company during the periods presented.

Report of Independent Registered Public Accounting Firm

The Partners of

Western Refining Logistics, LP

El Paso, Texas

We have audited the accompanying balance sheet of Western Refining Logistics, LP (the “Partnership”) as of July 19, 2013. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Western Refining Logistics, LP at July 19, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Phoenix, AZ

July 25, 2013

WESTERN REFINING LOGISTICS, LP

BALANCE SHEET AS OF JULY 19, 2013

ASSETS
Current assets:
Cash	$1,000

Total assets	$1,000

PARTNERS’ CAPITAL
Partners’ capital:
Limited partner	$1,000
General partner	—

Total partners’ capital	$1,000

The accompanying notes are an integral part of this balance sheet.

WESTERN REFINING LOGISTICS, LP

NOTES TO BALANCE SHEET

1. Nature of Operations

Western Refining Logistics, LP (the “Partnership”) is a Delaware limited partnership formed on July 17, 2013 by Western Refining Southwest, Inc. (“WRSW”) and Western Refining Logistics GP, LLC (the “General Partner”) each of which are an indirect, wholly owned subsidiary of Western Refining, Inc., to acquire certain assets from the operating subsidiaries of Western Refining Logistics, LP Predecessor. The General Partner is a limited liability company formed to become the general partner of the Partnership.

On July 19, 2013, WRSW, a Delaware corporation, contributed $1,000 to the Partnership in exchange for a 100% limited partnership interest. There have been no other transactions involving the Partnership as of July 19, 2013.

2. Subsequent Events

We evaluated subsequent events through July 25, 2013, the date the audited Balance Sheet was issued. Any material subsequent events that have occurred during this time have been properly recognized or disclosed in our Balance Sheet or Notes to the Balance Sheet.

APPENDIX A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

WESTERN REFINING LOGISTICS, LP

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED AGREEMENT OF

LIMITED PARTNERSHIP OF WESTERN REFINING LOGISTICS, LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF WESTERN REFINING LOGISTICS, LP dated as of October [16], 2013, is entered into by and between Western Refining Logistics GP LLC, a Delaware limited liability company, as the General Partner, and Western Refining Southwest, Inc., an Arizona corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Additional Book Basis” means, with respect to any Adjusted Property, the portion of the Carrying Value of such Adjusted Property that is attributable to positive adjustments made to such Carrying Value, as determined in accordance with the provisions set forth below in this definition of Additional Book Basis. For purposes of determining the extent to which Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property; provided that the provisions of the immediately preceding sentence shall apply to the determination of the Additional Book Basis Derivative Items attributable to Disposed of Adjusted Property.

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Adjusted Capital Account” means, with respect to any Partner, the balance in such Partner’s Capital Account at the end of each taxable period of the Partnership, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Partner is (x) obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) or (y) deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period; (b) less (i) the amount of any net increase during such period in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned); and (ii) the amount of any net decrease during such period in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures not relating to an Operating Expenditure made during such period; and (c) plus (i) the amount of any net decrease during such period in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned); (ii) the amount of any net increase during such period in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures required by any debt instrument for the repayment of principal, interest or premium; and (iii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established during such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus. To the extent that disbursements made, cash received or cash reserves established, increased or reduced after the end of a period are included in the determination of Operating Surplus for such period (as contemplated by the proviso in the definition of “Operating Surplus”) such disbursements, cash receipts and changes in cash reserves shall be deemed to have occurred in such period (and not in any future period) for purposes of calculating increases or decreases in Working Capital Borrowings or cash reserves during such period.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” is defined in Section 5.11(a).

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of (a) a Contributed Property means the fair market value of such property at the time of contribution and (b) an Adjusted Property means the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d), in each case as determined by the General Partner.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) if the General Partner so determines, all or any portion of any additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to subclause (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Common Unit Arrearage on all Common Units, with respect to such Quarter;

provided, further, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Board of Directors” means the board of directors of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means a revaluation event set forth in Section 5.5(d) that gives rise to a Net Termination Loss.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Book-Up Event” means a revaluation event set forth in Section 5.5(d) that gives rise to Net Termination Gain.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Improvement” means any (a) addition or improvement to the assets owned by any Group Member, (b) acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction of new, assets by any Group Member, or (c) capital contribution by a Group Member to a Person that is not a Subsidiary, in which a Group Member has, or after such capital contribution will have, an equity interest to fund the Group Member’s pro rata share of the cost of the acquisition of existing, or the construction of new or the improvement of existing, capital assets, in each case if such addition, improvement, acquisition or construction is made to increase the long-term operating capacity or operating income of the Partnership Group from the long-term operating capacity or operating income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from that existing immediately prior to such addition, improvement, acquisition or construction.

“Capital Surplus” means Available Cash distributed by the Partnership in excess of Operating Surplus, as described in Section 6.3(a).

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and other cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner is liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including in global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.3, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” is defined in Section 4.8(a)(ii).

“claim” (as used in Section 7.12(c)) is defined in Section 7.12(c).

“Closing Date” means the first date on which Common Units are issued and delivered by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” is defined in Section 11.3(a).

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Commences Commercial Service,” “Commenced Commercial Service” and “Commencement of Commercial Service” means a Capital Improvement or replacement asset, as applicable, being first put into commercial service by a Group Member following, if applicable, completion of construction, acquisition, development and testing, as applicable.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to or include any Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, with respect to any Quarter wholly within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed entirely of two or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) is not a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, other than Common Units and awards that are granted to such director under the LTIP and (d) is determined by the Board of Directors of the General Partner to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading (or, if the Partnership Interests are not listed or admitted on any National Securities Exchange, the New York Stock Exchange).

“Construction Debt” means debt incurred to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on other Construction Debt or (c) distributions paid in respect of Construction Equity, and incremental Incentive Distributions in respect thereof.

“Construction Equity” means equity issued to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt or (c) distributions paid in respect of Construction Equity, and incremental Incentive Distributions in respect thereof; provided, that Construction Equity shall not include equity issued in the Initial Offering.

“Construction Period” means the period beginning on the date that a Group Member enters into a binding obligation to commence a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that the Group Member abandons or disposes of such Capital Improvement.

“Contributed Property” means each property, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of October [16], 2013, among the General Partner, the Partnership, Western and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters wholly within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and Section 6.5(b) with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x) 2,062,500 over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Underwriters’ Option on the Option Closing Date(s), and (b) a distribution of any cash paid by the Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Underwriters’ Option as described in Section 5.3(b).

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Derivative Instruments” means options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative instruments (other than equity interests in the Partnership) relating to, convertible into or exchangeable for Partnership Interests.

“Disposed of Adjusted Property” is defined in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” is defined in Section 4.8(b).

“Eligible Holder” means a Limited Partner whose (a) U.S. federal income tax status would not, in the determination of the General Partner, have the material adverse effect described in Section 4.8(a)(i) or (b) nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.8(a)(ii).

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Estimated Incremental Quarterly Tax Amount” is defined in Section 6.9.

“Event Issue Value” means, with respect to any Common Unit as of any date of determination, the (i) the price paid for a Common Unit in the case of an Issuance Event that includes the issuance of any Common Unit solely for cash, or (ii) the Closing Price of the Common Units on the date of an Issuance Event that does not include the issuance of any Common Units solely for cash.

“Event of Withdrawal” is defined in Section 11.1(a).

“Excess Additional Book Basis” has the meaning set forth in the definition of Additional Book Basis Derivative Items.

“Excess Distribution” is defined in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” is defined in Section 6.1(d)(iii)(A).

“Expansion Capital Expenditures” means cash expenditures (including transaction expenses) for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt and paid in respect of the Construction Period. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Final Subordinated Units” is defined in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” is defined in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.3306 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted average number of Outstanding Units during such period plus (2) all Partnership Interests and Derivative Instruments (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, each case that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“General Partner” means Western Refining Logistics GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means two or more Persons that with or through any of their respective Affiliates or Associates have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of the Partnership Group to fluctuations in the price of hydrocarbons, interest rates, basis differentials or currency exchange rates in their operations or financing activities, in each case, other than for speculative purposes.

“Holder” as used in Section 7.12, is defined in Section 7.12(a).

“IDR Reset Common Unit” is defined in Section 5.11(a).

“IDR Reset Election” is defined in Section 5.11(a).

“Incentive Distribution Right” means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement.

“Incentive Distributions” means any amount of cash distributed with respect to the Incentive Distribution Rights pursuant to Section 6.4.

“Incremental Income Taxes” is defined in Section 6.9.

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Indemnified Persons” is defined in Section 7.12(c).

“Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any (i) Group Member, a General Partner or any Departing General Partner or (ii) any Affiliate of any Group Member, a General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of a General Partner, any Departing General Partner or any of their respective Affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another Person owing a fiduciary or similar duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Person who controls a General Partner or Departing General Partner and (g) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” is defined in Section 4.8(c).

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means the Organizational Limited Partner (with respect to the Common Units and Subordinated Units received by it as described in Section 5.2), WRCLP, a Delaware limited partnership (with respect to the Common Units and Subordinated Units received by it as described in Section 5.2), the General Partner (with respect to the Incentive Distribution Rights), and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any Common Units issued pursuant to the exercise of the Underwriters’ Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Common Units were first offered to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the Underwriting Agreement) to anyone other than a Group Member and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Issuance Event” means the issuance of new Units in exchange for cash, property or services, including in any merger, acquisition or restructuring.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner and each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests (other than a General Partner Interest) or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LTIP” means benefit plans, programs and practices adopted by the General Partner pursuant to Section 7.5(b).

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to or replacement of the assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, assets) made to maintain the long-term operating capacity of the assets of or the operating income of the Partnership Group.

“Merger Agreement” is defined in Section 14.1.

“Minimum Quarterly Distribution” means $0.2875 per Unit per Quarter (or with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section).

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable period, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a revaluation event; provided, however, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable period, (a) the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) the excess, if any, of the aggregate amount of Unrealized Loss over the aggregate amount of Unrealized Gain deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a revaluation event; provided, however, items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b)(1), are attributable to a Nonrecourse Liability.

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of the Closing Date, among Western, the General Partner and the Partnership and, for certain limited purposes specified therein, Western Refining Southwest, WRCLP, and Western Refining Wholesale, Inc., an Arizona corporation, as such may be amended, supplemented or restated from time to time.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments made under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) Investment Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners, or (v) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such repurchases. Where capital expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $40 million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in Operating Surplus in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated, (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, and (iv) the amount of cash distributions paid in respect of Construction Equity (and incremental Incentive Distributions in respect thereof) and paid in respect of the Construction Period, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period; (ii) the amount of cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to provide funds for future Operating Expenditures; (iii) all Working Capital Borrowings not repaid within twelve (12) months after having been incurred or repaid within such twelve-month period with the proceeds of additional Working Capital Borrowings and (iv) any cash loss realized on disposition of an Investment Capital Expenditure;

provided, however, that the General Partner’s estimates of disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. Cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Underwriters’ Option.

“Organizational Limited Partner” means Western Refining Southwest, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Partnership Interests of any class, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership with the written approval of the General Partner.

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“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Western Refining Logistics, LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any class or series of equity interest (or, in the case of the General Partner, management interest) in the Partnership, which shall include any General Partner Interest and Limited Partner Interests but shall exclude all Derivative Instruments.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Percentage Interest” means, as of any date of determination, (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to both (x) an Incentive Distribution Right and (y) the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any class of Units held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership in which the Closing Date occurs, the portion of such fiscal quarter after the Closing Date.

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“Rate Eligibility Trigger” is defined in Section 4.8(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-190135) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Unitholders’ Share of Additional Book Basis Derivative Items for each prior taxable period and (ii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” is defined in Section 5.11(a).

“Reset Notice” is defined in Section 5.11(b).

“Second Liquidation Target Amount” is defined in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.3594 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

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“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” means a Partnership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2016 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages;

(b) the first Business Day following the distribution of Available Cash pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2014, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the

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Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis and the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages; and

(c) the first date on which there are no longer outstanding any Subordinated Units due to the conversion of Subordinated Units into Common Units pursuant to Section 5.7 or otherwise.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership on the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” is defined in Section 14.2(b)(ii).

“Target Distribution” means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Third Target Distribution” means $0.4313 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Trading Day” means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” is defined in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Securities Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed (if any); provided, that if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriters’ Option” means the option to purchase additional Common Units granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

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“Underwriting Agreement” means that certain Underwriting Agreement, dated as of October [16], 2013, among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units from the Partnership by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

“Unitholders” means the Record Holders of Units.

“Unit Majority” means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a class, and at least a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

“Unpaid MQD” is defined in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision, or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Western” means Western Refining, Inc., a Delaware corporation.

“WRCLP” means Western Refining Company, L.P., a Delaware limited partnership.

“Western Refining Southwest” means Western Refining Southwest, Inc., a Arizona corporation.

“Withdrawal Opinion of Counsel” is defined in Section 11.1(b).

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“Working Capital Borrowings” means borrowings that the General Partner intends the Partnership to use for working capital purposes or to pay distributions to Partners, made pursuant to a credit facility, commercial paper facility or other similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional Working Capital Borrowings.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. Any construction or interpretation of this Agreement by the General Partner and any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders and all other Persons for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Partnership shall be “Western Refining Logistics, LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “LP,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 123 W. Mills Avenue, El Paso, Texas 79901, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 123 W. Mills Avenue, El Paso, Texas 79901, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

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Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

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ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. All actions taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.6, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners

(a) Each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense, to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied to the extent the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Exchange Act);

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder; and

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed.

(b) The rights to information granted the Limited Partners pursuant to Section 3.4(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act and each of the Partners and each other Person or Group who acquires an interest in Partnership Interests hereby agrees to the fullest extent permitted by law that they do not have any rights as Partners to receive any information either pursuant to Sections 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.4(a).

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(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Notwithstanding anything to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, Chief Executive Officer, President or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Certificate for a class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent for such class of Partnership Interests; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units, the Record Holders of such Subordinated Units (i) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing Common Units or (ii) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

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(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The Partnership and the General Partner shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership or the General Partner shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns its General Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

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(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.7, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(d) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units, Common Units and Incentive Distribution Rights to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(b), the General Partner may at its option transfer all or any part of its General Partner Interest without approval from any other Partner.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest held by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

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Section 4.7 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Agreement, other than Section 4.7(a), shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(d) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to Section 6.7.

(e) The transfer of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.11 shall be subject to Section 6.8.

Section 4.8 Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners or their beneficial owners has or is reasonably likely to have a material adverse effect on the rates that can be charged to customers by any Group Member with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or appropriate to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of the Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary or appropriate to reduce risk of the

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occurrence of a material adverse effect on the rates that can be charged to customers by any Group Member or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of the Limited Partner and, to the extent relevant, their beneficial owners as the General Partner determines to be necessary or appropriate to eliminate or mitigate a significant risk of cancellation or forfeiture of any properties or interests therein of a Group Member.

(b) Such amendments may include provisions requiring all Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Partner (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its beneficial owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner (or its beneficial owner) is not an Eligible Holder (an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner shall be substituted and treated as the owner of all Partnership Interests owned by an Ineligible Holder.

(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, cast such votes in the same manner and in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those of Ineligible Holders are cast.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for purposes hereof as a purchase by the Partnership from the Ineligible Holder of the portion of his Partnership Interest representing his right to receive his share of such distribution in kind.

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder be admitted as a Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the owner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.9 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner fails to furnish an Eligibility Certificate or other information requested within the period of time specified in amendments adopted pursuant to Section 4.8 or if upon receipt of such Eligibility Certificate, the General Partner determines, with the advice of counsel, that a Partner is an Ineligible Holder, the Partnership may, unless the Partner establishes to the satisfaction of the General Partner that such Partner is an Eligible Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership

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or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner has been admitted as the sole General Partner of the Partnership. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,000.00 in exchange for a Limited Partner Interest equal to a 100% Percentage Interest and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, and effective with the admission of another Limited Partner to the Partnership, the interests of the Organizational Limited Partner will be redeemed as provided in the Contribution Agreement and the initial cash Capital Contributions of the Organizational Limited

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Partner will be refunded. One-hundred percent of any interest or other profit that may have resulted from the investment or other use of such initial cash Capital Contributions will be allocated and distributed to the Organizational Limited Partner.

Section 5.2 Contributions by the General Partner and its Affiliates.

On the Closing Date and pursuant to the Contribution Agreement, (i) the Organizational Limited Partner shall contribute to the Partnership, as a Capital Contribution, the WR Subsidiary Interests (as such term is defined in the Contribution Agreement) in exchange for [—] Common Units, [—] Subordinated Units, a cash distribution and the right to receive the Deferred Issuance and Distribution and the issuance to the General Partner of the Incentive Distribution Rights and (ii) WRCLP, a Delaware limited partnership, shall contribute to the Partnership, as a Capital Contribution, the WRCLP Contribution Assets (as such term is defined in the Contribution Agreement) in exchange for [—] Common Units and a cash distribution.

Section 5.3 Initial Offering.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall pay cash to the Partnership in exchange for the issuance and sale by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Underwriters’ Option, each Underwriter shall pay cash to the Partnership in exchange for the issuance and sale by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(c) No Limited Partner will be required to make any additional Capital Contributions to the Partnership pursuant to this Agreement.

Section 5.4 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.5 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made by the Partner with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made to the Partner with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

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(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) The computation of all items of income, gain, loss and deduction shall be made (x) except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), without regard to any election under Section 754 of the Code that may be made by the Partnership, and (y) as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes.

(iv) To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) of the Code (including pursuant to Treasury Regulation section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(v) In the event the Carrying Value of Partnership property is adjusted pursuant to Section 5.5(d), any Unrealized Gain resulting from such adjustment shall be treated as an item of gain and any Unrealized Loss resulting from such adjustment shall be treated as an item of loss.

(vi) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the property’s Carrying Value as of such date.

(vii) Any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property or Adjusted Property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(viii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

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(c)(i) Except as otherwise provided in this Section 5.5(c), a transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(b), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (in each case, other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or retained converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) above, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or transferred converted Subordinated Units will have a balance equal to the amount allocated under clause (A) above.

(iii) Subject to Section 6.8(b), immediately prior to the transfer of an IDR Reset Common Unit by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(iii) apply), the Capital Account maintained for such Person with respect to its IDR Reset Common Units will (A) first, be allocated to the IDR Reset Common Units to be transferred in an amount equal to the product of (x) the number of such IDR Reset Common Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any IDR Reset Common Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained IDR Reset Common Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred IDR Reset Common Units will have a balance equal to the amount allocated under clause (A) above.

(d)(i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may first determine an aggregate value for the assets of the Partnership that takes into account the current trading price of the Common Units, the fair market value of all other Partnership Interests at such time and the amount of Partnership Liabilities. The General Partner may allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate). Absent a

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contrary determination by the General Partner, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to an Issuance Event shall be the value that would result in the Capital Account for each Common Unit that is Outstanding prior to such Issuance Event being equal to the Event Issue Value.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of a distribution other than one made pursuant to Section 12.4, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Interests and Derivative Instruments.

(a) The Partnership may issue additional Partnership Interests and Derivative Instruments for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Instruments pursuant to this Section 5.6, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.11, (iv) reflecting admission of such additional Limited Partners in the books and records of the Partnership as the Record Holders of such Limited Partner Interests and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

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(d) No fractional Units shall be issued by the Partnership.

Section 5.7 Conversion of Subordinated Units.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

(b) Notwithstanding any other provision of this Agreement, all of the then Outstanding Subordinated Units may convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

Section 5.8 Limited Preemptive Right. Except as provided in this Section 5.8 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests. The determination by the General Partner to exercise (or refrain from exercising) its right pursuant to the immediately preceding sentence shall be a determination made in its individual capacity.

Section 5.9 Splits and Combinations.

(a) The Partnership may make a distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event (subject to the effect of Section 5.9(d)), and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted retroactive to the beginning of the Partnership.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

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(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6(d) and this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 or 17-804 of the Delaware Act.

Section 5.11 Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(v) for each of the four most recently completed Quarters (and the aggregate amounts distributed in such four Quarter period did not exceed the aggregate Adjusted Operating Surplus for such four Quarter period), to make an election (the “IDR Reset Election”) to cause the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their Pro Rata share of a number of Common Units (the “IDR Reset Common Units”) equal to the result of dividing (i) the amount of cash distributions made by the Partnership for the Quarter immediately preceding the giving of the Reset Notice in respect of the Incentive Distribution Rights by (ii) the cash distribution made by the Partnership in respect of each Common Unit for the Quarter immediately preceding the giving of the Reset Notice (the “Reset MQD”) (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). The making of the IDR Reset Election in the manner specified in Section 5.11(b) shall cause the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Common Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.11 on

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or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Target Distributions shall be adjusted at the time of the issuance of Common Units or other Partnership Interests pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to be equal to the Reset MQD, (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a) (or other Partnership Interests as described in Section 5.11(d), the Capital Account maintained with respect to the Incentive Distribution Rights shall (A) first, be allocated to IDR Reset Common Units (or other Partnership Interests) in an amount equal to the product of (x) the Aggregate Quantity of IDR Reset Common Units (or other Partnership Interests) and (y) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the holder(s) of the Incentive Distribution Rights. If there is not a sufficient Capital Account associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (A) of this Section 5.11(f), the IDR Reset Common Units shall be subject to Sections 6.1(d)(x)(B) and (C).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income. Net Income for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Income for such taxable period) shall be allocated as follows:

(i) First, to the General Partner until the aggregate amount of Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate amount of Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods; and

(ii) The balance, if any, 100% to the Unitholders, Pro Rata.

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(b) Net Loss. Net Loss for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period) shall be allocated as follows:

(i) First, to the Unitholders, Pro Rata; provided, that Net Loss shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) The balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. Net Termination Gain or Net Termination Loss for each taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made; provided, however , that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) Except as provided in Section 6.1(c)(iv), and subject to the provisions set forth in the last sentence of this Section 6.1(c)(i), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated in the following order and priority:

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Adjusted Capital Account;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each

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Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, 15% to the holders of the Incentive Distribution Rights, Pro Rata, and 85.0% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, 25% to the holders of the Incentive Distribution Rights, Pro Rata, and 75% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv); and

(G) Finally, 50% to the holders of the Incentive Distribution Rights, Pro Rata, and 50% to all Unitholders, Pro Rata.

Notwithstanding the foregoing provisions in this Section 6.1(c)(i), the General Partner may adjust the amount of any Net Termination Gain arising in connection with an Issuance Event that is allocated to the holders of Incentive Distribution Rights in a manner that will result (i) in the Capital Account for each Common Unit that is Outstanding prior to such Issuance Event being equal to the Event Issue Value and (ii) to the greatest extent possible, the Capital Account with respect to the Incentive Distribution Rights that are Outstanding prior to such Issuance Event being equal to the amount of Net Termination Gain that would be allocated to the holders of the Incentive Distribution Rights pursuant to this Section 6.1(c)(i) if the Capital Accounts with respect to all Partnership Interests that were Outstanding at the time of such Issuance Event were equal to zero.

(ii) Except as otherwise provided by Section 6.1(c)(iii) or Section 6.1(c)(iv), Net Termination Loss shall be allocated:

(A) First, if Subordinated Units remain Outstanding, to all Unitholders holding Subordinated Units, Pro Rata, until the Adjusted Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Adjusted Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C) The balance, if any, 100% to the General Partner.

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(iii) Net Termination Loss deemed recognized pursuant to clause (b) of the definition of Net Termination Loss as a result of a revaluation event described in Section 5.5(d)(i) prior to the conversion of the last Outstanding Subordinated Unit and prior to the Liquidation Date shall be allocated:

(A) First, to the Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is not more than the Common Unit Trading Price; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account);

(B) Second, to all Unitholders holding Subordinated Units, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(B) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(C) The balance, if any, to the General Partner.

(iv) If (A) a Net Termination Loss for any prior taxable period has been allocated pursuant to Section 6.1(c)(iii), (B) a Net Termination Gain or Net Termination Loss subsequently occurs (other than as a result of a revaluation event described in Section 5.5.(d)(i)) prior to the conversion of the last Outstanding Subordinated Unit and (C) after tentatively making all allocations of such Net Termination Gain or Net Termination Loss provided for in Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction included in such Net Termination Gain or Net Termination Loss, as applicable, shall be specially allocated to the General Partner and all Unitholders in a manner that will, to the maximum extent possible, cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for each taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

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(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit for a taxable period exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit within the same taxable period (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed

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obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) of the Code (including pursuant to Treasury Regulation section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution to a Partner in complete liquidation of such Partner’s interest in the Partnership, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) taken into account pursuant to Section 5.5, and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (A) the number of Final Subordinated

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Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and

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the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or a Net Termination Loss, the following rules shall apply:

(A) The General Partner shall allocate Additional Book Basis Derivative Items consisting of depreciation, amortization, depletion or any other form of cost recovery (other than Additional Book Basis Derivative Items included in Net Termination Gain or Net Termination Loss) with respect to any Adjusted Property to the holders of Incentive Distribution Rights, the General Partner and all Unitholders, Pro Rata, in the same proportion as the Net Termination Gain or Net Termination Loss resulting from the revaluation event described in Section 5.5(d) hereof that gave rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 6.1(c).

(B) If a sale or other taxable disposition of an Adjusted Property, including, for this purpose, inventory (“Disposed of Adjusted Property”) occurs other than in connection with an event giving rise to Net Termination Gain or Net Termination Loss, the General Partner shall allocate (1) items of gross income and gain (x) away from the holders of Incentive Distribution Rights and the General Partner and (y) to the Unitholders, or (2) items of deduction and loss (x) away from the Unitholders and (y) to the holders of Incentive Distribution Rights and the General Partner, to the extent that the Additional Book Basis Derivative Items with respect to the Disposed of Adjusted Property (determined in accordance with the last sentence of the definition of Additional Book Basis Derivative Items) treated as having been allocated to the Unitholders pursuant to this Section 6.1(d)(xii)(B) exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For purposes of this Section 6.1(d)(xii)(B), the Unitholders shall be treated as having been allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

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(C) Net Termination Loss in an amount equal to the lesser of (1) such Net Termination Loss and (2) the Aggregate Remaining Net Positive Adjustments shall be allocated in such manner as is determined by the General Partner that, to the extent possible, the Capital Account balances of the Partners will equal the amount they would have been had no prior Book-Up Events occurred, and any remaining Net Termination Loss shall be allocated pursuant to Section 6.1(c) hereof. In allocating Net Termination Loss pursuant to this Section 6.1(d)(xii)(C), the General Partner shall attempt, to the extent possible, to cause the Capital Accounts of the Unitholders, on the one hand, and holders of the Incentive Distribution Rights, on the other hand, to equal the amount they would equal if (i) the Carrying Values of the Partnership’s property had not been previously adjusted in connection with any prior Book-Up Events, (ii) Unrealized Gain and Unrealized Loss (or, in the case of a liquidation, actual gain or loss) with respect to such Partnership Property were determined with respect to such unadjusted Carrying Values, and (iii) any resulting Net Termination Gain had been allocated pursuant to Section 6.1(c)(i) (including, for the avoidance of doubt, taking into account the provisions set forth in the last sentence of Section 6.01(c)(i)).

(D) For purposes of this Section 6.1(d)(xii), the Unitholders shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under this Agreement. In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for U.S. federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Sections 6.1(d)(xii)(A)–(C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to Conversion of Last Outstanding Subordinated Unit. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if (A) the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit and (B) after having made all other allocations provided for in this Section 6.1 for the taxable period in which the Liquidation Date occurs, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) and Section 6.1(c)(iv) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction for such taxable period shall be reallocated among the General Partner and all Unitholders in a manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable. For the avoidance of doubt, the reallocation of items provided for in the immediately preceding sentence envisions that, to the extent necessary to achieve the Capital Account balances described above, (x) items of income and gain that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from the General Partner and Unitholders holding Subordinated Units to Unitholders holding Common Units and (y) items of deduction and loss that would otherwise be included in Net Income or

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Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from Unitholders holding Common Units to the General Partner and Unitholders holding Subordinated Units. In the event that (i) the Liquidation Date occurs on or before the date (not including any extension of time prescribed by law for the filing of the Partnership’s federal income tax rerun for the taxable period immediately prior to the taxable period in which the Liquidation Date occurs and (ii) the reallocation of items for the taxable period in which the Liquidation Date occurs as set forth above in this Section 6.1(d)(xiii) fails to achieve the Capital Account balances described above, items of income, gain, loss and deduction that would otherwise be included in the Net Income or Net Loss, as the case may be, for such prior taxable period shall be reallocated among the General Partner and all Unitholders in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 6.1(d)(xiii), cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(D)); provided, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

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(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Underwriters’ Option is exercised in full or the expiration of the Underwriters’ Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 60 days following the end of each Quarter commencing with the Quarter ending on December 31, 2013, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement or otherwise made by the Partnership shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all Partnership assets shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

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Section 6.4 Distributions of Available Cash from Operating Surplus.

(a) During Subordination Period. Available Cash with respect to any Quarter wholly within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise provided in Section 5.6(b) in respect of other Partnership Interests issued pursuant thereto:

(i) First, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) 15% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) 25% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, 50% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50% to all Unitholders, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After Subordination Period. Available Cash with respect to any Quarter ending after the Subordination Period has ended that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows, except as otherwise provided in Section 5.6(b) in respect of other Partnership Interests issued pursuant thereto:

(i) First, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

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(iii) Third, (A) 15% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) 25% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) 50% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50% to all Unitholders, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5 Distributions of Available Cash from Capital Surplus. Available Cash that is distributed and deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed, unless the provisions of Section 6.3 require otherwise, except as otherwise provided in Section 5.6(b) in respect of other Partnership Interests issued pursuant thereto:

(a) First, 100% to the Unitholders, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a);

(b) Second, 100% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage; and

(c) Thereafter, all Available Cash that is distributed shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Target Distribution Levels.

(a) The Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Target Distributions shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units immediately prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the ex-dividend date. If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors.

(b) The Target Distributions shall also be subject to adjustment pursuant to Section 5.11 and Section 6.9.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income,

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gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding Subordinated Units shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.5(c)(ii), Section 6.1(d)(x), and Section 6.7(b) and (c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or retained converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c) The Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be issued a Common Unit Certificate pursuant to Section 4.1, if the Common Units are evidenced by Certificates, and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding a Common Unit.

Section 6.8 Special Provisions Relating to the Holders of IDR Reset Common Units.

(a) A Unitholder shall not be permitted to transfer an IDR Reset Common Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained IDR Reset Common Units would be negative after giving effect to the allocation under Section 5.5(c)(iii).

(b) A Unitholder holding an IDR Reset Common Unit shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that upon transfer each such Common Unit should have, as a substantive matter, like intrinsic economic and U.S. federal income tax characteristics to the transferee, in all material respects, to the intrinsic economic and U.S. federal income tax characteristics of an Initial Common Unit to such transferee. In connection with the condition imposed by this Section 6.8(b), the General Partner may apply Sections 5.5(c)(iii), 6.1(d)(x) and 6.8(a) or, to the extent not resulting in a material adverse effect on the Unitholders holding Common Units, take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such IDR Reset Common Units.

Section 6.9 Entity-Level Taxation. If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole discretion, reduce the Target Distributions by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental

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Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Target Distributions, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to delegate its rights and power to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no other Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.4, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.4 or Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

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(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash or cash equivalents by the Partnership;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time);

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange;

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Instruments;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates, including agreements to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person who is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Contribution Agreement and the other agreements described in or

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filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in the case of each agreement other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own behalf or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners, the other Persons who acquire a Partnership Interest and the Persons who are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any fiduciary or other duty existing at law, in equity or otherwise that the General Partner may owe the Partnership, the Limited Partners, the other Persons who acquire a Partnership Interest or the Persons who are otherwise bound by this Agreement.

(c) As used in the following provisions of this Article VII other than Section 7.12, the term Partnership Interest shall include any Derivative Instruments.

Section 7.2 Replacement of Fiduciary Duties.

Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the General Partner or any other Indemnitee would have duties (including fiduciary duties) to the Partnership, to another Partner, to any person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties expressly set forth herein. The elimination of duties (including fiduciary duties) and replacement thereof with the duties expressly set forth herein are approved by the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement.

Section 7.3 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Partner.

Section 7.4 Restrictions on the General Partner’s Authority. Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

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Section 7.5 Reimbursement of the General Partner.

(a) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person (including Affiliates of the General Partner) to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to any member of the Partnership Group. Reimbursements pursuant to this Section 7.5 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment for such management fee exceeds the amount of such fee.

(b) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, any Group Member or their Affiliates, or any of them, in each case for the benefit of employees, officers, consultants and directors of the General Partner or its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, officers, consultants and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(a). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.5(b) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.6 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership agrees that (i) its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other entity of which the Partnership is, directly or indirectly, a partner or member and (ii) that it shall not engage in any other business or activity or incur any debts or liabilities, provided that the General Partner may engage in any business or activity or incur any debts or liabilities in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member or (iii) the direct or indirect provision of management, advisory, and administrative services to its Affiliates or to other Persons.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in

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other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member. No such business interest or activity shall constitute a breach of this Agreement, any fiduciary or other duty existing at law, in equity or otherwise, or obligation of any type whatsoever to the Partnership or other Group Member, to another Partner, to any Person who acquires an interest in a Partnership Interest or any Person who is otherwise bound by this Agreement; provided such Unrestricted Person does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(c) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including, subject to Section 7.6(a), the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to any Group Member, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership or any other Group Member, to another Partner, to any person who acquires a Partnership Interest or any other Person who is otherwise bound by this Agreement for breach of any fiduciary or other duty existing at law, in equity or otherwise by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise expressly provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.6(d) with respect to the General Partner shall not include any Group Member.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct, or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. For purposes of this Agreement, any determination, other action or failure to act by any Indemnitee will be considered to be in bad faith only if such Indemnitee subjectively believed such determination, other action or failure to act was adverse to the interest of the Partnership. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final

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and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of an Indemnitee and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Indemnitee in connection with the Partnership’s activities or such Indemnitee’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Indemnitee against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Partners or any other Persons who have acquired interests in a

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Partnership Interest or is otherwise bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct, or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. In the case where an Indemnitee is liable for damages, those damages shall only be direct damages and shall not include punitive damages, consequential damages or lost profits.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, the Partners, any Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable, to the fullest extent permitted by law, to the Partnership, the Partners, any Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement, for its reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Standards of Conduct and Modification of Duties.

(a) Whenever the General Partner, the Board of Directors or any committee of the Board of Directors (including the Conflicts Committee), makes a determination or takes or declines to take any other action, or any Affiliates of the General Partner cause the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity or its sole discretion, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another lesser standard is provided for in this Agreement, the General Partner, the Board of Directors, such committee or such Affiliates causing the General Partner to do so, shall make such determination or take or decline to take such other action in good faith. The foregoing is the sole and exclusive standard governing any such determinations, actions and omissions of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby waived and disclaimed), under this Agreement any Group Member Agreement or any other agreement contemplated hereby, or under the Delaware Act or any other law, rule or regulation or at equity. A determination, other action or failure to act by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) will be deemed to be in good faith so long as the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) subjectively believed such determination, other action or failure to act was in, or not opposed to, the best interests of the Partnership. In any proceeding brought by the Partnership, any Limited Partner, or any Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement challenging such action, determination or failure to act, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or failure to act was not in good faith.

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(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity or its sole discretion as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any fiduciary duty or other duty existing at law, in equity or otherwise or obligation whatsoever to the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who otherwise is bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement or any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(c) For purposes of Sections 7.9(a) and (b) of this Agreement, “acting in its capacity as the general partner of the Partnership” means and is solely limited to, the General Partner exercising its authority as a general partner under this Agreement, other than when it is “acting in its individual capacity or its sole discretion.” For purposes of this Agreement, “acting in its individual capacity or its sole discretion” means: (A) any action by the General Partner or its Affiliates other than through the exercise of the General Partner of its authority as a general partner under this Agreement; and (B) any action or inaction by the General Partner by the exercise (or failure to exercise) of its rights, powers or authority under this Agreement that are modified by: (i) the phrase “at the option of the General Partner,” (ii) the phrase “in its sole discretion” or “in its discretion” or (iii) some variation of the phrases set forth in clauses (i) and (ii). For the avoidance of doubt, whenever the General Partner votes, acquires Partnership Interests or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be and be deemed to be “acting in its individual capacity or its sole discretion.”

(d) Whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement on the other hand, the General Partner may in its sole discretion submit any resolution, course of action with respect to or causing such conflict of interest or transaction (i) for Special Approval or (ii) for approval by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates). If any resolution, course of action or transaction: (i) receives Special Approval; or (ii) receives approval of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), then such resolution, course of action or transaction shall be conclusively deemed to be approved by the Partnership, all the Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, and shall be and be deemed to be duly authorized, legal and binding and to be fair to the Partnership, all the Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any fiduciary or other duty or obligation existing at law, in equity or otherwise or obligation of any type whatsoever.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates or any other Indemnitee shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be in its sole discretion.

(f) The Partners, each Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a

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Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) Whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee), the officers of the General Partner or any Affiliates of the General Partner make a determination on behalf of the General Partner, or cause the General Partner to take or omit to take any action, whether in the General Partner’s capacity as the General Partner or in its individual capacity or its sole discretion, the standards of care applicable to the General Partner shall apply to such Persons, and such Persons shall be entitled to all benefits and rights of the General Partner hereunder, including waivers and modifications of duties, protections and presumptions, as if such Persons were the General Partner hereunder.

Section 7.10 Other Matters Concerning the General Partner and Indemnitees.

(a) The General Partner and any other Indemnitee may rely upon, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or such other Indemnitee, as applicable, reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of any Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests; provided, that, except as permitted pursuant to Section 4.9, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a

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registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than two registrations pursuant to this Section 7.12(a) in any twelve-month period; and provided further, however, that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of

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such registration statement), or in any summary or final prospectus or issuer free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available to such Partner to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the

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execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

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ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4 Withholding; Tax Payments.

(a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

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ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) A Person shall be admitted as a Limited Partner and shall become bound by the terms of this Agreement if such Person purchases or otherwise lawfully acquires any Limited Partner Interest and becomes the Record Holder of such Limited Partner Interests in accordance with the provisions of Article IV or Article V hereof. Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the Organizational Limited Partner and of Common Units to WRCLP as described in Article V, such parties will be automatically admitted to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

(b) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.8, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8.

(c) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(d) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a) and (b).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with

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the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)(A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

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(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Central Time, on September 30, 2023, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 11:59 pm, prevailing Central Time, on September 30, 2023, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units, voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

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Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.5, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the value of the Units, including the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (and its Affiliates, if applicable) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (and its Affiliates, if applicable) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

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(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist:

(a) the Subordinated Units held by any Person will immediately and automatically convert into Common Units on a one-for-one basis, provided (i) neither such Person nor any of its Affiliates voted any of its Units in favor of the removal and (ii) such Person is not an Affiliate of the successor General Partner; and

(b) if all of the Subordinated Units convert into Common Units pursuant to Section 11.4(a), all Cumulative Common Unit Arrearages on the Common Units will be extinguished and the Subordination Period will end;

provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.5(c)(ii), Section 6.1(d)(x), Section 6.7(b) and Section 6.7(c).

Section 11.5 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to this Agreement;

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(b) an election to dissolve the Partnership by the General Partner that is approved by a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability under the Delaware Act of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable

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limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.4) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be

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obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable period of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests and Derivative Instruments pursuant to Section 5.6;

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(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or Section 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion, and, in declining to propose or approve an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. An amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or 13.3, a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on the Partnership’s website.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no provision of this Agreement (other than Section 11.2 or Section 13.4) that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of Partners) holding a specified Percentage Interest required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing or increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or increased, as applicable, or the affirmative vote of Partners whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of (including requiring any holder of a class of Partnership Interests to make additional Capital Contributions to the Partnership) any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to

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Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3 or Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Limited Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Limited Partners.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any

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National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transaction of business at any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting. The holders of a majority, by Percentage Interest, of Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Partnership Interests that, in the aggregate, represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or amendment to this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum shall be required. The Partners present at a duly called or held meeting at which a quorum is

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present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by Partners holding the required Percentage Interest specified in this Agreement.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner), as the case may be, that would be necessary to authorize or take such action at a meeting at which all the Limited Partners entitled to vote at such meeting were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Partnership Interests held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Partnership Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Partnership Interests acting by written consent without a meeting.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Partnership Interests on the Record Date set pursuant to Section 13.6 shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Partnership Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Partnership Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Partnership Interests.

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(b) With respect to Partnership Interests that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Partnership Interests are registered, such other Person shall, in exercising the voting rights in respect of such Partnership Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Partnership Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

Section 13.13 Voting of Incentive Distribution Rights.

(a) For so long as a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the holders of the Incentive Distribution Rights shall not be entitled to vote such Incentive Distribution Rights on any Partnership matter except as may otherwise be required by law and the holders of the Incentive Distribution Rights, in their capacity as such, shall be deemed to have approved any matter approved by the General Partner.

(b) If less than a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the Incentive Distribution Rights will be entitled to vote on all matters submitted to a vote of Unitholders, other than amendments and other matters that the General Partner determines do not adversely affect the holders of the Incentive Distribution Rights as a whole in any material respect. On any matter in which the holders of Incentive Distribution Rights are entitled to vote, such holders will vote together with the Subordinated Units, prior to the end of the Subordination Period, or together with the Common Units, thereafter, in either case as a single class except as otherwise required by Section 13.3(c), and such Incentive Distribution Rights shall be treated in all respects as Subordinated Units or Common Units, as applicable, when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement. The relative voting power of the Incentive Distribution Rights and the Subordinated Units or Common Units, as applicable, will be set in the same proportion as cumulative cash distributions, if any, in respect of the Incentive Distribution Rights for the four consecutive Quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of Units for such four Quarters.

(c) In connection with any equity financing, or anticipated equity financing, by the Partnership of an Expansion Capital Expenditure, the General Partner may, without the approval of the holders of the Incentive Distribution Rights, temporarily or permanently reduce the amount of Incentive Distributions that would otherwise be distributed to such holders, provided that in the judgment of the General Partner, such reduction will be in the long-term best interest of such holders.

ARTICLE XIV

MERGER OR CONSOLIDATION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

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Section 14.2 Procedure for Merger or Consolidation

(a) Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain and stated in the certificate of merger); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and Section 14.3(e), the General Partner, upon its approval of the Merger Agreement shall direct that the Merger Agreement and the merger or consolidation contemplated

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thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

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Section 14.4 Certificate of Merger. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Effect of Merger or Consolidation.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also filed and distributed as may be require by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General

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Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person

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notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereof.

Section 16.9 Applicable Law; Forum; Venue and Jurisdiction ; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

WESTERN REFINING LOGISTICS GP, LLC

By:
Name: Title:

ORGANIZATIONAL LIMITED PARTNER:

WESTERN REFINING SOUTHWEST, INC.

By:
Name: Title:

SIGNATURE PAGE

WESTERN REFINING LOGISTICS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

Western Refining Logistics, LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Western Refining Logistics, LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Western Refining Logistics, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Western Refining Logistics, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that                     (the “Holder”) is the registered owner of             Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file, and will be furnished without charge on delivery of written request to the Partnership, at the principal office of the Partnership located at Three Riverway, Suite 1550, Houston, TX 77056. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF WESTERN REFINING LOGISTICS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF WESTERN REFINING LOGISTICS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE WESTERN REFINING LOGISTICS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). WESTERN REFINING LOGISTICS GP, LLC, THE GENERAL PARTNER OF WESTERN REFINING LOGISTICS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT DETERMINES, WITH THE ADVICE OF COUNSEL, THAT SUCH RESTRICTIONS ARE NECESSARY OR ADVISABLE (i) TO AVOID A SIGNIFICANT RISK OF WESTERN REFINING LOGISTICS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES OR (ii) TO PRESERVE THE ECONOMIC UNIFORMITY OF THE LIMITED PARTNER INTERESTS (OR ANY CLASS OR CLASSES THEREOF). THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such person when any such transfer or admission is reflected on the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of the Partnership Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into the Partnership Agreement and (iv) makes the consents, acknowledgements and waivers contained in the Partnership Agreement, with or without the execution of the Partnership Agreement by the Holder.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Western Refining Logistics, LP

Countersigned and Registered by:	By:	Western Refining Logistics GP, LLC

American Stock Transfer & Trust Company, LLC, As Transfer Agent and Registrar	By:
Name:

Title:

By:

Name:

Title:

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM - TEN ENT - JT TEN -	as tenants in common as tenants by the entireties as joint tenants with right of survivorship and not as tenants in common	UNIF GIFT/TRANSFERS MIN ACT Custodian (Cust) (Minor) Under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF

WESTERN REFINING LOGISTICS, LP

FOR VALUE RECEIVED,                  hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of Western Refining Logistics, LP

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular. without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

(Signature)
(Signature)

Appendix B

GLOSSARY OF TERMS

barrel or bbl: Forty-two (42) U.S. gallons at sixty (60) degrees Fahrenheit.

bpd: Barrels per day.

common carrier pipeline: A pipeline engaged in the transportation of crude oil, refined petroleum products or NGL as a common carrier for hire.

current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

distributable cash flow: A non-GAAP supplemental financial measure defined as EBITDA less net cash interest paid, income taxes paid, and maintenance capital expenditures.

EBITDA: A non-GAAP supplemental financial measure defined as net income (loss) before net interest expense, income taxes and depreciation and amortization expense.

EIA: United States Energy Information Administration.

EPA: U.S. Environmental Protection Agency.

feedstock: Raw material required for a refining process.

FERC: Federal Energy Regulatory Commission.

Four Corners area: Geographic region encompassing the southwestern corner of Colorado, northwestern corner of New Mexico, northeastern corner of Arizona and southeastern corner of Utah.

GAAP: Generally accepted accounting principles in the United States.

general and administrative expenses: General and administrative expenses consist of employment costs, cost of facilities, as well as legal, audit and other administrative costs.

High Consequence Areas (HCAs): Areas that are unusually sensitive to environmental damage, that cross a navigable waterway, or that have a high population density.

incentive distribution right: A non-voting limited partner partnership interest issued to the general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

IP Rate: the 30-day initial production rate using the first full month of production as reported to the individual state oil and gas commissions.

limited partner unit: means a unit of limited partnership in the Partnership, which may be evidenced by common units, subordinated units, incentive distribution rights, or other partnership interests (other than a general partnership interest) or a combination thereof.

B-1

NGL: Natural gas liquids, which are the hydrocarbon liquids produced in the manufacture, purification and stabilization of natural gas.

PHMSA: Pipeline and Hazardous Materials Safety Administration.

PPI: Producer Price Index for Finished Goods, as provided by the U.S. Department of Labor, Bureau of Labor Statistics.

refined petroleum products or refined products: Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residual fuel, that are produced by a refinery.

shell storage capacity: The total tank volume including heel, working capacity, and void volume.

sweet crude oil: Crude oil that is below 0.5% sulfur content by weight.

tank farm: A group of tanks connected to a pipeline in which crude oil or other hydrocarbon-based products are stored.

terminalling: The temporary storage of hydrocarbons in a facility.

throughput: The volume of crude oil and refined petroleum products transported or passing through a pipeline, plant, terminal or other facility during a particular period.

ton: A unit of weight equivalent to 2,000 pounds. With respect to asphalt, a ton equals approximately 5.7 barrels.

tpd: Tons per day.

tpy: Tons per year.

turnaround: A periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to five years and typically lasts 30 to 60 days.

West Texas Intermediate (WTI): A type of sweet crude oil commonly used as a price benchmark.

West Texas Sour (WTS): A type of sour crude oil that is typically less expensive than WTI.

B-2

Through and including November 4, 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

13,750,000 Common Units

Representing Limited Partner Interests

Western Refining Logistics, LP

PROSPECTUS

BofA Merrill Lynch

Barclays

Goldman, Sachs & Co.

Wells Fargo Securities

Credit Suisse

Deutsche Bank Securities

UBS Investment Bank

SunTrust Robinson Humphrey

Credit Agricole CIB

October 10, 2013